

Alibaba Group Holding Limited

Exhibit 99.1

# Alibaba

Alibaba Group Holding Limited

NYSE: BABA

HKEX: 9988 (HKD Counter) 89988 (RMB Counter)



# Powered by AI › Built for Tomorrow

Fiscal Year 2026 Annual Report





淘

Fiscal Year 2026 Annual Report

# Contents

This annual report is dated May 20, 2026. The information included in this annual report is only as of the date of this annual report, regardless of the date of publication. This annual report and our latest periodic reports, results announcements, financial statements and other information required to be disclosed under the Hong Kong Listing Rules are available for viewing on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and our website at www.alibabagroup.com.

In addition, we will provide hard copies of our annual report to shareholders, including ADS holders, free of charge upon request.

# Our Mission, Our Vision and Our Values

## OUR MISSION

Our mission is to make it easy to do business anywhere.

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems – whether those customers are consumers, merchants or enterprises – ultimately will lead to the best outcome for our business. In the digital era, we are staying true to our mission by helping our customers and business partners harness the power of digital technology, AI and cloud infrastructure to optimize operations, unlock new opportunities and drive innovation. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

## OUR VISION

We do not pursue size or power; we aspire to be a good company that will last for 102 years. For a company that was founded in 1999, lasting for 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.

## OUR VALUES

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

- ***Customers first, employees second, shareholders third*** – This reflects our choice of what's important, in order of priority. Only by creating sustained customer value can employees grow and shareholders achieve long-term benefit.

- ***Trust makes everything simple*** – Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (阿里人) are straightforward – what you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.

- ***Change is the only constant*** – Whether you change or not, the world is changing, our customers are changing and the competitive landscape is changing. We must face change with respect and humility. Otherwise, we will fail to see it, fail to respect it, fail to understand it and fail to catch up with it. Whether you change yourself or create change, both are the best kinds of change. Embracing change is the most unique part of our DNA.

- ***Today's best performance is tomorrow's baseline*** – In Alibaba's most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set "dream targets" (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.

- ***If not now, when? If not me, who?*** – This was a tagline in Alibaba's first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.

- ***Live seriously, work happily*** – Work is now, life is forever. What you do in your job is up to you, but you have responsibility to the ones who love you. Enjoy work as you enjoy life; treat life seriously as you do work. If you live with purpose, you will find reward. You make Alibaba different and make your loved ones proud. Everyone has their own view of work and life; we respect each person's choice. Whether you live by this value depends on how you live your life.

# Letter from our Chairman and our CEO

**Dear Shareholders,**

Today, we stand at a critical inflection point in the development of Artificial General Intelligence (AGI).

Vast numbers of AI agents are poised to take on an ever-greater share of work in the digital economy, each powered by tokens generated from models. Agents will increasingly serve as the primary interface between humans and the digital world. As we face unprecedented industry transformation and strategic opportunities of this magnitude, Alibaba Group enters a new phase of entrepreneurial innovation and critical investments for the future. In this letter, we would like to share our thinking about the future – our strategic positioning, competitive strengths, and how we intend to capture the next wave of growth.

As we enter the AI agent era, AI models and capabilities are being rapidly incorporated into mainstream workplace and business environments, with token consumption surging across industries. We expect the addressable market for companies like Alibaba that provide full-stack AI capabilities is poised to grow exponentially. Against this backdrop, Alibaba's AI has moved beyond the initial investment phase and entered full-scale commercialization. Driven by robust AI demand, our Cloud Intelligence Group's external revenue growth accelerated to 40% in the final quarter of fiscal 2026, with AI-related products accounting for 30% of this revenue. This reflects AI's role in driving a comprehensive upgrade of Alibaba Cloud's entire business, as its growth engine fully pivots from traditional compute and storage to models, AI compute, and agent services.

At the infrastructure layer, our proprietary T-Head AI chips have achieved production at scale, delivering high-performance compute capacity to our cloud infrastructure and Model-as-a-Service (MaaS) inference platform. In foundation models, we continued to accelerate our research and development pace, releasing three updates to the Qwen family within the past three months. Our latest generation large language model, Qwen3.7-Max, is specifically engineered for agents and expands the frontier of model capabilities, including in core competencies such as agentic coding and complex reasoning. Complementing the Qwen family, we achieved advancements in specialized models such as HappyOyster, a real-time interactive generative world model, and HappyHorse, a multimodal model for cross-modal understanding and generation.

At the application layer, in November 2025 we launched the Qwen app, our all-in-one personal AI assistant for life, work, and learning. Deeply integrated across our ecosystem, including Taobao and Tmall, Taobao Instant Commerce, Fliggy, Damai, Amap, and Alipay, the app serves distinctive capabilities spanning everyday life, services, productivity, and entertainment. The integration of AI into a broad spectrum of use cases expanded our user reach, enhanced engagement across Alibaba's platforms and external services, and strengthened our leadership in applied AI. We also launched Wukong, our AI-native agentic platform built for enterprises. Wukong coordinates AI agents to handle complex workflows and leverages modular tools built across Alibaba's entire ecosystem. Together, they complete our comprehensive AI application strategy across both enterprise and consumer users.

Alibaba's leading full-stack capabilities across the AI value chain put us in a strategically-advantaged position in the new world of AI. With our talent, technology and resources, we are confident in seizing the moment to propel AI + Cloud into another growth engine for Alibaba. To realize this vision, we are scaling up investments in our full-stack AI capabilities. We are actively advancing investments in AI infrastructure and proprietary chips. At the model and application layers, we will invest in stronger foundation model capabilities to connect with more applications, and develop a more powerful MaaS product to bridge these two layers effectively. We are seeing enormous opportunity to capture market value in this space.

# Letter from our Chairman and our CEO

In the consumer sector, quick commerce has become a core strategic pillar in the ongoing platform transformation of Taobao and Tmall. With over 1.1 billion Internet users, China is the world's largest online retail market. As our e-commerce business grew its roots from this dynamic and vast market environment, Taobao and Tmall will remain focused on user growth and improving user experience. We recognize the strategically vital role of quick commerce to leverage AI for driving user acquisition and engagement, fulfilling diverse consumer needs, increasing transactions, and enhancing monetization. We see that quick commerce is a necessary path to fulfilling our "Customers First" mission: with consumer behavior rapidly shifting to the norm of 30-minute delivery, we must stay ahead of consumer expectations and remain agile in this fast-moving market.

Growth is the constant theme at Alibaba. We are committed to technology innovation and incorporating leading-edge technology into our core businesses to create value for our customers and, ultimately, for our shareholders. To prevail in an intensely competitive environment, Alibaba must maintain our growth mindset – embracing change, investing patiently in our capabilities, and securing our future through long-term thinking. This is who we are.

**Joe Tsai**

Chairman

**Eddie Wu**

Chief Executive Officer

May 20, 2026

# Business Overview

## Company Overview

Alibaba's strategic priorities are AI + Cloud and consumption. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses leverage technology to engage with their users and customers and operate in a more efficient way. We empower enterprises with our full-stack AI capabilities and services to facilitate their AI transformation and to support the growth of their businesses. AI technology will also enhance user value across our e-commerce and other Internet platforms to transform our existing businesses.

In fiscal year 2026, our businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, AI + Cloud businesses, and others. An ecosystem has developed around our platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

### Alibaba China E-commerce Group

#### E-commerce

We are the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2026, according to Analysys. To further enhance overall user experience, in fiscal year 2026 we undertook a strategic combination of Taobao and Tmall Group, Taobao Instant Commerce (formerly known as Ele.me) and Fliggy into Alibaba China E-commerce group, to transform our various e-commerce platforms into a comprehensive consumption platform.

Leveraging our product and supply chain capabilities as well as fulfillment and delivery expertise, our consumers can enjoy a one-stop consumption experience with broad variety of quality products and services at attractive prices as well as a wide selection of delivery options that satisfy their needs.

#### Quick Commerce

Taobao Instant Commerce, a leading local services and on-demand delivery platform in China, enables consumers to use the Taobao, Taobao Instant Commerce, and Alipay apps to order meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel online. In addition, Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce, provides last-mile logistics services for Tmall brands and Alibaba Health.

#### China Commerce Wholesale

1688.com, China's largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2026 by net revenue according to Analysys, connects wholesale buyers and sellers across a wide range of categories.

### Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group (AIDC) operates various retail and wholesale platforms to empower brands, merchants and SMEs to serve global buyers and consumers through wide product selection and differentiated customer experiences.

#### International Commerce Retail

Our International commerce retail businesses, including AliExpress, Trendyol and Lazada, empower brands and merchants with local market insights and critical commerce infrastructure. AliExpress, one of our international e-commerce platforms, enables global consumers to buy directly from manufacturers and distributors in China and around the world. Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of GMV in 2025, and serves consumers with a broad selection of products and services. Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest markets in the global e-commerce industry by providing consumers with access to a broad range of offerings from local SMEs, as well as regional and global brands.

# Business Overview

### International Commerce Wholesale

We operate Alibaba.com, China's largest integrated international online wholesale marketplace in the twelve months ended March 31, 2026 by revenue, according to Analysys. During fiscal year 2026, buyers who sourced business opportunities or completed transactions on Alibaba.com were located across over 190 countries.

## AI + Cloud Businesses

We possess full-stack AI capabilities. Chips and cloud computing form the infrastructure layer, while the AI model and application layer comprises foundation models, model-as-a-service (MaaS), and both enterprise and consumer applications.

Alibaba Group is the world's fourth largest and Asia Pacific's largest Infrastructure-as-a-service provider by revenue in 2025 in U.S. dollars, according to Gartner April 2026 report (Source: Gartner®, "Market Share: IaaS, Worldwide, 2025", 10 April 2026, Sorted by Infrastructure-as-a-Service (IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China (Region), Emerging Asia/Pacific and Japan (Region), and market share refers to that of Infrastructure-as-a-Service (IaaS)). Alibaba Group is also China's largest provider of public cloud services by revenue in 2025, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Service Tracker, 2025H2&Q4). Leveraging our full-stack cloud capabilities and proprietary products portfolio, Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. We leverage these product capabilities and technologies to provide our customers across various verticals with industry-specific solutions, enabling intelligent business decisions and operations in the AI era. T-Head, our chip design subsidiary, has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference.

Qwen model family, our enterprise-grade large model suite, drives rapid AI adoption across key verticals and delivers measurable productivity gains through its full-stack, multimodal capabilities. Powered by our most advanced Qwen foundation model, Qwen app, our flagship consumer-facing AI application transforms proprietary model leadership into scalable, real-world applications. Wukong, our AI-to-B AI agent platform, enables AI-powered upgrades to enterprise workflows.

We believe the added value of our AI + Cloud services translates into direct and tangible results, and these services have become a critical foundation for our customers, many of whom are reputable industry leaders in their respective verticals.

## Other businesses

We continue to innovate and develop new service and product offerings with the aim of addressing the evolving needs of our customers, improving efficiency in their daily lives and creating synergies among our ecosystem participants. Our other businesses include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, among others.

## Our Ecosystem

An ecosystem has developed around our platforms and businesses, consisting of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses. At the nexus of this ecosystem are our technology platform, our marketplace rules and the role we play in connecting these participants to make it possible for them to discover, engage and transact with each other and manage their businesses anytime and anywhere. Our ecosystem has strong self-reinforcing network effects benefiting its various participants, who are in turn invested in the growth and success of our ecosystem.

The following chart sets forth our main businesses for fiscal year 2026 by segment:



| Alibaba China E-commerce Group | Alibaba International Digital Commerce Group | Cloud Intelligence Group | All others |
|---|---|---|---|
| **E-commerce** | **Retail** | Alibaba Cloud | Qwen |
| 淘宝 Taobao | AliExpress | | DingTalk |
| TMALL 天猫 | trendyol | | Quark 夸克 |
| 闲鱼 (Xianyu) | Lazada | | 高德地图 (Amap) |
| **Quick Commerce** | | | CAINIAO 菜鸟 |
| 淘宝闪购 (Taobao Instant Commerce) | | | YOUKU |
| **Wholesale** | **Wholesale** | | Damai Entertainment Holdings |
| 1688 | Alibaba.com | | FRESHIPPO |
| | | | Alibaba Health |

## Business Overview

# Our Strategies

With the dawn of the AI agent era, AI models and capabilities are rapidly being embedded into all kinds of mainstream work environments, with token consumption surging across sectors. For enterprises and organizations, AI technology advancement drives profound industry transformation that changes the way people live and work. AI application provides enterprises and organizations with innovative tools to elevate productivity to a new level. On the consumption side, AI will also profoundly reshape e-commerce for both merchants and consumers. At the same time, consumers are seeking enhanced and more efficient shopping experience enabled by quick commerce.

While such transformation presents tremendous opportunities, it requires us to be more focused, innovative and agile in establishing strategic priorities and strengthening our competitive advantages. We have continued to invest decisively in our strategic priorities – AI + Cloud and consumption, and we have seen great momentum with technological advances, customer adoption, market share and user engagement over the past fiscal year. Looking ahead, we continue to strive to strengthen our leadership and build core capabilities in these two strategic priorities.

## AI + Cloud

As we enter into a new era driven by agents, compared to earlier phases of AI, models and applications have become much more closely integrated and this is critically important for both model and application development. In the early stages of AI, most pre-training relied on static datasets. Now, in the agentic era, many advances will stem from the close integration between models and business applications, as well as from data feedback loops generated in real customer usage scenarios.

Faced with an industry transformation and strategic opportunity of this magnitude, Alibaba Group is in a new phase of entrepreneurial reinvention and critical investment oriented toward the future. Alibaba has built complete full-stack AI capabilities set to support this exponential growth in demand. We possess full-stack AI capabilities: chips and cloud computing form the infrastructure layer, while the AI model and application layer – anchored by Alibaba Token Hub Business Group – comprises foundation models, MaaS, and both enterprise and consumer applications. Together, these give us end-to-end coverage and use cases across the entire stack.

At the infrastructure layer, the compute demands of large-scale AI models require reliable cloud infrastructure for optimal efficiency, creating clear and massive demand for cloud services in the AI era. We will continue to invest in AI infrastructure. We remain committed to building a reliable, efficient and globally distributed AI infrastructure network that empowers our customers and ecosystem partners to capture growth opportunities in the AI era. We will continue to expand T-Head's compute supply and contribute high-quality compute to our cloud infrastructure and MaaS platform, strengthening the competitiveness of our cloud services. We aim to deepen T-Head's co-design with Alibaba Cloud infrastructure and our foundation models to deliver superior price-performance and lower inference costs.

At the model and application layer, we have established the Alibaba Token Hub Business Group with the core mission of creating, delivering, and applying tokens. AI technological capabilities are fundamental to our growth strategy, with AI foundation models playing an important role in elevating productivity. We will continue to invest in proprietary AI foundation models to maintain technological leadership. Through foundational architectural innovation of our foundation models, we strive to improve inference efficiency while reducing inference costs. On the consumer application side, we launched the Qwen app building on the strength of our foundation models. We aim to deepen Qwen app's integration across Alibaba's ecosystem, giving it unique capabilities across the lifestyle domain and enabling it to become the leading all-in-one personal AI assistant for life, work, and learning. We also launched our AI-to-B agent platform, Wukong. We aim to progressively integrate business-to-business (B2B) commercial capabilities across Alibaba's entire ecosystem to support Wukong in becoming the ultimate AI work assistant.

Beyond the application layer, MaaS serves as the channel linking the model and application layers. In addition to supporting our internal businesses, we are investing in our MaaS offering to support a broad range of external AI industry applications and to capture the enormous market value and opportunity in this area.

In addition, we believe there are significant opportunities to be captured outside China by addressing the AI compute and MaaS needs of international customers and Chinese customers expanding overseas. Leveraging our proven expertise from the Chinese market, we strive to offer industry-leading and cost-effective technologies and products that are competitive on the global stage. Looking ahead, to deliver tailored, customer-centric support to global enterprises and organizations, we will further expand the coverage of our global infrastructure network and localized support teams, accelerate the establishment of a global AI infrastructure network and promote the globalization of AI-related products. We believe that our continued commitment to long-term growth and investment in overseas markets will unlock incremental growth opportunities for us.

## Consumption

Consumption continues to present significant opportunities in China and globally.

China's digital consumption market encompasses diverse value propositions. As a comprehensive consumer platform, Taobao serves a broad and varied consumer base. To further strengthen our competitiveness and tap into new growth potential, we continue to expand the platform's offerings of high-quality products and services to meet multi-tiered consumer demands, ultimately delivering a shopping experience defined by quality products, competitive pricing and exceptional service. We continue to invest in user growth and have increased our focus on competitively priced products, customer service and membership programs, aimed at delivering an exceptional user experience in all aspects. Across our efforts of executing a multi-tiered strategy to cater to all aspects of consumption needs, we view price competitiveness as one of our key value propositions. To make the price of our products more appealing to our consumers, we continue to leverage our position as China's leading e-commerce platform to further improve the efficiency of our service offerings and supply chain capabilities. We strive to improve our consumers' shopping experience via a more reliable and multi-tiered delivery experience.

We see a huge market opportunity in quick commerce. Quick commerce addresses widespread, everyday needs for consumers. Taobao already has a large and diverse user base and large base of existing merchants, while we also have well-established on-demand fulfillment infrastructure. Looking ahead, we anticipate greater convergence between traditional e-commerce and quick commerce. We believe quick commerce is reshaping users' consumption habits. Quick commerce represents a high-frequency use case and through this strategic investment, we aim to drive greater user engagement and long-term user growth on Taobao and Tmall.

Going forward, we will also continue to invest in key AI initiatives as consumers adapt to consumption in the AI agent era. Alibaba has both leading AI full stack capabilities and extensive lifestyle and commerce use cases. We believe there are synergies to be realized by gradually integrating Qwen app with e-commerce, map navigation, local services, and more, to create an AI-powered entry point for everyday life. We believe AI innovation and ecosystem collaboration reinforcing each other will deliver substantial user value to consumers.

While enhancing consumer experiences, we are also actively improving the operating environment for merchants on our platform. We are strengthening support for merchants that provide high-quality products and services to consumers and leveraging AI to boost their operating efficiency. We are rolling out new AI-driven tools, including Wukong, our AI-native enterprise agent, for merchants to help upgrade their operating models with AI. Together, we strive to foster a sustainable and mutually beneficial ecosystem for all stakeholders.

Despite evolving complexities in the global macro environment, we remain firmly committed to providing a multi-tiered suite of product and service offerings to our consumers worldwide, and creating growth opportunities for our global merchants and partners. Our core globalization strategies are supported by our robust ecosystem of consumption and technology.

## Environmental, Social and Governance Responsibilities

ESG, as the foundation of our long-term strategy, not only provides a framework for solving a series of global challenges, but is fundamental to Alibaba's journey towards lasting 102 years. We believe we can only create and sustain a profitable and prosperous business by bringing about positive changes to society. We are committed to assuming greater responsibility while pursuing business excellence as the operator of a platform economy.

# Business Overview

# Our Businesses

## Alibaba China E-commerce Group

### E-Commerce

We operate the largest retail commerce business in the world in terms of GMV in the twelve months ended March 31, 2026, according to Analysys. We aim to build a comprehensive consumer platform integrating daily life services and e-commerce. Consumers can access our various marketplaces, channels, features, services and content within our ecosystem through the Taobao app. Empowered by our commerce technologies and services, we appeal to a massive consumer base by providing them with diversified and comprehensive offerings at attractive prices supported by quality services.

- **Consumers**

  We serve a large and diversified consumer base in China, across both large cities and less-developed areas, and we continue to grow our user base. We believe our platforms continue to appeal to consumers at various income levels and address all aspects of consumption needs. We focus on enhancing user experience on our platform, and have consolidated supply chains, user bases and membership benefits across our businesses and launched a tiered loyalty program that connects Taobao Instant Commerce, Fliggy and Amap, enhancing user experiences across a full spectrum of consumption scenarios. Generally, the longer the consumers have been with us, the more orders they tend to place across a more diverse range of product categories. 88VIP members, our highest spending consumer group, showed a similar level of retention rate in fiscal year 2026 compared to that of fiscal year 2025.

- **Products and Services**

  We believe our ecosystem offers the most comprehensive range of products and services among global commerce platforms to meet the diverse demands of our massive and diversified consumer base across different segments. We have developed a digital commerce infrastructure that offers an upgraded consumer experience by deepening the collaboration across businesses within our ecosystem. Leveraging our product and supply chain capabilities, consumers can enjoy a broad variety of quality products, such as branded products, imported goods, products sourced directly from manufacturers and farms as well as idle goods. We have also developed logistics expertise and capabilities that allow us to offer a full range of high-frequency fulfillment services to satisfy consumer demand. Our comprehensive delivery options include on-demand delivery, half-day delivery, same-or-next-day delivery and next-day pick-up services, which capture the varying needs of consumers living in large cities and less-developed areas. Our key businesses are:

  o *Taobao and Tmall*

    Taobao means "search for treasure" in Chinese. It serves as the starting point and destination portal for many users' shopping journey and provides a top-level traffic funnel that directs users to the various marketplaces, channels and features within our ecosystem. The platform leverages a balanced mix of brands and diversified supplies to build up its merchandise assortment. Consumers from both large cities and less-developed areas come to Taobao to enjoy an engaging and personalized shopping experience, optimized by our data analytics and technology.

    Tmall caters to consumers' demand for high-quality products and premium shopping experience. Branded goods fulfill this quality-driven consumption needs, and a large number of international and Chinese brands and retailers have established storefronts on the platform, with full control over their own branding and merchandising. Merchants, brands and retailers can take advantage of our significant traffic to extend and build brand awareness and customer engagement. We enable brands to accurately identify and engage with target consumers.

Diversified supply connects value-seeking consumers with directly sourced value-for-money products, offering a variety of quality products, which empowers long-tail merchants and manufacturers, enable SMEs to achieve sustainable growth on our platform.

o   *Tmall Global*

Tmall Global addresses the increasing demand of consumers in China for international products and brands. Tmall Global serves as the premier platform through which overseas brands and retailers reach consumers in China, build brand awareness and gain valuable consumer insights to form their overall China strategies, without the need for physical operations in China. We believe Tmall Global is a leading import e-commerce platform in China.

o   *Tmall Supermarket*

Tmall Supermarket offers daily necessities, FMCG and general merchandise through Taobao app with same-or-next-day delivery services. By leveraging our technology capabilities and consumer insights, Tmall Supermarket facilitates the digital transformation of its offline partners, enhancing their supply chain management capabilities.

o   *Xianyu*

Xianyu is China's largest consumer-to-consumer community and marketplace for idle goods, in terms of GMV for the twelve months ended March 31, 2026, according to Analysys. Through Xianyu, consumers can find a wide variety of second-hand goods, recycled goods, consignment, items for rent, and long-tail products, offered by individual users and small businesses.

- **Consumer and Merchant Experience**

We aim to build a comprehensive platform integrating shopping and daily life services that enhance our user's experience across a full spectrum of consumption scenarios. The massive amount of user and merchant activities taking place every day on our China commerce retail platforms generate significant consumer insights. By leveraging proprietary AI and data technologies, we are able to aggregate and build on deep consumer insights to provide more accurate search results and relevant recommendation feeds that enhance the shopping experience for our consumers. Our various commerce platforms also enable merchants to engage with consumers through a variety of formats, including livestreaming, short-form videos, interactive games and microblogs. We continue to introduce interactive features to facilitate user engagement with brands, merchants and content creators. Along with these features and formats, our relevant and engaging entertainment content plays an important role in consumers' product discovery process and shopping journey, and drives user stickiness and retention on our various platforms.

On the merchant end, we focus on improving their operating environment and help them enhance efficiency. Merchants, brands and retailers turn to Taobao and Tmall not only for their broad user base, but also for their consumer insights and technology. Taobao and Tmall have driven the digitalization and transformation of merchants, brands and retailers by enabling them to digitalize their operations, engage, acquire and retain consumers, increase brand recognition, innovate product offerings, manage supply chains and enhance operating efficiency. In particular, Taobao and Tmall offer a variety of one-stop brand marketing and promotional products to help merchants, brands and retailers quickly acquire new users, launch new products and to improve conversions. Merchants, brands and retailers can easily create storefronts and listings on Taobao and Tmall.

We provide merchants with diversified marketing services to enhance their business performance. Taobao and Tmall merchants can purchase P4P, in-feed marketing and display marketing and software services to direct traffic to their storefronts. In addition, merchants can acquire additional traffic from third-party marketing affiliates to further expand their reach. We continue to see increasing penetration of Quanzhantui due to its convenience of use and improvement of marketing efficiency. Additionally, we implemented user-friendly promotion mechanisms and increased support for merchants that provide high-quality products and consumer services.

# Business Overview

- **Branding and Monetization Platforms – Alimama, our proprietary monetization platform**

    Alimama is our monetization platform. Using our proprietary technology, this platform matches the marketing demands of merchants, brands and retailers on all of the platforms in our ecosystem with the media resources on our own platforms and third-party properties. The platform supports P4P marketing and software services based on keyword search rankings, in-feed marketing targeting different groups of consumers, or display marketing at fixed positions that are bid on through auctions, as well as cost per thousand impression (CPM)-based, time-based marketing formats, or individual campaigns at fixed cost, through the display of photos, graphics, videos and livestreaming.

    The ranking of P4P search results on our marketplaces is based upon proprietary algorithms that take into account the bid price of keywords, the popularity and quality of an item, service or merchant, as well as customer feedback rankings of the merchant or service provider. Our in-feed and display marketing and software services take these factors into consideration, along with other consumer insights generated across our ecosystem, to further deliver an engaging and relevant content discovery process and shopping experience to our consumers through livestreaming, short-form videos, interactive games and other formats. The relevance and comprehensiveness of insights based on commercial activity and user activity in our ecosystem as well as our AI capabilities such as Quanzhantui which provide a unique advantage for Alimama to deliver the most relevant information to users through highly engaging content and effective format, which in turn enables merchants to improve their efficiency and ensure their sustainable development on our platform.

    Alimama also has an affiliate marketing program that places marketing displays on third-party apps and websites, thereby enabling marketers, if they so choose, to extend their marketing and promotional reach to properties and users beyond our own platforms. Our affiliate marketing program not only provides additional traffic to our marketplaces, but also generates revenue to us.

    Alimama operates Taobao Ad Network and Exchange, or TANX, one of the largest real-time online bidding marketing exchanges in China. TANX helps publishers monetize their media inventories both on mobile apps and web properties. TANX automates the buying and selling of tens of billions of marketing impressions on a daily basis.

## Quick Commerce

### Taobao Instant Commerce

Taobao Instant Commerce (formerly known as Ele.me), a leading local services and on-demand delivery platform in China, enables consumers to use the Taobao, Taobao Instant Commerce and Alipay apps to order meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel online. In addition, Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce, provides last-mile logistics services for Tmall brands and Alibaba Health.

In fiscal year 2026, we rebranded "Ele.me" to "Taobao Instant Commerce" to closely align it with the Taobao app and strengthen our branding. To unlock synergies with our e-commerce business, we expanded our product offerings for non-food categories and accelerated the onboarding of offline stores, with nearly 5,000 Tmall brands on the Taobao Instant Commerce channel as of March 31, 2026.

## China Commerce Wholesale

### 1688.com

1688.com, China's largest integrated domestic wholesale marketplace in the twelve months ended March 31, 2026 by net revenue, according to Analysys, provides sourcing and online transaction services by connecting manufacturers and wholesale sellers to wholesale buyers in China. These manufacturers, wholesale sellers and wholesale buyers trade a diverse range of products. Sellers may purchase a China TrustPass membership for an annual subscription fee to list items on 1688.com, reach customers, provide quotations and transact on the marketplace without any additional charges. Paying members may also pay for premium memberships and value-added services, such as premium data analytics and upgraded storefront management tools, as well as customer management services, such as P4P marketing and software services from the website and app. In fiscal year 2026, value-added services and customer management services together contributed the majority of 1688.com's total revenue.

In fiscal year 2026, 1688.com continue to utilize a series of AI tools to enhance the day-to-day operations of buyers and sellers. Buyers can source products more efficiently via smart search, price comparison and product review analyses. Sellers can streamline their store management and product listing processes using innovative features such as AI digital assistant and intelligent product highlights generation.

## Alibaba International Digital Commerce Group

Alibaba International Digital Commerce Group operates various retail and wholesale platforms including AliExpress, Trendyol, Lazada and Alibaba.com. While maintaining a strategic emphasis on key regions, AIDC narrowed loss significantly year-over-year, driven by enhancing operating and investment efficiency.

### International Commerce Retail

In fiscal year 2026, our international commerce retail businesses together achieved 9% revenue growth, primarily driven by strong performance in cross-border operations and supported by technological innovation, business model enhancement, supply chain upgrade and enhanced consumer experience

#### AliExpress

AliExpress is a global e-commerce platform targeting consumers around the world and enabling them to buy directly from manufacturers and distributors in China and around the world. Consumers can access the marketplace through AliExpress' mobile app or websites. As of March 31, 2026, AliExpress covered over 200 countries and regions globally.

AliExpress continues to expand its regional merchant networks and supply chains to diversify and enrich its product offerings in different markets. AliExpress' Choice provides an enhanced experience to consumers by combining better product selection, price and quality with speed of logistics and great customer support. The unit economics of the AliExpress' Choice business continued to improve substantially. In FY26, AliExpress introduced its "AliExpressDirect" model that leverages inventories in over 30 countries, and launched the "Brand+" program that provides go-to-market solutions to brands going overseas.

#### Trendyol

Trendyol, which we believe is by far the leading e-commerce platform in Türkiye in terms of GMV in 2025, and serves consumers with a broad selection of products and services. Consumers also enjoy quality and convenient delivery services provided by Trendyol's fulfillment and logistics networks. Beyond Türkiye, Trendyol has expanded to other valuable emerging markets, by leveraging its abundant product supply and fast and reliable logistics capability.

#### Lazada

Lazada, a leading e-commerce platform in Southeast Asia, serves one of the largest markets in the global e-commerce industry by providing consumers with access to a broad range of offerings from local SMEs, and regional and global brands. Additionally, Lazada operates one of the leading e-commerce logistics network in Southeast Asia, serving its consumers and merchants with reliable, quality and convenient logistics services that are critical to online shopping experience in Southeast Asia.

### International Commerce Wholesale

Alibaba.com is China's largest integrated international online wholesale marketplace in terms of revenue in the twelve months ended March 31, 2026, according to Analysys. It connects Chinese and overseas suppliers to overseas wholesale buyers, who are typically trade agents, wholesalers, retailers, manufacturers and SMEs engaged in the import and export business, and provides them with sourcing, online transaction, digital marketing, digital supply chain fulfillment and financial services.

# Business Overview

Sellers on Alibaba.com may purchase an annual membership to reach customers, provide quotations and transact on the marketplace. As of March 31, 2026, Alibaba.com had over 240,000 paying members from China and around the world. Sellers may also purchase additional value-added services to manage product listings and facilitate transaction processes, such as upgraded storefront management tools, customer relationship management SaaS services, trade assurance and logistics fulfillment services, as well as customer management services, such as P4P marketing and software services from the website and app. In fiscal year 2026, value-added services and customer management services together contributed the majority of Alibaba.com's total revenue. Additionally, during the same period, over 47 million buyers from over 190 countries sourced business opportunities or completed transactions on Alibaba.com.

During fiscal year 2026, Alibaba.com saw broader adoption by merchants of its AI-powered tools for marketing, procurement and product listing, which provided multiple ways for the platform to monetize. In fiscal year 2026, we released Accio, an AI-enabled business-to-business procurement engine, and Accio work, an agentic business platform designed to handle the full operating lifecycle of global small- and medium-sized businesses beyond sourcing alone, aiming to lower the entry barrier for cross-border commerce and enhance operational efficiency.

## AI + Cloud Businesses

We possess full-stack AI capabilities. Chips and cloud computing form the infrastructure layer, while the AI model and application layer comprises foundation models, MaaS, and both enterprise and consumer applications.

### Cloud Intelligence Group

Alibaba Group is the world's fourth largest and Asia Pacific's largest Infrastructure-as-a-service provider by revenue in 2025 in U.S. dollars, according to Gartner April 2026 report (Source: Gartner®, "Market Share: IaaS, Worldwide, 2025", 10 April 2026, Sorted by Infrastructure-as-a-Service (IaaS), Vendor Revenue Basis) (Asia Pacific refers to Mature Asia/Pacific, China (Region), Emerging Asia/Pacific and Japan (Region), and market share refers to that of Infrastructure-as-a-Service (IaaS)). Alibaba Group is also China's largest provider of public cloud services by revenue in 2025, including PaaS and IaaS services, according to IDC (Source: IDC Quarterly Public Cloud Service Tracker, 2025H2&Q4). In 2025, the revenue of China's public cloud service market, including IaaS, PaaS and SaaS markets, accounted for 0.2% of China's GDP, which is significantly lower than that of the U.S. and indicates tremendous room for growth. The industry has experienced significant growth in recent years with increasing adoption of both infrastructure services and value-added services by enterprises.

The technologies that power Cloud Intelligence Group originally grew out of the massive scale and complexity of the needs of our China commerce businesses, which encompass commerce, payments and logistics. Leveraging our full-stack cloud capabilities and proprietary products portfolio, Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide. These services not only enable our customers to build a flexible, scalable, affordable and secure technology infrastructure, but also equip them with leading data capabilities that efficiently handle complex management, analytics and machine learning tasks, thereby generating significant business insights and enabling intelligent business decisions and operations. We leverage these capabilities and technologies to support our ecosystem and provide our customers across various verticals with industry-specific solutions, including those for commerce, financial services and industrial applications. In addition, as part of our globalization strategy, Cloud Intelligence Group continued to expand our international cloud computing infrastructure to better serve our customers' needs in overseas markets. As of March 31, 2026, Cloud Intelligence Group offered computing services in 34 regions globally.

Cloud Intelligence Group has built a comprehensive MaaS ecosystem centered around our AI + Cloud businesses, establishing China's first and globally leading full-stack agentic service capability. According to Frost & Sullivan's "State of GenAI: Foundational Model in Chinese Enterprise, 2025H2", Qwen ranked first with a 32% market share in enterprise-level large model invocation in China in 2H2025. According to Omdia's "AI Cloud Market: China – 1H25", Alibaba Cloud ranked first, capturing 35.8% market share in China's AI cloud market.

Our self-developed AI platform, Platform for AI (PAI), and our Lingjun Intelligent Computing Service utilizes advanced software-hardware integrated optimization technology to achieve high performance and large-scale cluster scalability, to enable stability in large model training and near-linear acceleration. PAI provides a serverless service mode that offers end-to-end support for the fine-tuning, evaluation, and deployment of major open-source large models, as well as comprehensive inference optimization solutions.

Cloud Intelligence Group's unique advantages lie in our proprietary technology and continued commitment to invest in research and development of new product offerings and industry-specific solutions for our customers and partners. Cloud Intelligence Group continues to attract customers that are reputable and have the potential to adopt cloud services at a meaningful scale. In fiscal year 2026, Cloud Intelligence Group served approximately 67% of A-share listed companies in China. As AI transformation accelerates, our customers, especially those from traditional verticals, have increased their usage of our cloud services. We believe our cloud services have become a critical foundation that many of our customers increasingly depend on in their daily operations.

## T-Head

T-Head, our chip design subsidiary, has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference. Compatible with mainstream AI frameworks, T-Head enhances our long-term computing supply capacity. By combining its capabilities with our Qwen models and cloud computing, it delivers highly cost-effective AI services to external customers. This business has scaled rapidly and now contributes meaningfully to our cloud infrastructure supply.

## Qwen Model Family

Qwen model family, our enterprise-grade large model suite, continues to drive rapid AI adoption across key verticals, including intelligent manufacturing, financial services, consumer retail, and cloud-native development, delivering measurable productivity gains through its full-stack, multimodal capabilities. Underpinned by cutting-edge AI foundation models, extensive real-world deployment, and clear technological leadership, our Qwen models are scaling rapidly in both technology innovation and adoption. Qwen models have demonstrated leading capabilities in multimodal AI with strong performance across reasoning, coding, agentic tasks and multimodal understanding, while delivering higher inference efficiency and broader global accessibility.

## Qwen App

Powered by our most advanced Qwen foundation model, Qwen app, our flagship consumer-facing AI application transforms proprietary model leadership into scalable, real-world applications. Under the new era of task-oriented execution in the AI industry, Qwen app is deeply integrated with core services across our ecosystem, including Taobao and Tmall, Taobao Instant Commerce, Amap, Fliggy, and Alipay. Qwen app intelligently coordinates services across multiple platforms as an AI assistant capable of executing large-scale, real-world complex tasks. This ecosystem-wide integration further expands our user reach, strengthens engagement across Alibaba's platforms, and reinforces our leadership in applied AI. Since its launch, Qwen app has seen tremendous growth in user engagement. In March 2026, consumer-facing Qwen has surpassed 295 million monthly active users across all platforms.

## Wukong

Wukong is our AI-native enterprise-grade AI-to-B agent platform. Wukong enables AI-powered upgrades to enterprise workflows while remaining compatible with each organization's data permissions and management processes. It serves as the unified interface for Alibaba's AI capabilities in enterprise work environments. B2B commercial capabilities across Alibaba's entire ecosystem will be progressively integrated via technical formats, such as Wukong Skills, to support Wukong in becoming the ultimate AI work assistant. DingTalk provides the enterprise operating system foundation, including users, permissions, and ecosystem for Wukong, while Wukong redefines DingTalk into an AI-native enterprise platform in the AI Agent era. In March 2026, DingTalk was integrated as Wukong into the AI + Cloud framework, with Wukong positioned as the core token consumption platform and value amplifier for MaaS. In March 2026, DingTalk's paying active daily users surpassed 36 million. According to QuestMobile, DingTalk is the largest business efficiency mobile app in China by monthly active users in March 2026.

# Business Overview

## Other businesses

In addition to those discussed above, our other businesses also include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, among others.

### Amap

Amap, a leading provider of mobile digital map, navigation and real-time traffic information in China, provides users with a simple one-stop access point to services such as navigation, local services and ride-hailing. In addition, Amap provides digital map data, navigation software and real-time traffic information to automobile manufacturers as well as aftermarket consumers in China. Amap also empowers major platforms and infrastructural service providers, including our China commerce retail platforms, Cainiao and Alipay.

In fiscal year 2026, Amap launched the "Amap Street Stars" feature, a trust-based rating system designed to strengthen consumer confidence and enable merchants to focus on operations, ultimately supporting the healthy and sustainable growth of the offline service sector. Furthermore, Amap undertook a comprehensive AI transformation with the launch of Amap 2025, bringing spatial intelligence into dynamic real-world scenarios. On October 1, 2025, the first day of the National Day holiday in China, Amap recorded an all-time high of more than 360 million peak daily active users.

### Cainiao

Cainiao has established a smart logistics network with end-to-end logistics capabilities on a global scale, powered by practical and cost-effective logistics technologies solutions. Cainiao controls the key nodes of the logistics network to ensure service quality, efficiency and reliability, while leveraging trusted partners' capabilities to drive scalability and capital efficiency. Cainiao provides a wide array of innovative logistics solutions in China and around the world, serving both our e-commerce businesses as well as third parties.

In 2026, Cainiao launched ZeeBot, an innovative climbing robot enhancing warehouse space utilization and order picking efficiency for customers. In fiscal year 2026, Cainiao continued to expand its global logistics network, strengthening its presence in key European markets.

### Hujing Digital Media and Entertainment Group

Youku, a leading online long-form video platform in China, produces and distributes high-quality video content, enabling users to search, view and share such content quickly and easily across multiple devices. The Youku brand is among the most-recognized online video brands in China. Insights we gain from our ecosystem and our proprietary technology enable Youku to leverage AI technology to deliver relevant and captivating content to its users.

Damai Entertainment has a diversified business model, providing performance and event ticketing management in both domestic and international markets, IP-related licensing and operations, content production, promotion and distribution, as well as data services for the entertainment industry. Damai Entertainment's subsidiary Damai is a comprehensive live performances service provider in China, providing ticketing management for events including concerts, plays and sports events. In fiscal year 2026, Damai maintained its leading position in the concert ticketing industry by serving almost all large-scale concerts in China. In addition, Damai Entertainment continues to tap into high-quality IP and explore IP commercialization.

### Freshippo

Freshippo, our new retail platform for groceries and fresh goods, integrates advanced technology and AI to redefine a healthy and convenient retail experience. Leveraging its excellent product innovation and research and development capabilities, robust supply chain management and multi-layer and multi-temperature logistics and fulfillment infrastructure, Freshippo continues to optimize its product matrix and build up private label offerings to deliver high-quality and healthy selections for consumers. By embedding AI capabilities across the entire retail value chain, Freshippo is building a new consumption paradigm by seamlessly integrating online and offline retail experiences and continues to drive operating efficiency through technology. In fiscal year 2026, Freshippo consistently focused on selected retail formats and expanded footprints to additional emerging cities and counties, which continues to strengthen the brand's reputation among consumers. Furthermore, Freshippo strengthened its integration with Taobao Instant Commerce by providing high-quality product offerings. As a result, Freshippo's overall GMV exceeded RMB107 billion in fiscal year 2026. Freshippo Supermarket, one of Freshippo's core retail format, operates over 490 stores with online transactions contributing more than 60% of Freshippo Supermarket's GMV in fiscal year 2026. During the same period, Freshippo achieved positive full-year adjusted EBITA for the second consecutive year, attributable to the scalability and sustainability of the business.

### Alibaba Health

Alibaba Health, our flagship platform in the healthcare sector, deeply integrates AI technology with pharmaceutical and healthcare service capabilities across the entire value chain. Alibaba Health has built an intelligent healthcare ecosystem that seamlessly combines online and offline capabilities. With a focus on user needs, we leverage AI technology to empower the intelligent transformation of medical and doctor services, enhancing the accessibility of pharmaceutical and health products as well as service efficiency. In addition, we actively explore innovative approaches for "AI+Healthcare" industry transformation.

# Sales and Marketing

Our sales and marketing efforts emanate from the fundamental pillars that constitute our ecosystem, which include Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, and Cloud Intelligence Group. We have wide consumer recognition of our brands and enjoy significant organic traffic through word-of-mouth. We believe the reputation and ubiquitous awareness of our brands and platforms in China and abroad provide us with the best and most cost-efficient marketing channel. In addition, we continue to improve our user experience by enriching interactive content, broadening the assortment of value-for-money products and consolidating membership benefits across our businesses to enhance user experience across a full spectrum of consumption scenarios. During fiscal year 2026, we enhanced our marketing efforts, such as by organizing a highly coordinated marketing and promotional campaign for the 11.11 Global Shopping Festival and AliExpress' Black Friday promotion, in order to expand our user base both within China and abroad. We expect to continue allocating our resources in future marketing activities. We also expect to enhance our monetization capability through leveraging our AI and data technologies to develop and offer more personalized and innovative services, so as to improve customer experience and wallet share. Furthermore, our major business segments and other elements in our ecosystem provide synergistic advantages and create cross-promotional opportunities.

Our AI + Cloud businesses remain committed to continually upgrading our products and services to better facilitate the AI transformation and long-term sustainable growth of our customers. We have established a professional in-house sales team that works closely with our solution architects and product team to provide product recommendation and services to our customers. We have also conducted a variety of marketing activities to promote our brand and products and grow our customer base on an ongoing basis.

# Our Technology

Technology is key to our success in achieving efficiency, improving user experience, and enabling innovation. Our world-class proprietary technology supports peak order volumes of up to hundreds of thousands per second, delivers tens of billions of online marketing impressions per day, and enables millions of merchants, brands and other businesses to conduct their operations efficiently and effectively. The uniqueness of our technology lies in the unparalleled large-scale application environment due to the scale of our businesses as well as our diverse range of product and service offerings. By continually applying our technology across our businesses, we generate knowledge and innovations that drive improvements and further technological development.

Our research and development team members play key roles in various international standardization organizations in areas such as security, and actively participate in international open-source foundations focusing on areas such as software engineering, cloud-native applications and databases. In fiscal year 2026, we further pursued our strategic focus on "AI + Cloud" and consumption and will continue to focus on three areas: cloud and AI infrastructure, AI foundation models and native applications, and the AI-driven transformation of our existing businesses.

# Business Overview

Key components of our technology include those described below:

## Artificial Intelligence

Qwen model family, our enterprise-grade large model suite, continues to drive rapid AI adoption across key verticals, including intelligent manufacturing, financial services, consumer retail, and cloud-native development, delivering measurable productivity gains through its full-stack, multimodal capabilities. Underpinned by cutting-edge AI foundation models, extensive real-world deployment, and clear technological leadership, our Qwen models are scaling rapidly in both technology innovation and adoption. Qwen models have demonstrated leading capabilities in multimodal AI with strong performance across reasoning, coding, agentic tasks and multimodal understanding, while delivering higher inference efficiency and broader global accessibility.

## Technology Infrastructure

Our data centers utilize a leading distributed fault-tolerant architecture, advanced self-developed power and cooling equipment, AI-driven intelligent monitoring and operation technologies to provide reliable support, with high elasticity and high-density capabilities, to our intelligent computing business. Combined with a high proportion of clean energy use, our data centers provide stable, secure, efficient, agile, and green infrastructure services.

## Cloud Operating System

We have developed a proprietary general-purpose distributed computing operating system, Apsara, inclusive of Shenlong Compute (our hardware virtualization architecture), Pangu (our distributed cloud storage system) and Luoshen (our cloud network structure), and have built the Lingjun Intelligent Computing Cluster and a global AI computing network, providing Cloud Intelligence Group's customers and our core businesses with enhanced computing power, accelerated computation, storage and network capabilities to support their and our business growth in the new technology era.

## Database

We have comprehensively optimized the three-tier disaggregated architecture of our cloud-native transactional database, PolarDB, enhancing its processing capabilities for AI workloads, with built-in model operator services to meet online inference demands and the LakeBase architecture for efficient management of massive metadata in the AI era. We have also continuously refined the serverless capabilities of our cloud-native analytical database, AnalyticDB. By achieving full serverless compute and supporting heterogeneous computing scheduling, and by integrating large model, we now support real-time analytics, online inference and generation on a super-large scale. Furthermore, we have upgraded the cloud-native multimodal database, Lindorm, to handle full-stack AI multimodal data processing. Through storage optimization, processing convergence, and large model integration, we have realized fused retrieval and intelligent processing of multimodal data. Concurrently, capabilities such as database operations and maintenance (O&M) and data analytics have undergone a comprehensive intelligent upgrade via an agent-based model.

## Big Data Analytics Platform

We have continued to advance the technology architecture for data-AI integrated products. Through OpenLake architecture, we have built AI omni-modal data infrastructure to optimize storage-computation efficiency and costs. We have comprehensively upgraded our large-scale distributed technical capabilities across both computing engines and AI training and inference platforms, achieving deep optimization of our training and inference services. Furthermore, we provide computing services equipped with AI coding and agentic capabilities, along with out-of-the-box model customization capabilities.

## Security

We are committed to building a comprehensive security system, with technical capabilities covering core areas such as network security, data protection, business risk control, and AI safety. We have built an end-to-end multi-dimensional defense system, including endpoints, public networks, backbone networks and data centers, to continue to strengthen cloud-native security technologies ensuring the safety of customer data and consumer data. The Fuyuan large model serves as the underlying intelligent engine in the security domain, providing intelligent support for network security, data privacy, and business risk control.

## Cybersecurity

Cybersecurity risk management is an important part of our overall risk management efforts. We maintain a comprehensive process for identifying, assessing and managing material risks from cybersecurity threats. In addition to the cybersecurity risk management framework that is centrally designed and implemented across our businesses, certain of our businesses have also formulated more detailed cybersecurity risk management measures tailored to their operations.

The Compliance and Risk Committee of our board of directors is responsible for overseeing our overall compliance and risk management framework, including cybersecurity risk management. Our risk management committee, consisting of senior management team members across legal, finance, security, technology and other departments, designs the implementation and operation of our compliance and risk management policies and procedures and reviews risk assessment reports. Among the risk management committee members, the head of Security Department has over 10 years of experience in the fields of data security and cybersecurity. Our risk management committee reports to the Compliance and Risk Committee on material regulatory developments, risk management measures and risk incidents, including those related to cybersecurity. In case a significant cybersecurity incident occurs, our risk management committee will review the information and issues involved, oversee the remedial procedures to be taken and report to the Compliance and Risk Committee as appropriate.

Led by our head of Security Department, our team of dedicated cybersecurity, data security and technology professionals with extensive industry knowledge and having integrated AI technology to build an intelligent proactive defense system, are responsible for detecting, tracking and remediating cybersecurity incidents, as well as assessing and mitigating cybersecurity threats, and reporting to the risk management committee as appropriate. As part of our cybersecurity risk management process, we embed AI capabilities into risk identification, development security, incident response and other key areas, leverage AI for automated vulnerability detection and attack simulation to identify potential risks, regularly conduct application security assessments and vulnerability testing and maintain various incident response plans to protect against potential attacks. In addition, we monitor industry trends on cybersecurity risks and may also obtain input on our system and network security from external intelligence teams and experts. We require all our employees to undertake data security and compliance training program annually and employees involved in app development and in the Security Department to take more specialized courses and obtain certification before product release. We operate mostly on our proprietary information systems, and in the few circumstances where we engage third-party service providers, we work closely with them to ensure their compliance with our cybersecurity standards.

We are not faced with any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business, results of operations, or financial condition. However, despite the cybersecurity risk management procedures and measures that we have implemented, we still face risks of security breaches and attacks against our systems and network which may adversely affect our operation and result in data loss and leakage.

# Competition

We face competition principally from established Chinese Internet companies and their respective affiliates, global and regional e-commerce players, cloud computing service providers, logistics service providers and digital media and entertainment providers. These competitors generate significant traffic and have established strong brand recognition, robust technological capabilities and significant financial resources. The areas in which we compete primarily include:

- *Consumers.* We compete to attract, engage and retain consumers based on the variety, quality and value of products and services listed on our platforms, the engagement of digital media and entertainment content available on our platforms, the overall user experience of our products and services, and the effectiveness of our consumer protection measures.

## Business Overview

- ***Merchants, Brands, Retailers and other Businesses.*** We compete to attract and retain merchants, brands and retailers based on the size and the engagement of consumers on our platforms and the effectiveness of our products and services to help them build brand awareness and engagement, acquire and retain customers, complete transactions, expand service capabilities, protect intellectual property rights and enhance operating efficiency. In addition, we compete to attract and retain businesses of different sizes across various industries based on the effectiveness of our cloud service offerings to help them enhance operating efficiency and realize their digitalization transformation ambitions.

- ***Marketers.*** We compete to attract and retain marketers, publishers and demand-side platforms operated by agencies based on the reach and engagement of our properties, the depth of our consumer insights and the effectiveness of our branding and marketing solutions.

- ***AI + Cloud Customers.*** We compete to attract and retain enterprises, developers and organizations by offering full stack AI capabilities to accelerate their AI transformation, enhance productivity and reduce operational costs.

- ***Talent.*** We compete for motivated and capable talent, including engineers and product developers to build compelling apps, tools, and functions and to provide services for all participants in our ecosystem.

If international players gain greater access to the China market, certain of our business could be subject to greater competition. As we acquire new businesses and expand into new industries and sectors, we face competition from major players in these industries and sectors. In addition, as we continue to expand into markets outside of China, we increasingly face competition from domestic and international players operating in these markets.

# Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotions.

Historically, we have experienced seasonal fluctuations mainly in our commerce businesses. Our China commerce businesses typically record the highest levels of revenues in the fourth calendar quarter of each year due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. We also typically record lower levels of revenues in the first calendar quarter of each year due to a lower level of allocation of marketing budgets by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Our international commerce businesses are also subject to seasonal fluctuations depending on the markets we operate in.

# Property, Plant and Equipment

As of March 31, 2026, we occupied facilities around the world with an aggregate gross floor area of office buildings, logistics warehouses, retail space, data centers and other facilities owned by us totaling approximately 18.7 million square meters. We maintain offices in many countries and regions, including Chinese mainland, Hong Kong SAR, Singapore and the United States. In addition, we maintain data centers in a number of countries including Chinese mainland, Hong Kong SAR, Indonesia, Malaysia, Thailand, Philippines, Singapore, UAE, Germany, the UK, Japan, South Korea, Mexico and the United States.

# Regulation

We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across a number of aspects of our business. As we have expanded our operations to other countries, we have become increasingly subject to applicable regulations in these jurisdictions. This section primarily summarizes the principal PRC laws, rules and regulations that we believe have the most significant impact on our business and operations within the PRC, because the PRC remains the country where we conduct a significant majority of our business and generate a significant majority of our revenues. Other jurisdictions where we conduct business have their own laws and regulations that cover many of the areas covered by PRC laws and regulations, but their focus, specifics and approaches may differ considerably.

Current PRC laws, rules and regulations restrict foreign ownership in, among other areas, value-added telecommunication services, which include the operations of ICPs. As a result, we operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities which are ultimately owned and/or controlled by PRC citizens, and holds all regulated licenses associated with these businesses.

The applicable PRC laws, rules and regulations governing foreign ownership and investment may change in the future. We may be required to obtain additional approvals, licenses and permits and to comply with any new regulatory requirements adopted from time to time. Moreover, substantial uncertainties exist with respect to the interpretation and implementation of these PRC laws, rules and regulations.

## PRC Regulation

### Regulation of Telecommunications and Internet Information Services

#### Regulation of Telecommunications Services

Under the Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, a telecommunications service provider in China must obtain an operating license from the MIIT, or its provincial counterparts. The Telecommunications Regulations categorize all telecommunications services in China as either basic telecommunications services or value-added telecommunications services. Our online and mobile commerce businesses, as well as Youku's online video businesses, are classified as value-added telecommunications services.

Foreign investment in telecommunications businesses is governed by the State Council of the PRC's Administrative Rules for Foreign Investment in Telecommunications Enterprises, or the Foreign Investment Telecommunications Rules, which was recently amended on March 29, 2022 and became effective on May 1, 2022. According to the amended Foreign Investment Telecommunications Rules, a foreign investor's beneficial equity ownership in an entity providing value-added telecommunications services in China is generally not permitted to exceed 50% unless otherwise allowed by the competent PRC governmental authorities. Although the revised Foreign Investment Telecommunications Rules no longer require major foreign investors holding equity in enterprises providing value-added telecommunications services in China to have a good track record and operational experience in providing these services, the PRC governmental authorities have not promulgated the relevant implementation rules. Accordingly, there are uncertainties as to whether foreign investors without a good track record and operational experience in providing these services may qualify as major foreign investors in value-added telecommunications enterprises. Based on the Notice regarding the Strengthening of Ongoing and Post Supervision of Foreign Invested Telecommunication Enterprises issued by the MIIT in October 2020, foreign invested telecommunications enterprises are no longer subject to the requirement for prior MIIT approval. Nonetheless, these enterprises still need to submit the relevant materials to the MIIT to apply for new telecommunications operating permits or amended permits. Although the Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multi-party communications, or storage-and-forward and call center businesses, other requirements provided by the amended Foreign Investment Telecommunications Rules shall still apply.

# Business Overview

The MIIT's Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-added Telecommunications Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these service licenses from leasing, transferring or selling their licenses in any form, or providing any resource, site or facility, to any foreign investors intending to conduct this type of business in China. In addition to restricting dealings with foreign investors, the MIIT Notice contains a number of detailed requirements applicable to holders of value-added telecommunications service licenses, including that license holders or their shareholders must directly own the domain names and trademarks used in their daily operations and each license holder must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license, including maintaining its network and providing Internet security in accordance with the relevant regulatory standards. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by license holders, and where license holders fail to take those steps, the MIIT or its provincial counterparts have the power to revoke the value-added telecommunications service licenses.

On December 28, 2016, the MIIT promulgated the Notice on Regulating Telecommunications Services Agreement Matters, or the Telecommunications Services Agreement Notice, which came into effect on February 1, 2017. According to the Telecommunications Services Agreement Notice, telecommunications service providers must require their users to present valid identification certificates and verify the users' identification information before provision of services. Telecommunications service providers are not permitted to provide services to users with unverifiable identity or users who decline to proceed with identity verification.

### Regulation of Internet Information Services

As a subsector of the telecommunications industry, Internet information services are regulated by the Administrative Measures on Internet Information Services, or the ICP Measures. "Internet information services" are defined as services that provide information to online users through the Internet. Internet information service providers that provide commercial services are required to obtain an operating license from the MIIT or its provincial counterpart.

To the extent the Internet information services provided relate to certain matters, including news, publication, education or medical and healthcare (including pharmaceutical products and medical equipment matters), approvals or filings must also be obtained from the relevant industry regulators in accordance with the laws, rules and regulations governing those industries.

## Regulation of Advertising Services

The principal regulations governing advertising businesses in China are:

- the Advertising Law of the PRC (2021, as amended);

- the Advertising Administrative Regulations (1987, as amended);

- the Administrative Regulations on Internet Information Search Services (2016); and

- the Administrative Measures for Internet Advertising (2023).

These laws, rules and regulations require companies such as ours that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR, formerly the SAIC, or its local branches.

The applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual property rights, unauthorized use of a name or portrait and defamation.

On June 25, 2016, the Cyberspace Administration of China promulgated the Administrative Regulations on Internet Information Search Services, or the Internet Search Regulations, which came into effect on August 1, 2016. According to the Internet Search Regulations, Internet search service providers must verify paid-search service customers' qualifications, limit the ratio of paid-search results on each web page, and clearly distinguish paid-search results from natural search results.

On February 25, 2023, the SAMR released the Administrative Measures for Internet Advertising, which came into effect from May 1, 2023. The Administrative Measures for Internet Advertising set out, among other things, the following requirements for Internet advertising activities:

- online advertisements for tobacco (including e-cigarettes) are not allowed, and online advertisements for prescription medicine are not allowed unless otherwise permitted by laws and regulations;

- online advertisements for special commodities and services such as medical treatments, pharmaceuticals, medical devices, agrochemicals, veterinary medicine, health foods and food for special medical purposes must be reviewed by competent authorities before online publication, and the advertisements for such commodities and services are not allowed to be published in the form of introducing health and wellness knowledge. In addition, when introducing health and wellness knowledge, information such as the address or contact information of commodity operators or service providers and shopping links related to these products must not appear on the same page or at the same time;

- advertisements for medical treatments, pharmaceuticals, health foods, special medical purpose formula foods, medical devices, cosmetics, alcohol, beauty advertisements, and online game advertisements that are detrimental to the physical and mental health of minors shall not be published on Internet media targeted to minors;

- Internet advertisements must be visibly marked as "advertisement", while paid-search results must be obviously distinguished from natural search results;

- when promoting commodities or services through knowledge introduction, experience sharing or consumer evaluation, and purchase methods such as shopping links are attached, the advertisements publishers shall visibly mark them as "advertisements";

- "pop-up ads" must be clearly marked with a "close" sign and be closable with one click. Furthermore, the advertisers and publishers are prohibited from engaging in certain behaviors that hinder one-click closure;

- if the Internet advertisements are published by means of algorithmic recommendation or other technologies, the rules related to algorithm recommendation services and advertising records shall be included in the advertising archives.

According to the Administrative Measures for Internet Advertising, the advertisers are responsible for the authenticity of the content of Internet advertisements, while the Internet advertisement publishers and advertisement agencies are required to establish, improve, and implement registration, review, and archive management systems for Internet advertising businesses, which include verifying and registering advertiser information, verifying supporting documents and advertisements content, and allocating advertising review personnel familiar with advertising laws and regulations or establish advertising review bodies.

In addition, the Administrative Measures for Internet Advertising require Internet platform operators providing Internet information services to take measures to prevent and stop illegal advertisements, which include recording and storing the real identity information of users who publish advertisements for at least three years, monitoring and investigating the content of advertisements, and employing measures to stop illegal advertisements. Internet platform operators are also required to establish effective complaint and reporting mechanisms, cooperate with market regulatory departments in investigating illegal conduct, and use measures such as warnings, suspending or terminating services for users who publish illegal advertisements. Furthermore, Internet platform operators are prohibited from using technical means or other methods to obstruct market regulatory departments' advertising monitoring.

# Business Overview

## Regulation of Online and Mobile Commerce

China's online and mobile commerce industry as well as the PRC laws, regulations or rules specifically regulating this industry are constantly evolving. On December 24, 2014, the MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (Trial) to regulate the formulation, revision and enforcement of transaction rules for online retail marketplace platforms. These provisions impose more stringent requirements and obligations on online trading or service operators as well as marketplace platform providers. For example, marketplace platform providers are obligated to make public and file their transaction rules with MOFCOM or its respective provincial counterparts, to enable examination of the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on the merchant's web page the information stated in the merchant's business license or a link to its business license, and group buying website operators must only allow a third-party merchant with a proper business license to sell products or services on their platforms. Where marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products on their marketplace platforms.

In addition to these existing regulations, the relevant governmental authorities continue to consider and issue guidelines and implementing rules governing the online and mobile commerce industry. For example, three PRC governmental authorities (the MOF, General Administration of Customs and STA) issued a Notice on Tax Policy for Cross-Border E-commerce Retail Imports on March 24, 2016 to regulate cross-border e-commerce trading which experienced rapid growth in recent years. According to the notice, which became effective on April 8, 2016, goods imported through cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the type of goods. Individuals purchasing any goods imported through cross-border e-commerce are liable to pay tax, while e-commerce companies, e-commerce transaction platform operators or logistics companies shall be responsible for withholding such tax.

On August 31, 2018, the Standing Committee of the National People's Congress promulgated the PRC E-commerce Law, or the E-commerce Law, which came into effect on January 1, 2019. The E-commerce Law imposes a series of requirements on e-commerce operators including e-commerce platform operators, merchants operating on the platform and the individuals and entities carrying out business online. According to the E-commerce Law, e-commerce operators who provide search results based on consumers' characteristics such as hobbies and consumption habits shall also provide consumers with options that are not targeted at their personal characteristics at the same time, and respect and fairly protect the legitimate interests of consumers. The E-commerce Law requires e-commerce platform operators to, among other things, verify and register the identities, addresses, contacts and licenses of merchants who apply to provide goods or services on their platforms, establish registration archives and update this information on a regular basis; submit the identification information of the merchants on their platforms to market regulatory administrative authorities as required and remind the merchants to complete registration with market regulatory administrative authorities; submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual merchants to complete the tax registration; and establish intellectual property rights protection rules and take necessary measures against infringement of intellectual property rights by merchants on their platforms.

In addition, e-commerce platform operators are not allowed to impose unreasonable restrictions over or add unjustified conditions to transactions concluded on their platforms by merchants, or charge merchants operating on their platforms any unreasonable fees.

According to the E-commerce Law, e-commerce platform operators are required to assume joint liability with the merchants and may be subject to warnings and fines up to RMB2,000,000 where (i) they fail to take necessary actions where they know or should have known that the products or services provided by the merchants on the platform do not meet personal and property security requirements, or otherwise infringe upon consumers' legitimate rights; or (ii) they fail to take necessary actions, such as deleting and blocking information, disconnecting, terminating transactions and services, where they know or should have known that the merchants on the platform infringe upon the intellectual property rights of others. With respect to products or services affecting consumers' health and safety, e-commerce platform operators will be held liable if they fail to review the qualifications of merchants or fail to safeguard the interests of consumers, and may be subject to warnings and fines up to RMB2,000,000.

Building on the existing framework established by the E-commerce Law, the State Council of the PRC further elaborated on tax-related obligations on June 23, 2025 by publishing the Regulation on Reporting of Tax-related Information by Internet Platform Enterprises, which came into effect on the same day. This regulation stipulates additional requirements for e-commerce platform operators, including the need to report and verify detailed identity and income information of merchants on their platforms to the relevant tax authorities.

On March 15, 2021, the SAMR promulgated the Measures for the Supervision and Administration of Online Trading, or the Online Trading Measures, which was recently amended on March 18, 2025 with the amendment that took effect as of May 1, 2025. The Online Trading Measures impose a series of regulatory requirements on new forms of online trading, such as online social networking e-commerce and online livestreaming e-commerce. The Online Trading Measures expressly prohibit an online transaction platform operator from unreasonably restricting or setting any unreasonable conditions on transactions on its platform and interfering with merchants' independent business operations, including prohibiting or restricting the merchants to operate on other e-commerce platforms. Furthermore, the Online Trading Measures require e-commerce platform operators to verify and update each merchant's profile on a regular basis and monitor their market participant registration status. In October 2020, the SAMR promulgated the Interim Provisions for Regulating Promotional Activities, which requires e-commerce platform operators to design rules and procedures to foster fair and transparent merchandise promotional activities.

On April 16, 2021, the Cyberspace Administration of China and six other PRC governmental authorities jointly issued the Administrative Measures on Online Livestreaming Marketing (Trial), which came into effect on May 25, 2021. According to the Administrative Measures on Online Livestreaming (Trial), online livestreaming marketing platforms are required, among other things, to set up a system to internally rank streamers by metrics such as views and transaction volumes, and take heightened regulatory measures in relation to key livestreaming operators. In addition, online livestreaming marketing platforms are also required to establish and maintain risk management systems to guard against high-risk marketing activities, including taking measures such as pop-up warnings, limiting traffic, suspending livestreaming, and prominently alerting users of the risks involved in transactions that are conducted outside livestreaming platforms.

On March 1, 2022, the Supreme People's Court of the PRC issued the Provisions on Issues Concerning the Application of Law for the Trial of Cases on Online Consumption Disputes (I), which came into effect on March 15, 2022 and clarify the responsibilities of online consumption platforms. According to these judicial interpretations, standard terms provided by e-commerce operators that are unfair and unreasonable to consumers may be deemed invalid, and contracts entered into between e-commerce operators and any other entity leading to false publicity by means of fictitious deals, hits or user comments shall also be null and void. Moreover, e-commerce platform operators shall be held liable as the product seller or service provider if the labels used mislead consumers to believe that the product or service is provided by the e-commerce platform. Furthermore, operators of livestreaming platforms and operators of online catering service platform are responsible for verifying the qualification and license of live-streamers who sell food products and online food service operators, respectively. The operators of e-commerce platforms can be held jointly liable for damages incurred by consumers resulting from defects in foods purchased from merchants on their platforms, if these operators fail to fulfill certain requirements and obligations.

On July 31, 2025, the SAMR issued the Compliance Guidelines for Charging Practices of Online Trading Platforms, which clearly define the scope of platform fees, and establish the core principle that platform fee standards shall be formulated in a reasonable manner based on operating costs, following the principles of fairness, legality and good faith.

On December 18, 2025, the Cyberspace Administration of China and SAMR issued the Measures for the Supervision and Administration of Livestreaming E-commerce and Measures for the Supervision and Administration of Online Trading Platform Rules, which both came into effect on February 1, 2026. Pursuant to

# Business Overview

the Measures for the Supervision and Administration of Live E-Commerce, live e-commerce platform operators shall establish and improve mechanisms governing the registration and cancellation of live streaming accounts, codes of conduct for on-platform transactions, quality assurance for goods and services, protection of consumer rights and interests, personal information and data security, as well as the administration of live room operators, live marketing personnel and relevant service agencies. The Measures for the Supervision and Administration of Online Trading Platform Rules require online transaction platform operators not to, through platform rules, impose unreasonable restrictions on the independent business activities of in-platform operators, or charge unreasonable fees, liquidated damages or compensation for damages; or to adopt platform rules to exclude or restrict consumers' rights, reduce or exempt its own liabilities, unreasonably increase consumers' liabilities, or engage in big data-enabled price discrimination against existing customers.

Furthermore, on December 28, 2025, the SAMR issued the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Livestreaming E-commerce Operators. On January 27, 2026, the SAMR issued the Provisions on the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Food Sales Operators and the Administrative Measures on the Fulfillment of Food Safety Primary Responsibilities by Online Catering Service Operators, which shall come into force on May 20, 2026 and June 1, 2026 respectively. These three regulations impose higher and more specific compliance requirements covering safety management, qualification verification, information disclosure, risk investigation and order information retention for online food, catering and live-streaming e-commerce platforms. Moreover, these regulations introduce a "dual penalty" mechanism that significantly increases platform's liability for any failure to fulfill food safety obligations.

## Regulation of Mobile Apps

On June 28, 2016, the Cyberspace Administration of China promulgated the Regulations for the Administration of Mobile Internet Application Information Services, which was amended on June 14, 2022 and came into effect on August 1, 2022, requiring ICPs who provide information services through mobile Internet apps to, among other things, verify the real identities of registered users through mobile phone numbers or other similar channels; establish and improve procedures for protection of user information; and establish and improve procedures for information content censorship.

On June 14, 2022, the Cyberspace Administration of China promulgated the revised Regulations for the Administration of Mobile Application Information Services, which came into effect on August 1, 2022. Pursuant to the revised Regulations for the Administration of Mobile Application Information Services, mobile app providers shall comply with relevant provisions on the scope of necessary personal information, which means the personal information without which the app cannot perform its basic functional services, when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. In addition, mobile app providers shall, among other things, verify the real identities of registered users; establish and improve procedures for protection of user information and information content censorship, fulfill data security protection obligations and various obligations of minors' protection, and shall not induce users to download the applications by illegal methods or bad information. Furthermore, mobile app providers who launch new technologies, applications or functions with the attribute of public opinion or the ability of social mobilization shall conduct security assessment in accordance with the relevant provisions. If an application provider violates these regulations, application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and relevant competent authorities in accordance with relevant laws and regulations.

According to the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications which became effective on May 1, 2021, necessary personal information is defined as the personal information necessary for ensuring the normal operation of the basic functional services of the apps, without which the app cannot perform its basic functional services.

## Regulation of Internet Content

The PRC government has promulgated measures relating to Internet content through various ministries and agencies, including the MIIT, the News Office of the State Council of the PRC, the Ministry of Culture and Tourism and the General Administration of Press and Publication. In addition to various approval and license requirements, these measures specifically prohibit Internet activities that result in the dissemination of any content that is found to contain pornography, promote gambling or violence, instigate crimes, undermine public morality or the cultural traditions of the PRC or compromise state security or secrets. ICPs must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the content immediately, keep a record of it and report to the relevant authorities. If an ICP violates these measures, the PRC government may impose fines and revoke any relevant business operation licenses.

### Regulation of Broadcasting Audio/Video Programs through the Internet

We are subject to various laws and regulations in connection with providing online audio/video programs and livestreaming via our platform. For example, according to the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, jointly issued by the State Administration of Radio, Film, and Television, or the SARFT, and the MIIT, all online audio/video service providers are generally required to be either wholly state-owned or state-controlled. According to the relevant official answers to press questions published on the SARFT's website dated February 3, 2008, online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that the providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued.

We are also subject to a series of requirements for audio/video content posted on our platform. The General Administration of Press and Publication, Radio, Film and Television, or GAPPRFT (which was split into the National Radio and Television Administration, or NRTA, and the State Administration of News and Publication in March 2018) released several notices on the administration of online audio/video programs, which stress that entities producing online audio/video content must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking the permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting this content will be deemed responsible as the producer. Furthermore, the online audio/video contents, including Internet drama and micro films, are required to be filed with the relevant authorities before release.

According to the Circular on Strengthening the Administration of the Online Show Livestreaming and E-commerce Livestreaming issued by the National Radio and Television Administration, or the NRTA, on November 12, 2020, the overall ratio of front-line content analysts to livestreaming rooms shall be 1:50 or higher on platforms providing e-commerce livestreaming services. A platform shall report the number of its livestreaming rooms, streamers and content analysts to the provincial branch of the NRTA on a quarterly basis. To host any e-commerce promotional events such as E-commerce festivals, E-commerce days or promotion days using livestreaming, live performances, live variety shows and other live programs, the platforms shall register the information of guests, streamers, content and settings with the local branch of NRTA 14 business days in advance. Online e-commerce livestreaming platforms shall conduct relevant qualification examination and real-name authentication on businesses and individuals providing livestreaming marketing services and keep complete examination and authentication records, and shall not enable imposters or businesses or individuals without qualification or real-name registration to conduct livestreaming marketing services.

On April 12, 2022, the NRTA and the Publicity Department of the China Communist Party Central Committee promulgated the Notice on Strengthening the Administration of Live Games on Online Audio/Video Program Platforms, specifying that online livestreaming platforms shall discretely select the hosts and guests with political standpoint, moral character, artistic standard and social evaluation as the selection criteria, and resolutely refuse hosts and guests who are politically incorrect, or have committed any violations of laws, regulations, public order or good morals. The notice further specifies that online livestreaming platforms shall establish and implement a mechanism for the protection of minors, implement the real-name registration system, prohibit minors from tipping, and establish a special channel for returning the tips of minors.

# Business Overview

### Regulation of Internet Publication

The SARFT is responsible for nationwide supervision and administration of publishing activities in China. On February 4, 2016, the GAPPRFT, the SARFT's predecessor, and the MIIT jointly promulgated the Online Publication Service Administration Rules, or the Online Publication Rules, which took effect on March 10, 2016.

Pursuant to the Online Publication Rules, an online publication service provider must obtain the Online Publication Service License from the GAPPRFT. The term "online publication service" is defined as the provision of online publications to the public through information networks. The term "online publications" is defined as digital works characteristic of publishing such as editing, production or processing provided to the public through information networks.

The Online Publication Rules expressly prohibit foreign invested enterprises from providing online publication services. In addition, if an online publication service provider intends to cooperate for an online publication services project with foreign invested enterprises, overseas organizations or overseas individuals, it must report to the GAPPRFT and obtain an approval in advance. Also, an online publication service provider is prohibited from lending, leasing, selling or otherwise transferring the Online Publication Service License, or to allow any other online information service provider to provide online publication services in its name.

### Regulation of Internet Drug Information Service

According to the Notice of Effectively Carrying out the Promotion and Implementation of Best Practices from Relevant Pilot Reforms released in January 2025 and the Administrative Provisions on the Filing of Internet-based Information Services for Drugs and Medical Devices released in December 2025, ICP service operators that provide information regarding drugs or medical equipment are required to file a record with the applicable provincial level counterpart of the National Medical Products Administration.

On August 3, 2022, the SAMR released the Administrative Measures for the Supervision of Online Drug Sales, which came into effect on December 1, 2022, for the regulation of enterprises engaging in online drug sales and online drug trading third-party platforms. According to these measures, enterprises engaging in online drug sales shall be drug marketing authorization holders or drug business enterprises, and shall report relevant information including names of the websites and application programs, the IP addresses and domain names, etc. to the medical products regulators. In addition, drug trading third-party platforms are also required to file relevant information including their names, legal representatives, etc. with the provincial medical products administration.

### Regulation of Internet News Information Services

On May 2, 2017, the Cyberspace Administration of China issued the Administrative Provisions on Internet News Information Services, which came into effect on June 1, 2017 and define news information as reports and commentary on political, economic, military, diplomatic and other social and public affairs, as well as reports and commentary on emergency social events. Pursuant to these provisions, the Cyberspace Administration of China and its local counterparts are the government department in charge of supervision and administration of Internet news information. Furthermore, an ICP operator must obtain approval from the Cyberspace Administration of China in order to provide Internet news information services, including through websites, applications, forums, blogs, microblogs, public accounts, instant messaging tools, and webcasts.

### Regulation of Internet Culture Activities

On February 17, 2011, the Ministry of Culture, the predecessor of the Ministry of Culture and Tourism, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was most recently amended in December 2017. The Internet Culture Measures require ICP operators engaging in "Internet culture activities" to obtain a permit from the Ministry of Culture and Tourism. The term "Internet culture activities" includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products.

On August 12, 2013, the Ministry of Culture promulgated the Notice on Implementing the Administrative Measures for the Content Self-examination of Internet Culture Business Entities. According to this notice, any cultural product or service shall be reviewed by the provider before being released to the public and the review process shall be done by persons who have obtained the relevant content review certificate.

On October 23, 2015, the Ministry of Culture promulgated the Notice on Further Strengthening and Improving the Content Review of Online Music, which took effect on January 1, 2016 and stipulates that ICPs shall carry out self-examination in respect of the content management of online music, which shall be regulated by the cultural administration departments in process or afterwards. According to this notice, ICP operators are required to submit their content administrative system, review procedures, and work standards to the provincial culture administrative department where they are located for filing within a prescribed period.

### Regulation of Audio/Video Program Production

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, which came into effect on August 20, 2004 and most recently amended by NRTA on June 3, 2025. These measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit for their business.

On December 25, 2001, the State Council of the PRC promulgated the Regulations for the Administration of Films, or the Film Regulations, which became effective on February 1, 2002. The Film Regulations set forth the general regulatory guidelines for China's film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector's regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures) apply.

## Regulation of Express Delivery Services

The PRC Postal Law, which took effect in October 2009 and was most recently amended in 2015, sets forth the fundamental rules on the establishment and operation of an express delivery company. According to the PRC Postal Law, an enterprise that operates and provides express delivery services is required to obtain a Courier Service Operation Permit. Pursuant to the PRC Postal Law, "delivery" refers to delivery of correspondence, parcels, printed materials and other items to specific individuals or entities according to the names and addresses on the envelopes or packages, including mail acceptance, sorting, transportation, delivery, and "express delivery" refers to rapid mail "delivery" within a specified time limit.

The PRC Postal Law also requires that a company operating express delivery services must apply for and obtain the Courier Service Operation Permit prior to applying for its business license. Pursuant to the Administrative Measures on Courier Service Operation Permits, which was promulgated by the Ministry of Transport in June 2015 and most recently amended in November 2019, any entity engaging in express delivery services is required to obtain a Courier Service Operation Permit from the State Post Bureau or its local counterpart and is subject to their supervision and regulation. The express delivery business must be operated within the permitted scope and the valid term of the Courier Service Operation Permit.

On March 2, 2018, the State Council of the PRC promulgated the Provisional Regulations for Express Delivery, or the Provisional Regulations, which came into effect on May 1, 2018 and was most recently amended on April 13, 2025 with effect from June 1, 2025. The Provisional Regulations reiterate that a company operating express delivery services must obtain the Courier Service Operation Permit and sets forth specific rules and security requirements for express delivery operations.

## Regulation of Anti-counterfeiting

According to the Trademark Law of the PRC, counterfeit or unauthorized production of the label of another person's registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement of the exclusive right to use a registered trademark. The infringing party will be ordered to cease infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated.

# Business Overview

The infringing party may also be held liable for damages suffered by the owner of the intellectual property rights, which will be equal to the gains obtained by the infringing party or the losses suffered by the owner as a result of the infringement, including reasonable expenses incurred by the owner in connection with enforcing its rights.

Under the Civil Code of the PRC, an Internet service provider may be subject to joint liability if it is aware that an Internet user is infringing upon the intellectual property rights of others through its Internet services, such as selling counterfeit products, and fails to take necessary measures to stop that activity. If an Internet service provider receives a notice from an infringed party regarding an infringement, the Internet service provider is required to take certain measures, including deleting, blocking and unlinking the infringing content, in a timely manner.

In addition, under the Online Trading Measures, as an operator of an online trading platform, we must adopt measures to ensure safe online transactions, protect consumers' rights and prevent unfair competition.

## Regulation of Monopoly and Unfair Competition

On June 24, 2022, the Standing Committee of the National People's Congress promulgated the amended PRC Anti-monopoly Law, which came into effect on August 1, 2022. The amended PRC Anti-monopoly Law requires that where concentration of undertakings reaches the filing threshold stipulated by the State Council of the PRC, a filing must be made with the anti-monopoly authority before the parties implement the concentration. Concentration refers to (i) merger of undertakings; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over, or the possibility of exercising decisive influence on, an undertaking by contract or by any other means. The anti-monopoly authority may also require business operators to file for merger control review where concentration of undertakings fails to reach such filing threshold but there is evidence that the concentration has or may have the effect of eliminating or restricting competition. If business operators fail to comply with the mandatory filing requirement, the PRC State Administration for Market Regulation, or the SAMR, is empowered to terminate the transaction, require the disposal of relevant assets, shares or businesses within certain period, or take any other necessary measures to restore the pre-concentration status, and may also impose fines of up to 50% of the previous year's turnover of the filing obligor if the concentration has or may have the effect of eliminating or restricting competition, or fines of up to RMB25 million if the concentration does not have such effect. In addition, the amended PRC Anti-monopoly Law introduces a "stop-clock mechanism" which may prolong the merger control review process. The SAMR issued a new set of guidelines in September 2018 to set forth the specific procedures and materials for review of concentration of undertakings. On August 3, 2008, the State Council of the PRC promulgated the Provisions of the State Council of the PRC on the Thresholds for Filing of Concentration of Undertakings, which was most recently amended in January 2024, clarifying the filing thresholds of merger control review and significantly adjusting the revenue threshold of merger control filing to either one of the following two conditions:

- the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion collectively in previous fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million in previous fiscal year; or

- the revenue in China of all the business operators involved in the concentration exceeds RMB4 billion collectively in previous fiscal year, and the revenue in China of at least two business operators among them each exceeds RMB800 million in previous fiscal year.

Even if the aforementioned revenue threshold is not met, the transaction may be required to be reported to anti-monopoly authority of the State Council of the PRC if there is evidence to prove that the concentration of operators has or may have the effect of excluding or restricting competition.

In addition, on March 10, 2023, the SAMR released the Provisions on the Review of Concentration of Undertakings, or the Review Provisions, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Review of Concentration of Undertakings issued on October 23, 2020. These provisions provide detailed rules on how to operate the "stop-clock mechanism", allowing the SAMR to suspend the calculation of time period for merger review if (i) the notifying parties fail to provide the documents or information so that the review cannot proceed, (ii) new circumstances or new facts appear, and the review cannot proceed without examining the new circumstances or facts, or (iii) the proposed remedies require further assessment, and the relevant parties request for suspension. If the filing threshold is not met but the proposed concentration has or may have the effect of eliminating or restricting competition, the SAMR can request the undertakings to notify. If the concentration has not yet been implemented, the standstill obligation automatically kicks in. Even if the concentration has been implemented, the undertakings need to file a notification within 120 days and take necessary measures to reduce the negative impact the concentration has on competition such as temporarily stopping the implementation of the concentration.

The amended PRC Anti-monopoly Law prohibits a business operator with a dominant market position from abusing such position, such as by selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, or refusing to trade with a trading party without any justifiable cause. Sanctions for violation of the prohibition on the abuse of dominant market position include an order to cease the relevant activity, confiscation of the illegal gains and fines up to 50% of sales revenue of the preceding year. On March 10, 2023, the SAMR issued the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which came into effect from April 15, 2023 and replaced the Interim Provisions on the Prohibition of Acts of Abuse of Dominant Market Positions issued on June 26, 2019 to further prevent and prohibit the abuse of dominant market positions.

The amended PRC Anti-monopoly Law also prohibits business operators from entering into monopoly agreements, which refers to agreements that eliminate or restrict competition with competing business operators or transaction counterparties, such as by boycotting transactions, fixing or changing the price of commodities, limiting the output of commodities or fixing the price of commodities for resale to third parties, among others, unless the business operators can prove the agreements do not have the effect of eliminating or restricting competition, their market share in relevant market is below the standard set by the anti-monopoly authority, or the agreements satisfy certain exemptions under the amended PRC Anti-monopoly Law, such as improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violations include an order to cease the relevant activity, confiscation of illegal gains, and fines up to 50% of sales revenue of the preceding year, fines up to RMB25 million if there is no sales revenue of the preceding year, or fines up to RMB15 million if the intended monopoly agreement has not been performed. In addition, business operators are prohibited from organizing other business operators to reach any monopoly agreement or providing substantive assistance for others to reach such agreements under the amended PRC Anti-monopoly Law. On March 10, 2023, the SAMR issued the Provisions on the Prohibition of Monopoly Agreements, which was most recently amended on December 9, 2025 and came into effect from February 1, 2026 to further enhance the enforcement on the supervision of monopoly agreements.

In addition, the amended PRC Anti-monopoly Law further regulates monopolistic behaviors in the Internet sector. The amended PRC Anti-monopoly Law, among others:

- provides in general provisions that enterprises must not engage in monopolistic behaviors through data and algorithms, technology, capital advantages, or platform rules; and

- provides that enterprises with dominant market position must not abuse their dominant positions through data and algorithms, technology, capital advantages, or platform rules.

In February 2021, the SAMR published the Guidelines on Anti-monopoly Issues in Platform Economy, or the Platform Economy Anti-monopoly Guidelines. The Platform Economy Anti-monopoly Guidelines set out detailed standards and rules in respect to the definition of relevant markets, typical types of cartel activity and abusive behavior by companies with market dominance, which provide further guidance for enforcement of anti-monopoly laws regarding network platform operators. The Platform Economy Anti-monopoly Guidelines further detail the types of horizontal agreements, vertical agreements, hub-and-spoke agreements and collusion which may constitute monopoly agreements in the platform economy. The Platform Economy Anti-monopoly Guidelines also set out a number of key factors that may be relevant in identifying a dominant undertaking, including, among others, predatory pricing, unfair pricing, refusal to deal, restraint of trade, tie-in, unreasonable trading conditions and discrimination. In addition, concentration of undertakings involving contractual arrangements is expressly included within the ambit of SAMR's merger control review if the filing thresholds are met. Under the Platform Economy Anti-monopoly Guidelines, the SAMR is empowered to investigate if the filing threshold is not met but the proposed concentration may have the effect of eliminating or restricting competition,

# Business Overview

and the SAMR will pay close attention to those cases where one of the following circumstances exists: (i) a party to the concentration is a start-up or an emerging platform; (ii) the turnover is low because the business model of the parties to the concentration involves the provision of free services or services charged at low prices; (iii) the relevant market is highly concentrated; and (iv) the number of competitors is small. These measures and guidelines may require us to make adjustments to some of our business practices, and our business, financial condition and results of operations may be materially and adversely affected. In addition, due to our size, these measures and guidelines may affect us more than our competitors.

On January 28, 2026, the SAMR published the Guidelines on Anti-monopoly Compliance of Internet Platforms, setting forth comprehensive compliance management requirements for internet platform operators. The Guidelines on Anti-monopoly Compliance of Internet Platforms provides refinements for monopolistic conducts of internet platforms, setting forth typical scenarios of abusing market dominance, including without limitation: (i) unreasonable high or low pricing: including charging in-platform operators fees that are significantly higher than those charged by comparable business platforms; (ii) sales below cost: including selling goods or providing services at below-cost prices by means of excessive subsidies, cross-subsidies and the like without legitimate grounds; (iii) refusal to deal: including removing products from shelves, banning accounts, complicating transaction procedures, restricting traffic flow, closing interfaces, and suspending data sharing; (iv) exclusive dealing: including imposing exclusive cooperation clauses; requiring in-platform operators not to cooperate with specific competing platforms or not to participate in promotional campaigns launched by such competing platforms; and (v) bundling or attaching unreasonable trading conditions: including adopting punitive measures such as search result demotion, traffic restriction, imposing technical barriers, service suspension and revocation of authorization by relying on standard terms, pop-up windows and mandatory operational steps that cannot be easily opted out of, modified or rejected by users.

According to the Anti-unfair Competition Law promulgated by the Standing Committee of the National People's Congress of China on September 2, 1993 and most recently amended on June 27, 2025, business operators may not engage in anti-competitive activities, such as undue influence transactions, confusion marketing, commercial bribery, trade secret infringement and commercial libel. Failure to comply with the Anti-unfair Competition Law would subject business operators to various administrative penalties, such as imposition of fines, confiscation of illegal gains and an order to cease business activities, and payment of compensatory damages. On June 27, 2025, the National People's Congress released the amendment to the PRC Anti-unfair Competition Law, which became effective on October 15, 2025. The amendment imposes more obligations on platform operators, requiring platform operators to incorporate fair competition provisions in their platform service agreements and transaction rules and take necessary measures to promptly prohibit operators' unfair competition practices on their platforms. Additionally, the amendment prohibits platform operators from using data, algorithms or technology to disrupt or impede the normal business operations of other operators and further specifies the prohibited behaviors, such as obtaining and using data legally held by other operators through fraud and other improper means, and abusing platform rules to carry out malicious transactions. Moreover, platform operators are required not to compel operators on their platforms to sell goods at prices below cost, thereby disrupting the order of fair competition.

In May 2024, the SAMR issued the Interim Measures on Online Anti-unfair Competition, which came into effect on September 1, 2024. These Measures have improved the standards and regulatory requirements for various types of online unfair competition behaviors, including the new manifestations of traditional unfair competition behaviors such as counterfeiting, confusion and false advertising, and the new types of unfair competition behaviors conducted through technological means such as reverse bidding manipulation and illegal data acquisition. Regarding platform operators, these Measures highlight the platform operators' responsibilities and require platforms operators to strengthen the management of competition behavior within the platform. Necessary measures should be taken to deal with unfair competition behavior within the platform, relevant records should be kept, and timely reports should be made to the market supervision authorities. In addition, these Measures prohibit platforms from abusing their competitive advantages to obstruct the normal operation of network products or services of other operators, using service agreements or transaction rules to unreasonably restrict the transactions of operators within the platform, or charging unreasonable service fees to operators within the platform. If a platform operator fails to comply with the requirements of these Measures, it may be subject to administrative penalties including rectification orders, fines and orders to suspend operations.

## Regulation of Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People's Congress of China on December 28, 2000, as amended, provides that the following activities conducted through the Internet are subject to criminal punishment:

- gaining improper entry into a computer or system of strategic importance;

- disseminating politically disruptive information or obscenities;

- leaking state secrets;

- spreading false commercial information; or

- infringing intellectual property rights.

The Administrative Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security on December 16, 1997 and amended on January 8, 2011, prohibit the use of the Internet in a manner that would result in the leakage of state secrets or the spread of socially destabilizing content. The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require all ICPs to keep records of certain information about their users (including user registration information, log in and log out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Communication Network Security Protection Administrative Measures, which were promulgated by the MIIT on January 21, 2010, require that all communication network operators, including telecommunications service providers and Internet domain name service providers, divide their own communication networks into units. These communication network units shall be rated in accordance with degree of damage to national security, economic operation, social order and public interest in the event a unit is damaged. Communication network operators must file the division and ratings of their communication networks with the MIIT or its local counterparts. If a communication network operator violates these measures, the MIIT or its local counterparts may order rectification or impose a fine up to RMB30,000 in case a violation is not duly rectified.

Internet security in China is also regulated and restricted from a national security standpoint. On July 1, 2015, the National People's Congress Standing Committee promulgated the PRC National Security Law, or the National Security Law, which took effect on the same date and replaced the former National Security Law promulgated in 1993. According to the National Security Law, the state shall ensure that the information system and data in important areas are secure and controllable. In addition, according to the National Security Law, the state shall establish national security review and supervision institutions and mechanisms, and conduct national security reviews of key technologies and IT products and services that affect or may affect national security. There are uncertainties on how the National Security Law will be implemented in practice.

On November 7, 2016, the National People's Congress Standing Committee promulgated the PRC Cybersecurity Law, or the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines "networks" as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. "Network operators," who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations including, among others, security protection, user identity verification, cybersecurity emergency response planning and technical assistance.

# Business Overview

According to the Cybersecurity Law, network service providers must inform users about and report to the relevant authorities any known security defects and bugs, and must provide continuous security maintenance services for their products and services. Network products and service providers shall not contain or provide malware. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. In addition, the Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On October 28, 2025, the Standing Committee of the National People's Congress amended the Cybersecurity Law, effective on January 1, 2026, which strengthens enforcement measures and significantly increased penalties for violations of the law. The amendment also provides high penalties and reinforced responsibilities for platform content management, thereby imposing significant compliance pressure on e-commerce platforms.

In addition, the PRC Anti-Telecom and Online Fraud Law was promulgated by the National People's Congress Standing Committee on September 2, 2022 and came into effect on December 1, 2022. In order to prevent and curb the telecom and online fraud, the Anti-Telecom and Online Fraud Law requires, among others, Internet service providers to obtain real identity information of users before providing certain services including information and software distribution services, etc.

On July 30, 2021, the State Council of the PRC promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a "critical information infrastructure" refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, national economy, people's livelihood, or public interests in the event of their damage, loss of function, or data leakage. The competent governmental authorities and supervision and management authorities of the aforementioned important industries will be responsible for (i) identification of critical information infrastructures in their respective industries in accordance with relevant identification rules, and (ii) promptly notifying the identified operators and the public security department of the State Council of the PRC of the identification results. However, the exact scope of "critical information infrastructure operators" under the current regulatory regime still remains unclear, and the PRC government authorities have discretion in the interpretation and enforcement of these laws, rules and regulations.

On April 13, 2020, the Cyberspace Administration of China, the NDRC, the MIIT, and several other governmental authorities jointly issued the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, the purchase of cyber products and services including core network equipment, high-performance computers and servers, mass storage devices, large databases and application software, network security equipment, cloud computing services, and other products and services that have an important impact on the security of critical information infrastructure which affects or may affect national security is subject to cybersecurity review by the Cybersecurity Review Office. On December 28, 2021, the Cyberspace Administration of China, together with certain other PRC governmental authorities, promulgated the Revised Cybersecurity Review Measures which replaced the then-effective version and took effect on February 15, 2022. According to the Revised Cybersecurity Review Measures, operators of critical information infrastructure who purchase network products and services and network platform operators who carry out data processing activities that affect or may affect national security shall be subject to cybersecurity review. In addition, any network platform operator possessing over one million users' individual information must apply for a cybersecurity review before listing abroad. Relevant competent governmental authorities may also initiate cybersecurity review if they determine certain network products, services or data processing activities affect or may affect national security. Article 10 of the Revised Cybersecurity Review Measures also sets out certain general factors that are the focus in assessing the national security risk in a cybersecurity review, including (i) the risks of critical information infrastructure being illegally controlled by any individual or organization or subject to interference or destruction; (ii) the harm caused by the disruption of the supply of the product or service to the continuity of critical information infrastructure business; (iii) the security, openness, transparency and diversity of sources of the product or service, the reliability of supply channels, and risks of supply disruption due to political, diplomatic, trade and other factors; (iv) compliance with PRC laws, administrative regulations and department rules by the provider of the product or service; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, damaged, illegally used, or illegally transmitted overseas; (vi) the risk that critical information infrastructure, core data, important data or a large amount of personal information for a listing being affected, controlled, and maliciously used by foreign governments, as well as network information security risks; and (vii) other factors that may endanger the security of critical information infrastructure, cybersecurity and data security. However, there are still uncertainties as to the exact scope of network products or services or data processing activities that will or may affect national security, and the PRC government authorities have discretion in the interpretation and enforcement of these measures.

According to the Administrative Provisions on Security Vulnerability of Network Products jointly promulgated by the MIIT, the Cyberspace Administration of China and the Ministry of Public Security, which came into effect on September 1, 2021, network product providers, network operators as well as organizations or individuals engaging in the network product security vulnerability discovery, collection, release and other activities shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant security vulnerability of network products with the MIIT within two days of discovery and provide technical support to network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or becoming aware that their networks, information systems or equipment have security loopholes. According to these provisions, the network product providers and network operators who fail to perform the aforementioned obligations may be subject to administrative penalty in accordance with the Cybersecurity Law.

On September 11, 2025, the Cyberspace Administration of China issued the Measures for the Administration of the Reporting of Cybersecurity Incidents, which came into force on November 1, 2025. The Measures stipulate that network operators that construct or operate networks within the territory of the PRC or provide services through networks shall report cybersecurity incidents in accordance with the provisions. According to these measures, where critical information infrastructure is involved, the network operator shall immediately report the incident to the protection department and the public security authority within 1 hour; where a cybersecurity incident is serious or extremely serious, the protection department shall, upon receiving the report, immediately report to the national cyberspace administration and the public security authority under the State Council, and in any case within 30 minutes of receipt.

The Cyberspace Administration of China is responsible for organizing and implementing cybersecurity reviews, while the competent departments in key industries such as finance, telecommunications, energy and transport shall be responsible for organizing and implementing security review of cyber products and services in their respective industries or fields.

On November 15, 2018, the Cyberspace Administration of China issued the Provisions on Security Assessment of the Internet Information Services with Public Opinion Attributes or Social Mobilization Capacity, which came into effect on November 30, 2018. The provisions require ICPs to conduct security assessments on their Internet information services if their services include functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICPs must conduct self-assessment on, among other things, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report with the local competent cyberspace administration authority and public security authority.

On September 17, 2021, the Cyberspace Administration of China and the SAMR, together with several other governmental authorities, jointly issued the Guidelines on Strengthening the Comprehensive Regulation of Algorithm for Internet Information Services, which provide that relevant regulators shall carry out daily monitoring of data use, application scenarios and effects of algorithms, and conduct security assessments of algorithm, and that an algorithm filing system shall be established and classification and hierarchical security management of algorithms shall be adopted. On December 31, 2021, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SAMR jointly promulgated the Administrative Provisions on

# Business Overview

Algorithm Recommendation for Internet Information Services, or the Algorithm Recommendation Provisions, which came into effect on March 1, 2022. The Algorithm Recommendation Provisions implement the classification and hierarchical management of algorithm recommendation service providers based on various criteria, and stipulate that algorithm recommendation service providers shall clearly inform users of their provision of algorithm recommendation services, and properly publicize the basic principles, intentions, and main operating mechanisms of algorithm recommendation services, and that algorithm recommendation service providers selling goods or providing services to consumers shall protect consumers' rights of fair trade, and are prohibited from carrying out illegal conduct such as unreasonable differentiated treatment on transaction conditions based on consumers' preferences, purchasing habits, or such other characteristics.

In October 2021, the SAMR released the draft Guidelines for Classification and Grading of Internet Platforms, or the Draft Classification Guidelines, and the draft Guidelines for Implementing Subject Responsibilities of Internet Platforms, or the Responsibilities Guidelines, for public comments. The Classification Guidelines divide Internet platforms into super platforms, large platforms, and small and medium platforms, on the basis of the scale of users, business types, and restrictive capacities. The Responsibilities Guidelines further lay down additional responsibilities for operators of super platforms with respect to fair competition, equal governance, open ecosystem, data management, internal governance, risk assessment and prevention, security audit and innovation. For example, super platforms should promote interoperability between the services they provide and those provided by other platforms.

On November 25, 2022, the Administrative Provisions on Deep Synthesis of Internet Information Services was jointly issued by the Cyberspace Administration of China, MIIT and Ministry of Public Security, and took effect on January 10, 2023. According to these provisions, deep synthesis technology refers to any technology that utilizes deep learning, virtual reality or any other generative or synthetic algorithm to produce text, images, audio, video, virtual scenes or other network information. These provisions emphasize that the providers of deep synthesis services, as the primary entities responsible for the information security, should not use deep synthesis services to engage in activities prohibited by laws and regulations. If the Cyberspace Administration of China and other competent government authorities find that the deep synthesis service has a serious information security risk, they may require the deep synthesis service providers and technical supporters to suspend information updates, user account registration or other related services, and deep synthesis service providers and technical supporters shall take measures to rectify and eliminate such information security risks. A violation of these provisions by deep synthesis service providers and/or technical supporters will subject them to penalties under the laws related to the administration of public security. Deep synthesis service providers and/or technical supporters may also be prosecuted for criminal responsibility if their act constitutes a crime.

On March 18, 2023, the Cyberspace Administration of China released the Provisions on the Administrative Law Enforcement Procedures for the Cyberspace Administration Authorities, which came into effect on June 1, 2023. These provisions clarify the procedures of cyberspace administrative law enforcement actions of the cyberspace administration authorities, as well as the procedures and requirements for administrative penalty. These provisions state that, prior to the imposition of administrative penalties, cyberspace administration authorities must notify parties concerned of their right to request a hearing, and that they must make such request within five days of receiving a notification, otherwise they shall be deemed to have waived their right to a hearing.

On July 10, 2023, the Cyberspace Administration of China, together with other relevant authorities, released the Interim Measures on Generative AI Services, which came into effect on August 15, 2023 and mainly impose compliance requirements on providers of generative AI services. According to the Interim Measures on Generative AI Services, individuals or organizations that provide generative AI services of text, image, audios, videos and other content shall be responsible as the producers of such network information content and as the personal information processors to protect any personal information involved. Providers of generative AI services shall enter into service agreements with users registering for their generative AI services and shall adopt effective measures to prevent minor users from over-relying or addicting to generative AI services. In the event illegal content or users engaging in illegal activities using generative AI services are discovered, the generative AI services providers are required to take appropriate measures, including stopping the generation of such illegal content and suspending or terminating the provision of services, undergo rectifications, keep relevant records and report to the competent authority. Any provider of generative AI services with attribute of public opinions or capable of social mobilization shall conduct security assessment and complete certain filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation. Providers of generative AI services may be subject to penalties for non-compliance, including warning, public denouncement, rectification orders and suspension of the provision of relevant services.

The Measures for Labelling Artificial Intelligence-generated or -created Content and the related standards were released in early 2025 and took effect on September 1, 2025. According to these measures, Internet information service providers shall bear the obligation to label the AI-generated content. The related standards further provide specific methods for the AI-generated content labelling.

### Regulation of Data and Privacy Protection

Under the ICP Measures, ICPs are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC public security authorities for these acts, and may be ordered to temporarily suspend their services or have their licenses revoked.

Under the rules issued by the MIIT, ICPs are also prohibited from collecting any personal user information or providing any information to third parties without the consent of the user. The Cybersecurity Law provides an exception to the consent requirement where the information is anonymous, not personally identifiable and unrecoverable. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of user's personal information and may only collect information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user's personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

The PRC government retains the power and authority to order ICPs to provide an Internet user's personal information if a user posts any prohibited content or engages in any illegal activities through the Internet.

According to the Cybersecurity Law, individuals may request that network operators make corrections to or delete their personal information in case the information is wrong or was collected or used beyond an individual's agreement with network operators.

On June 10, 2021, the Standing Committee of the National People's Congress of China promulgated the Data Security Law which took effect in September 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fine, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, and an appropriate level of protection measures is required to be taken for the respective categories of data, for example, the processor of important data shall designate the personnel and management institution responsible for the data security, carry out risk assessment for its data processing activities and file the risk assessment report with the competent authorities. On March 15, 2024, the National Cybersecurity Standardization Technical Committee issued the Data Security Technology Data Classification and Grading Rules, which provide guidelines for identifying important data. This voluntary national standard became effective on October 1, 2024. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for the Security Assessment of Cross-border Data Transmission, which came into effect on September 1, 2022 and shall regulate the security assessment on the cross-border data transfer by data processor of important data and personal information collected and generated during operations within the PRC. According to these measures, personal data

# Business Overview

processors will be subject to security assessment conducted by the Cyberspace Administration of China prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of last year; or (iv) other circumstances as requested by the Cyberspace Administration of China. According to the official interpretation by the official of the Cyberspace Administration of China, cross-border data transfer activities subject to these measures include (1) the transmission and storage overseas by data processors of the data generated during PRC domestic operations, and (2) the access to or use of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transmission before the effectiveness of these measures are required to be rectified by March 2023. In addition, on June 1, 2023, the Provisions on the Prescribed Agreement on Cross-border Data Transfer, or the Provisions on Prescribed Agreement promulgated by the Cyberspace Administration of China came into effect, which stipulate the applicable conditions for personal information processors to engage in cross-border data transfer through the establishment of prescribed agreements and the detailed procedure for executing prescribed agreements and filing with the provincial cyberspace administration. The Provisions on Prescribed Agreement provide a prescribed agreement template for data transfer activities and require that personal information processors shall enter into agreements strictly in accordance with the template and do not allow any side agreements in conflict with the template.

On March 22, 2024, the Cyberspace Administration of China issued the Provisions on Promoting and Regulating Cross-border Data Flow, which provide several exemptions from undergoing security assessment, obtaining personal information protection certification, or entering into prescribed agreement for cross-border transfer of personal information for businesses. These exemptions include, among others, scenarios where a data processor transfers personal information abroad for the necessity of entering into or performing a cross-border shopping, cross-border delivery, cross-border remittances, or cross-border payments contract to which an individual is a party. The provisions also explicitly state that data processors are not required to conduct data security assessment for cross-border data transfers if the concerning data has not been notified or published as important data by relevant departments or regions.

In September 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which came into effect on January 1, 2025 and clarify the obligations of the network platform service providers. According to these regulations, network platform service providers shall clearly specify the network data security protection obligations of third parties who provide products or services on their platforms, procure these third parties to enhance their network data security management, and will need to bear legal liabilities where data processing activities by such third parties violate applicable laws or the platform rules and harm users. Large network platform operators are further required to release an annual social responsibility report on personal information protection and shall not carry out unfair or deceptive practices such as collecting and processing user data through misleading, fraudulent, or coercive means, unjustified restrictions on users' access to network data generated on the platforms, and unreasonable differential treatment of users. These regulations further impose obligations on important data processors, including designating and specifying persons and management bodies responsible for data security, implementing regular data security risk assessment and other data protection measures, and submitting annual risk assessment reports to relevant authorities.

On August 20, 2021, the Standing Committee of the National People's Congress of China promulgated the Personal Information Protection Law which took effect in November 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, using a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibility for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, information processors could be subject to liability for their processing activities, including rectification, or suspension or termination of their provision of their services as well as confiscation of illegal income, fines or other penalties. The Personal Information Protection Law stipulates the specialized personal information protection obligations for the personal information processors who provide significant Internet platform services with a massive user base and complex business types. These processors are required to establish and improve a personal information protection compliance system, establish an independent agency to supervise the protection of personal information, formulate platform rules to clarify the norms for the processing personal information on the platform, stop providing services to products or service providers who illegally process personal information on the platform, issue personal information protection social responsibility reports regularly and accept social supervision. As the Data Security Law, the Personal Information Protection Law and relevant rules and regulations are still evolving, we may be required to make further adjustments to our business practices to comply with these laws, rules and regulations.

On October 14, 2025, the Cyberspace Administration of China and the SAMR promulgated the Measures for the Certification of the Outbound Transfer of Personal Information, which took effect on January 1, 2026.These measures provide detailed implementation rules for the cross-border transfer certification, through which such cross-border transfer could be certified as in compliance with relevant laws, rules, regulations standards and technical specifications. A personal information processor that provides personal information to overseas recipients through certification shall meet all of the following conditions: (1) The personal information processor is not a CIIO; (2) the personal information processor has accumulatively provided to the overseas recipient the personal information of not less than 100,000 but less than one million people (excluding sensitive personal information) or the sensitive personal information of less than 10,000 people from January 1 of the current year. In addition, prior to applying for certification, the personal information processor shall fulfill its statutory obligations of notification, obtaining separate consent from individuals, and conducting a personal information protection impact assessment.

## Regulation of Consumer Protection

Our online and mobile commerce business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, as amended and effective on March 15, 2014, and the Online Trading Measures, both of which have imposed stringent requirements and obligations on business operators, including Internet business operators and platform service providers like us. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of goods without any reason. Furthermore, on March 15, 2024, the Implementing Rules of the Consumer Rights Protection Law of the People's Republic of China was released and came into effect on July 1, 2024. These rules further specify the obligations stipulated in the PRC Consumer Rights and Interests Protection Law, such as protecting consumers' personal and property safety, handling of defective products, prohibiting fraudulent advertising and unfair practices in standard terms, price transparency, quality guarantee, and protecting consumers' personal information. Pursuant to the PRC Consumer Rights and Interests Protection Law and its implementing rules, Internet trading platforms, including livestreaming marketing platforms, shall fulfill the undertakings that they make to consumers regarding their products or services, clearly notify consumers of auto-renewal and auto-pay before the consumers accept the service and before the date of automatic renewal or automatic payment, provide appropriate dispute resolution mechanisms for consumers and otherwise protect consumer rights. Furthermore, according to the Online Trading Measures, operators of online trading platforms are required to establish a system for monitoring the merchants and the goods or services information they publish on the platforms. Operators of online trading platforms shall report to the SAMR or its local branches any violation of applicable laws, regulations or SAMR rules and shall take appropriate measures, such as warning, suspending or ceasing the services against the illegal activities. Additionally, these rules have added the protection of elderly and minors as consumers to the obligations of business operators regarding the protection of elderly and minors as consumers. Furthermore, these rules provide requirements to address situations where business operators may abuse technology, platform rules or their dominant positions to infringe on consumer rights, such as prohibiting price discrimination, fraudulent advertising and excessively collecting consumers' personal information. In addition, these rules require livestreaming marketing platform operators to establish and improve mechanisms for consumer rights protection. On January 6, 2017, the SAIC issued the Interim Measures for No Reason Return of Online Purchased Commodities within Seven Days, which came into effect on March 15, 2017

# Business Overview

and was amended on October 23, 2020, further clarifying the scope of consumers' rights to make returns without a reason, including exceptions, return procedures and online marketplace platform providers' responsibility to formulate seven day no-reason return rules and related consumer protection systems, and to supervise merchants for compliance with these rules. To ensure that merchants and service providers comply with these laws and regulations, we, as platform operators, are required to implement rules governing transactions on our platform, monitor the information posted by merchants and service providers, and report any violations by merchants or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to PRC consumer protection laws, be subject to liabilities if the lawful rights and interests of consumers are infringed in connection with consumers' purchase of goods or acceptance of services on online marketplace platforms and the platform service providers fail to provide consumers with the contact information of the merchant or manufacturer. In addition, platform service providers may be jointly and severally liable with merchants and manufacturers if they are aware or should be aware that the merchant or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop this activity. On January 1, 2024, the Regulations on the Protection of Minors on the Network came into effect and stipulate that important Internet platforms with large number of minor users and significant influence among minors must fulfill their obligations, including but not limited to establishing a protocol to oversee the protection of minors online and carrying out periodic impact assessment, adopting "teenager modes" for minors, and suspending services to providers of products or services on the platform who seriously violate laws and regulations and harm minors' rights and interests. The Measures for the Identification of Network Platform Service Providers with a Large Number of Minor Users and Significant Influence on Minors issued in February 2026 with effect as of April 1, 2026 further clarify the scope of "important Internet platforms with large number of minor users and significant influence among minors" and require Internet platform service providers to conduct self-assessment of their impact on minors and submit a self-assessment report to government authority.

Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of a fine, an order to cease business operations, revocation of business licenses, as well as potential civil or criminal liabilities.

## Regulation of Pricing

In China, the prices of a very small number of products and services are guided or fixed by the government. According to the PRC Pricing Law, or the Pricing Law, business operators must, as required by the government departments in charge of pricing, mark the prices explicitly and indicate the name, production origin, specifications, and other related particulars clearly. Business operators may not sell products at a premium or charge any fees that are not explicitly indicated. Business operators must not conduct unlawful pricing activities, such as colluding with others to manipulate the market price, providing fraudulent discounted price information, using false or misleading prices to deceive consumers to transact, or conducting price discrimination against other business operators. In addition, in July 2021, the SAMR released the revised draft Provisions on the Administrative Penalties on Price-related Violations for public comment, which proposed significant penalties, including fines of up to 10% of revenue during the violation period, suspension of business or revocation of business license, for a number of price-related violations, such as below-cost pricing to squeeze out competitors, price discrimination, manipulation of market prices and fraudulent pricing. In particular, improper pricing by e-commerce platform operators, including the use of big data analysis, algorithms or other technologies to conduct differentiated pricing and price subsidies, may be subject to significant penalties, including fines of up to 5% of prior year's revenue, suspension of business and revocation of business license. Failure to comply with the Pricing Law or other rules or regulations on pricing may subject business operators to administrative sanctions such as warnings, orders to cease unlawful activities, payment of compensation to consumers, confiscation of illegal gains, and/or fines. The business operators may be ordered to suspend business for rectification, or have their business licenses revoked if the circumstances are severe. Merchants on Tmall and Taobao undertake the primary obligation under the Pricing Law. However, in some cases, we, as platform operator, have been and may in the future be held liable and be subject to fines or other penalties if the authorities determine that, our guidance for platform-wide promotional activities resulted in unlawful pricing activities by the merchants on our platforms or the pricing information we provided for platform-wide promotional activities was untrue or misleading.

On December 9, 2025, the NDRC, the SAMR, and the Cyberspace Administration of China jointly promulgated the Rules on Price-Related Practices on Internet Platforms, which came into force on April 10, 2026. These rules provide that platform operators shall not impose unreasonable restrictions on or attach unreasonable conditions to the pricing practices of businesses on their platforms. In addition, the platform operator or a business on its platform shall clearly mark prices for goods sold or services provided, applications, mini-programs and other channels. Furthermore, platform operators and merchants on platforms are prohibited from, with certain exemptions, selling goods or providing services at prices below cost for the purpose of excluding competitors or monopolizing the market, disrupting normal production and operation order, or harming national interests or the legitimate rights and interests of other operators.

## Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

In addition, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employers in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

## Other PRC Regulations

### Regulation of Corporate Governance

On December 29, 2023, the Standing Committee of the National People's Congress promulgated the amended PRC Company Law, which came into effect on July 1, 2024 and replaced the existing PRC Company Law. The revisions include (i) optimizing the governance mechanism, clarifying that the board of directors is the executive body of the company, allowing the company to choose to establish a corporate governance structure composed of "board of directors with an audit committee under the board of directors" or "board of directors and board of supervisors" based on its actual circumstances, and allowing small companies limited by shares to be incorporated without a board of directors; (ii) further improving the company capital system, introducing the authorized capital system for companies limited by shares, clarifying the classes of shares that can be issued by companies limited by shares, strengthening the principle of capital maintenance, and allowing the use of capital reserves to cover losses; (iii) strengthening the fiduciary duties of the directors, supervisors and senior management, including the responsibilities of the directors, supervisors and senior management to maintain adequate company capital and report related party transactions, their joint and several liabilities and liquidation obligations; and (iv) improving the company registration system, clarifying that equity interests and creditor rights can be contributed as capital, allowing the establishment of companies limited by shares with one shareholder, and introducing simplified procedures for capital reduction and de-registration of company to facilitate a company's operation.

On April 29, 2024, the SAMR issued the Measures for the Administration of Beneficial Owner Information. These measures specify the scope of market entities that are subject to filing obligations, the conditions to exemption from filing, and the definition and identification standards of beneficial owners. According to the general standard for identifying the beneficial owners, natural persons who meet any of the following conditions are beneficial owners: ultimately owning 25% or more equity interests, shares or partnership interests in an entity directly or indirectly, ultimately being entitled to 25% or more of its income or holding 25% or more of its voting rights, or exercising actual control over the entity individually or jointly. If there is no person who meets the aforesaid standards, the person responsible for routine operation and management shall be deemed as the beneficial owner. These measures provide that the actual control includes without limitation the control by agreement, but does not conclusively determine the beneficial owner under contractual arrangements, and uncertainties exist with respect to our disclosure of beneficial owners pursuant to these measures.

# Business Overview

### Regulation of Foreign Investment

On March 15, 2019, the National People's Congress promulgated the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major former laws and regulations governing foreign investment in the PRC. Pursuant to the 2019 PRC Foreign Investment Law, "foreign investments" refer to investment activities conducted by foreign investors directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment of other methods as specified in laws, administrative regulations, or as stipulated by the State Council of the PRC.

According to the 2019 PRC Foreign Investment Law and its implementing rules, China adopts a system of pre-entry national treatment plus negative list with respect to foreign investment administration, and the negative list will be proposed by the competent investment department of the State Council of the PRC in conjunction with the competent commerce department of the State Council of the PRC and other relevant departments, and be reported to the State Council of the PRC for promulgation, or be promulgated by the competent investment department or competent commerce department of the State Council of the PRC after being reported to the State Council of the PRC for approval. Foreign investment beyond the negative list will be granted national treatment. Foreign investors shall not invest in the prohibited industries as specified in the negative list, while foreign investment must satisfy certain conditions stipulated in the negative list for investment in the restricted industries. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the Negative List (2024 version), promulgated by the NDRC and the MOFCOM and took effect in September 2024 and November 2024 respectively, and the Encouraged Industry Catalogue for Foreign Investment (2025 version), or the 2025 Encouraged Industry Catalogue, promulgated by the NDRC and the MOFCOM and took effect in December 2025 and February 2026 respectively. Industries not listed in these two categories are generally deemed "permitted" for foreign investment unless otherwise restricted by other PRC laws. Our major subsidiaries are registered in China and mainly engage in software development, technical services and consulting, all of which fall into the encouraged or permitted category. These major subsidiaries have obtained all material approvals required for their business operations. The Negative List does not apply to our major subsidiaries that are registered and domiciled in Hong Kong, the British Virgin Islands or the Cayman Islands, and operate outside of Chinese mainland. The businesses of our other PRC subsidiaries, including PRC subsidiaries of our major subsidiaries, are generally software development, technical services and consulting, which fall into the encouraged or permitted category. Industries such as value-added telecommunications services, including Internet information services, are generally restricted to foreign investment pursuant to the Negative List. We conduct business operations that are restricted or prohibited to foreign investment through variable interest entities.

On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to obtain approval from designated governmental authorities in advance. Although the term "actual control" is not clearly defined under the Foreign Investment Security Review Measures, it is possible that control through contractual arrangement may be regarded as a form of actual control and therefore requires approval from the competent governmental authority. Since there are significant uncertainties with respect to the interpretation and implementation of the Foreign Investment Security Review Measures, there are substantial uncertainties as to whether our contractual arrangements may be deemed as a method of foreign investment in the future.

### Regulation of Foreign Debts

The Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, or the Foreign Debts Measures, were promulgated by NDRC on January 5, 2023 and came in effect on February 10, 2023, requiring that the PRC enterprises and overseas enterprises or branches controlled by them, including holding companies with a VIE structure, to complete application for registration of foreign debts with the NDRC prior to the borrowing of foreign debts with a term of over one year.

### Tax Regulations

#### *PRC Enterprise Income Tax*

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and December 6, 2024, respectively. The EIT Law generally imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises.

The EIT Law and its implementation rules permit certain High and New Technologies Enterprises, or HNTEs, to enjoy a reduced 15% enterprise income tax rate if they meet certain criteria and are officially acknowledged. In addition, the relevant EIT laws and regulations also provide that entities recognized as Software Enterprises are able to enjoy a tax holiday consisting of a two-year-exemption commencing from their first profitable calendar year and a 50% reduction in ordinary tax rate for the following three calendar years. In 2020, the relevant governmental authorities further announced that Key Software Enterprises will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. The qualification as a "Key Software Enterprise" is subject to annual evaluation and approval by the relevant authorities in China. A number of our PRC subsidiaries and operating entities are qualified to enjoy these types of preferential tax treatment.

#### *PRC VAT*

According to the Regulation on the Implementation of the Value-Added Tax Law issued by the State Council of the PRC on December 25, 2025, a VAT rate of 6% applies to revenue derived from the provision of certain services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided. On December 25, 2024, the Standing Committee of the National People's Congress promulgated the Value-added Tax Law of the People's Republic of China, which came into effect on January 1, 2026 and further clarifies the provisions related to VAT, including VAT rates, taxable amounts, tax preferences, and tax collection administration.

On March 20, 2019, the MOF, the STA and the General Administration of Customs issued the Announcement on Policies for Deepening VAT Reform, or Announcement 39, which came into effect on April 1, 2019, to further slash VAT rates. According to Announcement 39, (i) the 16% or 10% VAT previously imposed on sales and imports by general VAT taxpayers is reduced to 13% or 9% respectively; (ii) the 10% purchase VAT credit rate allowed for procured agricultural products is reduced to 9%; (iii) the 13% purchase VAT credit rate allowed for agricultural products procured for production or commissioned processing is reduced to 10%; and (iv) the 16% or 10% export VAT refund rate previously granted to exportation of goods or labor services is reduced to 13% or 9%, respectively.

#### *PRC Import Tax*

According to the Notice on Tax Policy for Cross-border E-commerce Retail Imports, or New Tax Notice on Cross-Border E-commerce, which became effective on April 8, 2016, goods imported through cross-border e-commerce platforms have been treated as normal goods subject to VAT, consumption tax and tariff. In general, a VAT at the rate of 17% (before May 1, 2018) or 16% (from May 1, 2018 to March 31, 2019) or 13% (from April 1, 2019 onwards) is levied on most goods imported via cross-border e-commerce platforms and a 15% consumption tax is levied on high-end cosmetics and high-end skincare products, while no consumption tax is levied on regular skin care products, maternity or baby care products. As a preferential tax treatment, the Notice on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, which was issued on November 29, 2018 and took effect on January 1, 2019, provides that, if the goods imported through cross-border e-commerce platforms are within the quota of RMB5,000 per purchase order and RMB26,000 per year per buyer, there is a 30% discount off the applicable VAT and the consumption tax, and the tariff is waived.

# Business Overview

*PRC Export Tax*

According to the Notice on the Taxation Policies for Cross-border E-Commerce Retail Export, or the E-Commerce Export Taxation Notice, which was jointly issued by the MOF and the STA and took effect on January 1, 2014, an e-commerce export enterprise may be exempt from or refunded with consumption tax and VAT upon satisfaction of certain conditions or requirements under such notice. However, third-party e-commerce platforms providing transaction services for e-commerce export enterprises are not eligible for a tax refund or exemption under the E-Commerce Export Taxation Notice.

## Regulation of Foreign Exchange and Dividend Distribution

*Foreign Exchange Regulation*

The principal regulations governing foreign currency exchange in China are the Regulations on Foreign Exchange Administration of the PRC. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of foreign currency-denominated loans, or foreign currency is to be remitted into China under the capital account, such as capital increases or foreign currency loans to our PRC subsidiaries.

In June 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, which took effect on the same day and was most recently amended in December 2023. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi obtained from foreign exchange settlement is not restricted from being used to extend loans to related parties or repay the inter-company loans (including advances by third parties).

On January 18, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which took effect on the same day. Circular 3 sets out various capital control measures with respect to outbound remittance of funds from PRC entities to offshore entities. Circular 3 requires banks to verify board resolutions, tax filing forms, and audited financial statements before wiring foreign invested enterprises' foreign exchange distribution above US$50,000. Moreover, pursuant to Circular 3, PRC entities must explain in detail the sources of capital and how the capital will be used, and provide board resolutions, contracts and other proof as a part of the registration procedure for outbound investment.

On October 23, 2019, SAFE issued the Notice of Further Facilitating Cross-border Trade and Investment, or Circular 28, which took effect on the same day and was most recently amended in December 2023. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, provided that such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by SAFE on April 10, 2020, eligible enterprises are allowed to make PRC domestic payments with their income under capital accounts such as capital funds, foreign debts and proceeds from overseas listing without submitting evidence of genuineness to the banks in advance, provided the use of such funds is genuine and in compliance with administrative regulations on the use of income under capital accounts.

We typically do not need to use our offshore foreign currency to fund our PRC operations. In the event we need to do so, we will apply to obtain the relevant approvals of SAFE and other PRC government authorities as necessary. Our PRC subsidiaries' distributions to their offshore parent companies and our cross-border foreign exchange activities are required to comply with the various requirements under the relevant foreign exchange rules.

### Regulation of Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, which applies to both PRC domestic companies and foreign-invested companies, and the 2019 PRC Foreign Investment Law and its implementation rules, which apply to foreign-invested companies. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Both PRC domestic companies and wholly-foreign owned PRC enterprises are required to set aside as general reserves at least 10% of their after-tax profit, until the cumulative amount of their reserves reaches 50% of their registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

### Regulation of Overseas Listing

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. The Opinions on Intensifying Crack Down on Illegal Securities Activities issued on July 6, 2021 called for (i) tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulations to specify responsibilities of overseas listed Chinese companies with respect to data security and information security; (ii) enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and (iii) extraterritorial application of PRC's securities laws.

Furthermore, on February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five relevant guidelines, or collectively, the Overseas Listing Trial Measures, which took effect from March 31, 2023, requiring Chinese domestic companies' overseas offerings and listings of equity securities be filed with the CSRC. The Overseas Listing Trial Measures clarify the scope of overseas offerings and listings by Chinese domestic companies which are subject to the filing and reporting requirements thereunder, and provide, among others, that Chinese domestic companies that have already directly or indirectly offered and listed securities in overseas markets prior to the effectiveness of the Overseas Listing Trial Measures shall fulfill their filing obligations and report relevant information to the CSRC within three working days after conducting a follow-on offering of equity securities on the same overseas market, and follow the relevant reporting requirements within three working days upon the occurrence of any specified circumstances provided thereunder. According to the Overseas Listing Trial Measures, if we fail to complete the filing procedures with the CSRC for any of our follow-on offerings or fall within any of the circumstances where our follow-on offering is prohibited by the State Council of the PRC, our offering application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council of the PRC.

On February 24, 2023, the CSRC and several other governmental authorities jointly issued the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Revised Confidentiality Provisions, which came into effect on March 31, 2023. According to the Revised Confidentiality Provisions, Chinese companies that directly or indirectly conduct overseas offerings and listings, shall strictly abide by the laws and regulations on confidentiality when providing or publicly disclosing, either directly or through their overseas listed entities, materials to securities services providers. In the event such materials contain state secrets or working secrets of government agencies, the Chinese companies shall first obtain approval from authorities, and file with the secrecy administrative department at the same level with the approving authority; in the event that such materials, if divulged, will jeopardize national security or public interest, the Chinese companies shall comply with procedures stipulated by national regulations. The Chinese companies shall also provide a written statement of the specific sensitive information provided when providing materials to securities service providers, and such written statements shall be retained for inspection.

## Regulations Outside of the PRC

While we conduct a significant majority of our business in the PRC, we also operate at smaller scales in a large number of jurisdictions outside of the PRC. The following is a summary of regulations outside of the PRC which we believe could have a significant impact on us.

# Business Overview

## Data Protection Regulation in Europe

The EU General Data Protection Regulation, or the EU GDPR entered into force on May 25, 2018. The EU GDPR applies to companies that process personal data (i) in the context of an establishment in the European Economic Area, or the EEA or (ii) outside of the EEA in relation to the offering of goods or services to, or the monitoring of the behavior of, individuals located in the EEA. The EU GDPR imposes stringent operational requirements for controllers of personal data, including, for example, disclosures about how personal data is to be used, limitations on retention of personal data and pseudonymized data, security requirements, mandatory data breach notification requirements, and the need for a valid legal basis for data processing activities.

The activities of data processors are also regulated, and companies undertaking processing activities are required to offer certain guarantees in relation to the security of processing and the handling of personal data. Contracts with data processors need to include certain prescribed terms. Failure to comply with the EU GDPR and other laws relating to the protection of personal data may result in fines (for example, under the EU GDPR up to the greater of €20,000,000 or 4% of the total worldwide annual turnover), and other administrative penalties including criminal liability.

Further legislative evolution in the field of European privacy is expected. For example, on November 19, 2025, the EU published a proposal to make certain simplifications to the GDPR and other data, privacy and cybersecurity related laws, including the ePrivacy Directive and EU AI Act. In addition, the EU re-evaluates the 'adequacy' of certain third country data protection frameworks every four years, which could result in additional compliance costs when transferring data outside the EEA.

## Regulation of Data and Digital Services in Europe

The European regulatory framework governing data and digital services is rapidly evolving. The EU has recently enacted new laws and regulations on this subject, including the Digital Services Act, or the DSA, and the Data Act.

The DSA entered into force on November 16, 2022 and the majority of its provisions became generally applicable on February 17, 2024. It governs intermediary services provided to recipients established or located in the EU, and is applicable to conduit and caching providers, hosting service providers, online platforms, online consumer marketplaces and search engines. The DSA's obligations relate, amongst other things, to the removal of illegal content; algorithmic transparency; content moderation; so-called 'dark patterns'; recommender systems; the protection of children; know-your-trader requirements; traders' legal compliance; online advertising; accountability and reporting requirements; transparency; risk assessment and mitigation; independent audits; data sharing requirements; and the payment of an annual supervisory fee. The precise obligations depend on the nature and scale of the service provider; in particular, 'very large online platforms' and 'very large online search engines' (defined as having a monthly average of 45 million or more active recipients of the service in the EU) are subject to additional obligations under the DSA. Non-compliance with the DSA may result in fines of up to 6% of global annual turnover. The EU Commission has designated AliExpress as a very large online platform, or VLOP, under the DSA. It is also undergoing an ongoing assessment by the European Commission as to whether it may have infringed the DSA in relation to its risk assessment and mitigation measures. The Data Act entered into force on January 11, 2024, and became applicable, for the most part, on September 12, 2025. Amongst other things, the Data Act requires certain cloud and edge service providers to (i) facilitate switching between and enable interoperability with third party providers, and (ii) impose appropriate safeguards before allowing third-country authorities to access non-personal data in the EU where this conflicts with EU or Member State laws.

## Regulation of AI in Europe

The EU has introduced a new regulation applicable to certain AI, technologies and the data used to train, test and deploy them, the EU AI Act. The EU AI Act, which entered into force on August 1, 2024, has established a risk-based governance framework which categorizes AI systems based on the risks associated with their intended purposes (e.g., "unacceptable" or "high" risk). AI practices involving "unacceptable" risk are prohibited outright as of February 2, 2025, and the requirements applicable to other risk categories (which will be imposed on both the providers and deployers of AI systems) will become effective on a staggered basis. For example, providers of "high"-risk AI systems will be required, among other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, and meet certain standards related to testing, robustness, transparency, human oversight and cybersecurity. These requirements are currently due to begin to apply from August 2, 2026. However, the EU is currently considering targeted amendments to the EU AI Act, including to adjust the timeline for applying rules on "high"-risk AI systems. The EU AI Act also sets out significant penalties for non-compliance, including fines of up to 7% of annual worldwide turnover or €35 million (whichever is higher) for the most serious breaches. In parallel, the EU has introduced revisions to the EU Product Liability Directive, which entered into force on December 8, 2024 and EU Member States must implement into their national laws by December 9, 2026, which may facilitate certain claims for damages in respect of AI.

Preparing for and complying with the applicable requirements of the EU AI Act may affect our use of AI and our ability to provide, develop and improve our services, require additional compliance measures and changes to our operations and processes, and/or result in increased compliance costs, each of which could adversely affect our business, financial condition and results of operations. If we do not comply with the EU AI Act, we could be subject to enforcement actions that could result in fines or possible restrictions on our ability to offer certain services in the EU market, as well as to civil claims made against us.

### Global Anti-Base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the "Global Anti-Base Erosion Model Rules" in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Some jurisdictions have implemented or are in the process of implementing the Pillar Two Rules, which began to apply to us beginning in fiscal year 2025. Based on our current assessment, we do not believe the Pillar Two Rules have a material impact on us, but we will continue to monitor the legislative progress and assess the impact.

# Legal and Administrative Proceedings

We are involved from time to time, and may in the future be involved in, litigation, claims or other disputes and regulatory proceedings in the ordinary course of business regarding, among other things, product compliance, claims relating to data and privacy protection, third-party and principal intellectual property infringement claims, contract disputes involving merchants and consumers on our platforms, consumer protection claims, employment-related cases and other matters, as well as claims pursuant to anti-monopoly or anti-unfair competition laws and laws and regulations on cross-border data transfers, claims arising out of investment transactions or other claims involving high amounts of alleged damages, fines or monetary settlements. We have also been, and may in the future be, involved in litigation, regulatory investigations or inquiries and administrative proceedings that may or may not necessarily arise from our ordinary course of business, such as securities class action lawsuits and investigations or inquiries by securities regulators. We establish balance sheet provisions relating to potential losses from litigation based on estimates of the losses. For this purpose, we classify potential losses as remote, reasonably possible or probable. We analyze potential outcomes from current and potential litigation and proceedings as loss contingencies in accordance with U.S. GAAP.

## Shareholder Class Action Lawsuits

In November and December 2020, we and certain of our officers and directors were named defendants in two putative securities class action lawsuit filed in the United States District Court for the Southern District of New York concerning the suspension of Ant Group's planned initial public offering, captioned Laura Ciccarello v. Alibaba Group et al., No. 1:20-cv-09568 (S.D.N.Y.) (the "Ciccarello Action") and Robert Romnek v. Alibaba Group et al., No. 1:20-cv-10267 (S.D.N.Y.) (the "Romnek Action"). Both lawsuits assert claims under Section 10(b) and Section 20(a) of the U.S. Exchange Act.

In January 2021, we and certain of our officers and directors were named defendants in a putative securities class action lawsuit filed in the United States District Court for the Southern District of New York concerning certain antitrust developments, captioned Elissa Hess v. Alibaba Group et al., No. 1:21-cv-00136 (S.D.N.Y.) (the "Hess Action"). The complaint in the Hess Action, which also includes certain allegations about the suspension of Ant Group's planned initial public offering, asserts claims under Section 10(b) and Section 20(a) of the U.S. Exchange Act.

# Business Overview

On January 12, 2021, four plaintiff groups filed motions to consolidate and motions for appointment as the lead plaintiff under the Private Securities Litigation Reform Act, or the PSLRA, seeking consolidation of the Ciccarello, Romnek, and Hess Actions and appointment of the lead plaintiff and lead counsel under the PSLRA. The court consolidated the three actions on April 20, 2021, and appointed the lead plaintiff on February 10, 2022. On April 22, 2022, the lead plaintiff filed an amended complaint, naming a founder as an additional defendant, and asserting new and existing claims concerning the SAMR's antitrust investigation and fine and the suspension of Ant Group's planned initial public offering. On July 21, 2022, defendants filed motions to dismiss the amended complaint. On March 22, 2023, the court granted in part defendants' motions, among other things, dismissing the founder and all allegations relating to the suspension of Ant Group's planned initial public offering. The portion of the case related to the SAMR's antitrust investigation and fine proceeded to discovery, which was scheduled to conclude in January 2025.

On October 6, 2023, plaintiffs filed a motion for class certification. On January 19, 2024, defendants filed an opposition to plaintiffs' motion. On April 19, 2024, plaintiffs filed a reply in support of their motion. Defendants filed a sur-reply on May 17, 2024. Oral argument on the motion was scheduled for June 20, 2024.

On October 25, 2024, we announced that defendants had entered into a settlement agreement to resolve the consolidated class action lawsuit. Under the terms of the settlement agreement, we agreed to pay US$433.5 million to settle the lawsuit in exchange for a full release of all claims brought in the lawsuit. The settlement agreement expressly provides that the settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit. The settlement was approved by the court on March 28, 2025 and a final judgment concluding the lawsuit was entered that same date.

## JD.com Lawsuit

In 2017, Beijing Jingdong Shiji Trading Co., Ltd. and Beijing Jingdong 360 E-commerce Co., Ltd. sued Zhejiang Tmall Technology Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Group Holding Limited for abuse of dominant market position (Case No. (2017) Jing Min Chu Zi No.152). The plaintiffs requested the three defendants to cease relevant acts and claimed a substantial amount of damages. As of the date of this annual report, the legal proceeding of this case has concluded.

## European Commission Investigation of AliExpress' Compliance with the Digital Services Act

In March 2024, the European Commission, or the EU Commission, opened formal proceedings against AliExpress to assess whether AliExpress breached the Digital Services Act, or the DSA. On June 18, 2025, the EU Commission accepted commitments by AliExpress to resolve all but one of the EU Commission's areas of concerns regarding its platform. With regard to the last remaining area of concerns, the EU Commission issued preliminary findings that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform, such as counterfeit goods or goods that do not comply with European safety rules.

The EU Commission's preliminary findings are without prejudice to the final outcome of the investigation and AliExpress continues to engage with the EU Commission including on the possibility of resolving its remaining concerns through commitments. If the EU Commission ultimately makes a final determination that there has been a violation, it may require AliExpress to make material changes to its business and impose an appropriate and proportionate fine based on a number of considerations, including the nature, gravity, duration and recurrence of the infringement. The EU Commission may also impose potential periodic penalty payments if AliExpress fails to ensure effective compliance with the DSA following any such decision. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission.

# General Information of the Company

Alibaba Group Holding Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands on June 28, 1999, and we conduct our business through our subsidiaries and variable interest entities. We are listed on the NYSE under the symbol "BABA" and on the Hong Kong Stock Exchange under the stock codes "9988 (HKD Counter)" and "89988 (RMB Counter)."

Our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, include the following entities:

- Taobao Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly-owned subsidiary, which is a holding company of certain major subsidiaries of Alibaba China E-commerce Group.

- Taobao China Holding Limited 淘寶中國控股有限公司, a limited liability company incorporated under the laws of Hong Kong, which is a direct wholly-owned subsidiary of Taobao Holding Limited and a holding company of certain major subsidiaries of Alibaba China E-commerce Group.

- Alibaba.com Limited 阿里巴巴網絡有限公司, an exempted company incorporated with limited liability under the laws of the Cayman Islands and our wholly-owned subsidiary, which is a holding company of certain major subsidiaries relating to AIDC Group and Cloud Intelligence Group.

- Alibaba.com Investment Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands and a direct wholly-owned subsidiary of Alibaba.com Limited, which is the parent company of the holding company of AIDC Group and a holding company of certain subsidiaries relating to Cloud Intelligence Group.

- Alibaba Investment Limited, a company incorporated with limited liability under the laws of the British Virgin Islands and our wholly-owned subsidiary, which is a holding company for strategic investments and certain subsidiaries of Hujing Digital Media and Entertainment Group.

- Alibaba Group Services Limited, a limited liability company incorporated under the laws of Hong Kong and our wholly-owned subsidiary, which operates as our treasury center in Hong Kong.

- Taobao (China) Software Co., Ltd. 淘寶（中國）軟件有限公司, a limited liability company incorporated under the laws of the PRC and a direct wholly-owned subsidiary of Taobao China Holding Limited, which provides software and technology services for Taobao.

- Zhejiang Tmall Technology Co., Ltd. 浙江天貓技術有限公司, a limited liability company incorporated under the laws of the PRC and a direct wholly-owned subsidiary of Taobao China Holding Limited, which provides software and technology services for Tmall.

Alibaba Group Holding Limited is a Cayman Islands holding company. The principal executive offices of major businesses within Alibaba Group are located at 960-1 West Wen Yi Road, Yu Hang District, Hangzhou 311121, People's Republic of China. Our telephone number at this address is +86-571-8502-2088. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 19 West 44th Street, Suite 200, New York, NY 10036. Our corporate website is www.alibabagroup.com.

During this fiscal year, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others." Following this strategic re-alignment, for fiscal year 2026, our business segments are (1) Alibaba China E-Commerce Group, (2) Alibaba International Digital Commerce Group, (3) Cloud Intelligence Group and (4) All others.

## Business Overview

We have a demonstrated track record of successful organic business creation. We are investing decisively in our strategic priorities of AI + Cloud and consumption. In addition to organic growth, we have made, or have entered into agreements to make strategic investments, acquisitions, dispositions and alliances that are intended to further our strategic objectives. See "Management Discussion and Analysis – Operating Results – Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities" for more information. We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. See "Management Discussion and Analysis – Liquidity and Capital Resources" for more information. For more information on our capital expenditures, see "Management Discussion and Analysis – Liquidity and Capital Resources – Capital Expenditure and Capital Commitment."

We are subject to the periodic reporting and other disclosure requirements under the U.S. Exchange Act that are applicable to foreign private issuers in the United States. Under the U.S. Exchange Act, we are required to file periodic reports, financial statements and other information with the SEC. We are required to, among other things, file our annual report on Form 20-F within four months after the end of each fiscal year. However, we are exempt from certain disclosure requirements under the U.S. Exchange Act that apply to domestic U.S. companies, and we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the U.S. Exchange Act. Copies of our periodic reports, financial statements and other information, once filed with the SEC, can be read and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of these documents, upon payment of a duplicating fee, by writing information on the operation of the SEC's Public Reference Room. The SEC also maintains an Internet website at *http://www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website. Such information can also be found on our investor relations website at *https://www.alibabagroup.com/en-US/investor-relations*.

As an issuer listed on the Main Board of the Hong Kong Stock Exchange, we are subject to the periodic reporting and other disclosure requirements under the Hong Kong Listing Rules. Such disclosure includes our annual report, which should be published within four months after the end of each fiscal year. Our periodic reports, results announcement, financial statements and other information required under the Hong Kong Listing Rules are published and made available on our investor relations website at *https://www.alibabagroup.com/en-US/investor-relations* and the website of the Hong Kong Stock Exchange at *https://www.hkexnews.hk.*

# Weighted Voting Rights

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, for so long as the Partnership Condition (as defined in our Articles of Association) is satisfied, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure.

Alibaba Partnership will remain in place for the life of the partnership unless our Articles of Association are amended to provide otherwise by a vote of shareholders representing at least 95% of shares that vote at a shareholders meeting. The nomination rights of the Alibaba Partnership will remain in place notwithstanding a change of control or merger of our Company. For the names and information of our current partners and further details of the Alibaba Partnership, please see "Directors, Senior Management and Employees – Directors and Senior Management – Alibaba Partnership" in this annual report.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular, the Alibaba Partnership limits the ability of our shareholders to nominate and elect directors, and the interests of the Alibaba Partnership may conflict with the interests of our shareholders. For further information about the risks associated with our WVR structure, please see "Directors' Report – Principal Risks and Uncertainties" in this annual report. Prospective investors should make the decision to invest in us only after due and careful consideration.

# Organizational Structure

Like many large scale, multinational companies with businesses around the world and across industries, we conduct our business through a large number of Chinese and foreign operating entities, including VIEs. The chart below summarizes our corporate structure as of March 31, 2026 and identifies the subsidiaries and VIEs that together are representative of the major businesses operated by our group, including our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and other representative subsidiaries, which we collectively refer to as our major subsidiaries, as well as the corresponding representative VIEs, which we refer to as the representative VIEs:



(1) Primarily involved in the operation of Taobao

(2) Primarily involved in the operation of Tmall

(3) Primarily involved in the operation of Cloud Intelligence Group

(4) The holding company of AIDC Group

(5) A VIE

For information about the major VIEs, which account for a significant majority of the total revenue and assets of the VIEs, please see "Management Discussion and Analysis – Variable Interest Entity Financial Information."

Business Overview

## Contractual Arrangements among Our Subsidiaries, the Variable Interest Entities and Variable Interest Entity Equity Holders

Due to legal restrictions on foreign ownership and investment in, among other areas, value added telecommunications services, which include the operations of ICPs, we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The relevant VIEs hold the ICP licenses and other regulated licenses and operate our Internet businesses and other businesses in which foreign investment is restricted or prohibited. Specifically, for fiscal year 2026, our representative VIEs are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Zhejiang Diantao Good Things Network Co., Ltd., and Alibaba Cloud Computing Ltd. See "– Organizational Structure" above.

While the VIEs hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, our subsidiaries hold the significant majority of our assets and operations and capture the significant majority of our revenue. Therefore, we directly capture the significant majority of the profits and associated cash flow from operations without having to rely on contractual arrangements to transfer cash flow from the VIEs to our subsidiaries.

The currently effective contractual arrangements, as described in more detail below, by and among us, our relevant subsidiaries, the VIEs, and their shareholders include loan agreements, exclusive call option agreements, proxy agreements, equity pledge agreements and exclusive services agreements. As a result of the contractual arrangements with the VIEs and their shareholders, we include the financial results of each of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. The VIE structure involves risks and is subject to uncertainties under PRC laws and regulations. See "Directors' Report – Principal Risks and Uncertainties."

### VIE Structure

#### Overview

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements for VIEs:


Company
Legal ownership
Contractual arrangements
100% (through offshore holding companies)
Offshore PRC
Onshore PRC
• Loan Agreement
• Exclusive Call Option Agreement
• Proxy Agreement
• Equity Pledge Agreement
Variable Interest Entity Equity Holders
100%
WFOE
• Exclusive Technical Service Agreement
Variable Interest Entities

For most of the VIEs, our group uses a different structure, or the Enhanced VIE Structure. The Enhanced VIE Structure maintains the primary legal framework that we and many peer companies in our industry have adopted to operate businesses in which foreign investment is restricted or prohibited in the PRC. We may also create additional holding structures in the future.

Compared with the prior VIE structure adopted by many peer companies in our industry, which uses natural persons to serve as direct or indirect equity holders of the VIE, we have designed the Enhanced VIE Structure to:

- reduce the key man and succession risks associated with natural person VIE equity holders, through a new structure that has widely dispersed interests among natural person interest holders; and

- create a VIE ownership structure that is more stable and self-sustaining, by distancing the natural person interest holders with the VIE with multiple layers of legal entities, including a partnership structure and multiple layers of contractual arrangements.

### VIE equity holders under the Enhanced VIE Structure

Under the Enhanced VIE Structure, a VIE is typically held by a PRC limited liability company, instead of individuals. This PRC limited liability company is directly or indirectly owned by two PRC limited partnerships, each of which holds 50% of the equity interest. Each of these partnerships is comprised of (i) a PRC limited liability company, as general partner (which is formed by a number of selected members of the Alibaba Partnership and our management who are PRC citizens), and (ii) the same group of natural persons, as limited partners. Under the terms of the relevant partnership agreements, the natural person limited partners must be members of the Alibaba Partnership or our management who are PRC citizens and as designated by the general partner of the partnership.

For our representative VIEs, these individuals are Jessie Junfang Zheng, Xiaofeng Shao, Zeming Wu and Fang Jiang (with respect to each of Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd. and Alibaba Cloud Computing Ltd.), and Jeff Jianfeng Zhang, Winnie Jia Wen, Jie Song and Yongxin Fang (with respect to Zhejiang Diantao Good Things Network Co., Ltd.)

The following diagram is a simplified illustration of the typical ownership structure and contractual arrangements of the VIEs under the Enhanced VIE Structure.



---

(1) Selected members of the Alibaba Partnership or our management who are PRC citizens.

# Business Overview

Under the Enhanced VIE Structure, the designated subsidiary, on the one hand, and the corresponding VIE and the multiple layers of legal entities above the VIE, as well as the natural persons described above, on the other hand, enter into contractual arrangements, which are substantially similar to the contractual arrangements we have historically used for VIEs. See "– Loan Agreements," "– Exclusive Call Option Agreements," "– Proxy Agreements," "– Equity Pledge Agreements" and "– Exclusive Services Agreements" below.

There are risks associated with the VIE structure in general and the Enhanced VIE Structure. See "Directors' Report – Principal Risks and Uncertainties."

The following is a summary of our typical contractual arrangements.

## Loan Agreements

Pursuant to the relevant loan agreement, our respective subsidiary has granted a loan to the relevant VIE equity holders, which may only be used for the purpose of its business operation activities agreed by our subsidiary or the acquisition of the relevant VIE. Our subsidiary may require acceleration of repayment at its absolute discretion. When the VIE equity holders make early repayment of the outstanding amount, our subsidiary or a third party designated by it may purchase the equity interests in the VIE at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The VIE equity holders undertake not to enter into any prohibited transactions in relation to the VIE, including the transfer of any business, material assets or equity interests in the VIE to any third party. The parties to the loan agreement for each of the representative VIEs are the relevant VIE equity holders, on the one hand, and Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd. and Hangzhou AliCloud Apsara Information Technology Co., Ltd., our corresponding subsidiaries, on the other hand.

## Exclusive Call Option Agreements

Under the Enhanced VIE Structure, each relevant VIE and its equity holders have jointly granted our relevant subsidiary (A) an exclusive call option to request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the relevant VIE and (ii) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) an exclusive call option to subscribe for any increased capital of relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease. Our subsidiary may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the relevant increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each VIE equity holders has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to our relevant subsidiaries: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIE equity holder also belong to and shall be paid to our subsidiary. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to our subsidiary. The parties to the exclusive call option agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

## Proxy Agreements

Pursuant to the relevant proxy agreement, each of the VIE equity holders irrevocably authorizes any person designated by our subsidiary to exercise the rights of the equity holder of the VIE, including without limitation the right to vote and appoint directors. The parties to the proxy agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

### Equity Pledge Agreements

Pursuant to the relevant equity pledge agreement, the relevant VIE equity holders have pledged all of their interests in the equity of the VIE as a continuing first priority security interest in favor of the corresponding subsidiary to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIE and/or its equity holders under the other structure contracts. Each subsidiary is entitled to exercise its right to dispose of the VIE equity holders' pledged interests in the equity of the VIE and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the relevant VIE equity holders. The parties to the equity pledge agreement for each of the representative VIEs are the relevant VIE equity holder, the relevant VIE and our corresponding subsidiary.

### Exclusive Services Agreements

Under the Enhanced VIE Structure, each relevant VIE has entered into an exclusive service agreement with the respective subsidiary, pursuant to which our relevant subsidiary provides exclusive services to the VIE. In exchange, the VIE pays a service fee to our subsidiary, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by our subsidiary, resulting in a transfer of substantially all of the profits from the VIE to our subsidiary.

The exclusive call option agreements described above also entitle our subsidiary to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the VIE equity holder, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses) to be received by each VIE equity holder: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation.

In the opinion of Fangda Partners, our PRC legal counsel:

- the ownership structures of the representative VIEs in China and our corresponding subsidiaries do not and will not violate any applicable PRC law, regulation, or rule currently in effect; and

- the contractual arrangements between the representative VIEs, the VIE holders and our corresponding subsidiaries governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

However, we have been further advised by our PRC legal counsel, Fangda Partners, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations. Accordingly, the possibility that the PRC regulatory authorities and PRC courts may in the future take a view that is contrary to the opinion of our PRC legal counsel cannot be ruled out. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations. See "Directors' Report – Principal Risks and Uncertainties."

# Financial Summary

| | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2022 | 2023 | 2024 | 2025 | **2026** |
| | RMB | RMB | RMB | RMB | **RMB** |
| | | | *(in millions)* | | |
| Revenue | 853,062 | 868,687 | 941,168 | 996,347 | **1,023,670** |
| Income from operations | 69,638 | 100,351 | 113,350 | 140,905 | **50,150** |
| Net income attributable to ordinary shareholders | 61,959 | 72,509 | 79,741 | 129,470 | **105,904** |
| Net income | 47,079 | 65,573 | 71,332 | 125,976 | **102,127** |

| | As of March 31, | | | | |
|---|---|---|---|---|---|
| | 2022 | 2023 | 2024 | 2025 | **2026** |
| | RMB | RMB | RMB | RMB | **RMB** |
| | | | *(in millions)* | | |
| Current assets | 638,535 | 697,966 | 752,864 | 674,049 | **610,769** |
| Total assets | 1,695,553 | 1,753,044 | 1,764,829 | 1,804,227 | **1,909,570** |
| Current liabilities | 383,784 | 385,351 | 421,507 | 435,346 | **476,398** |
| Total liabilities | 613,360 | 630,123 | 652,230 | 714,121 | **783,300** |
| Shareholders' equity | 948,479 | 989,657 | 986,544 | 1,009,858 | **1,060,886** |
| Total equity | 1,072,538 | 1,113,063 | 1,101,871 | 1,078,393 | **1,118,425** |

# Management Discussion and Analysis

## Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report and in particular, "Business Overview." This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Directors' Report – Principal Risks and Uncertainties" and elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our fiscal year ends on March 31 and references to fiscal years 2024, 2025 and 2026 are to the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

### Overview

Our total revenue increased by 6% from RMB941,168 million in fiscal year 2024 to RMB996,347 million in fiscal year 2025, and further increased by 3% to RMB1,023,670 million (US$148,401 million) in fiscal year 2026. Our net income increased by 77% from RMB71,332 million in fiscal year 2024 to RMB125,976 million in fiscal year 2025, and decreased by 19% to RMB102,127 million (US$14,805 million) in fiscal year 2026.

Our non-GAAP net income, which excludes the effect of non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments and others, and adjustments for the tax effects, remained stable with RMB157,479 million in fiscal year 2024 and RMB158,122 million in fiscal year 2025, and decreased by 62% to RMB60,658 million (US$8,794 million) in fiscal year 2026. For further information on non-GAAP financial measures we use in evaluating our operating results and for financial and operational decision-making purposes, see "– Non-GAAP Measures."

### Our Segments

We organize and report our business in the following segments:

- Alibaba China E-commerce Group;

- Alibaba International Digital Commerce Group;

- Cloud Intelligence Group; and

- All others.

This presentation reflects how we manage our business to maximize efficiency in allocating resources. This presentation also provides further transparency to our various businesses that are executing different phases of growth and operating leverage trajectories.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. We allocate costs and expenses that are not directly attributable to individual segments, such as those that support infrastructure across different operating segments, to different operating segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses.

In discussing the operating results of these segments, we present each segment's revenue and adjusted earnings before interest, taxes and amortization, or adjusted EBITA.

Our reported segments are described below:

- ***Alibaba China E-commerce Group,*** which includes Taobao, Tmall, Quick commerce, Xianyu, 1688.com and other businesses.

- ***Alibaba International Digital Commerce Group,*** which includes AliExpress, Trendyol, Lazada, Alibaba.com and other businesses.

# Management Discussion and Analysis

- ***Cloud Intelligence Group,*** which includes Alibaba Cloud and other businesses.

- ***All others,*** which includes Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. In fiscal year 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. The sale of Intime was fully completed during the year ended March 31, 2026.

## Our Monetization Model

Our marketplace, cloud and other businesses are highly synergistic, which create an ecosystem that enables consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses to interconnect and interact with each other. We leverage our leading technologies to provide various value propositions to participants in our ecosystem and monetize by offering different services and creating value under each of our business segments.

Our monetization and profit model primarily comprises the following elements:

### Alibaba China E-commerce Group

#### E-Commerce

We generate revenue from merchants by leveraging our consumer insights and data technologies which enable brands and merchants to attract, engage and retain consumers, complete transactions, improve their branding, enhance operating efficiency and offer various services. On the consumer side, leveraging these insights and technologies, as well as our supply chain capabilities, we also generate revenue from product sales for our direct sales businesses. The revenue of our China commerce retail business primarily consists of customer management revenue and direct sales and others revenue.

##### Customer management

We derive a majority of our China commerce retail revenue from customer management services. We generate customer management revenue from merchants by offering an integrated package and a comprehensive solution comprising a diverse array of services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. The customer management revenue are charged primarily on cost-per-click (CPC) basis, cost-per-thousand impressions (CPM) basis, time basis and cost-per-sale (CPS) basis (e.g., fees charged based on the GMV transacted, including commission on transactions).

- *Cost-per-click (CPC), Cost-per-thousand impressions (CPM) and time-based marketing and software services*, where merchants primarily bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results through our online auction system on a CPC basis or CPM basis. We provide these services directly on our marketplaces or through collaboration with third-party marketing affiliates program.

- *Cost-per-sale (CPS) marketing and software services,* where we charged fees from merchants for transactions on Taobao, Tmall and certain other retail marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants and typically range from 0.1% to 5.0% for Tmall depending on the product category. We also implemented software service fee based on the GMV of completed transactions on our platform since September 2024.

##### Direct sales and others

Direct sales and others revenue from our China commerce retail businesses is primarily generated by our direct sales businesses as well as other revenue from logistic services and other value-added services. Direct sales revenue comprises mainly Tmall Supermarket and Tmall Global's direct sales businesses, and primarily consists of revenue from product sales.

### Quick Commerce

We generate revenue from Taobao Instant Commerce primarily through platform commissions and on-demand delivery services. For transactions on the platform, merchants pay a commission based on a percentage of the transaction value, which varies depending on the product category. We also generate revenue through on-demand delivery services, including the delivery of meals, groceries, pharmaceuticals, FMCG, electronics, flowers, and apparel for merchants and customers through Fengniao Logistics, the on-demand delivery network of Taobao Instant Commerce.

### China Commerce Wholesale

We generate revenue from our China commerce wholesale business primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of China TrustPass memberships for paying members to reach customers, provide quotations and transact. Paying members may also purchase premium memberships and additional value-added services, such as premium data analytics and upgraded storefront management tools, the prices of which are determined based on the types and duration of the value-added services. Revenue from customer management services is primarily derived from P4P marketing and software services.

## Alibaba International Digital Commerce Group

### International Commerce Retail

We generate revenue from our International commerce retail businesses primarily through customer management services, logistics services and direct sales. Our revenue from customer management services is mainly contributed by AliExpress, Trendyol and Lazada. We generate logistics services revenue primarily from AliExpress, Trendyol and Lazada. We generate direct sales revenue primarily from Trendyol, Lazada and AliExpress.

### International Commerce Wholesale

We generate revenue from our International commerce wholesale businesses primarily through membership fees, value-added services and customer management services. Revenue from membership fees are primarily fixed annual fees from the sale of memberships for paying members to reach customers, provide quotations and transact. Revenue from value-added services includes fees for various services, which prices are determined based on the nature of transaction. Revenue from customer management services is primarily derived from P4P marketing and software services.

## Cloud Intelligence Group

Our Cloud businesses primarily generate revenue from the provision of public and non-public cloud services to our domestic and international enterprise customers:

- *Public cloud services,* where we generate revenue from a wide range of cloud services, including traditional and AI-related, such as elastic computing, storage, network, database, big data, security, cloud native and Alibaba Cloud model studio ("Bailian"). Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities.

- *Non-public cloud services,* where we generate revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service.

## All others

All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

# Management Discussion and Analysis

## Factors Affecting Our Results of Operations

***Our Ability to Create Value for Our Users and Generate Revenue***. Our ability to create value for our users and generate revenue is driven by the factors described below:

- ***Number and engagement of consumers***. Consumers are attracted to our platforms by our platform's offerings of high-quality products and services to meet multi-tiered consumer demands, and shopping experiences defined by quality products, competitive pricing and exceptional service. The engagement of consumers in our ecosystem is affected by our ability to continue to enhance and expand our product and service offerings and improve user experience.

- ***Broader value offered to merchants, brands, retailers and other businesses***. Merchants, brands, retailers and other businesses use our products and services to help them reach, acquire and retain customers, build brand awareness and engagement, complete transactions, and enhance their operating efficiency. We offer merchants and retailers a complete suite of services and tools, powered by our consumer insights, to help them effectively engage consumers, efficiently manage their operations and provide a seamless online and offline consumer experience. With our proprietary data and technologies, we also facilitate the digital transformation of traditional merchants and retailers. In addition, we empower businesses of different sizes across various industries through our comprehensive "AI + Cloud" service offerings.

- ***AI + Cloud solutions adoption***. Our ability to attract and retain AI + Cloud customers and expand our offerings depends on our ability to enhance our full-stack AI capabilities, and demonstrate superior performance compared to other providers. We offer reliable solutions in AI infrastructure, foundational model, MaaS, and both enterprise and consumer AI applications to meet diverse customer needs.

- ***Empowering data and technology***. Our ability to engage consumers and empower merchants, brands, retailers and other businesses is affected by the breadth and depth of our consumer insights, such as the accuracy of our shopping recommendations and of our targeted marketing, and our technology capabilities and infrastructure, such as AI + Cloud infrastructure, and our continued ability to develop scalable products and services that adapt to the quickly evolving industry trends and consumer preferences.

***Operating Leverage of Our Business Model***. Our primary business model has significant operating leverage and our ecosystem enables us to realize structural cost savings. For example, Taobao drives significant traffic to Tmall as Tmall product listings also appear on Taobao search result pages. Furthermore, the large number of consumers on our marketplaces attracts a large number of merchants, who become customers for our customer management and storefront services. In addition, the vast consumer base of our ecosystem presents cross-selling opportunities across our various platforms. These network effects allow for lower traffic acquisition costs and provide synergies across our businesses.

***Our Investment in User Base, Technology, People, Infrastructure, and Innovative Business Model***. We have made, and will continue to make, significant investments in our platforms and ecosystem to attract consumers, merchants and enterprises, enhance user experience and expand the capabilities and scope of our platforms. On our strategic initiative in "AI + Cloud", we expect to invest in full-stack AI capabilities. On consumption, we expect to invest in user growth and focus on competitively priced products, customer service and membership programs, aimed at delivering an exceptional user experience in all aspects. Our operating leverage and profitability enable us to continue to invest in our people, particularly engineers, scientists and product management personnel, as well as in our technology capabilities and infrastructure. Our investment in the above-mentioned new and existing businesses has and may lower our margins but we believe the investment will deliver overall long-term growth.

***Strategic Investments and Acquisitions***. We have made, and intend to make, strategic investments and acquisitions. Our investment and acquisition strategy focuses on strengthening our core businesses and new growth opportunities. We also evaluate and explore potential divestment opportunities for certain of our non-core businesses from time to time. Our strategic investments and acquisitions may adversely affect our future financial results, including our margins and our net income, at least in the short term. In addition, some of our acquisitions and investments may not be successful. We have incurred impairment charges in the past and may incur impairment charges in the future.

### Recent Investments, Acquisitions, Dispositions and Strategic Alliance Activities

In addition to organic growth, we have made, or have entered into agreements to make, strategic investments, acquisitions and alliances that are intended to further our strategic objectives. The financial results for these strategic transactions that were completed are reflected in our operating results beginning with the period of their respective completion. Investments in which we did not obtain control are generally accounted for under the equity method if we have significant influence over the investee through investment in common stock or in-substance common stock. Otherwise, investments are generally carried at fair value with unrealized gains and losses recorded in the consolidated income statements or accounted for using the measurement alternative based on our accounting policies over different categories of investments. For the details of our accounting policies for each category of our investments, see notes 2(d), 2(t) and 2(u) to our audited consolidated financial statements included in this annual report.

We have developed focused investment strategies, targeting to invest, acquire or form alliances that will either complement our existing businesses or drive innovation initiatives. In some cases, we may take a staged approach to our investment and acquisition strategy, by beginning with an initial minority investment followed by business cooperation. When the business results, cooperation and the overall relationship established with the management of the investee company show increasing value to our ongoing business strategy, we may increase our investment or acquire the investee company completely. On the other hand, we have been optimizing our balance sheet through strategic divestments of non-core assets, and focusing on growing our core businesses, improving return on capital and enhancing shareholder value.

We have funded our strategic acquisitions and investments primarily from cash generated from our operations and through debt and equity financing. Our debt financing primarily consists of unsecured senior notes and bank borrowings, including an aggregate of US$8.0 billion unsecured senior notes issued in November 2014, of which US$7.3 billion was repaid in 2017, 2019, 2021 and 2024, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$0.7 billion was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, an aggregate of US$5.0 billion convertible unsecured senior notes issued in May 2024, an aggregate of US$2.65 billion and RMB17 billion (US$2.3 billion) unsecured senior notes issued in November 2024, an aggregate of approximately HK$12 billion zero coupon exchangeable bonds issued in July 2025, an aggregate of US$3.2 billion zero coupon convertible unsecured senior notes issued in September 2025, a US$3.17 billion revolving credit facility with ancillary facility arrangement, of which RMB3.9 billion (US$0.6 billion) was drawn under the ancillary facility arrangement by way of short-term loan facilities as of March 31, 2026, as well as a US$3.33 billion revolving credit facility which we have not yet drawn as of March 31, 2026. Going forward, we expect to fund additional investments through cash generated from our operations and through debt and equity financing when opportunities arise in the future. Although we expect our margins to be negatively affected by acquisitions of target companies with lower or negative margins, we do not expect our investment activities to have any significant negative impact on our liquidity or operations. We believe acquired businesses operating at a loss do not detract from our total value because they bring clear strategic value to us in the long run. However, there can be no assurance that our future financial results would not be materially and adversely affected if our strategic investments and acquisitions are not successful.

# Management Discussion and Analysis

### Significant Investment Held

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants in China and across the world. As of March 31, 2026, our equity interest in Ant Group on a fully diluted basis was 33%. During the year ended March 31, 2026, dividend received from Ant Group amounted to RMB3,293 million (US$477 million).

We did not hold any other significant investments as of March 31, 2026.

### Material Investments, Acquisitions and Dispositions

Our material investments, acquisitions and dispositions in fiscal year 2026 and the period through the date of this annual report are set forth below.

In May 2025, we agreed to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye. The cash consideration for the disposal is approximately US$0.7 billion (RMB5 billion). The disposal was completed during the year ended March 31, 2026.

As of the date of this annual report, we did not have detailed future plans for material investments, although from time to time, we may be evaluating potential opportunities for investments, acquisitions and dispositions, including opportunities that may be significant.

### Intangible Assets and Goodwill

When we make an acquisition, consideration that exceeds the acquisition date amounts of the acquired assets and liabilities is allocated to intangible assets and goodwill. We have and will continue to incur amortization expenses as we amortize intangible assets over their estimated useful life on a straight-line basis. We do not amortize goodwill. We test intangible assets and goodwill periodically or whenever necessary for impairment, and any impairment may materially and adversely affect our financial condition and results of operations. Some of our acquisitions and investments may not be successful, and we may incur impairment charges in the future. We recognized impairment charges on intangible assets of RMB634 million in fiscal year 2025, mainly relating to All others, and RMB1,729 million (US$251 million) in fiscal year 2026, mainly relating to Alibaba China E-commerce Group. We recognized impairment charges on goodwill of RMB6,171 million and RMB9,515 million (US$1,380 million) in fiscal years 2025 and 2026 respectively. Impairment charges on goodwill recorded for both years were related to All others. For additional information, see "– Critical Accounting Policies and Estimates – Impairment Assessment on Goodwill and Intangible Assets."

## Components of Results of Operations

### Revenue

The following table sets forth our revenues by segment, presented before inter-segment elimination, for the periods indicated[1]:

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | RMB | US$ |
| | *(in millions)* | | | |
| Alibaba China E-commerce Group: | | | | |
| E-commerce | | | | |
| – Customer management | 307,950 | 326,769 | **343,867** | **49,850** |
| – Direct sales, logistics and others[2] | 110,820 | 103,722 | **105,518** | **15,297** |
| | 418,770 | 430,491 | **449,385** | **65,147** |
| Quick commerce[3] | 50,852 | 53,588 | **78,520** | **11,383** |
| China commerce wholesale | 20,479 | 24,301 | **26,312** | **3,815** |
| Total Alibaba China E-commerce Group | 490,101 | 508,380 | **554,217** | **80,345** |
| Alibaba International Digital Commerce Group: | | | | |
| International commerce retail | 81,654 | 108,465 | **117,731** | **17,067** |
| International commerce wholesale | 20,944 | 23,835 | **26,439** | **3,833** |
| Total Alibaba International Digital Commerce Group | 102,598 | 132,300 | **144,170** | **20,900** |
| Cloud Intelligence Group | 106,374 | 118,028 | **158,132** | **22,924** |
| All others[4] | 317,539 | 338,347 | **254,367** | **36,876** |
| Unallocated | 1,297 | 1,924 | **2,340** | **339** |
| Inter-segment elimination | (76,741) | (102,632) | **(89,556)** | **(12,983)** |
| **Consolidated revenue** | 941,168 | 996,347 | **1,023,670** | **148,401** |

(1) During fiscal year 2026, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and other value-added services.

(3) Quick commerce revenue represents quick commerce business revenue, including revenue generated through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4) All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

See "– Our Monetization Model" for additional information regarding our revenue.

# Management Discussion and Analysis

### Cost of Revenue

The principal components of our cost of revenue include: cost of inventories; logistics costs; expenses associated with the operation of our mobile platforms and websites, such as depreciation and maintenance expenses for our servers and computers, call centers and other equipment, as well as bandwidth and co-location fees; salaries, bonuses, benefits and share-based compensation expense relating to customer service, mobile platform and platform operation personnel as well as payment processing consultants; traffic acquisition costs paid to third-party marketing affiliates either at a fixed price or on a revenue-sharing basis; content acquisition costs paid to third parties and production costs of original content for our online media properties; payment processing fees paid to Alipay or other financial institutions; and other miscellaneous costs.

### Product Development Expenses

Product development expenses primarily include salaries, bonuses, benefits and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for our businesses, such as the development of the technology and Internet infrastructure, applications, operating systems, software, databases and networks.

### Sales and Marketing Expenses

Sales and marketing expenses primarily consist of online and offline advertising expenses, promotion expenses, salaries, bonuses, benefits and share-based compensation expense for our employees engaged in sales and marketing functions, and sales commissions paid for membership and user acquisition for our marketplaces and platforms.

### General and Administrative Expenses

General and administrative expenses mainly consist of salaries, bonuses, benefits and share-based compensation expense for our management and administrative employees, office facilities and other support overhead costs, professional services fees, provision for doubtful debts on receivables, charitable contributions, as well as non-recurring items.

### Interest and Investment Income, Net

Interest and investment income, net mainly consists of interest income, gain or loss on deemed disposals, disposals and revaluation of our long-term equity investments and impairment of equity investments.

### Interest Expense

Our interest expense is comprised of interest payments and amortization of upfront fees and incidental charges primarily associated with our US$8.0 billion unsecured senior notes issued in November 2014, of which US$7.3 billion was repaid in 2017, 2019, 2021 and 2024, an aggregate of US$7.0 billion unsecured senior notes issued in December 2017, of which US$0.7 billion was repaid in June 2023, an aggregate of US$5.0 billion unsecured senior notes issued in February 2021, an aggregate of US$5.0 billion convertible unsecured senior notes issued in May 2024, an aggregate of US$2.65 billion U.S. dollar-denominated unsecured senior notes and RMB17 billion (US$2.3 billion) RMB-denominated unsecured senior notes issued in November 2024, US$4.0 billion five-year term loan facility drawn down in fiscal year 2017, which was partially repaid and reduced to US$3.17 billion in January 2025 and was subsequently fully repaid in December 2025, as well as a bank borrowing amounting to RMB3.9 billion (US$0.6 billion) under the ancillary facility arrangement by way of short-term loan facilities.

### Other Income, Net

Other income, net, primarily consists of exchange gain or loss and government grants. Exchange gain or loss, arising from our operations and treasury management activities, recognized in our income statement is largely affected by exchange rate fluctuation among Renminbi, U.S. dollar and Turkish lira. Government grants primarily relate to grants by central and local governments in connection with our contributions to technology development and investments in local business districts. These grants may not be recurring in nature, and we recognize the income when the grants are received and no further conditions need to be met.

### Income Tax Expenses

Our income tax expenses are comprised primarily of current tax expense, mainly attributable to certain profitable subsidiaries in China, and deferred tax expense, mainly related to temporary differences in relation to tax losses carried forward, investments as well as property and equipment, and withholding tax on dividends to be distributed by our PRC operating subsidiaries.

## Taxation

### Cayman Islands Tax

Under Cayman Islands law, our company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

### Hong Kong Profits Tax

Our company's subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in fiscal years 2024, 2025 and 2026.

### PRC Income Tax

Under the EIT Law, the standard enterprise income tax rate is 25%.

Entities qualifying as High and New Technology Enterprises enjoy a preferential tax rate of 15%. The High and New Technology Enterprise qualification is re-assessed by the relevant authorities every three years. Entities recognized as Software Enterprises are exempt from the EIT for two years beginning from their first profitable calendar year and are entitled to a 50% reduction in EIT for the following three consecutive calendar years. Furthermore, entities recognized as Key Software Enterprises (KSE) within the PRC national plan enjoy a preferential EIT rate of 10%. KSE status is subject to review by the relevant authorities every year and the timing of annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming KSE status is accounted for upon receipt of such notification.

Certain subsidiaries received the above preferential tax treatments during calendar years 2023, 2024, 2025 and 2026. Five of our wholly-owned subsidiaries in China, including Alibaba (China) Technology Co., Ltd., Taobao (China) Software Co., Ltd., Zhejiang Tmall Technology Co., Ltd., which are primarily engaged in the operations of wholesale marketplaces, Taobao, and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd. and Alibaba (China) Co., Ltd., which are primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises and they were subject to an EIT rate of 15%.

### VAT and Other Levies

Our major PRC subsidiaries are subject to VAT on revenue earned for our services under a national VAT reform program. In general, the applicable VAT rate on the revenue earned for services is 6% with companies entitled to crediting VAT paid on certain purchases against VAT on sales. Revenue is recognized net of VAT in our consolidated income statement.

### PRC Withholding Tax

Pursuant to the EIT Law, a 10% withholding tax is generally levied on dividends declared by companies in China to their non-resident enterprise investors. A lower withholding tax rate of 5% is applicable for direct foreign investors incorporated in Hong Kong with at least 25% equity interest in the PRC company and meeting the relevant conditions or requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR. As the equity holders of our PRC operating subsidiaries are qualified Hong Kong incorporated companies, our deferred tax liabilities for distributable earnings are calculated at a 5% withholding tax rate. As of March 31, 2026, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB278.9 billion (US$40.4 billion).

# Management Discussion and Analysis

## Share-based Compensation

We provide share-based awards to eligible grantees and believe share-based awards are vital to attract, incentivize and retain our employees and are the appropriate tool to align the interests of the grantees with those of our shareholders. For further information about the equity incentive plans of our Company, see "Directors, Senior Management and Employees – Compensation – Equity Incentive Plans."

In addition, prior to 2023, certain of our employees were granted share-based awards by Junhan and Ant Group, and certain employees of Ant Group were granted share-based awards by us. These awards are settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders' employment with us at a price to be determined based on the then fair market value of Ant Group.

Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other's employees upon vesting. The settlement amounts under this arrangement depend on the values of Ant Group share-based awards granted to our employees and our share-based awards granted to employees of Ant Group. It is expected that the settlement amounts are insignificant to us.

We recognized share-based compensation expense of RMB18,546 million, RMB15,577 million and RMB14,821 million (US$2,149 million) in fiscal years 2024, 2025 and 2026, respectively, representing 2%, 2% and 1% of our revenue in those respective periods.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions)* | | | |
| Cost of revenue | 3,012 | 2,162 | **2,023** | **293** |
| Product development expenses | 7,623 | 6,700 | **6,016** | **872** |
| Sales and marketing expenses | 2,265 | 2,137 | **2,321** | **337** |
| General and administrative expenses | 5,646 | 4,578 | **4,461** | **647** |
| Total | 18,546 | 15,577 | **14,821** | **2,149** |

The following table sets forth an analysis of share-based compensation expense by type of awards for the periods indicated:

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions)* | | | |
| Alibaba Group share-based awards[1] | 17,974 | 11,121 | **9,146** | **1,326** |
| Others[2] | 572 | 4,456 | **5,675** | **823** |
| Total share-based compensation expense[3] | 18,546 | 15,577 | **14,821** | **2,149** |

(1) This represents Alibaba Group share-based awards granted to our employees.

(2) This represents share-based awards of our subsidiaries and Ant Group granted to our employees.

(3) This includes both cash and non-cash share-based compensation expenses.

# Management Discussion and Analysis

Share-based compensation expense decreased in fiscal year 2026 compared to fiscal year 2025. This decrease was primarily due to the decrease in the number of the awards granted as we have increased the proportion of long-term cash incentives granted after considering the macroeconomic environment and the general trends in the talent market.

Others in fiscal year 2024 includes a net reversal in share-based compensation expense related to Ant Group share-based awards amounted to RMB6,691 million, because we made a mark-to-market adjustment during the fiscal year relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future. See "– Critical Accounting Policies and Estimates – Share-based Compensation Expense and Valuation of the Underlying Awards" below for additional information regarding our share-based compensation expense.

# Management Discussion and Analysis

## Results of Operations

The following tables set out our consolidated results of operations for the periods indicated:

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions, except per share data)* | | | |
| Revenue | 941,168 | 996,347 | **1,023,670** | **148,401** |
| Cost of revenue | (586,323) | (598,285) | **(616,136)** | **(89,321)** |
| Product development expenses | (52,256) | (57,151) | **(66,533)** | **(9,645)** |
| Sales and marketing expenses | (115,141) | (144,021) | **(245,023)** | **(35,521)** |
| General and administrative expenses | (41,985) | (44,239) | **(33,082)** | **(4,796)** |
| Amortization and impairment of intangible assets | (21,592) | (6,336) | **(5,079)** | **(736)** |
| Impairment of goodwill | (10,521) | (6,171) | **(9,515)** | **(1,380)** |
| Other gains, net | – | 761 | **1,848** | **268** |
| Income from operations | 113,350 | 140,905 | **50,150** | **7,270** |
| Interest and investment income, net | (9,964) | 20,759 | **87,512** | **12,687** |
| Interest expense | (7,947) | (9,596) | **(9,793)** | **(1,420)** |
| Other income, net | 6,157 | 3,387 | **1,518** | **220** |
| Income before income tax and share of results of equity method investees | 101,596 | 155,455 | **129,387** | **18,757** |
| Income tax expenses | (22,529) | (35,445) | **(30,045)** | **(4,356)** |
| Share of results of equity method investees | (7,735) | 5,966 | **2,785** | **404** |
| Net income | 71,332 | 125,976 | **102,127** | **14,805** |
| Net loss attributable to noncontrolling interests | 8,677 | 4,133 | **1,465** | **213** |
| Net income attributable to Alibaba Group Holding Limited | 80,009 | 130,109 | **103,592** | **15,018** |
| (Accretion) Reversal of accretion of mezzanine equity | (268) | (639) | **2,312** | **335** |
| Net income attributable to ordinary shareholders | 79,741 | 129,470 | **105,904** | **15,353** |
| **Earnings per share attributable to ordinary shareholders**[1] | | | | |
| Basic | 3.95 | 6.89 | **5.70** | **0.83** |
| Diluted | 3.91 | 6.70 | **5.50** | **0.80** |
| **Earnings per ADS attributable to ordinary shareholders**[1] | | | | |
| Basic | 31.61 | 55.12 | **45.63** | **6.61** |
| Diluted | 31.24 | 53.59 | **44.00** | **6.38** |

(1) Each ADS represents eight Shares.

# Management Discussion and Analysis

|  | Year ended March 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2025 | **2026** |
|  | % | % | **%** |
|  | *(as percentage of revenue)* | | |
| Revenue | 100 | 100 | **100** |
| Cost of revenue | (62) | (60) | **(60)** |
| Product development expenses | (6) | (6) | **(7)** |
| Sales and marketing expenses | (12) | (14) | **(24)** |
| General and administrative expenses | (5) | (4) | **(3)** |
| Amortization and impairment of intangible assets | (2) | (1) | **–** |
| Impairment of goodwill | (1) | (1) | **(1)** |
| Other gains, net | – | – | **–** |
| Income from operations | 12 | 14 | **5** |
| Interest and investment income, net | (1) | 2 | **9** |
| Interest expense | (1) | (1) | **(1)** |
| Other income, net | – | 1 | **–** |
| Income before income tax and share of results of equity method investees | 10 | 16 | **13** |
| Income tax expenses | (2) | (4) | **(3)** |
| Share of results of equity method investees | (1) | 1 | **–** |
| Net income | 7 | 13 | **10** |
| Net loss attributable to noncontrolling interests | 1 | – | **–** |
| Net income attributable to Alibaba Group Holding Limited | 8 | 13 | **10** |
| (Accretion) Reversal of accretion of mezzanine equity | – | – | **–** |
| Net income attributable to ordinary shareholders | 8 | 13 | **10** |

# Management Discussion and Analysis

## Segment Information for Fiscal Years 2024, 2025 and 2026

The tables below set forth certain financial information of our operating segments, before inter-segment elimination, for the periods indicated[1]:

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions)* | | | |
| Alibaba China E-commerce Group: | | | | |
| E-commerce | | | | |
| – Customer management | 307,950 | 326,769 | **343,867** | **49,850** |
| – Direct sales, logistics and others[2] | 110,820 | 103,722 | **105,518** | **15,297** |
| | 418,770 | 430,491 | **449,385** | **65,147** |
| Quick commerce[3] | 50,852 | 53,588 | **78,520** | **11,383** |
| China commerce wholesale | 20,479 | 24,301 | **26,312** | **3,815** |
| Total Alibaba China E-commerce Group | 490,101 | 508,380 | **554,217** | **80,345** |
| Alibaba International Digital Commerce Group: | | | | |
| International commerce retail | 81,654 | 108,465 | **117,731** | **17,067** |
| International commerce wholesale | 20,944 | 23,835 | **26,439** | **3,833** |
| Total Alibaba International Digital Commerce Group | 102,598 | 132,300 | **144,170** | **20,900** |
| Cloud Intelligence Group | 106,374 | 118,028 | **158,132** | **22,924** |
| All others[4] | 317,539 | 338,347 | **254,367** | **36,876** |
| Unallocated | 1,297 | 1,924 | **2,340** | **339** |
| Inter-segment elimination | (76,741) | (102,632) | **(89,556)** | **(12,983)** |
| **Consolidated revenue** | 941,168 | 996,347 | **1,023,670** | **148,401** |

(1) During fiscal year 2026, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as revenue from logistics services and other value-added services.

(3) Quick commerce revenue represents quick commerce business revenue, including revenue generated through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4) All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | **2026** | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions)* | | | |
| Alibaba China E-commerce Group | 186,970 | 193,223 | **107,509** | **15,586** |
| Alibaba International Digital Commerce Group | (8,035) | (15,137) | **(2,051)** | **(297)** |
| Cloud Intelligence Group | 6,121 | 10,556 | **14,265** | **2,068** |
| All others[2] | (11,252) | (9,499) | **(35,737)** | **(5,181)** |
| Unallocated[3] | (6,190) | (4,337) | **(5,150)** | **(747)** |
| Inter-segment elimination | (2,586) | (1,741) | **(2,420)** | **(351)** |
| **Consolidated adjusted EBITA** | 165,028 | 173,065 | **76,416** | **11,078** |

(1) During fiscal year 2026, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses.

(3) Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

## Non-GAAP Measures

We use adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

# Management Discussion and Analysis

**Adjusted EBITDA** represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

**Adjusted EBITA** represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

**Non-GAAP net income** represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

**Non-GAAP diluted earnings per share** represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share on a diluted basis. **Non-GAAP diluted earnings per ADS** represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

**Free cash flow** represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude "acquisition of land use rights and construction in progress relating to office campuses" because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

# Management Discussion and Analysis

The following table sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | RMB | US$ |
| | *(in millions)* | | | |
| Net income | 71,332 | 125,976 | 102,127 | 14,805 |
| Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA: | | | | |
| Interest and investment income, net | 9,964 | (20,759) | (87,512) | (12,687) |
| Interest expense | 7,947 | 9,596 | 9,793 | 1,420 |
| Other income, net | (6,157) | (3,387) | (1,518) | (220) |
| Income tax expenses | 22,529 | 35,445 | 30,045 | 4,356 |
| Share of results of equity method investees | 7,735 | (5,966) | (2,785) | (404) |
| Income from operations | 113,350 | 140,905 | 50,150 | 7,270 |
| Non-cash share-based compensation expense | 18,546 | 13,970 | 11,180 | 1,621 |
| Amortization and impairment of intangible assets | 21,592 | 6,336 | 5,079 | 736 |
| Impairment of goodwill, and others | 11,540 | 11,854 | 10,007 | 1,451 |
| Adjusted EBITA | 165,028 | 173,065 | 76,416 | 11,078 |
| Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights | 26,640 | 29,260 | 37,067 | 5,374 |
| Adjusted EBITDA | 191,668 | 202,325 | 113,483 | 16,452 |

The following table sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | RMB | US$ |
| | *(in millions)* | | | |
| Net income | 71,332 | 125,976 | 102,127 | 14,805 |
| Adjustments to reconcile net income to non-GAAP net income: | | | | |
| Non-cash share-based compensation expense | 18,546 | 13,970 | 11,180 | 1,621 |
| Amortization and impairment of intangible assets | 21,592 | 6,336 | 5,079 | 736 |
| Loss (Gain) on deemed disposals/disposals/revaluation of investments | 21,659 | (8,764) | (74,416) | (10,788) |
| Impairment of goodwill and investments, and others | 33,679 | 22,435 | 17,746 | 2,573 |
| Tax effects[1] | (9,329) | (1,831) | (1,058) | (153) |
| Non-GAAP net income | 157,479 | 158,122 | 60,658 | 8,794 |

(1) Tax effects primarily comprises tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

# Management Discussion and Analysis

The following table sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions, except per share data)* | | | |
| Net income attributable to ordinary shareholders – basic | 79,741 | 129,470 | **105,904** | **15,353** |
| Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries | (228) | (300) | **(410)** | **(59)** |
| Adjustments for interest expense attributable to convertible unsecured senior notes | – | 235 | **309** | **45** |
| Net income attributable to ordinary shareholders – diluted | 79,513 | 129,405 | **105,803** | **15,339** |
| Non-GAAP adjustments to net income attributable to ordinary shareholders[1] | 78,846 | 28,535 | **(41,365)** | **(5,997)** |
| Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS | 158,359 | 157,940 | **64,438** | **9,342** |
| Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)[2] | 20,359 | 19,318 | **19,235** | |
| Diluted earnings per share[2] [3] | 3.91 | 6.70 | **5.50** | **0.80** |
| Non-GAAP diluted earnings per share[2] [4] | 7.78 | 8.18 | **3.35** | **0.49** |
| Diluted earnings per ADS[2] [3] | 31.24 | 53.59 | **44.00** | **6.38** |
| Non-GAAP diluted earnings per ADS[2] [4] | 62.23 | 65.41 | **26.80** | **3.89** |

(1) Non-GAAP adjustments excluding the attributions to the noncontrolling interests for computing non-GAAP diluted earnings per share/ADS. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before taking into account the dilutive impact and excluding the attributions to the noncontrolling interests).

(2) Each ADS represents eight ordinary shares.

(3) Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

(4) Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, in each case for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

# Management Discussion and Analysis

The following table sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | **2026** | |
| | RMB | RMB | **RMB** | **US$** |
| | *(in millions)* | | | |
| Net cash provided by operating activities | 182,593 | 163,509 | **76,213** | **11,049** |
| Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses) | (27,579) | (84,278) | **(122,021)** | **(17,689)** |
| Less: Purchase of intangible assets (excluding those acquired through acquisitions) | (842) | – | **(874)** | **(127)** |
| Less: Changes in the buyer protection fund deposits | 2,038 | (5,361) | **73** | **10** |
| Free cash flow | 156,210 | 73,870 | **(46,609)** | **(6,757)** |

## Comparison of Fiscal Years 2025 and 2026

### Revenue

| | Year ended March 31, | | | YoY % Change |
|---|---|---|---|---|
| | 2025 | **2026** | | |
| | RMB | **RMB** | **US$** | |
| | *(in millions, except percentages)* | | | |
| Alibaba China E-commerce Group: | | | | |
| E-commerce | | | | |
| – Customer management | 326,769 | **343,867** | **49,850** | 5% |
| – Direct sales, logistics and others[2] | 103,722 | **105,518** | **15,297** | 2% |
| | 430,491 | **449,385** | **65,147** | 4% |
| Quick commerce[3] | 53,588 | **78,520** | **11,383** | 47% |
| China commerce wholesale | 24,301 | **26,312** | **3,815** | 8% |
| Total Alibaba China E-commerce Group | 508,380 | **554,217** | **80,345** | 9% |
| Alibaba International Digital Commerce Group: | | | | |
| International commerce retail | 108,465 | **117,731** | **17,067** | 9% |
| International commerce wholesale | 23,835 | **26,439** | **3,833** | 11% |
| Total Alibaba International Digital Commerce Group | 132,300 | **144,170** | **20,900** | 9% |
| Cloud Intelligence Group | 118,028 | **158,132** | **22,924** | 34% |
| All others[4] | 338,347 | **254,367** | **36,876** | (25)% |
| Unallocated | 1,924 | **2,340** | **339** | |
| Inter-segment elimination | (102,632) | **(89,556)** | **(12,983)** | |
| **Consolidated revenue** | 996,347 | **1,023,670** | **148,401** | 3% |

(1) During fiscal year 2026, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

# Management Discussion and Analysis

(2) Direct sales, logistics and others revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, where revenue and cost of inventory are recorded on a gross basis within the business group, as well as other revenue from logistics services and other value-added services.

(3) Quick commerce revenue represents quick commerce business revenue, including revenue generated through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue.

(4) All others include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, where revenue and cost of inventory are recorded on a gross basis, and revenue from logistics services.

Total revenue increased by 3% from RMB996,347 million in fiscal year 2025 to RMB1,023,670 million (US$148,401 million) in fiscal year 2026. Excluding revenue from the disposed businesses of Sun Art and Intime, revenue on a like-for-like basis would have grown by 11% year-over-year.

## Adjusted EBITA

| | Year ended March 31, | | | YoY % Change[3] |
| --- | --- | --- | --- | --- |
| | 2025 | 2026 | | |
| | RMB | RMB | US$ | |
| | *(in millions, except percentages)* | | | |
| Alibaba China E-commerce Group | 193,223 | 107,509 | 15,586 | (44)% |
| Alibaba International Digital Commerce Group | (15,137) | (2,051) | (297) | 86% |
| Cloud Intelligence Group | 10,556 | 14,265 | 2,068 | 35% |
| All others | (9,499) | (35,737) | (5,181) | (276)% |
| Unallocated[2] | (4,337) | (5,150) | (747) | |
| Inter-segment elimination | (1,741) | (2,420) | (351) | |
| **Consolidated adjusted EBITA** | 173,065 | 76,416 | 11,078 | (56)% |

(1) During fiscal year 2026, to advance our "user first" strategy and enhance user experience, we undertook a strategic combination of Taobao and Tmall Group, Ele.me and Fliggy into Alibaba China E-commerce Group. We simplified the financial reporting structure by reclassifying Cainiao, Amap and Hujing Digital Media and Entertainment Group into "All others". The above presentation has been updated to conform with the new reporting structure, as reviewed by our chief operating decision maker.

(2) Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3) For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

### Alibaba China E-commerce Group

*(i)    Segment revenue*

- E-commerce Business

Revenue from our E-commerce business in fiscal year 2026 was RMB449,385 million (US$65,147 million), increased by 4% compared to RMB430,491 million in fiscal year 2025.

Customer management revenue increased by 5% year-over-year, driven by the improvement of take rate.

Direct sales, logistics and others revenue under E-commerce business in fiscal year 2026 was RMB105,518 million (US$15,297 million), increased by 2% compared to RMB103,722 million in fiscal year 2025, primarily due to the increase in revenue from logistics services and value-added services, partly offset by the decrease in revenue from certain direct sales businesses.

- Quick Commerce Business

Revenue from our Quick commerce business in fiscal year 2026 was RMB78,520 million (US$11,383 million), increased by 47% compared to RMB53,588 million in fiscal year 2025, mainly due to order growth as a result of the rollout of "Taobao Instant Commerce" at the end of April 2025.

- China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2026 was RMB26,312 million (US$3,815 million), increased by 8% compared to RMB24,301 million in fiscal year 2025, primarily due to an increase in revenue from value-added services provided to paying members.

*(ii) Segment adjusted EBITA*

Alibaba China E-commerce Group adjusted EBITA decreased by 44% to RMB107,509 million (US$15,586 million) in fiscal year 2026, compared to RMB193,223 million in fiscal year 2025, primarily due to the investment in quick commerce, user experiences, and technology, while there is positive contribution from customer management service.

### Alibaba International Digital Commerce Group

*(i) Segment revenue*

- International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2026 was RMB117,731 million (US$17,067 million), increased by 9% compared to RMB108,465 million in fiscal year 2025, primarily driven by the increase in revenue contributed by AliExpress and other international businesses, and partly offset by the revenue decrease of Lazada. Of which, the year-over-year growth contributed by AliExpress and other international businesses of 6% and 6%, respectively, partly offset by a 3% decline from Lazada, resulting to a total increase of 9%. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC's revenue is affected by exchange rate fluctuations.

- International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2026 was RMB26,439 million (US$3,833 million), increased by 11% compared to RMB23,835 million in fiscal year 2025. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

*(ii) Segment adjusted EBITA*

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB2,051 million (US$297 million) in fiscal year 2026, compared to a loss of RMB15,137 million in fiscal year 2025, primarily due to significant improvement in AliExpress' operating efficiency, and enhanced efficiencies across various businesses.

### Cloud Intelligence Group

*(i) Segment revenue*

Revenue from Cloud Intelligence Group was RMB158,132 million (US$22,924 million) in fiscal year 2026, increased by 34% compared to RMB118,028 million in fiscal year 2025. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 33% year-over-year, primarily driven by public cloud revenue growth, including the increasing adoption of AI-related products.

*(ii) Segment adjusted EBITA*

Cloud Intelligence Group adjusted EBITA increased by 35% to RMB14,265 million (US$2,068 million) in fiscal year 2026, compared to RMB10,556 million in fiscal year 2025, primarily due to revenue growth and improving operating efficiency, partly offset by the increasing investments in customer growth and technology innovation.

# Management Discussion and Analysis

## All others

*(i)    Segment revenue*

Revenue from All others segment was RMB254,367 million (US$36,876 million) in fiscal year 2026, decreased by 25% compared to RMB338,347 million in fiscal year 2025, primarily due to the revenue decrease as a result of the disposal of Sun Art and Intime businesses, as well as the decrease in revenue from Cainiao, partly offset by the increase in revenue from Freshippo, Alibaba Health and Amap.

*(ii)    Segment adjusted EBITA*

Adjusted EBITA from All others segment in fiscal year 2026 was a loss of RMB35,737 million (US$5,181 million), compared to a loss of RMB9,499 million in fiscal year 2025, primarily due to the increased investment in technology businesses, partly offset by the improved results of Hujing Digital Media and Entertainment Group and other businesses.

## Cost of Revenue

| | Year ended March 31, | | | YoY % |
| | 2025 | 2026 | | |
| | RMB | RMB | US$ | Change |
|---|---|---|---|---|
| | *(in millions, except percentages)* | | | |
| Cost of revenue | 598,285 | 616,136 | 89,321 | 3% |
| Percentage of revenue | 60% | 60% | | |
| Share-based compensation expense included in cost of revenue | 2,162 | 2,023 | 293 | (6)% |
| Percentage of revenue | 0% | 0% | | |
| Cost of revenue excluding share-based compensation expense | 596,123 | 614,113 | 89,028 | 3% |
| Percentage of revenue | 60% | 60% | | |

Our cost of revenue increased by 3% from RMB598,285 million in fiscal year 2025 to RMB616,136 million (US$89,321 million) in fiscal year 2026. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have remained stable at 60% in fiscal year 2026 compared to fiscal year 2025, primarily driven by our expansion in quick commerce business, and the growth in our cloud and technology businesses, partly offset by the disposal of Sun Art and Intime businesses, improvement in monetization and operating efficiency.

## Product Development Expenses

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | 2026 | | YoY % |
| | RMB | RMB | US$ | Change |
| | *(in millions, except percentages)* | | | |
| Product development expenses | 57,151 | 66,533 | 9,645 | 16% |
| Percentage of revenue | 6% | 7% | | |
| Share-based compensation expense included in product development expenses | 6,700 | 6,016 | 872 | (10 )% |
| Percentage of revenue | 1% | 1% | | |
| Product development expenses excluding share-based compensation expense | 50,451 | 60,517 | 8,773 | 20% |
| Percentage of revenue | 5% | 6% | | |

Our product development expenses increased by 16% from RMB57,151 million in fiscal year 2025 to RMB66,533 million (US$9,645 million) in fiscal year 2026. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5% in fiscal year 2025 to 6% in fiscal year 2026.

## Sales and Marketing Expenses

| | Year ended March 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | 2026 | | YoY % |
| | RMB | RMB | US$ | Change |
| | *(in millions, except percentages)* | | | |
| Sales and marketing expenses | 144,021 | 245,023 | 35,521 | 70% |
| Percentage of revenue | 14% | 24% | | |
| Share-based compensation expense included in sales and marketing expenses | 2,137 | 2,321 | 337 | 9% |
| Percentage of revenue | 0% | 0% | | |
| Sales and marketing expenses excluding share-based compensation expense | 141,884 | 242,702 | 35,184 | 71% |
| Percentage of revenue | 14% | 24% | | |

Our sales and marketing expenses increased by 70% from RMB144,021 million in fiscal year 2025 to RMB245,023 million (US$35,521 million) in fiscal year 2026. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 14% in fiscal year 2025 to 24% in fiscal year 2026, primarily attributable to the investment in user experiences of Alibaba China E-commerce Group and user acquisition of Qwen app.

# Management Discussion and Analysis

## General and Administrative Expenses

| | Year ended March 31, | | | YoY % Change |
|---|---|---|---|---|
| | 2025 | 2026 | | |
| | RMB | RMB | US$ | |
| | *(in millions, except percentages)* | | | |
| General and administrative expenses | 44,239 | 33,082 | 4,796 | (25)% |
| Percentage of revenue | 4% | 3% | | |
| Share-based compensation expense included in general and administrative expenses | 4,578 | 4,461 | 647 | (3)% |
| Percentage of revenue | 0% | 0% | | |
| General and administrative expenses excluding share-based compensation expense | 39,661 | 28,621 | 4,149 | (28)% |
| Percentage of revenue | 4% | 3% | | |

Our general and administrative expenses decreased by 25% from RMB44,239 million in fiscal year 2025 to RMB33,082 million (US$4,796 million) in fiscal year 2026. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 4% in fiscal year 2025 to 3% in fiscal year 2026, primarily due to a one-time provision for the shareholder class action lawsuits in fiscal year 2025 and our enhanced cost control measures.

## Amortization and impairment of intangible assets

| | Year ended March 31, | | | YoY % Change |
|---|---|---|---|---|
| | 2025 | 2026 | | |
| | RMB | RMB | US$ | |
| | *(in millions, except percentages)* | | | |
| Amortization and impairment of intangible assets | 6,336 | 5,079 | 736 | (20)% |
| Percentage of revenue | 1% | 0% | | |

Amortization and impairment of intangible assets decreased by 20% from RMB6,336 million in fiscal year 2025 to RMB5,079 million (US$736 million) in fiscal year 2026, primarily due to the full amortization of certain intangible assets, partly offset by the increase in impairment. During fiscal year 2026, impairment of intangible assets of RMB1,729 million (US$251 million) was recorded mainly relating to Alibaba China E-commerce Group. During fiscal year 2025, impairment of intangible assets of RMB634 million was recorded mainly relating to All others segment.

## Impairment of goodwill

Impairment of goodwill in fiscal year 2026 was RMB9,515 million (US$1,380 million), increased by 54% or RMB3,344 million from RMB6,171 million in fiscal year 2025. Impairment recorded for both years were related to All others segment.

## Income from Operations

| | Year ended March 31, | | | YoY % |
|---|---|---|---|---|
| | 2025 | **2026** | | Change |
| | RMB | **RMB** | **US$** | |
| | *(in millions, except percentages)* | | | |
| Income from operations | 140,905 | **50,150** | **7,270** | (64)% |
| Percentage of revenue | 14% | **5%** | | |
| Share-based compensation expense included in income from operations | 15,577 | **14,821** | **2,149** | (5)% |
| Percentage of revenue | 2% | **1%** | | |
| Income from operations excluding share-based compensation expense | 156,482 | **64,971** | **9,419** | (58)% |
| Percentage of revenue | 16% | **6%** | | |

Our income from operations decreased by 64% from RMB140,905 million, or 14% of revenue, in fiscal year 2025 to RMB50,150 million (US$7,270 million), or 5% of revenue, in fiscal year 2026. The year-over-year decrease was primarily attributable to the decrease in adjusted EBITA and increase in impairment of goodwill, partly offset by the decrease in one-time provisions and non-cash share-based expenses.

### Interest and Investment Income, Net

Interest and investment income, net in fiscal year 2026 was RMB87,512 million (US$12,687 million), compared to RMB20,759 million in fiscal year 2025, primarily due to the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

### Other Income, Net

Other income, net in fiscal year 2026 was RMB1,518 million (US$220 million), compared to RMB3,387 million in fiscal year 2025, primarily due to the increase in net exchange loss, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

### Income Tax Expenses

Income tax expenses in fiscal year 2026 were RMB30,045 million (US$4,356 million), compared to RMB35,445 million in fiscal year 2025.

### Share of Results of Equity Method Investees

Share of results of equity method investees in fiscal year 2026 was RMB2,785 million (US$404 million), compared to RMB5,966 million in fiscal year 2025.

# Management Discussion and Analysis

Share of results of equity method investees in fiscal years 2025 and 2026 consisted of the following:

| | Year ended March 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2026 | |
| | RMB | RMB | US$ |
| | *(in millions)* | | |
| Share of profit (loss) of equity method investees: | | | |
| – Ant Group | 12,648 | 5,048 | 732 |
| – Others | (2,276) | 1,624 | 235 |
| Impairment loss | (2,723) | (15) | (2) |
| Others[1] | (1,683) | (3,872) | (561) |
| Total | 5,966 | 2,785 | 404 |

(1) "Others" mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year decrease in share of profit of Ant Group was mainly attributable to the increase in investments in new growth initiatives, including user growth, and technologies.

### Net Income

Our net income in fiscal year 2026 was RMB102,127 million (US$14,805 million), decreased by 19% or RMB23,849 million, compared to RMB125,976 million in fiscal year 2025, primarily attributable to the decrease in income from operations, partly offset by the year-over-year increase in net gain from mark-to-market changes of our equity investments, as well as net gains from disposal of investments, including local consumer service business of Trendyol in fiscal year 2026, compared to losses on disposal of Sun Art and Intime in fiscal year 2025.

## Comparison of Fiscal Years 2024 and 2025

For a discussion of our results of operations for the fiscal year ended March 31, 2024 compared with the fiscal year ended March 31, 2025, see "Management Discussion and Analysis – Operating Results – Comparison of Fiscal Years 2024 and 2025" of our annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on June 26, 2025.

Since fiscal year 2026, the Company has implemented a new organizational structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures for segment presentation in this annual report for the fiscal years ended March 31, 2024 and 2025 were reclassified to conform with the new reporting structure. See note 5 and note 29 to our audited consolidated financial statements included in this annual report for further information.

# Variable Interest Entity Financial Information

The following tables present the condensed consolidating schedule of operations and cash flows information for the fiscal years ended March 31, 2024, 2025 and 2026, and condensed consolidating schedule of balance sheet information as of March 31, 2025 and 2026 for:

- Alibaba Group Holding Limited ("parent");

- the variable interest entities, including their subsidiaries, that together account for a significant majority of total revenue and assets of the variable interest entities as a group, which we collectively refer to as the "major variable interest entities and their subsidiaries";

- subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities; and

- other subsidiaries and consolidated entities, which include variable interest entities that are not major variable interest entities.

We conduct our business through a large number of subsidiaries and consolidated entities. We are presenting the condensed consolidating information for the major variable interest entities only. We believe this presentation provides a reasonably adequate basis for investors to evaluate the assets, operations and overall significance of the variable interest entities as a group, as well as the nature and amounts associated with intercompany transactions. The large number of variable interest entities not included as major variable interest entities are individually, and in the aggregate, not material for our company taken as a whole. To include them in the presentation would require tremendous time and efforts to prepare condensed consolidating schedules for them, which we do not believe would provide meaningful additional information to investors.

The amounts shown in the tables do not reconcile directly to financial information presented for the variable interest entities in our audited consolidated financial statements.

Although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity investments in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of the profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries.

# Management Discussion and Analysis

| | Year ended March 31, 2026 | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Parent** | **Other Subsidiaries and Consolidated Entities** | **Major VIEs and their Subsidiaries** | **Primary Beneficiaries of Major VIEs** | **Eliminations** | **Consolidated Total** | |
| | **RMB** | **RMB** | **RMB** | **RMB** | **RMB** | **RMB** | **US$** |
| | | | *(in millions)* | | | | |
| Revenue from third parties | – | 857,477 | 119,561 | 46,632 | – | 1,023,670 | 148,401 |
| Revenue from group companies | – | 29,230 | 13,843 | 220,721 | (263,794) | – | – |
| Total cost and expenses | (174) | (955,483) | (133,591)[1] | (234,386) | 350,114 | (973,520) | (141,131) |
| Income from subsidiaries and VIEs | 115,581 | 73,251 | – | 6,769 | (195,601) | – | – |
| Income (Loss) from operations | 115,407 | 4,475 | (187) | 39,736 | (109,281) | 50,150 | 7,270 |
| Other income and expenses | (9,503) | 124,261 | 6,493 | 44,306 | (86,320) | 79,237 | 11,487 |
| Income tax (expenses) credit | – | (17,360) | 58 | (12,743) | – | (30,045) | (4,356) |
| Share of results of equity method investees | – | 420 | 413 | 1,952 | – | 2,785 | 404 |
| Net income | 105,904 | 111,796 | 6,777 | 73,251 | (195,601) | 102,127 | 14,805 |
| Net loss (income) attributable to noncontrolling interests | – | 1,473 | (8) | – | – | 1,465 | 213 |
| Reversal of accretion of mezzanine equity | – | 2,312 | – | – | – | 2,312 | 335 |
| Net income attributable to ordinary shareholders | 105,904 | 115,581 | 6,769 | 73,251 | (195,601) | 105,904 | 15,353 |

| | Year ended March 31, 2025 | | | | | |
|---|---|---|---|---|---|---|
| | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total |
| | RMB | RMB | RMB | RMB | RMB | RMB |
| | | | *(in millions)* | | | |
| Revenue from third parties | – | 833,583 | 98,433 | 64,331 | – | 996,347 |
| Revenue from group companies | – | 17,515 | 19,346 | 203,620 | (240,481) | – |
| Total cost and expenses | (5,972) | (890,164) | (119,725)[1] | (153,515) | 313,934 | (855,442) |
| Income from subsidiaries and VIEs | 142,604 | 148,152 | – | 1,439 | (292,195) | – |
| Income (Loss) from operations | 136,632 | 109,086 | (1,946) | 115,875 | (218,742) | 140,905 |
| Other income and expenses | (7,162) | 46,239 | 2,293 | 46,633 | (73,453) | 14,550 |
| Income tax (expenses) credit | – | (12,582) | 1,256 | (24,119) | – | (35,445) |
| Share of results of equity method investees | – | (3,602) | (195) | 9,763 | – | 5,966 |
| Net income | 129,470 | 139,141 | 1,408 | 148,152 | (292,195) | 125,976 |
| Net loss attributable to noncontrolling interests | – | 4,102 | 31 | – | – | 4,133 |
| Accretion of mezzanine equity | – | (639) | – | – | – | (639) |
| Net income attributable to ordinary shareholders | 129,470 | 142,604 | 1,439 | 148,152 | (292,195) | 129,470 |

# Management Discussion and Analysis

|  | Year ended March 31, 2024 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total |
|  | RMB | RMB | RMB | RMB | RMB | RMB |
|  | *(in millions)* | | | | | |
| Revenue from third parties | – | 782,497 | 90,662 | 68,009 | – | 941,168 |
| Revenue from group companies | – | 11,731 | 8,595 | 192,994 | (213,320) | – |
| Total cost and expenses | (327) | (845,402) | (103,992)[1] | (157,042) | 278,945 | (827,818) |
| Income (Loss) from subsidiaries and VIEs | 86,057 | 123,181 | – | (3,093) | (206,145) | – |
| Income (Loss) from operations | 85,730 | 72,007 | (4,735) | 100,868 | (140,520) | 113,350 |
| Other income and expenses | (5,989) | 24,387 | 31 | 35,442 | (65,625) | (11,754) |
| Income tax (expenses) credit | – | (6,890) | 1,428 | (17,067) | – | (22,529) |
| Share of results of equity method investees | – | (11,656) | (17) | 3,938 | – | (7,735) |
| Net income (loss) | 79,741 | 77,848 | (3,293) | 123,181 | (206,145) | 71,332 |
| Net loss attributable to noncontrolling interests | – | 8,477 | 200 | – | – | 8,677 |
| Accretion of mezzanine equity | – | (268) | – | – | – | (268) |
| Net income (loss) attributable to ordinary shareholders | 79,741 | 86,057 | (3,093) | 123,181 | (206,145) | 79,741 |

Note:

(1) These include technical service fee incurred by major VIEs and their subsidiaries for exclusive technical service provided by primary beneficiaries of major VIEs to major VIEs and their subsidiaries in the amounts of RMB11,689 million, RMB17,130 million and RMB21,510 million (US$3,118 million) for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

# Management Discussion and Analysis

| | Year ended March 31, 2026 | | | | | | |
|---|---|---|---|---|---|---|---|
| | **Parent** | **Other Subsidiaries and Consolidated Entities** | **Major VIEs and their Subsidiaries** | **Primary Beneficiaries of Major VIEs** | **Eliminations** | **Consolidated Total** | |
| | RMB | RMB | RMB | RMB | RMB | RMB | US$ |
| | | | | *(in millions)* | | | |
| Net cash provided by operating activities | 99,551[1] | 172,842 | 9,127 | 55,361 | (260,668) | 76,213 | 11,049 |
| Net cash (used in) provided by investing activities | (99,207)[1] | (126,280) | (35,224)[2] | 65,931 | 127,444 | (67,336) | (9,762) |
| Net cash (used in) provided by financing activities | (541)[1] | (60,585) | 25,804[2] | (118,475) | 133,224 | (20,573) | (2,983) |
| Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables | (70) | (3,933) | (1) | – | – | (4,004) | (580) |
| (Decrease) Increase in cash and cash equivalents, restricted cash and escrow receivables | (267) | (17,956) | (294) | 2,817 | – | (15,700) | (2,276) |
| Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year | 618 | 145,009 | 2,358 | 41,283 | – | 189,268 | 27,438 |
| Cash and cash equivalents, restricted cash and escrow receivables at the end of the year | 351 | 127,053 | 2,064 | 44,100 | – | 173,568 | 25,162 |

Notes:

(1) For the fiscal year ended March 31, 2026, the cash transfer from the parent to our subsidiaries amounting to RMB119,141 million (US$17,272 million), of which RMB109,635 million (US$15,894 million) and RMB9,506 million (US$1,378 million) were included in the parent's net cash used in investing activities and financing activities, respectively.

For the fiscal year ended March 31, 2026, the cash transfer from our subsidiaries to the parent amounting to RMB153,964 million (US$22,320 million), of which RMB101,294 million (US$14,685 million), RMB12,972 million (US$1,880 million) and RMB39,698 million (US$5,755 million) were included in the parent's net cash provided by operating activities, and net cash used in investing activities and financing activities, respectively.

(2) For the fiscal year ended March 31, 2026, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB72,469 million (US$10,506 million), of which RMB24,691 million (US$3,580 million) and RMB47,778 million (US$6,926 million) were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2026, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB47,408 million (US$6,873 million), of which RMB24,280 million (US$3,520 million) and RMB23,128 million (US$3,353 million) were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

(3) See "– Holding Company Structure and Cash Flows through Our Company" for nature of cash transfers mentioned above.

# Management Discussion and Analysis

| | Year ended March 31, 2025 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total |
| | RMB | RMB | RMB | RMB | RMB | RMB |
| | *(in millions)* | | | | | |
| Net cash provided by (used in) operating activities | 51,728[1] | 116,970 | (1,446) | 169,759 | (173,502) | 163,509 |
| Net cash used in investing activities | (54,809)[1] | (256,326) | (30,177)[2] | (115,113) | 271,010 | (185,415) |
| Net cash provided by (used in) financing activities | 2,542[1] | 63,534 | 22,205[2] | (66,988) | (97,508) | (76,215) |
| Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables | 43 | 922 | – | – | – | 965 |
| Decrease in cash and cash equivalents, restricted cash and escrow receivables | (496) | (74,900) | (9,418) | (12,342) | – | (97,156) |
| Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year | 1,114 | 219,909 | 11,776 | 53,625 | – | 286,424 |
| Cash and cash equivalents, restricted cash and escrow receivables at the end of the year | 618 | 145,009 | 2,358 | 41,283 | – | 189,268 |

Notes:

(1)  For the fiscal year ended March 31, 2025, the cash transfer from the parent to our subsidiaries amounting to RMB94,307 million, of which RMB90,858 million and RMB3,449 million were included in the parent's net cash used in investing activities and net cash provided by financing activities, respectively.

   For the fiscal year ended March 31, 2025, the cash transfer from our subsidiaries to the parent amounting to RMB175,208 million, of which RMB59,933 million, RMB38,300 million and RMB76,975 million were included in the parent's net cash provided by operating activities, net cash used in investing activities, and net cash provided by financing activities, respectively.

(2)  For the fiscal year ended March 31, 2025, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB29,008 million, of which RMB8,268 million and RMB20,740 million were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

   For the fiscal year ended March 31, 2025, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB38,462 million, of which RMB32,967 million and RMB5,495 million were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

# Management Discussion and Analysis

| | Year ended March 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total |
| | RMB | RMB | RMB | RMB | RMB | RMB |
| | | | (in millions) | | | |
| Net cash provided by operating activities | 93,308[1] | 112,457 | 8,994 | 163,315 | (195,481) | 182,593 |
| Net cash provided by (used in) investing activities | 11,838[1] | 922 | (10,596)[2] | (20,462) | (3,526) | (21,824) |
| Net cash (used in) provided by financing activities | (104,666)[1] | (60,507) | 5,451[2] | (147,529) | 199,007 | (108,244) |
| Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables | 58 | 4,328 | 3 | – | – | 4,389 |
| Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables | 538 | 57,200 | 3,852 | (4,676) | – | 56,914 |
| Cash and cash equivalents, restricted cash and escrow receivables at the beginning of the year | 576 | 162,709 | 7,924 | 58,301 | – | 229,510 |
| Cash and cash equivalents, restricted cash and escrow receivables at the end of the year | 1,114 | 219,909 | 11,776 | 53,625 | – | 286,424 |

Notes:

(1) For the fiscal year ended March 31, 2024, the cash transfer from the parent to our subsidiaries amounting to RMB74,951 million, of which RMB67,670 million and RMB7,281 million were included in the parent's net cash provided by investing activities and net cash used in financing activities, respectively.

For the fiscal year ended March 31, 2024, the cash transfer from our subsidiaries to the parent amounting to RMB193,629 million, of which RMB98,174 million, RMB81,979 million and RMB13,476 million were included in the parent's net cash provided by operating activities and investing activities, and net cash used in financing activities, respectively.

(2) For the fiscal year ended March 31, 2024, the cash transfer from our subsidiaries and consolidated entities to the major VIEs and their subsidiaries amounting to RMB17,986 million, of which RMB8,319 million and RMB9,667 million were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

For the fiscal year ended March 31, 2024, the cash transfer from the major VIEs and their subsidiaries to our subsidiaries and consolidated entities amounting to RMB25,432 million, of which RMB19,933 million and RMB5,499 million were included in the major VIEs and their subsidiaries' net cash used in investing activities and net cash provided by financing activities, respectively.

|  | As of March 31, 2026 | | | | | | |
|---|---|---|---|---|---|---|---|
|  | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total | |
|  | RMB | RMB | RMB | RMB | RMB | RMB | US$ |
|  | | | | (in millions) | | | |
| Cash and cash equivalents and short-term investments | 351 | 221,644 | 2,930 | 61,915 | – | 286,840 | 41,583 |
| Investments in equity method investees and equity securities and other investments | – | 408,539 | 24,461 | 253,799 | – | 686,799 | 99,565 |
| Accounts receivable and contract assets, net of allowance | – | 15,990 | 18,947 | 1,083 | – | 36,020 | 5,222 |
| Amounts due from group companies | 4,456 | 373,258 | 41,936 | 305,608 | (725,258) | – | – |
| Prepayments and other assets | 97 | 261,313 | 41,526 | 49,915 | – | 352,851 | 51,153 |
| Interest in subsidiaries and VIEs | 1,353,652 | 400,070 | – | 1,270 | (1,754,992) | – | – |
| Property and equipment and intangible assets | – | 219,764 | 43,947 | 35,971 | – | 299,682 | 43,445 |
| Goodwill | – | 245,286 | 2,092 | – | – | 247,378 | 35,862 |
| Total assets | 1,358,556 | 2,145,864 | 175,839 | 709,561 | (2,480,250) | 1,909,570 | 276,830 |
| Amounts due to group companies | 108,341 | 274,975 | 104,701 | 237,241 | (725,258) | – | – |
| Accrued and other liabilities | 189,329 | 392,766 | 50,336 | 68,569 | – | 701,000 | 101,624 |
| Deferred revenue and customer advances | – | 59,171 | 19,448 | 3,681 | – | 82,300 | 11,931 |
| Total liabilities | 297,670 | 726,912 | 174,485 | 309,491 | (725,258) | 783,300 | 113,555 |
| Mezzanine equity | – | 7,845 | – | – | – | 7,845 | 1,137 |
| Total shareholders' equity | 1,060,886 | 1,353,652 | 1,270 | 400,070 | (1,754,992) | 1,060,886 | 153,796 |
| Noncontrolling interests | – | 57,455 | 84 | – | – | 57,539 | 8,342 |
| Total liabilities, mezzanine equity and equity | 1,358,556 | 2,145,864 | 175,839 | 709,561 | (2,480,250) | 1,909,570 | 276,830 |

# Management Discussion and Analysis

|  | As of March 31, 2025 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
|  | Parent | Other Subsidiaries and Consolidated Entities | Major VIEs and their Subsidiaries | Primary Beneficiaries of Major VIEs | Eliminations | Consolidated Total |
|  | RMB | RMB | RMB | RMB | RMB | RMB |
|  | *(in millions)* | | | | | |
| Cash and cash equivalents and short-term investments | 618 | 292,918 | 5,542 | 75,235 | – | 374,313 |
| Investments in equity method investees and equity securities and other investments | – | 288,039 | 26,433 | 306,295 | – | 620,767 |
| Accounts receivable and contract assets, net of allowance | – | 13,676 | 16,159 | 1,337 | – | 31,172 |
| Amounts due from group companies | 15,170 | 406,817 | 48,184 | 285,523 | (755,694) | – |
| Prepayments and other assets | 245 | 223,039 | 28,413 | 46,518 | – | 298,215 |
| Interest in subsidiaries and VIEs | 1,365,004 | 422,662 | – | 3,423 | (1,791,089) | – |
| Property and equipment and intangible assets | – | 182,309 | 18,357 | 23,593 | – | 224,259 |
| Goodwill | – | 253,475 | 2,026 | – | – | 255,501 |
| Total assets | 1,381,037 | 2,082,935 | 145,114 | 741,924 | (2,546,783) | 1,804,227 |
| Amounts due to group companies | 184,879 | 268,040 | 85,437 | 217,338 | (755,694) | – |
| Accrued and other liabilities | 186,300 | 316,759 | 39,784 | 98,407 | – | 641,250 |
| Deferred revenue and customer advances | – | 52,685 | 16,669 | 3,517 | – | 72,871 |
| Total liabilities | 371,179 | 637,484 | 141,890 | 319,262 | (755,694) | 714,121 |
| Mezzanine equity | – | 11,713 | – | – | – | 11,713 |
| Total shareholders' equity | 1,009,858 | 1,365,004 | 3,423 | 422,662 | (1,791,089) | 1,009,858 |
| Noncontrolling interests | – | 68,734 | (199) | – | – | 68,535 |
| Total liabilities, mezzanine equity and equity | 1,381,037 | 2,082,935 | 145,114 | 741,924 | (2,546,783) | 1,804,227 |

# Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB182,593 million, RMB163,509 million and RMB76,213 million (US$11,049 million) of cash from operating activities for fiscal years 2024, 2025 and 2026, respectively. As of March 31, 2026, we had cash and cash equivalents of RMB131,530 million (US$19,068 million), short-term investments and other treasury investments that are unrestricted for withdrawal and use of RMB155,236 million (US$22,505 million) and RMB234,058 million (US$33,931 million) respectively, totaling RMB520,824 million (US$75,504 million). Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposit, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposit and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to five years.

In November 2014, we issued unsecured senior notes, including floating rate and fixed rate notes, with varying maturities for an aggregate principal amount of US$8.0 billion. Interest on the unsecured senior notes is payable in arrears, quarterly for the floating rate notes and semi-annually for the fixed rate notes. We used the proceeds from the issuance of the unsecured senior notes to refinance our previous syndicated loan arrangements in the same amount. In November 2017, November 2019, November 2021 and November 2024, we repaid US$7.3 billion of our US$8.0 billion unsecured senior notes that became due. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In March 2016, we signed a five-year US$3.0 billion syndicated loan agreement with a group of eight lead arrangers, which we subsequently drew down in April 2016. The loan was upsized from US$3.0 billion to US$4.0 billion in May 2016 through a general syndication and the upsized portion was subsequently drawn down in August 2016. The loan had a five-year bullet maturity and was priced at 110 basis points over London Interbank Offered Rate ("LIBOR"). In May 2019, we amended the pricing of the loan to 85 basis points over LIBOR and extended the maturity to May 2024. We further amended the pricing of the loan to 80 basis points over Secured Overnight Financing Rate ("SOFR") with a credit adjustment spread in May 2023 and extended the maturity to May 2028 in July 2023. Following the partial repayment of US$830 million in January 2025, the size of the US$4.0 billion syndicated loan was reduced to US$3.17 billion. In September 2025, we amended the loan facility and reduced the pricing terms to SOFR plus 66 basis points. Effective in November 2025, the facility was restructured as a revolving credit facility with ancillary facility arrangement. The drawdowns are permitted in both U.S. dollars and Hong Kong dollars, and RMB is also permitted for ancillary facility. The expiration date of the facility was extended to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility is 66 basis points over SOFR or Hong Kong Interbank Offered Rate ("HIBOR"), and the margin will be 81 basis points for the optional extension period. In December 2025, we repaid the outstanding balance of US$3.17 billion under the revolving credit facility. As of March 31, 2026, we had a total outstanding borrowing amount of RMB3.9 billion (US$0.6 billion) under the ancillary facility arrangement by way of short-term loan facilities and unutilised commitment of approximately US$2.6 billion. The use of proceeds of the loan is for general corporate and working capital purposes (including funding our acquisitions).

In April 2017, we entered into a revolving credit facility agreement with certain financial institutions for an amount of US$5.15 billion, which we did not draw down during the availability period. The interest rate for this credit facility was calculated based on LIBOR plus 95 basis points. This loan facility is reserved for future general corporate and working capital purposes (including funding our acquisitions). In June 2021, the terms of this facility were amended and the amount of the credit facility was increased to US$6.5 billion. The expiration date of the credit facility was extended to June 2026. Under the terms of the amended facility, the interest rate on any outstanding utilized amount was calculated based on LIBOR plus 80 basis points. In May 2023, we amended the pricing of the outstanding utilized amount to SOFR with a credit adjustment spread plus 80 basis points. In September 2025, we amended the terms of this revolving credit facility agreement. The size of the credit facility was amended to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both

# Management Discussion and Analysis

U.S. dollar and Hong Kong dollar. The interest rate of the credit facility was adjusted to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period. We have not yet drawn down this facility as of March 31, 2026.

In December 2017, we issued an additional aggregate of US$7.0 billion unsecured senior notes. In June 2023, we repaid US$0.7 billion of our US$7.0 billion unsecured senior notes that became due. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In February 2021, we issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion. Interest on the unsecured senior notes is payable semi-annually. Except for the sustainability notes we set aside for an aggregate principal amount of US$1.0 billion, we have used the proceeds from the issuance of the remaining unsecured senior notes for general corporate purposes, including working capital needs, repayment of offshore debt and potential acquisitions of or investments in complementary businesses. We have used the net proceeds from the issuance of the sustainability notes to finance or refinance, in whole or in part, one or more of our new or existing eligible projects in accordance with our sustainable finance framework as described in the final prospectus supplement relating to the offering. Examples of eligible projects include those in the sectors of green buildings, energy efficiency, COVID-19 crisis response, renewable energy and circular economy and design. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In May 2024, we issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031. The convertible unsecured senior notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually. We have used the proceeds from the issuance of the convertible unsecured senior notes to fund share repurchases and fund the cost of entering into capped call transactions. We are not subject to any financial covenant or other significant operating covenants under the convertible unsecured senior notes. See note 23 to our audited consolidated financial statements included in this annual report for further information on convertible unsecured senior notes.

In November 2024, we issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion and RMB-denominated notes for an aggregate principal amount of RMB17 billion (US$2.3 billion). The senior notes are senior unsecured obligations, and interest is payable in arrears semiannually. We intend to use the net proceeds from the offering of the unsecured fixed rate senior notes for general corporate purposes, including repayment of offshore debt and share repurchases. We are not subject to any financial covenant or other significant operating covenants under the unsecured senior notes. See note 22 to our audited consolidated financial statements included in this annual report for further information on unsecured senior notes.

In July 2025, we issued zero coupon exchangeable bonds due 2032 by reference to the ordinary shares of our subsidiary, Alibaba Health Information Technology Limited, that are listed on the Hong Kong Stock Exchange, for an aggregate principal amount of approximately HK$12 billion. We intend to use the net proceeds from the offering of the exchangeable bonds for general corporate purposes, including investments to support the development of our cloud infrastructure and international commerce businesses. We are not subject to any financial covenant or other significant operating covenants under the exchangeable bonds. See note 24 to our audited consolidated financial statements included in this annual report for further information on exchangeable bonds.

In September 2025, we issued zero coupon convertible unsecured senior notes due 2032 for an aggregate principal amount of approximately US$3.2 billion. We intend to use the net proceeds from the offering of the convertible unsecured senior notes for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. We are not subject to any financial covenant or other significant operating covenants under the convertible unsecured senior notes. See note 23 to our audited consolidated financial statements included in this annual report for further information on convertible unsecured senior notes.

As of March 31, 2026, we also had other bank borrowings of RMB71,774 million (US$10,405 million), primarily used for our capital expenditures and other working capital purposes. See note 21 to our audited consolidated financial statements included in this annual report for further information.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

The following table sets out a summary of our cash flows for the periods indicated:

|  | Year ended March 31, | | | |
|  | 2024 | 2025 | 2026 | |
|  | RMB | RMB | RMB | US$ |
| | | | *(in millions)* | |
| Net cash provided by operating activities | 182,593 | 163,509 | 76,213 | 11,049 |
| Net cash used in investing activities | (21,824) | (185,415) | (67,336) | (9,762) |
| Net cash used in financing activities | (108,244) | (76,215) | (20,573) | (2,983) |

## Cash Flows from Operating Activities

Net cash provided by operating activities in fiscal year 2026 was RMB76,213 million (US$11,049 million), and primarily consisted of net income of RMB102,127 million (US$14,805 million), as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included gain related to equity securities and other investments of RMB66,089 million (US$9,581 million), depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB37,067 million (US$5,374 million), impairment of goodwill, intangible assets and licensed copyrights of RMB11,244 million (US$1,631 million), equity-settled share-based compensation expense of RMB11,180 million (US$1,621 million), and amortization of intangible assets and licensed copyrights of RMB10,051 million (US$1,456 million). Changes in working capital and other activities mainly consisted of an increase of RMB67,931 million (US$9,847 million) in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB37,933 million (US$5,499 million) in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2025 was RMB163,509 million, and primarily consisted of net income of RMB125,976 million, as adjusted for non-cash items and the effects of changes in working capital and other activities. Adjustments for non-cash items primarily included depreciation and impairment of property and equipment, and operating lease cost relating to land use rights of RMB29,260 million, gain related to equity securities and other investments of RMB28,652 million, loss on disposals of subsidiaries of RMB21,509 million, equity-settled share-based compensation expense of RMB13,970 million, and amortization of intangible assets and licensed copyrights of RMB13,199 million. Changes in working capital and other activities mainly consisted of an increase of RMB50,590 million in prepayments, receivables and other assets, and long-term licensed copyrights, partially offset by an increase of RMB25,873 million in accrued expenses, accounts payable and other liabilities.

Net cash provided by operating activities in fiscal year 2026 was RMB76,213 million (US$11,049 million), decreased by 53% compared to RMB163,509 million in fiscal year 2025. The year-over-year decrease mainly attributed to the investment in quick commerce and increase in our cloud infrastructure expenditure.

Please also see our consolidated statements of cash flows set forth in our audited consolidated financial statements included in this annual report.

# Management Discussion and Analysis

## Cash Flows from Investing Activities

Net cash used in investing activities in fiscal year 2026 was RMB67,336 million (US$9,762 million) primarily reflected capital expenditures of RMB126,063 million (US$18,275 million), partly offset by a net decrease in short-term investments and other treasury investments by RMB29,548 million (US$4,284 million) and net cash inflow of RMB29,045 million (US$4,211 million) from investment and acquisition activities.

Net cash used in investing activities in fiscal year 2025 was RMB185,415 million primarily reflected a net increase in short-term investments and other treasury investments by RMB102,646 million and capital expenditures of RMB85,972 million.

## Cash Flows from Financing Activities

Net cash used in financing activities in fiscal year 2026 was RMB20,573 million (US$2,983 million) primarily reflected dividend payment of RMB33,732 million (US$4,890 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB16,768 million (US$2,431 million), partly offset by the net proceeds from issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB20,967 million (US$3,040 million) and the net proceeds from issuance of exchangeable bonds of RMB10,986 million (US$1,593 million).

Net cash used in financing activities in fiscal year 2025 was RMB76,215 million and was primarily reflected cash used in repurchase of ordinary shares of RMB86,662 million, dividend payment of RMB29,077 million and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB21,949 million, partly offset by net proceeds from the issuance of unsecured and convertible senior notes and the payments for capped call transactions of RMB67,032 million.

## Capital Expenditure and Capital Commitment

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In fiscal years 2024, 2025 and 2026, our capital expenditures totaled RMB32,087 million, RMB85,972 million and RMB126,063 million (US$18,275 million), respectively.

Our capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the cloud infrastructure and construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB54,136 million (US$7,848 million) as of March 31, 2025 and 2026, respectively.

We announced that we have been and will continue to invest in our cloud and AI infrastructure. Save as disclosed above, as at the date of this annual report, we did not have other detailed future plans for material capital assets.

## Pledge of Assets

Certain of our bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB19,975 million (US$2,896 million), as of March 31, 2025 and 2026, respectively. In addition, certain of our payables are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,091 million (US$593 million) as of March 31, 2025 and 2026, respectively.

## Contingent Liabilities

As at March 31, 2026, we had no material contingent liabilities.

# Holding Company Structure and Cash Flows through Our Company

We are a holding company with no operation other than ownership of operating subsidiaries in Chinese mainland, Hong Kong SAR, and elsewhere that own and operate our marketplaces and other businesses as well as a portfolio of intellectual property rights. As a result, we rely on dividends and other distributions paid by our operating subsidiaries for our cash and financing requirements, including the funds necessary to repurchase shares, to pay dividends and other cash distribution to our shareholders, fund inter-company loans, service outstanding debts and pay our expenses. If our operating subsidiaries incur additional debt on their own, the instruments governing the debt may restrict the ability of our operating subsidiaries to pay dividends or make other distributions or remittances, including loans, to us.

Our holding company structure differs from some of our peers in that, although the variable interest entities hold licenses and approvals and assets for regulated activities that are necessary for our business operations, as well as certain equity interests in businesses, to which foreign investments are typically restricted or prohibited under applicable PRC law, we hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Therefore, our subsidiaries directly capture the significant majority of profits and associated cash flow from operations, without having to rely on contractual arrangements to transfer cash flow from the variable interest entities to our subsidiaries. In fiscal years 2024, 2025 and 2026, the significant majority of our revenues were generated by our subsidiaries. See "Business Overview – Organizational Structure" for a description of these contractual arrangements and the structure of our company. Also see "– Variable Interest Entity Financial Information" for further financial information of Alibaba Group Holding Limited, the major variable interest entities and their subsidiaries, our subsidiaries that are, for accounting purposes only, the primary beneficiaries of the major variable interest entities, and other subsidiaries and consolidated entities.

Investors in our securities, including our ADSs, Shares and notes, should note that, to the extent cash or assets in our business is in the PRC or a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Applicable PRC law permits payment of dividends to us by our operating subsidiaries in China only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Our operating subsidiaries in China are also required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until this reserve has reached 50% of the related subsidiary's registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from distribution. As of March 31, 2026, these restricted net assets totaled RMB344.6 billion (US$50.0 billion). See note 26 to our audited consolidated financial statements included in this annual report. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to certain restrictions on currency exchange or outbound capital flows.

Under the PRC Enterprise Income Tax Law, a withholding tax of 5% to 10% is generally levied on dividends declared by companies in China to their non-resident enterprise investors. As of March 31, 2026, we have accrued the withholding tax on substantially all of the earnings distributable by our subsidiaries in China, except for those being reserved for permanent reinvestment in China of RMB278.9 billion (US$40.4 billion). See "– Operating Results – Taxation – PRC Withholding Tax."

We do not have specific cash management policies in place that dictate how funds are transferred between Alibaba Group Holding Limited, our subsidiaries, the VIEs or our investors. However, we have implemented procedures and control mechanisms to manage the transfer of funds within our organization to support our business needs and in compliance with applicable laws and regulations.

## Management Discussion and Analysis

For the fiscal years ended March 31, 2024, 2025 and 2026, Alibaba Group Holding Limited provided capital contributions and loans, and repaid loans, in the aggregate amounts of RMB74,951 million, RMB94,307 million and RMB119,141 million (US$17,272 million), respectively, to our subsidiaries, and our subsidiaries provided dividends and loans, and repaid loans, in the aggregate amounts of RMB193,629 million, RMB175,208 million and RMB153,964 million (US$22,320 million), respectively, to Alibaba Group Holding Limited.

For the fiscal years ended March 31, 2024, 2025 and 2026, our subsidiaries and consolidated entities provided loans and repaid loans, in the aggregate amounts of RMB17,986 million, RMB29,008 million and RMB72,469  million (US$10,506 million) to the major VIEs and their subsidiaries, and the major VIEs and their subsidiaries provided loans, repaid loans and paid technical service fees to our subsidiaries and consolidated entities in the aggregate amounts of RMB25,432 million, RMB38,462 million and RMB47,408 million (US$6,873 million), respectively. See "– Variable Interest Entity Financial Information" for classification of cashflow detailed in footnotes to the condensed consolidating schedule. We have settled and will continue to settle fees under the contractual arrangements with the variable interest entities. For a condensed consolidating schedule of financial information that disaggregates the operations and depicts the financial position, cash flows, and results of operations for the same periods for which audited consolidated financial statements are required, see "– Variable Interest Entity Financial Information." Please also see the consolidated financial statements included in this annual report for more financial information.

For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.1250 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of US$4 billion. For fiscal year 2025, we declared a cash dividend in the amount of US$0.2500 per Share or US$2.00 per ADS, consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of US$4.6 billion. For fiscal year 2026, we declared a regular cash dividend in the amount of US$0.13125 per Share or US$1.05 per ADS for a total amount of US$2.5 billion. See "Other Information for Shareholders – Taxation – Material United States Federal Income Tax Considerations – Taxation of Dividends." For tax consequences to U.S. investors, see "Other Information for Shareholders –Taxation – Material United States Federal Income Tax Considerations – Taxation of Dividends." For PRC and United States federal income tax considerations of an investment in our ADS, see "Other Information for Shareholders – Taxation."

# Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher inflation rates in China.

# Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for us for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance on our disclosures.

In November 2024, the FASB issued ASU 2024-04, "Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments," which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for us for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, we do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In May 2025, the FASB issued ASU 2025-03, "Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity," which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for us for the year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for us for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, we do not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", which removes all references to prescriptive and sequential software development stages ("project stages") throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for us for the fiscal year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

# Management Discussion and Analysis

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments – Credit Losses (Topic 326): Purchased Loans", which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for us for the fiscal year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements", which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for us for the fiscal year ending March 31, 2028. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities," which establishes the accounting for a government grant received by a business entity, including recognition and measurement guidance for a grant related to an asset and a grant related to income. This guidance also requires certain presentation and disclosures for the grant. The new guidance is required to be applied using either the modified prospective approach, the modified retrospective approach or the retrospective approach. This guidance is effective for us for the fiscal year ending March 31, 2030. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements," which clarifies interim disclosure requirements, the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. The amendments also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for us for the interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. We are evaluating the impact of the adoption of this guidance.

# Research and Development, Patents and Licenses, etc.

## Research and Development

We have built our core technologies for our online and mobile commerce and cloud businesses in-house. We employ research and development personnel to build our technology platform and develop new online and mobile products. We recruit top and experienced talent locally and overseas, and we have advanced training programs designed specifically for new campus hires.

## Intellectual Property

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents and other proprietary rights is critical to our business. We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws and patent protection in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our trademarks. We also enter into confidentiality and invention assignment agreements with all of our employees, and we rigorously control access to our proprietary technology and information. As of March 31, 2026, we had around 19,100 issued patents and approximately 8,100 publicly filed patent applications in China, and approximately 5,500 issued patents and approximately 1,800 publicly filed patent applications in various other countries and jurisdictions globally. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims.

# Trend Information

We have been and will continue investing at scale in cloud computing and AI capabilities as well as consumption, including quick commerce. Other than as discussed above and disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

# Critical Accounting Estimates

## Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in note 2 to our audited consolidated financial statements included in this annual report. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Our management periodically re-evaluates these estimates and assumptions based on historical experience and other factors, including expectations of future events that they believe to be reasonable under the circumstances. The estimates or assumptions related to the impacts of the conflict on economic conditions also require our significant judgment. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations, because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

### Principles of Consolidation

A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. However, there are situations in which consolidation is required even though these usual conditions of consolidation do not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between the

# Management Discussion and Analysis

entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a variable interest entity. We consolidate a variable interest entity if we are determined to be the primary beneficiary of the variable interest entity for accounting purposes only. The primary beneficiary has both (i) the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance, and (ii) the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity.

For the entities that we invested in or are associated with but in which the usual conditions of consolidation mentioned above do not apply, we continuously re-assess whether these entities possess any of the characteristics of a variable interest entity and whether we are the primary beneficiary.

We consolidate our subsidiaries and the variable interest entities of which we are the primary beneficiary. On a periodic basis, we reconsider the initial determination of whether a legal entity is a consolidated entity upon the occurrence of certain events provided in Accounting Standards Codification ("ASC") 810 "Consolidation." We also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change.

## Recognition of Revenue

Revenue is principally generated from customer management services, membership fees and value-added services, logistics services, cloud services, sales of goods and other revenue. Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," we recognize revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, we also consider the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, we recognize revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

The application of various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require relevant contract interpretation to determine the appropriate accounting treatment, including whether the promised goods and services specified in a multiple element arrangement should be treated as separate performance obligations. Other significant judgments include determining whether we are acting as the principal or the agent from an accounting perspective in a transaction.

For multiple element arrangements with customers, which primarily relate to the provision of non-public cloud services, which include hardware, software licenses, software installation services, application development and maintenance services, significant judgment is required to determine whether each good and service element is a distinct performance obligation and is separately accounted for. To determine whether a performance obligation is distinct, we consider its level of integration, customization, interdependence and interrelation with other elements within the arrangement. If an arrangement involves multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. If directly observable standalone selling prices are not available, we need to apply significant judgment and perform assessments on market conditions and entity-specific factors to estimate the standalone selling prices for each element. Changes in the estimated standalone selling price may cause the amount of revenue to be recognized for each performance obligation to differ, but the total amount of revenue to be recognized within a contract should not be affected. We periodically re-assess the standalone selling price of the elements as a result of changes in market conditions. Revenue recognition for customer management services on our marketplaces does not require us to exercise significant judgment or estimate.

For certain arrangements, we apply significant judgment in determining whether we are acting as the principal or agent in a transaction. We are acting as the principal if we obtain control over the goods and services before they are transferred to customers. Generally, when we are primarily obligated in a transaction and are subject to inventory risk or have latitude in establishing prices, or have several but not all of these indicators, we act as the principal and record revenue on a gross basis. We act as the agent and record the net amount as revenue earned if we do not obtain control over the goods and services before they are transferred to the customers. We record customer management revenue generated through third-party marketing affiliate programs on a gross basis when we act as the principal. In addition, we report revenue from the sales of goods and revenue generated from certain platforms in which we operate as a principal on a gross basis.

## Share-based Compensation Expense and Valuation of the Underlying Awards

### Share-based awards relating to our ordinary shares

We account for various types of share-based awards granted to the employees, consultants and directors of our company, our affiliates and/or certain other companies in accordance with the authoritative guidance on share-based compensation expense. All share-based awards granted including RSUs, share options and restricted shares are measured at the grant date based on the fair value of the awards and were recognized as an expense over the requisite service period, which is generally the vesting period of the respective award, using the accelerated attribution method. Under the accelerated attribution method, each vesting installment of a graded vesting award is treated as a separate share-based award, and accordingly each vesting installment is separately measured and attributed to expense, resulting in accelerated recognition of share-based compensation expense.

Determining the fair value of share-based awards requires significant judgment. The fair values of RSUs and restricted shares are determined based on the fair value of our ordinary shares. The market price of our publicly traded securities is used as an indicator of fair value for our ordinary shares.

We generally estimate the fair value of share options using the Black-Scholes valuation model, which requires inputs such as the fair value of our ordinary shares, risk-free interest rate, expected dividend yield, expected life and expected volatility.

If the fair value of the underlying equity and any of the assumptions used in the Black-Scholes model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

### Share-based awards relating to Ant Group

Prior to 2023, Junhan and Ant Group granted share-based awards to our employees, and the awards are settled by Junhan or Ant Group respectively. See "– Operating Results – Share-based Compensation."

These awards meet the definition of a financial derivative. The cost relating to these awards is recognized by us and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are remeasured at the fair value on each reporting date until their settlement dates. See note 8(b) to our audited consolidated financial statements included in this annual report. Share-based compensation expense will be affected by changes in the fair value of awards granted to our employees by Junhan and Ant Group. The fair value of the underlying equity is primarily determined based on the contemporaneous valuation report, external information and information obtained from Ant Group. Given that the determination of the fair value of underlying equity requires judgment and such fair value is beyond our control, the magnitude of the related accounting impact is unpredictable and may affect our consolidated income statements significantly.

Share-based compensation expense of awards relating to our ordinary shares and Ant Group is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. We estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. We revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

To the extent the actual forfeiture rate is different from what we have anticipated, share-based compensation expense related to these awards will be different. The expenses associated with these awards will be recognized across the functions in which the award recipients are employed and may continue to be significant in future periods.

# Management Discussion and Analysis

### Recognition of Income Taxes and Deferred Tax Assets/Liabilities

We are mainly subject to income tax in China, but are also subject to taxation on profit arising in or derived from the tax jurisdiction where our subsidiaries are domiciled and operate outside of China. Income taxes are assessed and determined on an entity basis. There are transactions (including entitlement to preferential tax treatment and deductibility of expenses) where the ultimate tax determination is uncertain until the final tax position is confirmed by relevant tax authorities. In addition, we recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes could be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the differences will impact the income tax and deferred tax provisions in the period in which the determination is made.

Deferred income tax is recognized for all temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available in the future against which the temporary differences, the carry forward of unused tax credits and unused tax losses could be utilized. Deferred income tax is provided in full, using the liability method. The deferred tax assets recognized are mainly related to tax losses carried forward, as well as temporary differences arising from licensed copyrights, property and equipment, and expenses which are not deductible until paid under the applicable PRC tax laws. We have also recognized deferred tax liabilities on the undistributed earnings generated by our subsidiaries in China, which are subject to withholding tax when the subsidiaries resolve to distribute dividends to us. We have also recognized deferred tax for temporary differences in relation to certain investments in equity method investees, as well as equity securities and other investments. As of March 31, 2026, we have accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that we intend to invest indefinitely in the PRC. If the plan to invest the undistributed earnings indefinitely in the PRC changes or if these funds are in fact distributed outside of China, we would be required to accrue or pay the withholding tax on some or all of these undistributed earnings and our effective tax rate would be adversely affected.

### Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time that require us to perform purchase price allocations. In order to recognize the acquisition date amounts of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management's supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

### Fair Value Determination Related to Financial Instruments Accounted for at Fair Value

We have a significant amount of financial instruments that are categorized within Level 2 and Level 3 according to ASC 820 "Fair Value Measurement." The valuations for certain financial instruments categorized within Level 2, such as interest rate swap contracts, cross currency swap and certain option and forward agreements, are performed based on inputs derived from or corroborated by observable market data. Investments in convertible and exchangeable bonds that do not have a quoted price are categorized within Level 2 or Level 3, of which the valuations are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of exchangeable bonds is primarily determined based on quoted market price in the over-the-counter market. The valuation of contingent consideration categorized within Level 3 is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies in connection with the contingent consideration arrangements. Significant judgment is required to determine the appropriateness of those unobservable inputs.

Investments in privately held companies for which we elected to record using the measurement alternative are recorded at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. The valuations of these investments are categorized within Level 3, and are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility. The determination of whether an observable transaction is orderly and whether the investment involved is identical or similar to our investment, and the amount of fair value adjustment requires significant judgment.

## Impairment Assessment on Goodwill and Intangible Assets

We test annually, or whenever events or circumstances indicate that the carrying value of assets exceeds the recoverable amounts, whether goodwill and intangible assets have suffered any impairment in accordance with the accounting policy stated in note 2 to our audited consolidated financial statements included in this annual report. For the impairment assessment on goodwill, we may first perform a qualitative assessment to determine whether quantitative impairment testing of goodwill is necessary. In this assessment, we identify the reporting units, consider factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting units, and other specific information related to the operations, business plans and strategies of the reporting units. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. We may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test. For the quantitative assessment of goodwill impairment, we compare the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit's fair value is recognized as impairment.

For intangible assets other than licensed copyrights, we perform an impairment assessment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. These assessments primarily use cash flow projections based on financial forecasts prepared by management and an estimated terminal value. The expected growth in revenues and operating margin, timing of future capital expenditures, an estimate of weighted average cost of capital and terminal growth rate are based on actual and prior year performance and market development expectations. The periods of the financial forecasts generally range from three to five years or a longer period if necessary. Judgment is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

## Impairment Assessment on Investments in Equity Method Investees

We continually review our investments in equity method investees to determine whether a decline in fair value below the carrying value is "other-than-temporary." The primary factors that we consider include:

- the severity and length of time that the fair value of the investment is below its carrying value;

- the stage of development, the business plan, the financial condition, the sufficiency of funding, the operating performance and the prospects of the investee companies;

- the geographic region, market and industry in which the investee companies operate; and

- other entity specific information such as recent financing rounds completed by the investee companies and post balance sheet date fair value of the investment.

Fair value of listed securities is subject to volatility and may be materially affected by market fluctuations. Judgment is required to determine the weighting and impact of the abovementioned factors and changes to this determination can significantly affect the results of the impairment tests.

## Management Discussion and Analysis

### Impairment Assessment on Equity Securities

Equity securities without readily determinable fair values that are accounted for using the measurement alternative are subject to periodic impairment reviews. Our impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. Qualitative factors considered may include market environment and conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we perform quantitative assessments of the fair value, which may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees' liquidity and financial performance, and market data of comparable companies in similar industries. Judgment is required to determine the appropriateness of the valuation approaches and the weighting and impact of the abovementioned factors. Changes to this determination can significantly affect the results of the quantitative assessments.

### Depreciation and Amortization

The costs of property and equipment and intangible assets are charged ratably as depreciation and amortization expenses, respectively, over the estimated useful lives of the respective assets using the straight-line method. We periodically review changes in technology and industry conditions, asset retirement activity and residual values to determine adjustments to estimated remaining useful lives and depreciation and amortization rates. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore depreciation and amortization expenses in future periods.

# Quantitative and Qualitative Disclosures about Market Risk

## Interest Rate Risk

Our main interest rate exposure relates to our indebtedness and interest-bearing assets, including cash and cash equivalents, short-term investments, restricted cash and other treasury investments. We manage our interest rate exposure with a focus on reducing our overall cost of debt and exposure to changes in interest rates. When considered appropriate, we use derivatives, such as interest rate swaps, to manage our interest rate exposure.

As of March 31, 2026, approximately 19% of our total debt (including bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds) carries floating interest rates and the remaining 81% carries fixed interest rates. Certain of our indebtedness carries floating interest rates based on Loan Prime Rate. As a result, the interest expenses associated with these indebtedness will be subject to the potential impact of any fluctuation in Loan Prime Rate. An increase in Loan Prime Rate could raise our financing costs, which could adversely affect our operating results and financial condition, as well as our cash flows.

As of March 31, 2025 and 2026, if interest rates increased/decreased by 1%, with all other variables having remained constant, and assuming the amount of interest-bearing assets and debts that bear floating interest were outstanding for the entire respective years, our net income would have been RMB3,750 million and RMB2,786 million (US$404 million) higher/lower, respectively, mainly as a result of higher/lower interest income from our cash and cash equivalents and short-term investments. The analysis does not include floating interest rate debts whose interests are hedged by interest rate swaps.

## Foreign Exchange Risk

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of share repurchases, paying dividends and other cash distributions to our shareholders, funding inter-company loans, servicing outstanding debt and paying our expenses, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

As of March 31, 2025, we had cash and cash equivalents, short-term investments and other treasury investments that are unrestricted for withdrawal and use denominated in Renminbi and U.S. dollar of RMB343,220 million and US$33,072 million, respectively. Assuming we had converted RMB343,220 million into U.S. dollars at the exchange rate of RMB7.2567 for US$1.00 as of March 31, 2025, our total balance of cash and cash equivalents, short-term investments and other treasury investments that are unrestricted for withdrawal and use in U.S. dollar would have been US$80,369 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$76,069 million.

As of March 31, 2026, we had cash and cash equivalents, short-term investments and other treasury investments that are unrestricted for withdrawal and use denominated in Renminbi and U.S. dollar of RMB271,679 million and US$33,139 million, respectively. Assuming we had converted RMB271,679 million into U.S. dollars at the exchange rate of RMB6.8980 for US$1.00 as of March 31, 2026, our total balance of cash and cash equivalents, short-term investments and other treasury investments that are unrestricted for withdrawal and use in U.S. dollar would have been US$72,525 million. If the Renminbi had depreciated by 10% against the U.S. dollar, the balance in U.S. dollar would have been US$68,944 million.

## Market Price Risk

We are exposed to market price risk primarily with respect to equity securities carried at fair value that are publicly traded. A substantial portion of our investments in equity method investees are held for long-term appreciation or for strategic purposes, which are accounted for under equity method and are not subject to market price risk. We are not exposed to commodity price risk. The sensitivity analysis is determined based on the exposure of the listed equity securities to market price risk at the end of each reporting period.

In fiscal years 2025 and 2026, if the market price of the listed equity securities held by us had been 1% higher/lower as of March 31, 2025 and 2026, these equity securities would have been approximately RMB776 million and RMB1,006 million (US$146 million) higher/lower, respectively, all of which would be recognized as income or loss during the respective period.

# Controls and Procedures

## Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the U.S. Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our principal executive officer and our principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the U.S. Exchange Act, as of March 31, 2026. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the U.S. Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

## Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducted an evaluation of our company's internal control over financial reporting as of March 31, 2026 based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

## Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

# Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the respective period including any associated or affiliated organizations or entities. We did not pay any other fees to our auditors during the periods indicated below.

| | Year ended March 31, | |
| --- | --- | --- |
| | 2025 | **2026** |
| | *(in thousands of RMB)* | |
| Audit Fees[1] | 134,794 | **117,055** |
| Audit-related Fees[2] | 7,795 | **10,545** |
| Tax Fees[3] | 6,224 | **4,204** |
| All Other Fees[4] | 2,543 | **1,453** |
| Total | 151,356 | **133,257** |

(1) "Audit Fees" represents the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our auditors for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.

(2) "Audit-related Fees" represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our auditors that are reasonably related to the performance of the audit or review of our financial statements and not reported under "Audit Fees."

(3) "Tax Fees" represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our auditors.

(4) "All Other Fees" represents the aggregate fees billed in each of the fiscal years listed for services rendered by our auditors other than services reported under "Audit Fees," "Audit-related Fees" and "Tax Fees."

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by our principal accountant for the respective period including any associated or affiliated organizations or entities, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the Audit Committee prior to the completion of the audit.

# Significant Changes

Other than as disclosed in this annual report, we are not aware of any significant changes since the date of our audited consolidated financial statements included in this annual report.

# Directors, Senior Management and Employees

## Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

| Name[1] | Age | Position/Title |
|---|---|---|
| Joseph C. TSAI[†][(a)] | 62 | Chairman |
| Eddie Yongming WU[†][(b)] | 51 | Director and Chief Executive Officer |
| J. Michael EVANS[†][(a)] | 68 | Director and President |
| Maggie Wei WU[†][(c)] | 57 | Director[(d)] |
| Jerry YANG[(b)] | 57 | Independent director |
| Wan Ling MARTELLO[(b)] | 68 | Independent director |
| Weijian SHAN[(c)] | 72 | Independent director |
| Irene Yun-Lien LEE[(a)] | 72 | Independent director |
| Albert Kong Ping NG[(b)] | 68 | Independent director |
| Kabir MISRA[(c)] | 56 | Independent director |
| Toby Hong XU | 53 | Chief Financial Officer |
| Jane Fang JIANG | 52 | Chief People Officer |
| Sara Siying YU | 51 | General Counsel |
| Fan JIANG | 40 | Chief Executive Officer, Alibaba E-commerce Business Group |

†    Director nominated by the Alibaba Partnership.

(a)   Group I directors. Current term of office will expire at our 2027 annual general meeting.

(b)   Group II directors. Current term of office will expire at our 2028 annual general meeting.

(c)   Group III directors. Current term of office will expire at our 2026 annual general meeting.

(d)   Beginning from April 1, 2025, Maggie Wu has started to serve as non-executive director.

(1)   The business address of our directors and executive officers is 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR., the People's Republic of China.

### Biographical Information

**Joseph C. TSAI (蔡崇信)** joined our company in 1999 as a member of the Alibaba founding team and has served on our board of directors since our inception. He was chief financial officer until 2013, our executive vice chairman until September 2023 and currently serves as our Chairman. Mr. Tsai is a founding member of the Alibaba Partnership and a board member of our affiliate Ant Group. From 1995 to 1999, Mr. Tsai was a private equity investor based in Asia with Investor AB of Sweden's Wallenberg family. Prior to that, he was general counsel of Rosecliff, Inc., a management buyout firm based in New York. From 1990 to 1993, Mr. Tsai was an associate attorney in the tax group of Sullivan & Cromwell LLP, a New York-based international law firm. Mr. Tsai is qualified to practice law in the State of New York. Mr. Tsai received his bachelor's degree in Economics and East Asian Studies from Yale College and a juris doctor degree from Yale Law School.

**Eddie Yongming WU (吳泳銘)** has served as our Chief Executive Officer and director since September 2023. Mr. Wu is one of our co-founders and a member of the Alibaba Partnership. Mr. Wu was technology director of Alibaba at the company's inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group's search, advertising and mobile business. Mr. Wu served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Mr. Wu was a special assistant to Alibaba Group's chairman. In August 2015, Mr. Wu founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Mr. Wu graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

**J. Michael EVANS** has been our president since August 2015 and our director since September 2014. Mr. Evans served as vice chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. He served as chairman of Asia operations at Goldman Sachs from 2004 to 2013 and was the global head of Growth Markets at Goldman Sachs from January 2011 to December 2013. He also co-chaired the Business Standards Committee of Goldman Sachs from 2010 to 2013. Mr. Evans joined Goldman Sachs in 1993, became a partner of the firm in 1994 and held various leadership positions within the firm's securities business while based in New York and London, including global head of equity capital markets and global co-head of the equities division, and global co-head of the securities business. Mr. Evans is a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans received his bachelor's degree in politics from Princeton University in 1981.

**Maggie Wei WU (武衛)** has been our director since September 2020. Ms. Wu joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted the best CFO in FinanceAsia's annual poll for Asia's Best Managed Companies in 2010. In 2018, she was named as one of the world's 100 most powerful women by Forbes. Before joining Alibaba, Ms. Wu was an audit partner at KPMG in Beijing. Ms. Wu is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor's degree in accounting from Capital University of Economics and Business.

**Jerry YANG (楊致遠)** has been our director since September 2014. Mr. Yang previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Yang has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Yang is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!'s chief executive officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Yang served as a director of Yahoo! Japan. Mr. Yang also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Mr. Yang received a bachelor's degree and a master's degree in electrical engineering from Stanford University, where he has been serving on the university's board of Trustees since October 2017. Mr. Yang was appointed Chair of Stanford's board of Trustees in July 2021. He was previously on Stanford's board of Trustees from 2005 to 2015, including being a vice chair.

**Wan Ling MARTELLO** has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is also on the board of portfolio companies of BayPine. She has also served as a director of Nasdaq-listed Lovesac since November 2025. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé's global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Ms. Martello was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Ms. Martello received a master's degree in business administration (management information systems) from the University of Minnesota and a bachelor's degree in business administration and accountancy from the University of the Philippines.

**Weijian SHAN (單偉建)** has been our director since March 2022. He is the executive chairman and a co-founder of PAG, a leading private equity firm in Asia. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and

# Directors, Senior Management and Employees

1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. Mr. Shan is a Trustee of the British Museum. He is also a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021, and director of Nasdaq-listed iQiyi, Inc between 2022 and 2025. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics).

**Irene Yun-Lien LEE (利蘊蓮)** has been our director since August 2022. Ms. Lee is the executive chairman of Hysan Development Limited and serves as a member of the board of trustees of the Better Hong Kong Foundation. Ms. Lee was on the board of many listed and unlisted companies in Hong Kong, Singapore, UK and Australia. She was a member of the Australian Takeovers Panel, a member of the Advisory Council of JP Morgan Australia, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. She was the independent non-executive chairman of Hang Seng Bank Limited, an independent non-executive director of HSBC Holding plc and the Hongkong and Shanghai Banking Corporation Limited. She was also an independent non-executive director of CLP Holdings Limited and Cathay Pacific Airways Limited, amongst others. Ms. Lee had a long career in financial services and held senior positions at Citibank in New York, London and Sydney. She was the global head of corporate finance at the Commonwealth Bank of Australia and she held other senior positions in investment banking and funds management in a number of international financial institutions. Ms. Lee received a Bachelor of Arts degree from Smith College, United States of America, and is a Barrister-at-Law in England and Wales and a member of the Honourable Society of Gray's Inn, United Kingdom. She was awarded the degree of Doctor of Social Science, honoris causa from the Chinese University of Hong Kong in November 2022.

**Albert Kong Ping NG (吳港平)** has been our director since August 2022 and chairman of our Audit Committee since December 2022. Mr. Ng currently serves as an independent non-executive director and chairman of the Audit Committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange and Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Mr. Ng worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young's Global Executive board. Prior to joining Ernst & Young, he was Greater China managing partner of Arthur Andersen, managing partner – China Operation of PricewaterhouseCoopers and managing director of Citigroup – China Investment Banking. Mr. Ng is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor's degree in business administration and a master's degree in business administration from the Chinese University of Hong Kong.

**Kabir MISRA** has been our director since September 2020, redesignated as our independent director since February 2023, and is currently a managing partner at RPS Ventures, a venture capital firm in Los Altos, CA, which invests in emerging technology companies. Prior to October 2018, Mr. Misra was a managing partner at SoftBank Investment Advisors (which manages SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as advisor from 2018 to 2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Mr. Misra also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies in Asia and the U.S.. Prior to joining SoftBank, Mr. Misra worked as an investment banker in the U.S. and Hong Kong. Mr. Misra is currently also an independent director of PayActiv and Cargomatic. He received a Bachelor of Arts degree in Economics from Harvard University and a master's degree in business administration from the Stanford Graduate School of Business.

**Toby Hong XU (徐宏)** has been our chief financial officer since April 2022. He joined Alibaba Group in July 2018 and was our deputy chief financial officer from July 2019 to March 2022. Before joining Alibaba Group, Mr. Xu was a partner at PricewaterhouseCoopers for 11 years, where he joined in 1996. Mr. Xu graduated from Fudan University in Shanghai, China, with a bachelor's degree in Physics in 1996. He is a member of the Chinese Institute of Certified Public Accountants.

# Directors, Senior Management and Employees

**Jane Fang JIANG (蔣芳)** has served as our chief people officer since April 2023 and is a founding member of the Alibaba Partnership. Prior to her current position, she served as deputy chief people officer since 2017. Ms. Jiang joined our company in 1999 as a member of our founding team. Over the years, Ms. Jiang has held a number of senior management roles in different departments within the company, at different times leading China TrustPass product planning, business analysis, global operations, website operations and marketing for Alibaba.com, as well as credit system development. Ms. Jiang received a bachelor's degree in industry and foreign trade from the Hangzhou Institute of Electrical Engineering.

**Sara Siying YU (俞思瑛)** has been our general counsel since April 2020. Ms. Yu joined our company in April 2005 and became one of the first partners of the Alibaba Partnership. Prior to her current role, she served as deputy general counsel, responsible for domestic legal affairs. Before joining Alibaba Group, she worked in various law firms and government departments. Ms. Yu received a bachelor's degree in law from East China University of Political Science and Law.

**Fan JIANG (蔣凡)** currently serves as chief executive officer of Alibaba E-commerce Business Group and is a member of the Alibaba Partnership. He served as president of Alibaba International Digital Commerce since January 2022. Before that, he has served as president of Taobao, president of Tmall and president of Alimama, and had been responsible for the Taobao app since joining our company in August 2013. Previously, he founded and served as the chief executive officer of Umeng, a provider of mobile app analytics solutions for developers which we acquired. Before founding Umeng in 2010, he worked in product development at Google China. Mr. Jiang received a bachelor's degree in computer science from Fudan University.

## Alibaba Partnership

Since our founders first gathered in Jack Ma's apartment in 1999, they and our management have acted in the spirit of partnership. We view our culture as fundamental to our success and our ability to serve our customers, develop our employees and deliver long-term value to our shareholders. In July 2010, in order to preserve this spirit of partnership and to ensure the sustainability of our mission, vision and values, we decided to formalize our partnership as Lakeside Partners, named after the Lakeside Gardens residential community where Jack Ma and our other founders started our company. We refer to the partnership as the Alibaba Partnership.

We believe that our partnership approach has helped us to better manage our business, with the peer nature of the partnership enabling senior managers to collaborate and override bureaucracy and hierarchy. As of the date of this annual report, the Alibaba Partnership has a total of 18 members. The number of partners in the Alibaba Partnership may change from time to time due to the election of new partners, the retirement of partners and the departure of partners for other reasons, but may not exceed 26 (excluding continuity partners).

Our partnership is a dynamic body that rejuvenates itself through admission of new partners each year, which we believe enhances our excellence, innovation and sustainability. Unlike dual-class ownership structures that employ a high-vote class of shares to concentrate control in a few founders, our approach is designed to embody the vision of a large group of management partners. This structure is our solution for preserving and rejuvenating the culture shaped by our founders.

Consistent with our partnership approach, all partnership votes are made on a one-partner-one-vote basis.

The partnership is governed by a partnership agreement and operates under principles, policies and procedures that have evolved with our business and are further described below.

### Nomination and Election of Partners

The Alibaba Partnership elects new partners annually after a nomination process whereby existing partners propose candidates to the partnership committee as described below. The partnership committee reviews the nominations and determines whether the nomination of a candidate will be proposed to the entire partnership for election. Election of new partners requires the approval of at least 50% of all of the partners.

# Directors, Senior Management and Employees

To be eligible for election, a partner candidate must have demonstrated the following attributes:

- a high standard of personal character and integrity;

- continued service with Alibaba Group for not less than five years;

- holding a key position in Alibaba Group (except for a continuity partner);

- a track record of contribution to the business of Alibaba Group; and

- being a "culture carrier" who shows a consistent commitment to, and traits and actions consonant with, our mission, vision and values.

We believe the criteria and process of the Alibaba Partnership applicable to the election promote accountability among the partners as well as to our customers, employees and shareholders.

### Duties of Partners

The main duty of partners in their capacity as partners is to embody and promote our mission, vision and values. We expect partners to be evangelists for our mission, vision and values, both within our organization and externally to customers, business partners and other participants in our ecosystem.

### Partnership Committee

The partnership committee must consist of at least five but no more than seven partners, including partnership committee continuity members, and is currently comprised of Jack Ma, Joe Tsai, Eddie Wu, Fan Jiang and Zeming Wu. The partnership committee is responsible for administering partner elections and managing the relevant portion of the deferred cash bonus pool. Two partners may be designated as partnership committee continuity members, and currently the partnership committee continuity members consist of Jack Ma and Joe Tsai. Other than partnership committee continuity members, the partnership committee members serve for a term of five years and may serve multiple terms. Elections of partnership committee members are held once every five years. Partnership committee continuity members are not subject to election, and may serve until they cease to be partners, retire from the partnership committee or are unable to discharge duties as partnership committee members as a result of illness or permanent incapacity. A replacement partnership committee continuity member is either designated by a resigning or, as the case may be, the remaining, partnership committee continuity member. Prior to each election, the partnership committee will nominate a number of partners equal to the number of partnership committee members that will serve in the next partnership committee term plus three additional nominees less the number of the serving partnership committee continuity members. Each partner votes for a number of nominees equal to the number of partnership committee members that will serve in the next partnership committee term less the number of the serving partnership committee continuity members, and all except the three nominees who receive the least votes from the partners are elected to the partnership committee.

### Director Nomination and Appointment Rights

Pursuant to our Articles of Association, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint up to a simple majority of the members of our board of directors.

The election of each director nominee of the Alibaba Partnership will be subject to the director nominee receiving a majority vote from our shareholders voting at an annual general meeting of shareholders. If an Alibaba Partnership director nominee is not elected by our shareholders or after election departs our board of directors for any reason, the Alibaba Partnership has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement Alibaba Partnership director nominee (other than the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.

# Directors, Senior Management and Employees

If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership will be entitled (in its sole discretion and without the need for any additional shareholder action) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of Directors.

In determining the Alibaba Partnership director nominees who will stand for election to our board, the partnership committee will propose director nominees who will be voted on by all of the partners, and those nominees who receive a simple majority of the votes of the partners will be selected for these purposes. The director nominees of the Alibaba Partnership may be partners of the Alibaba Partnership or other qualified individuals who are not affiliated with the Alibaba Partnership.

The Alibaba Partnership's right to nominate or appoint up to a simple majority of our directors is conditioned on the Alibaba Partnership being governed by the partnership agreement in effect as of the completion of our initial public offering in September 2014, or as may be amended in accordance with its terms from time to time. Any amendment to the provisions of the partnership agreement relating to the purpose of the partnership, or to the manner in which the Alibaba Partnership exercises its right to nominate a simple majority of our directors, will be subject to the approval of the majority of our directors who are not nominees or appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the NYSE Listed Company Manual. The provisions relating to nomination rights and procedures described above are incorporated in our Articles. Pursuant to our Articles, the Alibaba Partnership's nomination rights and related provisions of our Articles may only be changed upon the vote of shareholders representing 95% of the votes present in person or by proxy at a general meeting of shareholders.

Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, six are independent directors nominated by our Nominating and Corporate Governance Committee, four are Alibaba Partnership nominees.

# Directors, Senior Management and Employees

## Current Partners

The following table sets forth the names, in alphabetical order by surname, and other information regarding the current partners of the Alibaba Partnership as of the date of this annual report.

| Name | Age | Gender | Year Joined Alibaba Group | Current position with Alibaba Group |
|------|-----|--------|---------------------------|--------------------------------------|
| Luyuan FAN (樊路遠) | 53 | M | 2007 | Chairman and Chief Executive Officer, Hujing Digital Media and Entertainment Group |
| Fan JIANG (蔣凡)† | 40 | M | 2013 | Chief Executive Officer, Alibaba E-commerce Business Group |
| Jane Fang JIANG (蔣芳) | 52 | F | 1999 | Group Chief People Officer |
| Jiangwei JIANG (蔣江偉) | 44 | M | 2008 | Vice President, Cloud Intelligence Group |
| Zhenfei LIU (劉振飛) | 54 | M | 2006 | Chairman, Amap |
| Jack Yun MA (馬雲)† | 61 | M | 1999 | Partner, Alibaba Partnership |
| Judy Wenhong TONG (童文紅) | 55 | F | 2000 | Partner, Alibaba Partnership |
| Joseph C. TSAI (蔡崇信)† | 62 | M | 1999 | Group Chairman |
| Lin WAN (萬霖) | 51 | M | 2014 | Director and Chief Executive Officer, Cainiao Smart Logistics Network Limited |
| Lei WANG (王磊) | 46 | M | 2003 | Senior Vice President, Cloud Intelligence Group |
| Winnie Jia WEN (聞佳) | 49 | F | 2007 | President, Group Public Affairs |
| Eddie Yongming WU (吳泳銘)† | 51 | M | 1999 | Group Director and Chief Executive Officer |
| Zeming WU (吳澤明)† | 45 | M | 2004 | Group Chief Technology Officer |
| Toby Hong XU (徐宏) | 53 | M | 2018 | Group Chief Financial Officer |
| Sara Siying YU (俞思瑛) | 51 | F | 2005 | Group General Counsel |
| Jeff Jianfeng ZHANG (張建鋒) | 52 | M | 2004 | Head of Alibaba DAMO Academy |
| Jessie Junfang ZHENG (鄭俊芳) | 52 | F | 2010 | Chief Strategy Officer, Cloud Intelligence Group |
| Jingren ZHOU (周靖人) | 50 | M | 2015 | Senior Vice President |

†    Member of the partnership committee.

## Retirement and Removal

All partners except continuity partners shall serve a term of five years and may serve consecutive terms upon the approval of the partnership committee. Partners may elect to retire from the partnership at any time. Jack Ma and Joe Tsai are designated as continuity partners. Any partner, including continuity partners, may be removed upon the vote of a simple majority of all partners present at a duly-called meeting of partners for violations of certain standards set forth in the partnership agreement, including failure to actively promote our mission, vision and values, fraud, gross misconduct or gross negligence.

## Restrictive Provisions

Under our Articles of Association, in connection with any change of control, merger or sale of our company, the partners and other holders of our ordinary shares shall receive the same consideration with respect to their ordinary shares in connection with any of these types of transactions. In addition, our Articles provide that the Alibaba Partnership may not transfer or otherwise delegate or give a proxy to any third-party with respect to its right to nominate directors, although it may elect not to exercise its rights in full. In addition, as noted above, our Articles also provide that the amendment of certain provisions of the Alibaba Partnership agreement relating to the purpose of the partnership or the manner in which the partnership exercises its rights to nominate or appoint a majority of our board of directors will require the approval of a majority of directors who are not appointees of the Alibaba Partnership and are "independent directors" within the meaning of Section 303A of the NYSE Listed Company Manual.

### Amendment of Alibaba Partnership Agreement

Pursuant to the partnership agreement, amendment of the partnership agreement requires the approval of 75% of the partners in attendance at a meeting of the partners at which not less than 75% of all the partners are in attendance, except that the general partner may effect certain administrative amendments. In addition, certain amendments relating to the purposes of the Alibaba Partnership or the manner in which it exercises its nomination rights with respect to our directors require the approval of a majority of our independent directors not nominated or appointed by the Alibaba Partnership.

### Weighted Voting Rights (WVR) Structure

We have one class of Shares, and each holder of our Shares is entitled to one vote per Share. Pursuant to our Articles of Association, the Alibaba Partnership has the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors. These rights are categorized as a weighted voting rights structure, or WVR structure, under the Hong Kong Listing Rules. As a result, we are deemed as a company with a WVR structure. For further information about the risks associated with our WVR structure, see "Directors' Report – Principal Risks and Uncertainties."

# Directors, Senior Management and Employees

# Compensation

## Compensation of Directors and senior management

Our board of directors, acting on the recommendation of our Compensation Committee, approves an annual cash bonus pool for our management, calculated based on a percentage of our adjusted pretax operating profits. Once the annual cash bonus pool is calculated, our Compensation Committee determines the proportion allocated and payable to our management for the year, and approves the amount of individual cash bonus payable to our executive officers and directors. The remaining portion of the annual cash bonus pool is available for the Alibaba Partnership and may be deferred and used as determined by the partnership committee.

The board, acting on the recommendation of our Compensation Committee, may determine the remuneration to be paid to non-employee directors. We do not provide employee directors with any additional remuneration for serving as directors other than their remuneration as our employees. Pursuant to our service agreements with our directors, neither we nor our subsidiaries provide benefits to directors upon termination of employment. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

## Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate their employment at any time, with cause, and we are not required to provide any prior notice of the termination. We may also terminate their employment in circumstances prescribed under and in accordance with the requirements of applicable labor law, including but not limited to notice and payment in lieu of notice. Executive officers may terminate their employment with us at any time upon written notice. Although our employment agreements with our executive officers do not provide for severance pay, where severance pay is mandated by law, our executive officers will be entitled to severance pay in the amount mandated by law or in accordance with our policy when his or her employment is terminated. We have been advised by our PRC counsel, Fangda Partners, that we may be required to make severance payments upon termination without cause to comply with the PRC Labor Law, the PRC Labor Contract Law and other relevant PRC regulations, which entitle employees to severance payments in case of early termination of "de facto employment relationships" by PRC entities without statutory cause regardless of whether there exists a written employment agreement with these entities.

Our award agreements under our equity incentive plans also contain, among other rights, restrictive covenants that enable us to terminate grants, forfeit and cancel shares or, if applicable, repurchase shares at the original purchase price or the exercise price paid for the shares in the event of a grantee's termination for cause or for breaching of these covenants. See "— Equity Incentive Plans" below.

## Equity Incentive Plans

Our 2014 Post-IPO Equity Incentive Plan ("The 2014 Plan"), 2024 Equity Incentive Plan ("The 2024 Plan") and 2024 Equity Incentive Plan (Existing Shares) ("The 2024 Plan (Existing Shares)") are the equity incentive plans of our Company in effect. During the current fiscal year, a total of 104,091,799 Shares (equivalent to approximately 13,011,475 ADSs), representing approximately 0.5% of the weighted average number of Shares in issue (excluding treasury shares) of our Company, that may be issued in respect of all share-based awards were granted to eligible participants under all equity incentive plans of our Company.

Key terms of each of our equity incentive plans are set out below, which is subject to the specific provisions contained in the respective plans.

# Directors, Senior Management and Employees

### The 2014 Plan

The 2014 Plan (which we adopted in September 2014, amended and restated in February 2020 to reflect the Share Split and other administrative changes, and further amended and restated in May 2022 to reflect administrative changes) provides for the granting of share-based awards, including restricted share units, stock options, restricted shares and share appreciation rights, to any participant who is an employee, consultant or director of our company, our affiliates and/or certain other companies. The term of awards granted are generally not to exceed 10 years from the date of grant and the period during which an award vests shall be set by the administrator.

No further awards will be granted under the 2014 Plan as from September 18, 2024. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan.

#### Outstanding RSUs granted under the 2014 Plan

Details of movements of RSUs under the 2014 Plan during the current fiscal year are as follows:

| | | Number of RSUs[1], [2] | | | | | | Number of underlying Shares as of March 31, 2026[2] | Notes |
|---|---|---|---|---|---|---|---|---|---|
| Name | Date of grant | Outstanding as of April 1, 2025 | Granted during the year | Vested during the year | Lapsed/ forfeited during the year | Canceled during the year | Outstanding as of March 31, 2026 | | |
| **Directors and Chief Executive Officer of our Company** | | | | | | | | | |
| Joseph C. TSAI | August 16, 2019 | 1,334 | – | 1,334 | – | – | – | – | Notes 3, 7 |
| Eddie Yongming WU | November 25, 2023 | 160,000 | – | 40,000 | – | – | 120,000 | 960,000 | Notes 4, 7 |
| J. Michael EVANS | May 24, 2021 to May 13, 2024 | 170,050 | – | 84,550 | – | – | 85,500 | 684,000 | Notes 5, 7 |
| Maggie Wei WU | August 16, 2019 to May 24, 2021 | 12,801 | – | 6,766 | – | – | 6,035 | 48,280 | Notes 3, 7 |
| **Other grantees by category** | | | | | | | | | |
| Employee participants | May 7, 2018 to August 18, 2024 | 44,402,154 | – | 18,480,144 | 2,429,900 | 1,825 | 23,490,285 | 187,922,280 | Notes 6, 8 |
| Related entity participants[10] | August 16, 2019 to June 8, 2022 | 113,139 | – | 89,417 | 3,186 | – | 20,536 | 164,288 | Notes 6, 9 |
| **Total** | | **44,859,478** | **–** | **18,702,211** | **2,433,086** | **1,825** | **23,722,356** | **189,778,848** | |

Notes:

1.   The purchase price of all RSUs granted is nil.

2.   Eight Shares are issuable upon the vesting of each RSU.

3.   The RSUs vest over a period of 6 years.

4.   The RSUs vest over a period of 5 years.

5.   The RSUs vest over a period of up to 4 years.

6.   The RSUs vest over a period of up to 10 years.

7.   For directors and Chief Executive Officer, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the year was US$136.71.

8.   For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the year was US$135.49.

9.   For related entity participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the RSUs were vested during the year was US$134.57.

10.   A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

Directors, Senior Management and Employees

### Outstanding options granted under the 2014 Plan

Details of movements of share options under the 2014 Plan during the current fiscal year are as follows:

| | | | Number of share options[1] | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Date of grant | Exercise price (US$) | Outstanding as of April 1, 2025 | Granted during the year | Exercised during the year | Lapsed/forfeited during the year[9] | Outstanding as of March 31, 2026 | Number of underlying Shares as of March 31, 2026[1] | Notes |
| **Directors and Chief Executive Officer of our Company** | | | | | | | | | |
| Eddie Yongming WU | November 25, 2023 | 78.37 | 2,000,000 | – | – | – | 2,000,000 | 16,000,000 | Note 2 |
| J. Michael EVANS | July 31, 2015 | 79.96 | 2,000,000 | – | 1,000,000 | – | 1,000,000 | 8,000,000 | Note 3, 6 |
| | May 13, 2024 | 84.60 | 150,000 | – | – | – | 150,000 | 1,200,000 | Note 4 |
| **Other grantees by category** | | | | | | | | | |
| Employee participants | May 10, 2015 to March 12, 2022 | 23.00 to 182.48 | 2,385,667 | – | 907,667 | 1,000,000 | 478,000 | 3,824,000 | Notes 5, 7 |
| Related entity participant[10] | March 12, 2022 | 23.00 | 100,000 | – | 100,000 | – | – | – | Notes 5, 8 |
| **Total** | | | **6,635,667** | **–** | **2,007,667** | **1,000,000** | **3,628,000** | **29,024,000** | |

Notes:

1. Eight Shares are issuable upon the exercise of each share option.
2. The share options vest over a period of 5 years and are exercisable within 10 years after date of grant.
3. The share options vest over a period of 6 years and are exercisable within 12 years after date of grant.
4. The share options vest over a period of 2 years and are exercisable within 8 years after date of grant.
5. The share options vest over a period of up to 7 years and are exercisable within up to 12 years after date of grant.
6. The closing price of ADSs traded on the NYSE immediately before the date on which the share options were exercised during the year was US$123.90.
7. For employee participants, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the share options were exercised during the year was US$116.66.
8. For related entity participant, the weighted average closing price of ADSs traded on the NYSE immediately before the dates on which the share options were exercised during the year was US$118.09.
9. No share options granted were canceled during the year.
10. A related entity participant is an employee of an associated company in which our Company owns, directly or indirectly, securities or interests representing 20% or more of its voting power.

### The 2024 Plan

The 2024 Plan was approved at our annual general meeting of shareholders held in August 2024. The purpose of the 2024 Plan is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, an executive director or a service provider.

The term of each award shall be no more than 10 years from the date of grant thereof. The vesting period of an award shall generally be not less than 12 months, but the board may, at its discretion, determine a period shorter than 12 months during which an award vests or that an award may be vested upon the grant of the award with respect to the awards granted to employee participants that (a) substitute awards granted in connection with awards that are assumed, converted or substituted pursuant to a merger, acquisition or similar transaction entered into by the Company or any of its subsidiaries; (b) are additional awards in respect of (A)

sign-on or make-whole grants to new employee participants, (B) grants of awards with performance based vesting conditions, (C) grants of awards that are made in batches for administrative or compliance reasons, (D) grants of awards that vest evenly over a period of 12 months or more, and (E) grants of awards with a total vesting and holding period of more than 12 months; and (F) awards subject to a minimum holding period of 12 months which are delivered to an employee participant under his/her compensation arrangements with the Company.

The exercise price for each option shall be determined by the administrator and set forth in the award agreement which, unless otherwise determined by the administrator, may be a fixed or variable price determined by reference to the fair market value of the Shares, subject to compliance with applicable laws and the requirements of any exchange on which the Shares are listed or traded.

The maximum number of Shares (including any transfer of treasury shares) which may be awarded under the 2024 Plan is 483,000,000 Shares (equivalent to 60,375,000 ADSs), representing approximately 2.5% of the number of issued Shares of our Company (excluding treasury shares) as of the date of this annual report.

As of April 1, 2025 and March 31, 2026, the number of share-based awards available for grant under the scheme mandate was 473,488,465 Shares (equivalent to approximately 59,186,058 ADSs) and 398,965,778 Shares (equivalent to approximately 49,870,722 ADSs), respectively.

Within the 2024 Plan scheme limit, the maximum number of Shares (including any transfer of treasury shares) which may be awarded to service providers is 93,716,369 Shares (equivalent to approximately 11,714,546 ADSs), representing approximately 0.5% of the number of issued Shares of our Company (excluding treasury shares) as of the date of this annual report.

As of both April 1, 2025 and March 31, 2026, the number of share-based awards available for grant under the service provider sub-limit was 93,716,369 Shares (equivalent to approximately 11,714,546 ADSs).

Unless approved by the shareholders, no individual grantee shall be granted awards where such grant will result in the aggregate number of Shares issued and to be issued to such grantee (excluding any awards lapsed in accordance with the terms of the 2024 Plan) in the 12-month period up to and including the date of such grant to exceed 1% of the total number of Shares in issue (excluding any Treasury Shares).

The 2024 Plan shall continue in effect for a term of 10 years from August 22, 2024, being its effective date, unless sooner terminated in accordance with the terms of the 2024 Plan. As of the date of this annual report, the remaining life of the 2024 Plan is approximately 8 years and 3 months.

# Directors, Senior Management and Employees

## Outstanding RSUs granted under the 2024 Plan

Details of movements of RSUs under the 2024 Plan during the current fiscal year are as follows:

| Name[3] | Date of grant | Outstanding as of April 1, 2025 | Granted during the year | Vested during the year | Lapsed/ forfeited during the year[7] | Outstanding as of March 31, 2026 | Number of underlying Shares as of March 31, 2026[2] | Notes |
|---|---|---|---|---|---|---|---|---|
| | | Number of RSUs[1], [2] | | | | | | |
| Employee participants | November 19, 2024 and February 24, 2025 | 9,435,535 | – | 1,945,074 | 588,321 | 6,902,140 | 6,902,140 | Note 4 |
| | May 23, 2025, June 13, 2025, September 4, 2025, November 29, 2025, December 23, 2025 and March 21, 2026 | – | 77,890,301 | 10,893,023 | 2,779,293 | 64,217,985 | 64,217,985 | Notes 5, 6, 7, 8 |
| **Total** | | **9,435,535** | **77,890,301** | **12,838,097** | **3,367,614** | **71,120,125** | **71,120,125** | |

Notes:

1. The purchase price of all RSUs granted is nil.

2. One Share is issuable upon the vesting of each RSU.

3. No RSUs were granted under the 2024 Plan to directors during the year. As at March 31, 2026, no directors were holding any outstanding awards under the 2024 Plan.

4. The RSUs granted to employee participants vest over a period of up to 6 years.

5. The weighted average closing price of the Shares traded on the Hong Kong Stock Exchange immediately before the dates on which the RSUs were vested during the year was HK$140.22.

6. The following grants of RSUs were made to employee participants during the year. These RSUs vest over a period of up to 6 years without any performance target, except that certain RSUs granted to selected participants on May 23, 2025 are subject to satisfaction of certain performance targets based on the financial or operational indicators of the relevant segments as determined by the administrator of the 2024 Plan.

| Date of grant | Number of RSUs granted | Number of underlying Shares | Closing price of shares immediately before date of grant (HK$) | Fair value of each RSU as of date of grant (HK$) |
|---|---|---|---|---|
| May 23, 2025 | 53,429,597 | 53,429,597 | 119.10 | 118.78 |
| June 13, 2025 | 7,687,091 | 7,687,091 | 114.60 | 114.60 |
| September 4, 2025 | 2,477,630 | 2,477,630 | 134.10 | 130.31 |
| November 29, 2025 | 6,115,830 | 6,115,830 | 151.50 | 152.14 |
| December 23, 2025 | 2,277,600 | 2,277,600 | 146.40 | 147.20 |
| March 21, 2026 | 5,902,553 | 5,902,553 | 123.70 | 122.57 |
| | **77,890,301** | **77,890,301** | | |

7. No RSUs granted were canceled during the year.

8. In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, the fair values of RSUs granted during the year were determined with reference to the fair values of the underlying Shares on grant date.

## The 2024 Plan (Existing Shares)

The 2024 Plan (Existing Shares) was approved by our board in August 2024. The purpose of the 2024 Plan (Existing Shares) is to provide incentives to attract, motivate and retain the grantees and align the interests of the grantees with those of our shareholders. It provides for the granting of restricted share units, stock options, restricted shares and share appreciation rights to any participant who is an employee, a director or a service provider. The 2024 Plan (Existing Shares) is funded by existing Shares.

The term of each award shall be no more than 10 years from the date of grant thereof. The period during which an award vests shall be set by the administrator.

The exercise price for each option shall be determined by the administrator and set forth in the award agreement, subject to compliance with applicable laws and the requirements of any exchange on which the Shares are listed or traded.

The maximum aggregate number of Shares which may be awarded under the 2024 Plan (Existing Shares) is 517,000,000 Shares (equivalent to 64,625,000 ADSs), representing approximately 2.7% of the number of issued Shares of our Company (excluding treasury shares) as of the date of this annual report.

As of April 1, 2025 and March 31, 2026, the number of share-based awards available for grant under the scheme mandate was 514,066,668 Shares (equivalent to 64,258,334 ADSs) and 487,865,170 Shares (equivalent to approximately 60,983,146 ADSs), respectively. There is no maximum individual entitlement limit under the 2024 Plan (Existing Shares).

The 2024 Plan (Existing Shares) shall continue in effect for a term of 10 years from August 26, 2024, being its effective date, unless sooner terminated in accordance with the terms of the 2024 Plan (Existing Shares). As of the date of this annual report, the remaining life of the 2024 Plan (Existing Shares) is approximately 8 years and 3 months.

### Outstanding RSUs granted under the 2024 Plan (Existing Shares)

Details of movements of RSUs under the 2024 Plan (Existing Shares) during the current fiscal year are as follows:

| | | Number of RSUs[1], [2] | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Name[14] | Date of grant | Outstanding as of April 1, 2025 | Granted during the year | Vested during the year | Lapsed/ forfeited during the year[12] | Outstanding as of March 31, 2026 | Number of underlying Shares as of March 31, 2026[2] | Notes |
| **Directors and Chief Executive Officer of our Company** | | | | | | | | |
| Joseph C. TSAI | May 23, 2025 | – | 80,000 | 10,000 | – | 70,000 | 70,000 | Notes 3, 6, 8, 9, 13 |
| Eddie Yongming WU | May 23, 2025 | – | 320,000 | 40,000 | – | 280,000 | 280,000 | Notes 3, 6, 8, 9, 13 |
| J. Michael EVANS | May 23, 2025 | – | 80,000 | – | – | 80,000 | 80,000 | Notes 4, 6, 8, 13 |
| Maggie Wei WU | September 24, 2025 | – | 48,000 | 48,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Jerry YANG | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Wan Ling MARTELLO | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Weijian SHAN | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Irene Yun-Lien LEE | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Albert Kong Ping NG | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| Kabir MISRA | September 24, 2025 | – | 32,000 | 32,000 | – | – | – | Notes 5, 7, 8, 9, 13 |
| **Other grantee** | | | | | | | | |
| Employee participant | September 30, 2025 | – | 41,500 | 24,996 | – | 16,504 | 16,504 | Notes 8, 10, 11, 13 |
| **Total** | | **–** | **761,500** | **314,996** | **–** | **446,504** | **446,504** | |

# Directors, Senior Management and Employees

Notes:

1.     The purchase price of all RSUs granted is nil.

2.     One Share is issuable upon the vesting of each RSU.

3.     The RSUs vest over a period of 6 years.

4.     The RSUs vest over a period of 1 year.

5.     The RSUs vest immediately with a lock-up period of up to 3 years.

6.     The closing price of Shares traded on the Hong Kong Stock Exchange immediately before the date on which RSUs were granted on May 23, 2025 was HK$119.10 and the fair value of RSUs as of the date of grant was HK$118.74.

7.     The closing price of Shares traded on the Hong Kong Stock Exchange immediately before the date on which RSUs were granted on September 24, 2025 was HK$159.40 and the fair value of RSUs as of the date of grant was HK$159.00.

8.     All the RSUs granted under the 2024 Plan (Existing Shares) during the current year were made without any performance targets.

9.     For directors and Chief Executive Officer, the weighted average closing price of the Shares traded on the Hong Kong Stock Exchange immediately before the dates on which the RSUs were vested during the year was HK$156.61.

10.    The RSUs vest over a period of 2 years. The closing price of Shares traded on the Hong Kong Stock Exchange immediately before the date on which RSUs were granted on September 30, 2025 was HK$173.40 and the fair value of RSUs as of the date of grant was HK$177.00.

11.    For employee participant, the weighted average closing price of the Shares traded on the Hong Kong Stock Exchange immediately before the dates on which the RSUs were vested during the year was HK$167.46.

12.    No RSUs granted were canceled during the year.

13.    In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, the fair values of RSUs granted during the year were determined with reference to the fair values of the underlying Shares on grant date.

14.    No RSUs were granted pursuant to 2024 Plan (Existing Shares) to the five highest paid individuals (excluding directors) during the year.

# Directors, Senior Management and Employees

### Outstanding share options granted under the 2024 Plan (Existing Shares)

Details of movements of share options under the 2024 Plan (Existing Shares) during the current fiscal year are as follows:

| Name[10] | Date of grant | Exercise price (HK$) | Outstanding as of April 1, 2025 | Granted during the year | Exercised during the year | Lapsed/ forfeited during the year[8] | Outstanding as of March 31, 2026 | Number of underlying Shares as of March 31, 2026[1] | Notes |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Number of share options[1] | | | | |
| **Directors and Chief Executive Officer of our Company** | | | | | | | | | |
| Eddie Yongming WU | November 26, 2025 | 116.70 | – | 12,000,000 | – | – | 12,000,000 | 12,000,000 | Notes 2, 5, 7, 9 |
| | | 152.69 | – | 12,000,000 | – | – | 12,000,000 | 12,000,000 | Notes 3, 5, 7, 9 |
| **Other grantees** | | | | | | | | | |
| Employee participants | February 24, 2025 | 68.00 | 2,933,332 | – | – | – | 2,933,332 | 2,933,332 | Note 4 |
| | May 23, 2025 and November 29, 2025 | 68.00 | – | 1,439,998 | – | – | 1,439,998 | 1,439,998 | Notes 4, 6, 7, 9 |
| **Total** | | | **2,933,332** | **25,439,998** | **–** | **–** | **28,373,330** | **28,373,330** | |

Notes:

1.  One Share is issuable upon the exercise of each share option.

2.  The share options vest over a period of 3 years and are exercisable within 10 years after date of grant.

3.  The share options vest over a period of 6 years and are exercisable within 10 years after date of grant.

4.  The share options vest over a period of 4 years and are exercisable within 6 years after date of grant.

5.  The closing price of Shares traded on the Hong Kong Stock Exchange immediately before the date on which share options were granted on November 26, 2025 was HK$157.80. The fair values of share options granted on November 26, 2025 with exercise prices of HK$116.70 and HK$152.69 were HK$88.19 and HK$85.53 per share option as of the date of grant, respectively.

6.  The following grants of share options were made to employee participants during the year.

| Date of grant | Number of share options granted | Number of underlying Shares | Closing price of shares immediately before date of grant (HK$) | Fair value of each share option as of date of grant (HK$) |
|---|---|---|---|---|
| May 23, 2025 | 1,119,999 | 1,119,999 | 118.17 | 71.32 |
| November 29, 2025 | 319,999 | 319,999 | 151.50 | 101.27 |
| | **1,439,998** | **1,439,998** | | |

7.  The share options granted during the year were made without any performance targets.

8.  No share options granted were canceled during the year.

9.  In accordance with the accounting standards and policies adopted for preparing our Company's financial statements, our Company reviewed internal and external sources of information to assist in the estimation of various attributes to determine the fair values of share options, including the fair value of the underlying Shares, expected life and expected volatility.

10.  No share options were granted pursuant to 2024 Plan (Existing Shares) to the five highest paid individuals (excluding directors) during the year.

# Directors, Senior Management and Employees

# Board Practices

## Nomination and Terms of Directors

Pursuant to our Articles of Association, our board of directors is classified into three classes of directors designated as Group I, Group II and Group III, each generally serving a three-year term unless earlier removed. The Group I directors currently consist of Joe Tsai, J. Michael Evans and Irene Yun-Lien Lee; the Group II directors currently consist of Eddie Wu, Jerry Yang, Wan Ling Martello and Albert Kong Ping Ng; and the Group III directors currently consist of Maggie Wu, Kabir Misra and Weijian Shan. The terms of office of the current Group I, Group II and Group III directors will expire, respectively, at our 2027 annual general meeting, 2028 annual general meeting and 2026 annual general meeting. Unless otherwise determined by the shareholders in a general meeting, our board will consist of not less than seven directors.

The Alibaba Partnership has the exclusive right to nominate up to a simple majority of our board of directors. If at any time our board of directors consists of less than a simple majority of directors nominated or appointed by the Alibaba Partnership for any reason, including because a director previously nominated by the Alibaba Partnership ceases to be a member of our board of directors or because the Alibaba Partnership had previously not exercised its right to nominate or appoint a simple majority of our board of directors, the Alibaba Partnership shall be entitled (in its sole discretion) to appoint such number of additional directors to the board as necessary to ensure that the directors nominated or appointed by the Alibaba Partnership comprise a simple majority of our board of directors. The remaining members of the board of directors will be nominated by the Nominating and Corporate Governance Committee of the board. Director nominees will be elected by the simple majority vote of shareholders at our annual general meeting. Alibaba Partnership has not fully exercised its director nomination right. Our board of directors currently consists of ten members, six are independent directors nominated by our Nominating and Corporate Governance Committee, and four are Alibaba Partnership nominees.

If a director nominee is not elected by our shareholders or departs our board of directors for any reason, the party or group entitled to nominate that director has the right to appoint a different person to serve as an interim director of the class in which the vacancy exists until our next scheduled annual general meeting of shareholders. At the next scheduled annual general meeting of shareholders, the appointed interim director or a replacement director nominee (who, in the case of Alibaba Partnership nominees, cannot be the original nominee) will stand for election for the remainder of the term of the class of directors to which the original nominee would have belonged.

For additional information, see "– Directors and Senior Management – Alibaba Partnership."

None of the current Group II directors, whose terms of office will expire at our 2025 annual general meeting and will be proposed for re-election at our forthcoming annual general meeting, has a service contract with us or any of our subsidiaries which is not determinable by us or the relevant entity within one year without the payment of compensation (other than statutory compensation).

## Code of Ethics and Corporate Governance Guidelines

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions and connected transactions. Our corporate governance guidelines also provide that any adoption of a new equity incentive plan and any material amendments to those plans will be subject to the approval of the Compensation Committee, the independent directors and/or the approval by our shareholders in compliance with the Hong Kong Listing Rules. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any applicable law, rule or regulation or our Articles of Association.

# Directors, Senior Management and Employees

## Duties of Directors

Under Cayman Islands law, all of our directors owe us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Articles of Association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

## Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Sustainability Committee, a Compliance and Risk Committee and a Capital Management Committee. All members of our Compensation Committee and Nominating and Corporate Governance Committee are independent directors. A majority of the members of our Compliance and Risk Committee are independent directors. One member of our Sustainability Committee is an independent director. All members of our Audit Committee are independent directors who meet the additional criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act.

Below is a summary of the work of our board committees during the fiscal year.

### Audit Committee

We have established an Audit Committee in compliance with, among other things, Rule 3.21 of the Hong Kong Listing Rules, the Corporate Governance Code, Section 303A of the NYSE Listed Company Manual and Rule 10A-3 of the U.S. Exchange Act. The charter of our Audit Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Audit Committee consisted of Albert Ng, Wan Ling Martello and Weijian Shan. Mr. Ng is the chairman of our Audit Committee. Mr. Ng satisfies the criteria of an Audit Committee financial expert as set forth under the applicable rules of the SEC and he is also our independent director with appropriate professional qualifications under the Hong Kong Listing Rules. Mr. Ng, Ms. Martello and Mr. Shan are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual, Rule 10A-3 of the U.S. Exchange Act and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Section 303A of the NYSE Listed Company Manual and Rule 3.21 of the Hong Kong Listing Rules.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

- selecting, and evaluating the qualifications, performance and independence of the independent auditor;

- pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;

- assessing the adequacy of our internal accounting controls and audit procedures;

- reviewing with the independent auditor any audit problems or difficulties and management's response;

- reviewing and approving related party transactions (as defined in Form 20-F) and connected transactions (as required under the Hong Kong Listing Rules);

- reviewing and discussing the quarterly reports, half-year reports and annual reports with management and the independent auditor;

- establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

# Directors, Senior Management and Employees

- meeting separately, periodically, with management, internal auditors and the independent auditor; and

- reporting regularly to the full board of directors.

## Compensation Committee

We have established a Compensation Committee in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code. The charter of our Compensation Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Compensation Committee consisted of Jerry Yang, Albert Ng and Kabir Misra. Mr. Yang is the chairman of our Compensation Committee. Mr. Yang, Mr. Ng and Mr. Misra are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Rule 3.25 of the Hong Kong Listing Rules.

Our Compensation Committee is responsible for, among other things:

- determining the proportion of annual cash bonus pool allocated and payable to our management for the year and determining the amount of cash bonus payable to our executive officers and directors;

- reviewing, evaluating and, if necessary, revising our overall compensation policies;

- reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;

- reviewing and approving our executive officers' employment agreements with us;

- determining performance targets for our executive officers with respect to our non-equity incentive compensation plans and share-based compensation plans;

- administering our share-based compensation plans in accordance with the terms thereof (including the matters required under Chapter 17 of the Hong Kong Listing Rules); and

- carrying out other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

## Nominating and Corporate Governance Committee

We have established a Nominating and Corporate Governance Committee in compliance with, among other things, the Corporate Governance Code and Rule 3.27A of the Hong Kong Listing Rules. The charter of our Nominating and Corporate Governance Committee is available on our website and the website of the Hong Kong Stock Exchange.

During the reporting period, our Nominating and Corporate Governance Committee consisted of Irene Lee and Jerry Yang. Ms. Lee is the chairman of our Nominating and Corporate Governance Committee. Ms. Lee and Mr. Yang are our independent directors and meet the criteria for independence set forth in Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. Therefore, the composition of the committee satisfies the requirements under Rule 3.27A of the Hong Kong Listing Rules.

Our Nominating and Corporate Governance Committee is responsible for, among other things:

- selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership) for election by the shareholders or appointment by the board;

- periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity and assisting the board in maintaining a board skill matrix;

- making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;

- advising the board periodically with regards to significant developments in corporate governance law and practices, and making recommendations to the board on corporate governance matters; and

- overseeing the evaluation of the board's performance and assessing each director's time commitment and contribution to the board and the ability of the director to discharge his or her responsibilities effectively.

For our framework and procedures in nominating directors, please see "– Nomination and Terms of Directors."

## Sustainability Committee

During the reporting period, our Sustainability Committee consisted of Jerry Yang, Joe Tsai and Maggie Wu. Mr. Yang is the chairman of our Sustainability Committee. Mr. Yang satisfies the independence requirements of Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. The charter of our Sustainability Committee is available on our website.

Our Sustainability Committee is responsible for, among other things:

- assisting the board in identifying and evaluating the company's ESG opportunities and risks, including climate-related opportunities and risks;

- overseeing and evaluating the implementation and performance of ESG initiatives and projects; and

- advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.

## Compliance and Risk Committee

During the reporting period, our Compliance and Risk Committee consisted of Irene Lee, Albert Ng, Kabir Misra and J. Michael Evans. Ms. Lee is the chairman of our Compliance and Risk Committee. Ms. Lee, Mr. Ng and Mr. Misra satisfy the independence requirements of Section 303A of the NYSE Listed Company Manual and Rule 3.13 of the Hong Kong Listing Rules. The charter of our Compliance and Risk Committee is available on our website.

Our Compliance and Risk Committee is responsible for, among other things:

- overseeing our overall compliance and risk management requirements and overall compliance and risk management framework;

- evaluating key risk exposures and vulnerabilities and oversee the implementation of compliance and risk policies and procedures; and

- assessing the performance of members of management responsible for compliance and risk management, and advise our Compensation Committee to align the compensation of the chief executive officers of our subsidiary businesses with performance on compliance and risk management.

## Capital Management Committee

During the reporting period, our Capital Management Committee consisted of Joe Tsai, Eddie Wu, J. Michael Evans and Maggie Wu. Mr. Tsai is the chairman of our Capital Management Committee. The charter of our Capital Management Committee is available on our website.

Our Capital Management Committee is responsible for, among other things:

- establishing and overseeing the implementation of our overall capital management and allocation plan; and

- reviewing and advising our board, or approving, based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.

## Directors, Senior Management and Employees

# Employees

Alibaba Group periodically reviews its remuneration policy and compensation packages. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The Company's subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

Alibaba Group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees, service providers and consultants of Alibaba Group or affiliated companies under equity incentive plans adopted since the inception of the Company. For details of Alibaba Group's equity incentive plans, please refer to the section titled "Compensation – Equity Incentive Plans."

As of March 31, 2024, 2025 and 2026, we had a total of 204,891, 124,320 and 131,462 full-time employees, respectively.

We believe that we have a good working relationship with our employees and we have not experienced any significant labor disputes.

# Share Ownership

For information regarding the share ownership of our directors and Chief Executive Officer, see "Directors' Report – Disclosure of Interests." For information as to stock options granted to our directors, executive officers and other employees, see "– Compensation – Equity Incentive Plans."

# Insider Trading Policies

We have adopted insider trading policies and established procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE and the Hong Kong Stock Exchange.

# Corporate Governance Report

## Board of Directors

### Responsibilities

Our board directs and oversees the management of our business and affairs. The board is responsible for, among other things, (i) selecting and overseeing our Chief Executive Officer and other executive officers, (ii) setting or approving the long-term business strategy, objectives, mission and business plans of the Company and monitoring their implementation, (iii) determining executive officer compensation (either directly or by delegation to the Compensation Committee or another committee of the board); and (iv) monitoring and controlling the Company's operations and financial performance through the determination of the annual budget and annual operating plan. Our board delegates the responsibility of day-to-day business operations and decisions to the Company's executive directors and senior management team. The Board is also responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems and to review the effectiveness of such systems at least annually.

### Code of Ethics and Corporate Governance Guidelines

See the section "Directors, Senior Management and Employees – Board Practices – Code of Ethics and Corporate Governance Guidelines."

### Duties of Directors

See the section "Directors, Senior Management and Employees – Board Practices – Duties of Directors."

### Composition

As of March 31, 2026 and up to the date of this annual report, our board comprised ten directors, including four directors and six independent directors. Our Chairman is Joe Tsai. Our Chief Executive Officer is Eddie Wu. Please see "Directors, Senior Management and Employees – Directors and Senior Management" for further information.

We have received from each of our independent directors an annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules and consider each of the independent directors to be independent.

During the reporting period, our board had at all times met the requirements of the Hong Kong Listing Rules relating to the appointment of at least three independent directors, representing at least one-third of the board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

### Nomination and Terms of Directors

See the section "Directors, Senior Management and Employees – Board Practices – Nomination and Terms of Directors."

### Mechanisms for Board's Independent View and Input

We have established channels to ensure independent views and inputs are available to the board. In addition to independent directors, pursuant to our corporate governance guidelines, the board and each of its committees may consult with independent legal, financial, accounting and other advisors at the Company's expense. Apart from our regular board meetings, our independent directors also had opportunities to communicate with our Chairman in both formal and informal settings during the reporting period, including occasions without the presence of other directors. The board has reviewed the implementation and effectiveness of the above mechanisms for fiscal year 2026.

# Corporate Governance Report

## Board Committees

Our board of directors has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, a Sustainability Committee, a Compliance and Risk Committee and a Capital Management Committee. See the section "Directors, Senior Management and Employees – Board Practices – Board Committees."

Below is a summary of the work of our board committees during the reporting period.

### Audit Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Audit Committee" for the description of the composition and the role and function of the Audit Committee.

Our Audit Committee held six meetings during the reporting period and it had, among other things:

- reviewed the financial statements for the fiscal year ended March 31, 2025, the interim report and interim results announcement for the six months ended September 30, 2025, the quarterly results announcements for the quarters ended June 30, 2025, September 30, 2025 and December 31, 2025;

- approved the appointment of PricewaterhouseCoopers Zhong Tian, LLP and PricewaterhouseCoopers as the U.S. and Hong Kong independent registered public accounting firms of the Company, respectively;

- reviewed the audit plan and work of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers;

- reviewed the effectiveness of the Company's internal control over financial reporting; and

- reviewed the work of the Company's internal audit team, including operational and regulatory compliance matters.

### Compensation Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Compensation Committee" for the description of the composition and the role and function of the Compensation Committee.

Our Compensation Committee held three meetings during the reporting period and it had, among other things:

- reviewed our budget for long-term incentive awards;

- reviewed and approved the compensation granted to executive directors and executive officers; and

- approved and recommended to the board on matters relating to the annual cash bonus pool.

### Nominating and Corporate Governance Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Nominating and Corporate Governance Committee" for the description of the composition and the role and function of the Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee held one meeting during the reporting period and it had, among other things, nominated directors for re-election at the 2025 annual general meeting.

### Sustainability Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Sustainability Committee" for the description of the composition and the role and function of the Sustainability Committee.

Our Sustainability Committee held one meeting during the reporting period and it had, among other things, reviewed our ESG goals, ESG accomplishments during fiscal year 2025 and the ESG work plan for fiscal year 2026, and reviewed the 2025 ESG report.

### Compliance and Risk Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Compliance and Risk Committee" for the description of the composition and the role and function of the Compliance and Risk Committee.

Our Compliance and Risk Committee held three meetings during the reporting period and it had, among other things, reviewed the compliance and risk management reports of the Company, the Company's principal business groups and other subsidiary businesses.

### Capital Management Committee

See the section "Directors, Senior Management and Employees – Board Practices – Board Committees – Capital Management Committee" for the description of the composition and the role and function of the Capital Management Committee.

Our Capital Management Committee held three meetings during the reporting period and it had, among other things, reviewed fundraising plans for the Company and its subsidiaries, plans for disposal of non-core assets, dividend and share repurchase proposal and the equity-based incentive plans of certain of the Company's subsidiaries.

## Board Activities

During the reporting period, the board held four regular meetings and no ad hoc meeting. A summary of the attendance record of the directors at the board meetings, the board committee meetings and the annual general meeting is set out in the following table below:

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **Number of meeting(s) attended in person/by proxies/eligible to attend** | | | | | | | | |
| **Director** | **AGM** | **Board meetings Regular** | **Ad hoc** | **Audit Committee meetings** | **Compensation Committee meetings** | **Nominating and Corporate Governance Committee meetings** | **Sustainability Committee meetings** | **Compliance and Risk Committee meetings** | **Capital Management Committee meetings** |
| Joseph C. TSAI | 1/1 | 4/4 | N/A | N/A | N/A | N/A | 1/1 | N/A | 3/3 |
| Eddie Yongming WU | 1/1 | 4/4 | N/A | N/A | N/A | N/A | N/A | N/A | 3/3 |
| J. Michael EVANS | 0/1 | 4/4 | N/A | N/A | N/A | N/A | N/A | 3/3 | 3/3 |
| Maggie Wei WU | 0/1 | 4/4 | N/A | N/A | N/A | N/A | 1/1 | N/A | 3/3 |
| Jerry YANG | 1/1 | 4/4 | N/A | N/A | 2/3 | 1/1 | 1/1 | N/A | N/A |
| Wan Ling MARTELLO | 1/1 | 4/4 | N/A | 6/6 | N/A | N/A | N/A | N/A | N/A |
| Weijian SHAN | 0/1 | 4/4 | N/A | 6/6 | N/A | N/A | N/A | N/A | N/A |
| Irene Yun-Lien LEE | 1/1 | 3/4 | N/A | N/A | N/A | 1/1 | N/A | 3/3 | N/A |
| Albert Kong Ping NG | 1/1 | 4/4 | N/A | 6/6 | 3/3 | N/A | N/A | 3/3 | N/A |
| Kabir MISRA | 0/1 | 4/4 | N/A | N/A | 3/3 | N/A | N/A | 3/3 | N/A |

# Corporate Governance Report

## Continuous Professional Development of Directors

We provide each new director with orientation training to ensure that he or she has appropriate understanding of our business and such director is aware of his or her duties as director under the applicable laws and regulations. Our management regularly provides directors with updates about the Company's business, industry and regulatory environment, and also arranges training on relevant topics.

During the fiscal year ended March 31, 2026, each of our directors (namely Joe Tsai, Eddie Wu, Mike Evans, Maggie Wu, Jerry Yang, Wan Ling Martello, Weijian Shan, Irene Lee, Albert Ng and Kabir Misra) participated in continuous professional development by attending seminars or presentations or by reading materials.

## Directors' Remuneration Policy and Compensation of Executive Officers

Particulars of Director's remuneration and five highest paid employees of the Company as required to be disclosed pursuant to Appendix D2 to the Hong Kong Listing Rules are set out in note 33 to the consolidated financial statements.

Pursuant to code provision E.1.5 of part 2 of the Corporate Governance Code, the remuneration of the executive directors and senior management (whose biographies are set out in the section "Directors, Senior Management and Employees – Directors and Senior Management") by bands for the year ended March 31, 2026 is set out below:

| Remuneration bands | Number of individuals |
| --- | --- |
| Nil ~ RMB50,000,000 | 3 |
| RMB50,000,001 ~ RMB150,000,000 | 2 |
| Above RMB150,000,000 | 2 |

For information about our directors' remuneration policy and compensation of executive officers, please see the section "Directors, Senior Management and Employees – Compensation – Compensation of Directors and senior management."

# Risk Management and Internal Control

The board acknowledges that it is its responsibility to ensure that the Company has established and maintained adequate and effective risk management and internal control systems. For the avoidance of doubt, such systems are designed to manage rather than eliminate risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

We have established a three-tier risk management structure comprising the Compliance and Risk Committee at the board level, the risk management committee at the management level and the risk management working group. The Compliance and Risk Committee is responsible for overseeing our overall compliance and risk management and supervises the risk management committee, which includes members of senior management. The risk management committee is responsible for designing our risk management framework, including among other things, identifying major risks and formulating risk governance strategies, and monitoring, implementing, evaluating and improving the risk management framework. The risk management working group comprises risk management leaders at the business level as well as leaders of other functions, and is responsible for implementing specific risk management tasks. With respect to internal control, our management is responsible for establishing and maintaining adequate internal control. The Board, through the Audit Committee, monitors and oversees our internal control systems. We have an internal audit function.

The Compliance and Risk Committee and the Audit Committee each reviews our risk management systems and internal control systems, respectively, by reviewing relevant reports and information and meeting with management on a quarterly basis. As required by Rule 13a-15(c) of the U.S. Exchange Act, our management conducts an evaluation of our company's internal control over financial reporting. Based on these reviews, the Board believes that during the reporting period, the Company's risk management and internal control systems are effective and adequate.

# Directors' Responsibility in respect of the Financial Statements

The directors acknowledge their responsibility for preparing the financial statements of the Group for the reporting period. The directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern.

# Auditor's Remuneration

For details of the aggregate fees by categories in connection with certain professional services rendered by our principal accountant, see the section "Management Discussion and Analysis – Principal Accountant Fees and Services."

# Other Information

## Our Mission, Vision and Values

For details of our mission, vision, values and culture, see "Our Mission," "Our Vision" and "Our Values."

## Compliance with the Corporate Governance Code

In the opinion of the board, we have complied with all applicable code provisions as set out in Part 2 of the Corporate Governance Code during the fiscal year ended March 31, 2026.

## Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code, to regulate, among others, all dealings by directors and relevant employees of securities in the company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines throughout the fiscal year ended March 31, 2026.

## Framework for Disclosure of Inside Information

Our Board is responsible for the handling and dissemination of inside information. We have a framework for the handling and disclosure of inside information in compliance with applicable laws and regulations.

## Diversity

Potential director candidates shall be nominated for election to the board in accordance with our Articles. With reference to our corporate governance guidelines and the charter of the Nominating and Corporate Governance Committee, in identifying and evaluating director candidates, the Nominating and Corporate Governance Committee considers multiple aspects, such as professional skills and experiences, culture and diversity (including age, gender and cultural background), among other factors.

Our board of directors represents a diverse range of professional backgrounds and industry experiences. As of March 31, 2026, our board consisted of ten directors, including three female directors.

We are also committed to attracting, nurturing and retaining talents who form a diverse workforce. As of March 31, 2026, women accounted for 34.8% of our total employees and 28.6% of our executive officers.

# Corporate Governance Report

## Whistleblowing Policy

In order to ensure that all employees as well as other companies, organizations and individuals who deal with us have an effective channel to report non-compliance of our code of ethics and related policies, we have instituted whistleblower rules and procedures that may be established from time to time. If our employees know of or suspect a violation of applicable laws or regulations, the code of ethics, or our related policies, such employee must immediately report that information to the relevant person(s) in charge of the Internal Audit and Compliance Department and the Legal Department in accordance with the whistleblower rules and procedures.

## Anti-Corruption Policy

With a zero-tolerance stance against corruption, we have established and kept refining our anti-corruption system. To ensure that the system works effectively, we constantly put efforts into building an effective organizational structure and a robust management system. Additionally, we conduct regular assessments, perform periodic audits, and strengthen awareness training to improve our capabilities of conducting anti-corruption investigations and preventing risks.

We have established a well-developed management mechanism to prevent and manage risk incidents related to corruption.

At the beginning of each year, the Integrity and Compliance Department analyzes historical corruption cases to identify high-risk business activities and positions. Targeted training and regular monitoring are conducted accordingly. A continuous review of past cases further helps pinpoint potential risks.

Strengthening daily education and training is one of the best ways to prevent risks. We require all employees to pass Alibaba Group Code of Business Conduct exam each year. In addition, we offer targeted training to new employees, managers, employees in high-risk business activities or positions, and external partners and suppliers. Each year, all employees are required to sign a letter confirming their commitment to observing Alibaba Group Code of Business Conduct and engaging in anti-corruption practices.

We urge managers to assume responsibility for overseeing and managing anti-corruption efforts. Alibaba Group Code of Business Conduct mandates that managers prioritize risk control, champion positive culture, and provide their teams with effective guidance and support. The manager's performance results are linked to his or her team's performance in identifying and handling integrity risks. A manager will be held accountable if he or she fails to effectively fulfill his or her managerial duties in integrity, which will affect his or her performance results, including bonuses and promotions.

## Company Secretary

Mr. Kevin Jinwei Zhang is our company secretary. During the reporting period, Mr. Zhang has taken no less than 15 hours relevant professional trainings in accordance with the Hong Kong Listing Rules.

## Dividend Policy

See the section "Other Information for Shareholders – Dividend Policy."

## Shareholders Communication

We have adopted a shareholders communication policy, which aims to provide our shareholders with balanced and understandable information about the Company. The policy sets forth channels of communication with shareholders, including but not limited to publication of corporate communication (such as annual report, interim report and other information), posting corporate communication on the Company's website and shareholders' meetings. We encourage our shareholders to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings.

During the fiscal year ended March 31, 2026, the Nominating and Corporate Governance Committee reviewed the implementation and effectiveness of the shareholders communication policy, and considered that the policy has been properly implemented and effective.

Shareholders who would like to communicate with, or otherwise make his or her concerns known to, the board or the independent directors as a group, may do so by emailing to investor@alibaba-inc.com or writing to the attention of the company secretary at 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong SAR, the People's Republic of China.

Each communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. We will review and forward such communications to the appropriate party provided that the communication is not determined to be primarily commercial in nature or otherwise related to an improper or irrelevant topic. Such communications may be done confidentially or anonymously.

## Requisitioning an Extraordinary Meeting

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles. Pursuant to Article 57 of the Articles, extraordinary general meetings shall be convened upon the requisition of shareholders holding at the date of deposit of the requisition in aggregate not less than one-third of the voting rights of such of the issued shares of the Company (excluding treasury shares) as at that date of the deposit carries the right of voting at general meetings of the Company. The requisition must state the objects of the meeting, set forth a form of any resolutions proposed by the requisitionists for consideration at the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists. Our registered office in the Cayman Islands is located at the offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands.

If the directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of 21 days from the date of the deposit of the requisition.

Notwithstanding any other provision of the Articles, the shareholders who requisition a meeting: (i) may propose only Ordinary Resolutions (as defined in the Articles) to be considered and voted upon at such meeting; and (ii) shall have no right to propose any resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Save as set out in Article 57 of the Articles, the shareholders have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

Paragraph 14(5) of Appendix A1 to the Hong Kong Listing Rules provides "that members holding a minority stake in the total number of issued shares must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital (excluding treasury shares) of the issuer."

At the time of our secondary listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted us a waiver from compliance with Rule 19C.07(7) of the Hong Kong Listing Rules (which has, since January 1, 2022, become paragraph 14(5) of Appendix A1 of the Hong Kong Listing Rules) on certain conditions as set out in our prospectus dated November 15, 2019. On the basis that the circumstances under which the waiver was granted, other than our listing status on the Hong Kong Stock Exchange, have not changed, we have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with paragraph 14(5) (requisition of extraordinary general meetings) of Appendix A1 to the Hong Kong Listing Rules.

For additional information on such waiver and exemption, see "Exemptions and Waivers – Hong Kong Listing Rules."

## Significant Changes to Constitutional Documents

The latest version of our Articles is available on our website and the website of the Hong Kong Stock Exchange. There has not been any significant change in our constitutional documents during the reporting period.

# Directors' Report

We are pleased to present this directors' report together with our consolidated financial statements for the fiscal year ended March 31, 2026.

## Directors

Our directors who held office during the reporting period and up to the date of this annual report are:

### Directors

Mr. Joseph C. TSAI (*Chairman*)
Mr. Eddie Yongming WU (*Chief Executive Officer*)
Mr. J. Michael EVANS
Ms. Maggie Wei WU

### Independent Directors

Mr. Jerry YANG
Ms. Wan Ling MARTELLO
Mr. Weijian SHAN
Ms. Irene Yun-Lien LEE
Mr. Albert Kong Ping NG
Mr. Kabir MISRA

For biographical details of our directors, please see "Directors, Senior Management and Employees – Directors and Senior Management – Biographical Information."

## Principal Activities

Our Company is a holding company and conducts its businesses primarily through its subsidiaries. We provide the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way. For details of our principal activities during the reporting period, please see note 1 to our consolidated financial statements included in this annual report.

## Business Review

A business review of our Company, including a fair review of our business, particulars of important events affecting us that have occurred since the end of the fiscal year, an indication of likely future developments in our business, an analysis of our financial performance and our key relationships with our stakeholders who have a significant impact on us and on which our success depends, is set out in "Business Overview" and "Management Discussion and Analysis." These discussions form part of this directors' report.

## Principal Risks and Uncertainties

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flow, and prospects. A summary of the risk factors is set forth below.

Risks and uncertainties related to our business and industry include risks and uncertainties associated with the following:

- our ability to maintain the trusted status of our ecosystem, and to maintain and improve the network effects of our ecosystems;

- our ability to maintain or grow our business, as well as the impact of sustained investment in our business on our margins and net income;

- our ability to compete effectively and continue to innovate and adapt to changes in our industry;

- our ability to manage the significant management, operational and financial challenges in maintaining and growing our business and operations, and our ability to maintain our culture;

- economic conditions, geopolitical tensions and the impact of natural disasters or widespread health epidemics;

- national trade or investment policies, barriers to trade or investment and geopolitical conflicts, as well as export control, economic or trade sanctions and the trend towards trade and technology "de-coupling" and "de-risking";

- reputational harm, liabilities and other risks due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or persons;

- challenges in expanding our international and cross-border businesses and operations;

- the development, deployment and application of artificial intelligence technologies;

- risks relating to our acquisitions, investments and alliances, as well as regulatory approval and review requirements for acquisitions;

- risks arising from the broad range of evolving laws and regulations that affect our business, including but not limited to, regulations of digital platforms, regulations regarding privacy, data protection and cybersecurity, competition laws, content regulations, and consumer protection laws;

- security breaches and cyber-attacks;

- alleged pirated, counterfeit or illegal items or content, allegations of infringements of intellectual property rights, and our ability to protect our intellectual property rights;

- material litigation and regulatory proceedings;

- our ability to maintain or improve our technology infrastructure, risks relating to the performance, reliability and security of the Internet infrastructure and the effect of network and system interruptions;

- risks relating to Ant Group and Alipay, including our reliance on Alipay to conduct payment processing and escrow services on our marketplaces for a significant majority of our commerce business and our potential conflicts of interests with them;

- risks relating to a wide range and large number of third-party service providers and ecosystem participants;

- our ability to attract, motivate and retain our staff, including key management and experienced and capable personnel;

- fraudulent or illegal activities by our employees, business partners and service providers, and the effect of any fraud perpetuated and fictitious transactions conducted in our ecosystem;

# Directors' Report

- tax compliance efforts that may affect our merchants;

- effects of public scrutiny, or aggressive marketing and communication strategies of our competitors;

- quarter-to-quarter fluctuations of our results of operations;

- our ability to comply with and the enforcement of the terms of our indebtedness or enforcement of our obligations as a guarantor, our ability to raise additional capital and interest rate risks; and

- the potential insufficiency of insurance coverage.

Risks and uncertainties related to our corporate structure may arise from the following:

- our shareholders' limited ability to nominate and elect directors;

- differences between the interests of the Alibaba Partnership and our shareholders;

- anti-takeover provisions in our Articles of Association and provisions of our convertible senior notes discouraging acquisitions;

- our shareholders do not hold equity securities of our subsidiaries and the VIEs that have substantive business operations in China; and

- risks and uncertainties relating to the VIE structure, including regulatory risks and uncertainties; limitations of contractual arrangements in providing control over the VIEs; potential failure by the VIEs or their equity holders to perform their obligations; potential loss of the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs; potential conflicts of interests between us and the equity holders, directors and executive officers of the VIEs; as well as potential scrutiny of the contractual arrangements with the VIEs by the PRC tax authority.

Risks and uncertainties related to doing business in the PRC include risks and uncertainties associated with the following:

- changes and developments in the political and economic policies of the PRC government, including but not limited to that the PRC government may intervene in or influence our operations through adopting and enforcing rules and regulatory requirements, which may evolve quickly with little advance notice;

- uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations, including but not limited to actions the PRC government may take to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our and our subsidiaries' ability to offer securities to investors and cause our securities to decline in value or become worthless;

- PCAOB's ability to inspect our auditors in relation to their audit work performed for our financial statements and potential delisting of our ADSs from the U.S. pursuant to the HFCA Act;

- PRC regulations relating to investments in offshore companies and employee equity incentive plans;

- our reliance on dividends, loans and other distributions on equity paid by our operating subsidiaries in China, the risk that interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries, or the VIEs by the PRC government to transfer cash or assets that are in a business in the PRC or in a PRC entity may limit our ability to fund operations or for other use outside of the PRC and fluctuations in exchange rates;

- the potential impact of PRC laws and regulations related to Internet advertisement;

- the possibility that we may be subject to PRC income tax on our global income, and potential discontinuation of preferential tax treatments we currently enjoy;

- the possibility that dividends payable to foreign investors and gains on the sale of our securities by our foreign investors may become subject to PRC taxation, and uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company; and

- risks relating to the approval, filing or other requirements of PRC regulatory authorities in connection with future issuance of securities overseas.

Risks related to our ADSs and Shares include risks and uncertainties associated with the following:

- volatilities in the trading prices of our securities, the substantial future sales or perceived potential sales of our securities, the sustainability of active trading markets for our securities, and the conversion of our convertible senior notes as well as the capped call transactions;

- changes to our shareholder return initiatives;

- different characteristics of the capital markets in Hong Kong and the U.S., and the possibility of a public offering and listing of our equity securities in Shanghai or Shenzhen;

- the limited ability of our shareholders and U.S. authorities to bring actions against us;

- our exemptions from certain NYSE corporate governance standards and certain disclosure requirements, as well as our different practices as to certain matters compared with many other companies listed in Hong Kong;

- potential limitations on the ability of ADS holders to vote, transfer ADSs and receive distributions on our ordinary shares, and our discretionary proxy from the depositary of our ADSs;

- the exchange between our Shares and our ADSs that may affect liquidity and/or trading prices of our securities and cause delays;

- the possibility that we may be or may become a passive foreign investment company; and

- uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs.

# Environmental Policies and Performance

For details of our environmental policies and performance, please see our environmental, social and governance report for the year ended March 31, 2026.

# Compliance with Relevant Laws and Regulations

We believe that we are compliant in all material respects with relevant laws and regulations that have a significant impact on our operations during the reporting period. For further details of risks and uncertainties facing our Company, please see "Principal Risks and Uncertainties."

# Directors' Report

# Connected Transactions

During the fiscal year ended March 31, 2026, the Company had complied with the requirements specified under Chapter 14A of the Hong Kong Listing Rules in respect of its continuing connected transactions.

As discussed in "Business Overview – Organizational Structure – VIE Structure," we operate a number of businesses through contractual arrangements with VIEs due to, among other things, legal restrictions on foreign ownership and investment in certain industries in China. Such contractual arrangements constitute continuing connected transactions of our Company under the Hong Kong Listing Rules.

The following table sets forth details of our representatives VIEs and their respective equity holders as of March 31, 2026:

| Name of VIE | Registered owner(s) | Registered capital | Principal activities |
|---|---|---|---|
| Zhejiang Tmall Network Co., Ltd. 浙江天貓網絡有限公司 | Hangzhou Zhenxi Investment Management Co., Ltd. 杭州臻希投資管理有限公司 | RMB10,000,000 | Provision of value-added telecommunications services for Tmall in the PRC |
| Zhejiang Taobao Network Co., Ltd. 浙江淘寶網絡有限公司 | Hangzhou Zhenxi Investment Management Co., Ltd. 杭州臻希投資管理有限公司 | RMB65,000,000 | Provision of value-added telecommunications services for Taobao in the PRC |
| Alibaba Cloud Computing Ltd. 阿里雲計算有限公司 | Hangzhou Zhenxi Investment Management Co., Ltd. (99%) 杭州臻希投資管理有限公司 <br><br>Hangzhou Yunyi Network Technology Co., Ltd. (1%) 杭州芸怡網絡科技有限公司 | RMB1,010,101,010.1 | Involved in the operation of Cloud Intelligence Group |
| Zhejiang Diantao Good Things Network Co., Ltd. 浙江點淘好物網絡有限公司 | Hangzhou Baoxuan Investment Management Co., Ltd. 杭州寶軒投資管理有限公司 | RMB55,000,000 | Provision of value-added telecommunications services for  Diantao in the PRC |

We hold the significant majority of assets and operations in our subsidiaries and the significant majority of our revenue is captured directly by our subsidiaries. Please see "Management Discussion and Analysis – Variable Interest Entity Financial Information" and note 2(c) to our consolidated financial statements for further information.

For details of the waivers we have obtained from the Hong Kong Stock Exchange relating to such contractual arrangements, please see "Exemptions and Waivers – Hong Kong Listing Rules."

During the fiscal year ended March 31, 2026, save as disclosed in this sub-section, no related party transaction disclosed in note 25 to our consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Hong Kong Listing Rules for which disclosure is required.

# Major Customers and Major Suppliers

During the fiscal year ended March 31, 2026, less than 30% of our total revenue was generated from our five largest customers combined and less than 30% of our total cost of revenue and operating expenses was made from the five largest suppliers combined.

# Pre-Emptive Rights

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige our Company to offer new Shares on a pro-rata basis to the existing shareholders.

# Sufficiency of Public Float

Based on information that is publicly available to us and within the best knowledge of our directors as of the date of the annual report, our Company had maintained the prescribed percentage of public float under the Hong Kong Listing Rules during the reporting period.

# Donations

During the reporting period, we made charitable donations amounting to approximately RMB1,397 million (US$202 million).

# Debenture Issued

Save as disclosed in the section titled "Other Information for Shareholders – Use of Proceeds from the Notes Offering" in this annual report, no other debenture was issued by us during the reporting period.

# Equity-Linked Agreements

Save as disclosed in the sections titled "Directors, Senior Management and Employees – Equity Incentive Plans" and "Other Information for Shareholders – Use of Proceeds from the Notes Offering" in this annual report, no equity-linked agreement was entered into by us or existed during the reporting period.

# Dividend

Save as disclosed in the section titled "Other Information for Shareholders – Dividend Policy" in this annual report, no other dividend was declared by us during the reporting period.

# Permitted Indemnity

A permitted indemnity provision for the benefit of the directors is currently in force and was in force throughout the reporting period. The Company has taken out and maintained appropriate insurance coverage in respect of potential legal actions against the directors and officers of the Company.

# Distributable Reserves

As of March 31, 2026, our Company's distributable reserves were RMB618,182 million (US$89,618 million).

# Gearing Ratio

We monitor our Company's financial health and liquidity position by reviewing its total debts to adjusted EBITDA ratio and total debts to total capital ratio. Our total debts is defined as the sum of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Our total debts to adjusted EBITDA ratio is calculated by dividing total debts by adjusted EBITDA for the last twelve months. Our total debts to total capital ratio is calculated by dividing total debts by total capital. Total capital is calculated as total equity plus total debts. Our total debt to Adjusted EBITDA ratio was 1.14 and 2.29 as at March 31, 2025 and 2026, respectively. Reconciliation of net income to Adjusted EBITDA is included in "Management Discussion and Analysis – Non-GAAP Measures." Our Group's total debts to total capital ratio was 17.62% and 18.86% as at March 31, 2025 and 2026, respectively.

# Directors' Report

## Disclosure of Interests

The following tables set forth:

- the interest and short positions of our directors and Chief Executive Officer in the shares, underlying shares and debentures of our Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by us pursuant to Section 352 of the SFO; or (c) as otherwise notified to us and the Hong Kong Stock Exchange pursuant to the Model Code; and

- the interest and short positions of persons other than our directors and Chief Executive Officer in the Shares and underlying Shares which would fall to be disclosed to us pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by us pursuant to Section 336 of the SFO,

in each case as of March 31, 2026. Moreover, information about persons other than our directors and Chief Executive Officer, including our substantial shareholders (as defined under SFO), was obtained solely from publicly available information on the website of the Hong Kong Stock Exchange or as otherwise the Company is aware, and the Company cannot guarantee the accuracy and completeness of such information.

## Directors and Chief Executive Officer

### Interest in our Company

| Name of director/ chief executive officer | Capacity/nature of interest | Number of shares/ underlying shares[1], [2] | | Approximate % of shareholding[3] |
|---|---|---|---|---|
| | | (in the number of Shares) | (in the number of ADSs) | |
| Joseph C. TSAI[4] | Beneficial owner | 881,072 (L) | 110,134 (L) | 0.00% |
| | Interest of spouse | 1,280,000 (L) | 160,000 (L) | 0.01% |
| | Founder of a discretionary trust who can influence how the trustee exercises his discretion | 10,749,496 (L) | 1,343,687 (L) | 0.06% |
| | Interest in controlled corporation | 260,924,840 (L) | 32,615,605 (L) | 1.36% |
| | | 273,835,408 (L) | 34,229,426 (L) | 1.43% |
| Eddie Yongming WU[5] | Beneficial owner | 42,199,752 (L) | 5,274,969 (L) | 0.22% |
| | Interest of spouse | 108,000 (L) | 13,500 (L) | 0.00% |
| | Founder of a discretionary trust who can influence how the trustee exercises his discretion | 12,320,000 (L) | 1,540,000 (L) | 0.06% |
| | | 54,627,752 (L) | 6,828,469 (L) | 0.29% |
| J. Michael EVANS[6] | Beneficial owner | 9,964,000 (L) | 1,245,500 (L) | 0.05% |
| Maggie Wei WU[7] | Beneficial owner | 3,661,632 (L) | 457,704 (L) | 0.02% |
| | Founder of a discretionary trust who can influence how the trustee exercises his discretion | 7,200,000 (L) | 900,000 (L) | 0.04% |
| | | 10,861,632 (L) | 1,357,704 (L) | 0.06% |
| Jerry YANG | Beneficial owner | 485,072 (L) | 60,634 (L) | 0.00% |
| Wan Ling MARTELLO | Beneficial owner | 360,000 (L) | 45,000 (L) | 0.00% |
| Weijian SHAN | Beneficial owner | 144,800 (L) | 18,100 (L) | 0.00% |
| Irene Yun-Lien LEE | Beneficial owner | 138,600 (L) | 17,325 (L) | 0.00% |
| Albert Kong Ping NG | Beneficial owner | 133,600 (L) | 16,700 (L) | 0.00% |
| Kabir MISRA | Beneficial owner | 528,800 (L) | 66,100 (L) | 0.00% |

Notes:

1. The letter "L" stands for long position.

2. Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded down to the nearest whole number and for reference only.

# Directors' Report

3. The calculation is based on a total of 19,134,051,238 Shares in issue as of March 31, 2026.

4. The interests comprised (i) 811,072 Shares held by Joe Tsai; (ii) 70,000 Shares underlying the outstanding RSUs granted to Joe Tsai; (iii) 1,280,000 Shares held by his spouse; (iv) 10,749,496 Shares held by Joe and Clara Tsai Foundation Limited, a company incorporated under the law of the Island of Guernsey that has granted Joe Tsai a revocable proxy over these Shares and which is wholly-owned by Joe and Clara Tsai Foundation; (v) 147,385,672 Shares held by Parufam Limited, a Bahamas corporation of which Joe Tsai is the sole director; and (vi) 113,539,168 Shares held by PMH Holding Limited, a British Virgin Islands corporation of which Joe Tsai is the sole director.

5. The interests comprised (i) 959,752 Shares held by Eddie Wu; (ii) 1,240,000 Shares underlying the outstanding RSUs and 40,000,000 Shares underlying the outstanding share options granted to Eddie Wu; (iii) 108,000 Shares held by his spouse; and (iv) 12,320,000 Shares held by a discretionary trust of which Eddie Wu is a founder.

6. The interests comprised (i) 764,000 Shares underlying the outstanding RSUs; and (ii) 9,200,000 Shares underlying the outstanding share options granted to Mike Evans.

7. The interests comprised (i) 3,613,352 Shares held by Maggie Wu; (ii) 48,280 Shares underlying the outstanding RSUs granted to Maggie Wu; and (iii) 7,200,000 Shares held by a discretionary trust of which Maggie Wu is a founder.

Save as disclosed above, as of March 31, 2026, none of our directors or Chief Executive Officer had any interest or short position in the shares, underlying shares or debentures of our Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to us and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which were taken or deemed to have taken under such provisions of the SFO), or which were recorded in the register required to be kept pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to us and the Hong Kong Stock Exchange.

## Substantial Shareholders

| Name of shareholder | Capacity/nature of interest | Number of shares/ underlying shares[1], [2] | | Approximate % of shareholding[3] |
|---|---|---|---|---|
| | | *(in the number of Shares)* | *(in the number of ADSs)* | |
| JPMorgan Chase & Co.[4] | Beneficial owner | 541,266,475 (L) | 67,658,309 (L) | 2.83% |
| | | 564,587,277 (S) | 70,573,409 (S) | 2.95% |
| | Trustee | 1,686,040 (L) | 210,755 (L) | 0.01% |
| | Investment manager | 300,350,667 (L) | 37,543,833 (L) | 1.57% |
| | | 5,814,311 (S) | 726,788 (S) | 0.03% |
| | Person having a security interest in shares | 71,754,428 (L) | 8,969,303 (L) | 0.38% |
| | Approved lending agent | 604,425,548 (L) | 75,553,193 (L) | 3.16% |
| | | 604,425,548 (P) | 75,553,193 (P) | 3.16% |
| | | 1,519,483,158 (L) | 189,935,394 (L) | 7.94% |
| | | 570,401,588 (S) | 71,300,198 (S) | 2.98% |
| | | 604,425,548 (P) | 75,553,193 (P) | 3.16% |
| Citigroup Inc.[5] | Interest in controlled corporation | 170,259,456 (L) | 21,282,432 (L) | 0.89% |
| | | 192,983,898 (S) | 24,122,987 (S) | 1.01% |
| | Person having a security interest in shares | 711,420 (L) | 88,927 (L) | 0.00% |
| | Approved lending agent | 848,284,950 (L) | 106,035,618 (L) | 4.43% |
| | | 848,284,950 (P) | 106,035,618 (P) | 4.43% |
| | | 1,019,255,826 (L) | 127,406,978 (L) | 5.33% |
| | | 192,983,898 (S) | 24,122,987 (S) | 1.01% |
| | | 848,284,950 (P) | 106,035,618 (P) | 4.43% |
| BlackRock, Inc.[6] | Interest in controlled corporation | 983,512,344 (L) | 122,939,043 (L) | 5.14% |
| | | 3,297,800 (S) | 412,225 (S) | 0.02% |

Notes:

1. The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

2. Each ADS represents eight Shares. The number of ADSs is, where applicable, rounded down to the nearest whole number and for reference only.

3. The calculation is based on a total of 19,134,051,238 Shares in issue as of March 31, 2026.

4. According to the disclosure of interests notice filed by JPMorgan Chase & Co. regarding the relevant event dated March 31, 2026, (a) 541,266,475 Shares (long position) and 564,587,277 Shares (short position) were held by JPMorgan Chase & Co. directly; (b) 1,686,040 Shares (long position) were held by a trust of which JPMorgan Chase & Co. is a trustee; and (c) the remaining interests were held by JPMorgan Chase & Co. indirectly through certain of its controlled corporations. Among them, (i) 197,573,896 Shares (long position) and 223,953,676 Shares (short position) were held through physically settled listed derivatives; (ii) 3,824,078 Shares (long position) and 21,915,828 Shares (short position) were held through cash settled listed derivatives; (iii) 34,876,259 Shares (long position) and 89,736,470 Shares (short position) were held through physically settled unlisted derivatives; (iv) 87,695,206 Shares (long position) and 76,294,262 Shares (short position) were held through cash settled unlisted derivatives; and (v) 84,576,452 Shares (long position) and 5,882,613 Shares (short position) were held through listed derivatives which are convertible instruments.

# Directors' Report

5. According to the disclosure of interests notice filed by Citigroup Inc. regarding the relevant event dated January 20, 2026, 170,259,456 Shares (long position) and 192,983,898 Shares (short position) interests were held by Citigroup Inc. indirectly through certain of its controlled corporations. Among them, (i) 79,028,096 Shares (long position) and 32,450,835 Shares (short position) were held through physically settled listed derivatives; (ii) 62,444,479 Shares (long position) and 129,685,294 Shares (short position) were held through physically settled unlisted derivatives; (iii) 7,555,772 Shares (long position) and 17,765,010 Shares (short position) were held through cash settled unlisted derivatives; and (iv) 208,720 Shares (long position) were held through listed derivatives which are convertible instruments.

6. According to the disclosure of interests notice filed by BlackRock, Inc. regarding the relevant event dated June 13, 2025, 983,512,344 Shares (long position) and 3,297,800 Shares (short position) were held by BlackRock, Inc. indirectly through certain of its controlled corporations. Among them, (i) 6,137,756 Shares (long position) and 3,297,800 Shares (short position) were held through cash settled unlisted derivatives; and (ii) 6,572,498 Shares (long position) were held through listed derivatives which are convertible instruments.

Save as disclosed above, as of March 31, 2026, so far as known to the Company, no person (other than our directors and Chief Executive Officer) had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to us under Divisions 2 and 3 of Part XV of the SFO, or would fall to be recorded in the register required to be kept by us pursuant to Section 336 of the SFO.

## Directors' Interests in Transactions, Arrangements or Contracts of Significance

Save as disclosed in the sections titled "Business Overview – Organizational Structure – VIE Structure" and "Connected Transactions" and note 24 to our consolidated financial statements, none of our directors or any entity connected with our directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which our Company or any of its subsidiaries or their subsidiaries was a party subsisting during the reporting period.

## Compensation of Directors and the Five Highest Paid Individuals

For details of the compensation of the directors and executive officers, please see "Directors, Senior Management and Employees – Compensation." For further details of the compensation of the directors and the five highest paid individuals, please see note 33 to our consolidated financial statements included in this annual report.

None of our directors waived or agreed to waive any compensation and there were no emoluments paid by our Group to any of the directors as an inducement to join, or upon joining our Group, as compensation for loss of office.

## Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of our Company was entered into or existed during the reporting period.

## Directors' Rights to Acquire Shares or Debentures

Save as disclosed in the section titled "Directors' Report – Disclosure of Interests – Directors and Chief Executive Officer", at no time during the reporting period was our Company or any of its subsidiaries a party to any arrangements to enable our directors to acquire benefits by means of the acquisition of shares in, or debentures of, our Company or any of its subsidiaries; and none of our directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of our Company or any other body corporate, or had exercised any such right.

# Directors' Competing Business

Each of our directors confirms that, as of the date of the annual report, he or she did not have any interest in a business which competes or is likely to compete, directly or indirectly, with our business, and requires disclosure under Rule 8.10 of the Hong Kong Listing Rules.

By order of the Board
**Alibaba Group Holding Limited**
Joseph C. TSAI
*Chairman*

Hong Kong
May 20, 2026

# Other Information for Shareholders

## Listing Venues

Our ADSs have been listed on the NYSE since September 19, 2014 under the symbol "BABA." Each ADS represents eight Shares. Our Shares have been listed on the Hong Kong Stock Exchange since November 26, 2019 under the stock code "9988." On August 28, 2024, we completed the voluntary conversion of our secondary listing status to a primary listing status on the Hong Kong Stock Exchange, and became a dual-primary listed company on the Hong Kong Stock Exchange and the NYSE. Our ADSs and Shares listed in Hong Kong are easily convertible. Please see "Description of Securities and Conversion – Conversion between ADSs and Shares" for more details on the conversion procedures.

## Description of Securities and Conversion

### American Depositary Shares

#### Fees Paid by Our ADS Holders

As an ADS holder, you will be required to pay the following service fees to the depositary, Citibank, N.A.:

| Persons depositing or withdrawing shares or ADS holders must pay: | For: |
|---|---|
| Up to US$5.00 per 100 ADSs (or fraction thereof) | • Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs). |
|  | • Delivery of Shares against surrender of ADSs. |
|  | • Distribution of cash dividends or other cash distributions. |
|  | • Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs. |
|  | • Distribution of securities other than ADSs or rights to purchase additional ADSs. |
| Up to US$5.00 per 100 ADSs (or fraction thereof) per calendar year | • ADS services. |

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

- taxes (including applicable interest and penalties) and other governmental charges;

- fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the Cayman Islands (i.e., upon deposit and withdrawal of Shares);

- expenses incurred for converting foreign currency into U.S. dollars;

- expenses for cable, telex and fax transmissions and for delivery of securities;

- fees and expenses as are incurred by the depositary in connection with compliance with applicable exchange control regulations;

- cable, telex and facsimile transmission and delivery expenses as expressly provided in the Deposit Agreement; and

- fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of these changes.

### Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. For fiscal year 2026, the depositary shared with us US$29 million, after deduction of applicable U.S. taxes.

## Conversion between ADSs and Shares

### Conversion between Shares Trading in Hong Kong and ADSs

In connection with the listing of our Shares on the Hong Kong Stock Exchange, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which is maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, is maintained by our Principal Share Registrar.

As described in further detail below, holders of Shares registered on the Hong Kong share register are able to convert these Shares into ADSs, and vice versa. To facilitate fungibility and conversion between ADSs and Shares and trading between the NYSE and the Hong Kong Stock Exchange, we moved a portion of our issued Shares that are represented by ADSs from our Cayman share register to our Hong Kong share register.

#### Our ADSs

Our ADSs are traded on the NYSE. Dealings in our ADSs on the NYSE are conducted in U.S. Dollars.

ADSs may be held either:

- directly, by having a certificated ADS, or an American Depositary Receipt, or ADR, registered in the holder's name, or by holding in the direct registration system, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto; or

- indirectly, through the holder's broker or other financial institution.

# Other Information for Shareholders

The depositary for our ADSs is Citibank, N.A., whose office is located at 388 Greenwich Street, New York, New York 10013, United States. The depositary's custodian in Hong Kong is Citibank, N.A. – Hong Kong branch, whose office is located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

## Converting Shares Trading in Hong Kong into ADSs

An investor who holds Shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Shares with the depositary's Hong Kong custodian, Citibank, N.A. – Hong Kong branch, or the custodian, in exchange for ADSs.

A deposit of Shares trading in Hong Kong in exchange for ADSs involves the following procedures:

- If Shares have been deposited with CCASS, the investor must transfer Shares to the depositary's account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed conversion form to the depositary (hkadroperations@citi.com) via his or her broker.

- If Shares are held outside CCASS, the investor must arrange to deposit his or her Shares into CCASS for delivery to the depositary's account with the custodian within CCASS, submit and deliver a request for conversion form to the custodian and after duly completing and signing such conversion form, deliver such conversion form to the custodian.

- Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will issue the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs to the designated DTC account of the person(s) designated by an investor or his or her broker.

- The investor (or one of its agents) must deliver a certification to the depositary that (i) the shareholder is not the company or an affiliate of the company, or acting on behalf of the company or one of its affiliates, (ii) the deposited shares are not "restricted securities" (as defined in the Deposit Agreement), and (iii) the deposited shares were acquired in either (a) an open market transaction executed on, or in a "direct business" transaction between a broker and its client reported to, the Hong Kong Stock Exchange, (b) a transaction registered with the SEC under the U.S. Securities Act, or (c) a transaction exempt from registration with the SEC (and the applicable restricted period or distribution compliance period has elapsed).

For Shares deposited in CCASS, under normal circumstances, the above steps generally require two business days. For Shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

## Converting ADSs to Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his or her ADSs into Shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Shares from our ADS program and cause his or her broker or other financial institution to trade such Shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker should follow the broker's procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Shares from Citibank's account on the CCASS system to the investor's Hong Kong stock account. The broker, upon receiving instructions from its client, should surrender the ADSs to Citibank and said instructions to Citibank (drcerts@citi.com / citiadr@citi.com / drbrokerservices@citi.com) to cancel the ADSs with share delivery instructions in CCASS.

# Other Information for Shareholders

For investors holding ADSs directly, the following steps must be taken:

- To withdraw Shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.

- Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver Shares underlying the canceled ADSs to the CCASS account designated by an investor.

- If an investor prefers to receive Shares outside CCASS, he or she must receive Shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Shares in their own names with the Hong Kong Share Registrar.

For Shares to be received in CCASS, under normal circumstances, the above steps generally require two business days. For Shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures is subject to there being a sufficient number of Shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Shares on the Hong Kong share register to facilitate such withdrawals.

### Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Shares, the depositary may require:

- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

- compliance with procedures it may establish, from time to time, consistent with the Deposit Agreement, including presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so or it would violate any applicable law or the depositary's policies or procedures.

All costs attributable to the transfer of Shares to effect a withdrawal from or deposit of Shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Shares and ADSs should note that the Hong Kong Share Registrar will charge HK$2.50 (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Shares and ADSs must pay US$5.00 (or less) per 100 ADSs for each issuance of ADSs and for each cancelation of ADSs, as the case may be, in connection with the deposit of Shares into, or withdrawal of Shares from, our ADS program.

# Other Information for Shareholders

# Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended March 31, 2026, as part of our share repurchase program initiative, we repurchased a total of 73 million Shares on the NYSE for an aggregate consideration of US$1.0 billion.

Details of the Shares repurchased on the NYSE are as follows:

| Month of repurchase | Number of Shares underlying ADSs repurchased[1] | Highest price paid (US$) | Lowest price paid (US$) | Aggregate consideration paid (US$, in millions) |
|---|---|---|---|---|
| April 2025 | 30,630,480 | 16.76 | 11.97 | 427 |
| May 2025 | 13,559,320 | 16.79 | 14.02 | 210 |
| June 2025 | 11,685,192 | 15.00 | 13.92 | 168 |
| July 2025 | 11,019,160 | 15.00 | 12.96 | 154 |
| August 2025 | 5,839,336 | 15.00 | 14.52 | 87 |
| **Total** | 72,733,488 | | | 1,046 |

(1)     Each ADS represents eight Shares.

As of the date of this annual report, all the Shares repurchased during the year ended March 31, 2026 have been canceled.

In addition, our equity incentive award agreements generally provide that, in the event of a grantee's termination for cause (including any commission of an act of fraud, dishonesty or ethical breach) or violation of a non-competition undertaking, we will have the right to terminate grants, forfeit and cancel shares or, if applicable, repurchase the shares acquired by the grantee, generally at the original purchase price or the exercise price paid for these shares.

Save as disclosed above, neither our Company nor any of its subsidiaries purchased, sold or redeemed any of our Company's securities listed on the Hong Kong Stock Exchange or the NYSE (including sale of treasury shares) during the year ended March 31, 2026. As of March 31, 2026, our Company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

# Use of Proceeds from the Notes Offering

## September 2025 Notes Offering

In September 2025, we completed a private offering (the "September 2025 Notes Offering") of US$3.168 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the "September 2025 Notes"). In connection with the September 2025 Notes Offering, we also entered into capped call transactions (the "Capped Call Transactions") with certain financial institutions at the costs of US$184 million. The cap price of the Capped Call Transactions is initially US$235.46 per ADS (subject to certain adjustments), which represents a premium of 60% over the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing of the Notes Offering of HK$143.30, which is converted and multiplied by eight, the ordinary-share-to-ADS ratio, to US$147.16 (the "Reference Share Price"). The September 2025 Notes have been offered to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act.

The Company intended to use the net proceeds from the September 2025 Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations. Specifically, the allocation includes (i) approximately 80% directed towards enhancing its cloud infrastructure, which encompasses scaling up data centers, upgrading technology, and improving services to meet growing demand, and (ii) the remaining 20% invested in expanding international commerce operations, focusing on operational investments that will enable the Company to enhance its market presence and efficiency.

The September 2025 Notes will mature on September 15, 2032, unless earlier redeemed, repurchased or converted in accordance with their terms prior to such date. Prior to the close of business on the business day immediately preceding March 15, 2032, holders will have the right to convert all or any portion of their notes, in multiples of US$1,000 principal amount, only upon satisfaction of certain conditions. On or after March 15, 2032, until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their notes, in multiples of US$1,000 principal amount, at their option at any time irrespective of the foregoing conditions. Upon conversion, we retain flexibility to control any potential dilution with full discretion to settle the conversions in cash or ADSs, or a combination of both. Holders may also elect to receive ordinary shares in lieu of any ADSs upon conversion.

The initial conversion rate for the Notes is 5.1773 ADSs per US$1,000 principal amount of the September 2025 Notes, which is equivalent to an initial conversion price of approximately US$193.15 per ADS (or HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio). The initial conversion price represents a premium of approximately 31.25% over the Reference Share Price, and the conversion rate will be subject to adjustment in some events, including but not limited to a share split, a share combination, cash distributions, certain issuances of rights, options or warrants, distribution of capital stock, certain tender or exchange offers, and certain other dilutive events.

The net price of each conversion share, based on the estimated net proceeds of approximately US$3.13 billion and 16,401,686 conversion shares (in the form of ADSs) that are issuable under the September 2025 Notes (excluding adjustment and make-whole adjustments), is expected to be approximately US$190.60. Upon exercise in full of the conversion rights attached to the September 2025 Notes at the initial conversion price of US$193.15 per ADS (equivalent to HK$188.08 per ordinary share, as converted and divided by eight, the ordinary-share-to-ADS ratio), a total of approximately 16,401,686 ADSs (or 131,213,488 ordinary shares) will be issued.

For further details of the September 2025 Notes Offering, please see the announcements of our Company dated September 11, 2025 and September 17, 2025.

# Other Information for Shareholders

The net proceeds raised from the September 2025 Notes Offering were used according to the intentions as disclosed in the announcement of our Company dated September 11, 2025. As of March 31, 2026, the unutilized proceeds amounted to US$518 million.

A summary of the utilization of the net proceeds from the September 2025 Notes Offering as of March 31, 2026 is as follows:

| General Corporate purposes | Net proceeds from the September 2025 Notes Offering (US$ in millions) | Amount of net proceeds utilized during the reporting period (US$ in millions) | Actual use of proceeds up to March 31, 2026 (US$ in millions) |
| --- | --- | --- | --- |
| Enhancing cloud infrastructure | 2,504 | 1,986 | 1,986 |
| Expanding international commerce operations | 626 | 626 | 626 |
| **Total** | **3,130** | **2,612** | **2,612** |

# Exchange Offer for the USD Notes from the November 2024 Notes Offering

In November 2024, we completed a private offering (the "November 2024 Notes Offering") of (i) US$2.65 billion aggregate principal amount of U.S. dollar-denominated senior unsecured notes, consisting of (a) US$1,000,000,000 4.875% notes due 2030 at an issue price per note of 99.838%; (b) US$1,150,000,000 5.250% notes due 2035 at an issue price per note of 99.649%; and (c) US$500,000,000 5.625% notes due 2054 at an issue price per note of 99.712% (collectively, the "USD Notes") and (ii) RMB17 billion aggregate principal amount of RMB-denominated senior unsecured notes consisting of (a) RMB8,400,000,000 2.65% notes due 2028 at an issue price per note of 100%; (b) RMB5,000,000,000 2.80% notes due 2029 at an issue price per note of 100%; (c) RMB2,500,000,000 3.10% notes due 2034 at an issue price per note of 100%; and (d) RMB1,100,000,000 3.50% notes due 2044 at an issue price per note of 100% (collectively, the "RMB Notes," together with the USD Notes, the "November 2024 Notes").

In September 2025, we commenced an exchange offer to exchange (i) up to US$1,000 million aggregate principal amount of 4.875% Senior Notes due 2030, (ii) up to US$1,150 million aggregate principal amount of 5.250% Senior Notes due 2035, and (iii) up to US$500 million aggregate principal amount of 5.625% Senior Notes due 2054, which have been registered under the U.S. Securities Act, for equal principal amounts of our outstanding USD Notes (the "Exchange Offer"). In October 2025, we completed the Exchange Offer and substantially all of the USD Notes had been tendered and cancelled. We did not receive any proceeds from the Exchange Offer.

For further details of the Exchange Offer, please see the announcements of our Company dated September 5, 2025 and October 9, 2025.

# Taxation

The following is a general summary of certain Cayman Islands, Chinese mainland, Hong Kong SAR and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Chinese mainland, Hong Kong SAR and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion states definitive legal conclusions under PRC tax laws and regulations, it is the opinion of Fangda Partners, our PRC counsel.

## Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought into, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, as the case may be, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

## People's Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and its implementation rules, both of which became effective on January 1, 2008 and were most recently amended on December 29, 2018 and December 6, 2024, respectively, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any non-resident enterprise's jurisdiction of incorporation has a tax treaty with China that provides for a lower withholding tax rate for which the foreign investor is eligible.

Under the EIT Law, an enterprise established outside of China with a "de facto management body" within China is considered a "resident enterprise," which means that it is treated in the same manner as a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define "de facto management body" as a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise, the only official guidance for this definition currently available is set forth in Circular 82 issued by the STA, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Alibaba Group Holding Limited does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in Circular 82 to evaluate the tax residence status of Alibaba Group Holding Limited and its subsidiaries outside the PRC.

According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a "de facto management body" in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:

- the primary location of the day-to-day operational management is in the PRC;

- decisions relating to the enterprise's financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

- the enterprise's primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in the PRC; and

- 50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that we meet any of the conditions outlined in the immediately preceding paragraph. Alibaba Group Holding Limited and its offshore subsidiaries are incorporated outside the PRC. As a holding company, our key assets and records, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC "resident enterprise" by the PRC tax authorities. Accordingly, we believe that Alibaba Group Holding Limited and our offshore subsidiaries should not be treated as a "resident enterprise" for PRC tax purposes if the criteria for "de facto management body" as set forth in Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term "de facto management body" as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then the dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders or ADS holders that are non-resident enterprises as well as gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of 10%, unless any of the non-resident enterprises' jurisdictions has a tax treaty with China that provides for a preferential treatment.

Furthermore, if we are considered a PRC resident enterprise and the competent PRC tax authorities consider dividends we pay with respect to our shares or ADSs and the gains realized from the transfer of our shares or ADSs to be income derived from sources within the PRC, the dividends we pay to our overseas shareholders or ADS holders who are non-resident individuals, and gains realized by those shareholders or ADS holders from the transfer of our shares or ADSs, may be subject to PRC individual income tax at a rate of 20%, unless any of the non-resident individuals' jurisdictions has a tax treaty with China that provides for a preferential tax rate or a tax exemption. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

# Other Information for Shareholders

## Hong Kong Taxation

Our subsidiaries incorporated in Hong Kong were subject to Hong Kong profits tax at a rate of 16.5% in the fiscal years ended March 31, 2024, 2025 and 2026.

Our principal register of members is maintained by our Principal Share Registrar in the Cayman Islands, and our Hong Kong register of members is maintained by the Hong Kong Share Registrar in Hong Kong.

Dealings in our Shares registered on our Hong Kong share register are subject to Hong Kong stamp duty. The stamp duty is charged to each of the seller and purchaser at the rate of 0.1% (rounded up to the nearest dollar) of the consideration for, or (if greater) the value of, our Shares transferred. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of our Shares. In addition, a fixed duty of HK$5.00 is charged on each instrument of transfer or transfer deed (if required).

To facilitate ADS-ordinary share conversion and trading between the NYSE and the Hong Kong Stock Exchange, we have moved a portion of our issued ordinary shares from our Cayman share register to our Hong Kong share register. It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter.

## Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences of the ownership and disposition of our ADSs and ordinary shares. The discussion set forth below is applicable only to United States Holders that hold ADSs or ordinary shares as capital assets (generally, property held for investment). As used herein, the term "United States Holder" means a beneficial owner of an ADS or ordinary share that is for United States federal income tax purposes:

- an individual who is a citizen or resident of the United States;

- a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to United States federal income taxation regardless of its source; or

- a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons has or have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

- a dealer in securities or currencies;

- a financial institution;

- a regulated investment company;

- a real estate investment trust;

- an insurance company;

- a tax-exempt organization;

- a person holding our ADSs or ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

- a trader in securities that has elected the mark-to-market method of accounting for your securities;

- a person liable for alternative minimum tax;

- a person who owns or is deemed to own 10% or more of our stock (by vote or value);

- a person required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

- a partnership or other pass-through entity for United States federal income tax purposes; or

- a person whose "functional currency" is not the U.S. dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date of this annual report, as well as the current income tax treaty between the United States and the PRC, which is hereinafter referred to as the Treaty. Those authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary assumes that the Deposit Agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ADSs or ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

### ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

### Taxation of Dividends

Subject to the discussion under "– Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code. The following discussion assumes that all dividends will be paid in U.S. dollars.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate United States investors from a qualified foreign corporation may be treated as "qualified dividend income" that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United

# Other Information for Shareholders

States Treasury Department guidance indicates that our ADSs (which are listed on the NYSE) are readily tradable on an established securities market in the United States. Thus, subject to the discussion under "– Passive Foreign Investment Company" below, we believe that any dividends we pay on our ordinary shares that are represented by ADSs will be potentially eligible for these reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market in the United States, we believe that any dividends that we pay on our ordinary shares that are not represented by ADSs do not currently meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in subsequent years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we were deemed to be a PRC resident enterprise under the EIT Law, although no assurance can be given, we might be eligible for the benefits of the Treaty. If we were eligible for such benefits, subject to the discussion under "– Passive Foreign Investment Company" below, dividends we pay on our ordinary shares, regardless of whether the shares are represented by ADSs, would be potentially eligible for the reduced rates of taxation. See "– People's Republic of China Taxation" above.

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate United States Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or PFIC, with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. See "– Passive Foreign Investment Company" below.

In the event that we were deemed to be a PRC resident enterprise under the EIT Law, you might be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. See "– People's Republic of China Taxation" above. In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for Treaty benefits, any PRC taxes on dividends will not be creditable against your United States federal income tax liability to the extent withheld at a rate exceeding the applicable Treaty rate. In addition, United States Treasury regulations addressing foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct any PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange, as described under "– Taxation of Capital Gains or Losses" below. Consequently, any distributions in excess of our current and accumulated earnings and profits will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on those distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distributions of ADSs, ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. Consequently, these distributions will generally not give rise to foreign source income and you will generally not be eligible for a foreign tax credit for any PRC withholding tax imposed on these distributions unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

## Passive Foreign Investment Company

Based on the composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year ended March 31, 2026, although there can be no assurance in this regard.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets and the valuation of our assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income for that taxable year is passive income, or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets for that taxable year is attributable to assets that produce or are held for the production of passive income, or the asset test.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). In addition, cash and other assets readily convertible into cash are generally treated as assets that produce or are held for the production of passive income. Goodwill and other unbooked intangibles associated with active business activity are generally taken into account as non-passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for United States federal income tax purposes (for example, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC.

In addition, there is uncertainty with respect to the value of our assets that should be taken into account for purposes of the asset test, and the significant volatility in the trading prices of our ADSs and ordinary shares in recent years have increased the risk that we were or could be treated as a PFIC for our most recent taxable year. There also can be no assurance that we will not be a PFIC for the current or any future taxable year. In particular, any further decline in the trading prices of our ADSs and ordinary shares may result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and you do not make a timely mark-to-market election (as discussed below), you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

# Other Information for Shareholders

- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each relevant year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or ordinary shares (even if we do not qualify as a PFIC in such subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your own tax advisors about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or ordinary shares, provided such ADSs or ordinary shares are treated as "marketable stock." The ADSs or ordinary shares generally will be treated as marketable stock if the ADSs or ordinary shares, as applicable, are regularly traded on a "qualified exchange or other market" (within the meaning of the applicable United States Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs since the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election or that the ADSs will continue to be listed on the NYSE. Our ordinary shares are listed on the Hong Kong Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange for these purposes, and no assurance can be given that our ordinary shares will be "regularly traded" for purposes of the mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC: (i) any gain you recognize upon the sale or other disposition of your ADSs or ordinary shares will be treated as ordinary income and (ii) any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, the general tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced rates of taxation for qualified dividend income of non-corporate United States Holders (as discussed above under "– Taxation of Dividends") would not be available if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year.

Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or other market or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, U.S. taxpayers can sometimes avoid the rules described above by electing to treat a PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC or we otherwise have any investment in a non-U.S. company that is treated as an equity interest in a PFIC for United States federal income tax purposes (any such non-U.S. subsidiary or non-U.S. company, a "lower-tier PFIC"), you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. Because a mark-to-market election cannot be made for any lower-tier PFICs unless the shares in such lower-tier PFICs are themselves treated as marketable stock, if you make a mark-to-market election with respect to our ADSs or ordinary shares, you may continue to be subject to the special tax rules discussed above (rather than the mark-to-market rules) with respect your indirect interest in any such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any lower-tier PFIC.

In addition, as described under "– Taxation of Dividends" above, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC with respect to such holders in the taxable year in which the dividends are paid or in the preceding taxable year. You will generally be required to file IRS Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

### Taxation of Capital Gains or Losses

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares (net of any Hong Kong stamp duty imposed on such proceeds) and your tax basis in the ADSs or ordinary shares (which should similarly take into account any Hong Kong stamp duty paid in connection with the acquisition of the ADSs or ordinary shares), both determined in U.S. dollars. Subject to the discussion under "– Passive Foreign Investment Company" above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we were treated as a PRC resident enterprise for EIT Law purposes and PRC tax were imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or ordinary shares unless the credit can be applied (subject to applicable limitations) against United States federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, pursuant to the Foreign Tax Credit Regulations, unless you are eligible for and elect to claim the benefits of the Treaty, any such PRC tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed upon the disposition of ADSs or ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations.

You will be eligible for the benefits of the Treaty if, for purposes of the Treaty, you are a resident of the United States, and you meet other requirements specified in the Treaty. Because the determination of whether you qualify for the benefits of the Treaty is fact intensive and depends upon your particular circumstances, you are specifically urged to consult your tax advisors regarding your eligibility for the benefits of the Treaty. You are also urged to consult your tax advisors regarding the tax consequences in case any PRC tax is imposed on gain on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

# Other Information for Shareholders

## Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. A backup withholding tax may apply to these payments if you fail to provide a correct taxpayer identification number or, in the case of dividend payments, if you fail to make certain certifications or to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Certain United States Holders are required to report information relating to ADSs or ordinary shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold the ADSs or ordinary shares. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the ADSs or ordinary shares.

# Dividend Policy

For fiscal year 2024, we declared a cash dividend in the amount of US$0.2075 per Share or US$1.66 per ADS, consisting of (i) a regular dividend in the amount of US$0.125 per Share or US$1.00 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.0825 per Share or US$0.66 per ADS as a distribution of proceeds from disposition of certain financial investments, for a total amount of approximately US$4 billion.

For fiscal year 2025, we declared a cash dividend in the amount of US$0.25 per Share or US$2.00 per ADS consisting of (i) a regular dividend in the amount of US$0.13125 per Share or US$1.05 per ADS and (ii) a one-time extraordinary dividend in the amount of US$0.11875 per Share or US$0.95 per ADS as a distribution of proceeds from disposition of certain businesses and financial investments, for a total amount of approximately US$4.6 billion.

For fiscal year 2026, we declared a regular cash dividend in the amount of US$0.13125 per Share or US$1.05 per ADS, for a total amount of approximately US$2.5 billion.

Under the Company's dividend policy, subject to our Articles of Association, the board may determine to pay dividends at its discretion based on a number of factors, including without limitation our future operations and expected earnings, capital requirements and surplus, general financial condition, contractual restrictions and other considerations required under applicable laws and regulations and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the Deposit Agreement, including the fees and expenses payable thereunder.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we rely on dividends, loans, and other distributions on equity paid by our operating subsidiaries in China and on remittances, including loans, from variable interest entities in China. Dividend distributions from our PRC subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.

# Exemptions and Waivers

## New York Stock Exchange Listed Company Manual

We are a "foreign private issuer" (as such term is defined in Rule 3b-4 under the U.S. Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Act (As Revised) of the Cayman Islands (the "Companies Act"), our home country. Currently, our board of directors is composed of ten members, six of whom are independent directors. All of our independent directors are independent within the meaning of Section 303A of the NYSE Listed Company Manual. We have also received from each independent director a confirmation of his or her independence and we consider them to be independent pursuant to the Hong Kong Listing Rules. In addition, the NYSE Listed Company Manual requires U.S. domestic listed companies to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Act. Currently, our Compensation Committee is composed of three members, all of whom are independent directors. Our Nominating and Corporate Governance Committee is composed of two members, all of whom are independent directors. In addition, the NYSE Listed Company Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We comply with the requirements of Cayman Islands law and Hong Kong Listing Rules in determining whether shareholder approval is required.

## Hong Kong Listing Rules

In connection with our conversion to primary listing on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange granted certain waivers and exemptions from strict compliance with the relevant provisions of the Hong Kong Listing Rules. For further details of these waivers and exemptions, please refer to the announcement of the Company dated August 23, 2024.

### Use of U.S. GAAP

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally Hong Kong Financial Reporting Standards ("HKFRS") or International Financial Reporting Standards ("IFRS"), unless otherwise allowed by the Hong Kong Stock Exchange. Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules also requires us to prepare our financial statements in the financial reports to be in conformity with: (a) HKFRS; or (b) IFRS, unless otherwise allowed by the Hong Kong Stock Exchange.

As a company listed on the NYSE, we prepare our financial statements in accordance with U.S. GAAP and our financial statements are audited under the standards of the U.S. Public Company Accounting Oversight Board for the purpose of our filings with the SEC. U.S. GAAP is well recognized and accepted by the international investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS. Additionally, we note that there may be confusion among our investors and shareholders if we are required to adopt different accounting standards for our disclosures in Hong Kong and our disclosures in the U.S.. Aligning the accounting standards used for disclosures in both markets will prevent any such confusion.

The Hong Kong Stock Exchange granted us a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules in relation to our annual and interim reports, subject to certain conditions.

## Shareholder Protection Requirements

Paragraphs 4(3), 4(2) and 14(5) of Appendix A1 to the Hong Kong Listing Rules provide as follows:

- **Removal of Directors:** "That, where not otherwise provided by law, members in general meeting shall have the power by ordinary resolution to remove any director (including a managing or other executive director, but without prejudice to any claim for damages under any contract) before the expiration of his term of office." (paragraph 4(3) of Appendix A1 to the Hong Kong Listing Rules);

- **Casual Vacancy of Directors:** "That any person appointed by the directors to fill a casual vacancy on or as an addition to the board shall hold office only until the next following annual general meeting of the issuer after his appointment, and shall then be eligible for re-election." (paragraph 4(2) of Appendix A1 to the Hong Kong Listing Rules); and

- **Requisition of extraordinary general meetings:** "That members holding a minority stake in the total number of issued shares (excluding treasury shares) must be able to convene an extraordinary general meeting and add resolutions to a meeting agenda. The minimum stake required to do so must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital (excluding treasury shares) of the issuer." (paragraph 14(5) of Appendix A1 to the Hong Kong Listing Rules).

We have a "director nomination rights-based" governance structure and are deemed to be a company with a WVR structure under the Hong Kong Listing Rules. Our Articles give the Alibaba Partnership the exclusive right to nominate or, in limited situations, appoint, up to a simple majority of the members of our board of directors; and restrict the ability of our shareholders to make amendments to the above nomination and/or appointment rights, as well as take actions that seek to undermine the governance rights granted to the Alibaba Partnership over our Company. As we are permitted to retain our WVR structure, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with paragraphs 4(3) and 4(2) of Appendix A1 to the Hong Kong Listing Rules.

Under Article 57(b) of our Articles, a shareholders' requisition is a requisition by our shareholders holding not less than one-third of the voting rights. Article 57(f) and (g) of our Articles set out certain limitations on the resolutions which may be proposed by requisitionists. The Hong Kong Stock Exchange has granted us a waiver from strict compliance with paragraph 14(5) of Appendix A1 to the Hong Kong Listing Rules.

## Continuing Connected Transaction Requirements applicable to the Contractual Arrangements

We have in place various Contractual Arrangements with variable interest entities ("VIEs") that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The transactions contemplated under the Contractual Arrangements will constitute continuing connected transactions of our Company under the Hong Kong Listing Rules upon the Primary Conversion Effective Date where directors, chief executive officers or substantial shareholders of the VIEs will become connected persons (as defined in Chapter 14A of the Hong Kong Listing Rules) of our Company upon the Primary Conversion Effective Date, unless they are exempt under the Hong Kong Listing Rules.

In respect of the Contractual Arrangements, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with (i) the announcement, circular (including independent financial advice) and independent shareholders' approval requirements under Rules 14A.35, 14A.36, 14A.39, 14A.44, 14A.45 and 14A.46 of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Hong Kong Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject to the following conditions.

# Exemptions and Waivers

**(a) Confirmation from independent directors**

Prior to the Primary Conversion Effective Date, the independent directors confirmed that the contractual arrangements in place at the time were on normal commercial terms or better and in the ordinary and usual course of business of our Group and are in our interests and those of our Shareholders as a whole.

**(b) No change without independent non-executive Directors' approval**

No change to the contractual arrangements will be made without the approval of the independent directors.

**(c) No material change without independent Shareholders' approval**

Save as described in condition (e) below, no material change to the agreements governing the contractual arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the contractual arrangements in our annual reports (as set out in condition (f) below) will, however, continue to be applicable.

**(d) Economic benefits flexibility**

The contractual arrangements shall continue to enable us to receive the economic benefits derived by the relevant VIEs through:

(i) an exclusive call option to (A) request the relevant VIE to decrease its registered capital at an exercise price equal to the higher of (a) the paid-in registered capital in the relevant VIE and (b) the minimum price as permitted by applicable PRC law, or the capital decrease price, and (B) subscribe for the increased capital of relevant VIE at a price equal to the capital decrease price, or the sum of the capital decrease price and the unpaid registered capital, if applicable, as of the capital decrease;

(ii) the business structure under which the profit generated by the relevant VIEs is substantially retained by us, such that no annual cap shall be set on the amount of service fees payable to our wholly foreign owned entities (the "WFOEs") by the relevant VIEs under the relevant exclusive service agreement; and

(iii) our right to control the management and operation of, as well as, in substance, all of the voting rights of the relevant VIEs.

**(e) Renewal and reproduction**

On the basis that the contractual arrangements provide an acceptable framework for the relationship between us and our subsidiaries in which we have direct shareholding, on the one hand, and VIEs, on the other hand, the registered shareholders/partners for VIEs may be changed, and that framework may be renewed, terminated and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new WFOE or operating company (including branch company) engaging in similar business as that of our Group which may wish to establish such framework, where justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing contractual arrangements. Any other transactions, other than those under similar contractual arrangements between our Group and connected persons of VIEs, shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

**(f) Ongoing reporting and approvals**

We will disclose details relating to the contractual arrangements on an ongoing basis as follows:

- A summary of the contractual arrangements in place during each financial reporting period will be disclosed in our annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

- The independent directors will review the contractual arrangements annually and confirm in our annual report and accounts for the relevant year that (i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the contractual arrangements, (ii) no dividends or other distributions have been made by the onshore holding entities (i.e. being the companies held by the registered shareholders of the VIEs and controlled by us through the contractual arrangements) to the holders of its equity interests which are not otherwise subsequently assigned or transferred to us, and (iii) any new contracts entered into, renewed or reproduced between us and onshore holding entities during the relevant financial period under condition (e) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

- Our auditor will carry out procedures annually on the transactions pursuant to the contractual arrangements and will provide a letter to the Directors with a copy to the Hong Kong Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant contractual arrangements, and that no dividends or other distributions have been made by the onshore holding entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to us.

- For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of "connected person", the VIEs will be treated as our subsidiaries, and transactions between connected persons of such VIEs and our Group, other than those under the contractual arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

- The VIEs will undertake that, for so long as our Shares are listed on the Hong Kong Stock Exchange, the VIEs will provide our Group's management and our auditor full access to its relevant records for the purpose of our auditor's reporting on the connected transactions.

## Confirmations

The independent directors have reviewed the contractual arrangements carried out during the year ended March 31, 2026 and confirm that:

(i) the transactions carried out during such year thereunder have been entered into according to the agreements governing the contractual arrangements;

(ii) no dividends or other distributions have been made by the onshore holding entities (i.e. being the companies held by the registered shareholders of the VIEs and controlled by us through the contractual arrangements) to the holders of its equity interests which are not otherwise subsequently assigned or transferred to us; and

(iii) any new contracts entered into, renewed or reproduced between us and onshore holding entities during the relevant financial period under condition (e) above are fair and reasonable, and in our interests and those of the Shareholders as a whole.

# Exemptions and Waivers

Our auditor has confirmed in a letter to the board of directors that, with respect to the contractual arrangements for the fiscal year ended March 31, 2026:

(i)   nothing has come to their attention that causes the auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)  nothing has come to their attention that causes the auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iii) nothing has come to their attention that causes the auditor to believe that dividends or other distributions have been made by the variable interest entities to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group.

## Exercise price of share options to be granted pursuant to the 2024 Plan

Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant. We note that the relevant requirement specifies the value of the exercise price but does not strictly limit the currency at which grants are made.

On the basis that (a) the method for determining the exercise price of the options based on the market price of ADSs is similar to the requirement in Rule 17.03E of the Hong Kong Listing Rules, (b) it has been our typical practice to issue options exercisable into ADSs or ordinary shares with an exercise price denominated in U.S. dollars and with reference to ADS trading price on the NYSE in general since 2014, and that we will continue to prepare the accounts based on U.S. GAAP after the Primary Conversion Effective Date, and a portion of the grants made by us under the 2024 Plan will consist of options exercisable into ADSs, after the Primary Conversion Effective Date, and (c) it would be unduly burdensome for us to grant options exercisable into ADSs with exercise prices denominated in Hong Kong dollars and based on the market prices of our ordinary shares in Hong Kong, the Hong Kong Stock Exchange has granted us a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules, such that we will be able to determine the exercise price for grant of options exercisable into ADSs under our 2024 Plan based on, among other things, the higher of:

(i)   the closing sales price for such ADSs on the date of grant on the NYSE, or if the date of determination of the exercise price is not on a trading day, the closing sales price on the trading date immediately preceding the date of determination; and

(ii)  the average closing sales price for such ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant, subject to the condition that in the event that we issue any share options with an exercise price denominated in Hong Kong dollars, such exercise price shall comply with Rule 17.03E of the Hong Kong Listing Rules.

# Definitions

## Conventions that apply to this annual report

Unless the context otherwise requires, references in this annual report to:

- "**2014 Plan**" is to the 2014 Post-IPO Equity Incentive Plan, which we adopted on September 2, 2014 and amended and restated on February 12, 2020 and May 25, 2022;

- "**2024 equity incentive plans**" are to the 2024 Plan and 2024 Plan (Existing Shares);

- "**2024 Plan**" is to the 2024 Equity Incentive Plan, which we adopted on August 22, 2024;

- "**2024 Plan (Existing Shares)**" is to the 2024 Equity Incentive Plan (Existing Shares), which we adopted on August 26, 2024;

- "**ADSs**" are to the American depositary shares, each of which represents eight Shares;

- "**AI**" is to artificial intelligence;

- "**Alibaba**," "**Alibaba Group**," "**Group**," "**company**," "**our company**," "**we**," "**our**" or "**us**" are to Alibaba Group Holding Limited, a company incorporated in the Cayman Islands with limited liability on June 28, 1999 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries, from time to time;

- "**Alibaba Health**" is to Alibaba Health Information Technology Limited, a company incorporated in Bermuda on March 11, 1998, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 0241), and, except where the context otherwise requires, its consolidated subsidiaries;

- "**Alipay**" is to Alipay.com Co., Ltd., a company incorporated under the laws of the PRC on December 8, 2004, with which we have a long-term contractual relationship and which is a wholly-owned subsidiary of Ant Group or, where the context requires, its predecessor entities;

- "**Analysys**" is to Analysys, a research institution;

- "**Ant Group**" is to Ant Group Co., Ltd. (formerly known as Ant Small and Micro Financial Services Group Co., Ltd.), a company organized under the laws of the PRC on October 19, 2000 and, as context requires, its consolidated subsidiaries;

- "**Articles**" or "**Articles of Association**" is to our Amended and Restated Articles of Association (as amended and restated from time to time), adopted on August 22, 2024;

- "**board**" or "**board of directors**" is to our board of directors, unless otherwise stated;

- "**business day**" is to any day (other than a Saturday, Sunday or public holiday) on which banks in relevant jurisdictions are generally open for business;

- "**Cainiao**" or "**Cainiao Smart Logistics Network Limited**" is to Cainiao Smart Logistics Network Limited, a company incorporated on May 20, 2015 under the laws of the Cayman Islands and our consolidated subsidiary, together with its subsidiaries; where the context requires, also refers to our logistics business segment;

- "**CCASS**" is to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchange and Clearing Limited;

- "**China**" and the "**PRC**" is to the People's Republic of China;

- "**China commerce retail marketplaces**" are to Taobao, Tmall and certain other marketplaces of Taobao and Tmall Group;

# Definitions

- "**Corporate Governance Code**" is to the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules;

- "**CSRC**" is to the China Securities Regulatory Commission of the PRC;

- "**Damai Entertainment**" is to Damai Entertainment Holdings Limited, (formerly known as Alibaba Pictures Group Limited), a company incorporated in Bermuda with limited liability on January 6, 1994, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 1060) and, except where the context otherwise requires, its consolidated subsidiaries;

- "**Deposit Agreement**" is to the deposit agreement, dated as of September 24, 2014, as amended, among us, Citibank, N.A. and our ADS holders and beneficial owners from time to time;

- "**director(s)**" are to member(s) of our board, unless otherwise stated;

- "**DTC**" is to The Depository Trust Company, the central book-entry clearing and settlement system for equity securities in the United States and the clearance system for our ADSs;

- "**Ele.me**" is to Rajax Holding, a company incorporated under the laws of the Cayman Islands on June 8, 2011 and our consolidated subsidiary, and Fengniao Investment Holding Limited, a company incorporated under the laws of the British Virgin Islands on June 27, 2022 and our consolidated subsidiary, and, except where the context otherwise requires, their consolidated subsidiaries and their affiliated consolidated entities, including their variable interest entities and their subsidiaries; where the context requires, also refers to our on-demand delivery and local services platform under the Ele.me brand. In fiscal year 2026, we rebranded "Ele.me" to "Taobao Instant Commerce";

- "**Enhanced VIE Structure**" is to our enhanced structure for variable interest entities as described in "Business Overview – Organizational Structure";

- "**EU**" is to the European Union;

- "**FMCG**" is to fast-moving consumer goods;

- "**foreign private issuer**" is to such term as defined in Rule 3b-4 under the U.S. Exchange Act;

- "**Frost & Sullivan**" is to Frost & Sullivan, a research institution;

- "**Gartner**" are to Gartner, Inc.; the Gartner content described herein (the "Gartner Content") represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and is not a representation of fact; Gartner Content speaks as of its original publication date (and not as of the date of this annual report), and the opinions expressed in the Gartner Content are subject to change without notice. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose; GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved;

- "**GDP**" is to gross domestic product;

- "**GDPR**" is to the EU General Data Protection Regulation;

- "**GMV**" is to the value of paid orders of products and services on our marketplaces, including shipping charges paid by buyers to sellers;

- "**GPU**" is to graphics processing unit;

# Definitions

- "**HK$**" or "**Hong Kong dollars**" or "**HKD**" are to Hong Kong dollars, the lawful currency of Hong Kong;

- "**Hong Kong**" or "**Hong Kong SAR**" is to the Hong Kong Special Administrative Region of the PRC;

- "**Hong Kong Listing Rules**" are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;

- "**Hong Kong Share Registrar**" is to Computershare Hong Kong Investor Services Limited;

- "**Hong Kong Stock Exchange**" is to The Stock Exchange of Hong Kong Limited;

- "**IaaS**" is to infrastructure-as-a-service;

- "**IDC**" is to International Data Corporation, a research institution;

- "**IPO**" is to initial public offering;

- "**IT**" is to information technology;

- "**Junao**" is to Hangzhou Junao Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;

- "**Junhan**" is to Hangzhou Junhan Equity Investment Partnership (Limited Partnership), a limited liability partnership incorporated under the laws of the PRC;

- "**Lazada**" is to LAZADA SOUTH EAST ASIA PTE. LTD., a company incorporated under the laws of the Republic of Singapore on January 19, 2012 and our consolidated subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and affiliated consolidated entities;

- "**MaaS**" is to model-as-a-service;

- "**major subsidiaries**" are to the subsidiaries identified in our corporate structure chart in "Business Overview – Organizational Structure";

- "**major variable interest entities**" or "**major VIEs**" are to the variable interest entities that account for a significant majority of total revenue and assets of the variable interest entities as a group as described in "Management Discussion and Analysis – Variable Interest Entity Financial Information";

- "**Memorandum**" is to our memorandum of association (as amended from time to time);

- "**MIIT**" is to the Ministry of Industry and Information Technology of the PRC;

- "**MOF**" is to the Ministry of Finance of the PRC;

- "**MOFCOM**" is to the Ministry of Commerce of the PRC;

- "**NDRC**" is to the National Development and Reform Commission of the PRC;

- "**NYSE**" is to the New York Stock Exchange;

- "**Omdia**" is to Omdia, a research institution;

- "**online GMV**" is to the GMV of China commerce retail marketplaces;

- "**orders**" unless the context otherwise requires, are to each paid order from a transaction between a buyer and a seller for products and services on the relevant platform, even if the order includes multiple items, during the specified period;

- our "**wholesale marketplaces**" are to 1688.com and Alibaba.com, collectively;

- "**P4P**" is to pay-for-performance;

# Definitions

- "**PaaS**" is to platform-as-a-service;

- "**PBOC**" is to the People's Bank of China;

- "**PCAOB**" is to the Public Company Accounting Oversight Board;

- "**PRC government**" or "**State**" is to the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them;

- "**Primary Conversion**" is to the voluntary conversion of our secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange;

- "**Principal Share Registrar**" is to Maples Fund Services (Cayman) Limited;

- "**QuestMobile**" is to QuestMobile, a research institution;

- "**representative variable interest entities**" or "**representative VIEs**" are to the variable interest entities identified in our corporate structure chart in "Business Overview – Organizational Structure";

- "**RMB**" or "**Renminbi**" is to Renminbi, the lawful currency of the PRC;

- "**RSU(s)**" are to restricted share unit(s);

- "**SaaS**" is to software-as-a-service;

- "**SAFE**" is to the State Administration of Foreign Exchange of the PRC, the PRC governmental agency responsible for matters relating to foreign exchange administration, including local branches, when applicable;

- "**SAIC**" is to State Administration for Industry and Commerce of the PRC, which has been merged into SAMR;

- "**SAMR**" is to the State Administration for Market Regulation of the PRC;

- "**SAPA**" is to a share and asset purchase agreement by and among us, Ant Group, Altaba Inc. (formerly known as Yahoo! Inc.), SoftBank and the other parties named therein, dated August 12, 2014, together with any subsequent amendments as the context requires;

- "**SEC**" is to the United States Securities and Exchange Commission;

- "**SFC**" is to the Securities and Futures Commission of Hong Kong;

- "**SFO**" is to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

- "**Share Split**" is to the subdivision of each ordinary share into eight Shares, pursuant to which the par value of our Shares was correspondingly changed from US$0.000025 per Share to US$0.000003125 per Share, with effect from July 30, 2019; immediately after the Share Split became effective, our authorized share capital became US$100,000 divided into 32,000,000,000 Shares of par value US$0.000003125 per Share;

- "**shareholder(s)**" are to holder(s) of Shares and, where the context requires, ADSs;

- "**Share(s)**" or "**ordinary share(s)**" are to ordinary share(s) in our capital with par value of US$0.000003125 each;

- "**SMEs**" are to small and medium-sized enterprises;

- "**SoftBank**" is to SoftBank Group Corp. (formerly known as SoftBank Corp.), and, except where the context otherwise requires, its consolidated subsidiaries;

- "**STA**" is to the State Taxation Administration of the PRC;

- "**Sun Art**" is to Sun Art Retail Group Limited, a company incorporated under the laws of Hong Kong on December 13, 2000 with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 6808), and except where the context requires, its consolidated subsidiaries;

- "**Takeovers Codes**" are to Hong Kong's Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC, as amended or supplemented from time to time;

- "**take rate**" is calculated by dividing customer management revenue of Taobao and Tmall Group by online GMV, which represents revenue as a percentage of overall volume generated on our China commerce retail marketplaces;

- "**UK**" are to the United Kingdom of Great Britain and Northern Ireland;

- "**U.S.**" or "**United States**" is to the United States of America, its territories, its possessions and all areas subject to its jurisdiction;

- "**US$**" or "**U.S. dollars**" are to the lawful currency of the United States;

- "**U.S. Exchange Act**" is to the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

- "**U.S. GAAP**" is to accounting principles generally accepted in the United States;

- "**U.S. Securities Act**" is to the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

- "**USTR**" is to the Office of the U.S. Trade Representative;

- "**variable interest entities**" or "**VIE(s)**" are to the variable interest entities that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens, where applicable, that hold the ICP licenses, or other business operation licenses or approvals, and generally operate the various websites and/or mobile apps for our Internet businesses or other businesses in which foreign investment is restricted or prohibited, and are consolidated into our consolidated financial statements in accordance with U.S. GAAP;

- "**VAT**" is to value-added tax; all amounts are exclusive of VAT in this annual report except where indicated otherwise;

- "**VIE structure**" or "**Contractual Arrangements**" are to the variable interest entity structure;

- "**Youku**" is to Youku Tudou Inc., a company incorporated under the laws of the Cayman Islands on September 20, 2005 and our indirect wholly-owned subsidiary, and, except where the context otherwise requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entities and their subsidiaries; where the context requires, Youku also refers to our online video platform under the Youku brand; and

- "**Yunfeng Fund(s)**" are to one or more Yunfeng investment funds established by Yunfeng Capital Limited or its affiliates, in which Jack Ma currently holds minority interest in the general partners.

**Definitions**

# Exchange Rate Information

Our reporting currency is the Renminbi. This annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this annual report were made at a rate of RMB6.8980 to US$1.00 and HK$7.8400 to US$1.00, the respective exchange rates on March 31, 2026 set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi, Hong Kong dollar or U.S. dollar amounts referred to in this annual report could have been, or could be, converted into U.S. dollars, Renminbi or Hong Kong dollars, as the case may be, at any particular rate or at all.

# Language

The English version of this annual report prevail over the Chinese version.

The English names of the PRC entities, PRC laws or regulations, and the PRC governmental authorities referred to in this annual report are translations from their Chinese names and are for identification purposes. If there is any inconsistency, the Chinese names shall prevail.

# Forward Looking Statement

This annual report contains forward-looking statements. These statements are made under the "safe harbor" provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "guidance," "is/are likely to" or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

- our growth strategies and business plans;

- our future business development, results of operations and financial condition;

- trends and competition in commerce and cloud computing and the other industries in which we operate, both in China and globally, as well as trends in technology innovation, research and development and application, including AI technologies;

- our continuing investments in our businesses and infrastructure, including AI capabilities;

- expected changes in our revenues and certain cost and expense items and our margins;

- fluctuations in general economic and business conditions, such as inflation and interest rates, in China and globally;

- geopolitical tensions and national trade, investment, protectionist and other policies (including those relating to tariffs, export control and economic or trade sanctions, such as export control of chips) that could place restrictions on economic and commercial activities;

- the regulatory environment in which we and companies integral to our ecosystem operate in China and globally;

- expected results of regulatory investigations, litigations and other proceedings;

- our sustainability goals; and

- assumptions underlying or related to any of the foregoing.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: our corporate structure, including the VIE structure we use to operate certain businesses in the PRC; our ability to maintain the trusted status of our ecosystem; our ability to compete, innovate and maintain or grow our revenue or business, including expanding our international and cross-border businesses and operations, adopting new technologies, including the development, deployment and use of AI technologies, and managing a large and complex organization; risks associated with sustained investments in our businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; risks associated with our strategic transactions; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of data security and privacy protection, anti-monopoly and anti-unfair competition, content regulation, consumer protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks and assumptions underlying or related to any of the foregoing. Please also see "Directors' Report – Principal Risks and Uncertainties."

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report and are based on current expectations, assumptions, estimates and projections. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

# Independent Auditor's Report



**To the Shareholders of Alibaba Group Holding Limited**
(incorporated in the Cayman Islands with limited liability)

## Opinion

### What we have audited

The consolidated financial statements of Alibaba Group Holding Limited and its subsidiaries (the "Company"), which are set out on pages F-5 to F-91, comprise:

- the consolidated balance sheet as of March 31, 2026;

- the consolidated income statement for the year then ended;

- the consolidated statement of comprehensive income for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

### Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Company as of March 31, 2026, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

## Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

### Independence

We are independent of the Company in accordance with the Code of Ethics for Professional Accountants as issued by the Hong Kong Institute of Certified Public Accountants (the "Code"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code.

## Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to impairment assessment on goodwill relating to two of the reporting units:

| Key Audit Matter | How our audit addressed the Key Audit Matter |
|---|---|
| **Impairment assessment on goodwill relating to two of the reporting units**<br><br>Refer to Note 2(y) and Note 17 to the consolidated financial statements.<br><br>The Company's goodwill balance was RMB247,378 million as of March 31, 2026, and the Company recorded impairment losses of RMB9,515 million during the year ended March 31, 2026.<br><br>Management evaluates goodwill for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. This evaluation requires management to estimate the fair value of the reporting units. During the year ended March 31, 2026, management performed quantitative impairment tests on goodwill relating to two of the reporting units. The fair value of each was determined using a discounted cash flow analysis and assumptions including the future growth rates and the weighted average cost of capital. No impairment charge was recorded on the goodwill relating to one reporting unit (which was previously under the Hujing Digital Media and Entertainment Group segment, and was reclassified to All others starting from the quarter ended June 30, 2025), and an impairment charge of RMB9,515 million was recorded on the goodwill relating to the other reporting unit as a result of the impairment test.<br><br>We focus on this area because the impairment assessment on goodwill relating to the two reporting units involves significant judgments and estimations used by management when determining the fair value of each of the two reporting units. This in turn led to a high degree of auditor judgment, subjectivity and significant extent of effort in performing procedures and evaluating audit evidence obtained relating to management's judgements. | Our procedures to address this key audit matter included:<br><br>• Obtaining an understanding of management's internal control and assessment process for the impairment assessment on goodwill relating to the two reporting units and assessed the inherent risk of material misstatements by considering the degree of estimation uncertainty and level of other inherent risk factors such as subjectivity.<br><br>• Evaluating and testing the effectiveness of controls relating to management's impairment assessment on goodwill relating to the two reporting units, including controls relating to the determination of the fair value of each of the two reporting units.<br><br>• With the assistance of our internal valuation experts:<br>  – Evaluating the appropriateness of the valuation method;<br>  – For each of the two reporting units, evaluating the reasonableness of the significant assumptions related to the future growth rates by considering the current and past performance, and comparing to external market, economic and industry data; and<br>  – For each of the two reporting units, evaluating the reasonableness of the significant assumptions related to the weighted average cost of capital used in the valuation, by considering the weighted average cost of capital of comparable businesses and comparing to external market, economic and industry data.<br><br>• Testing the completeness, mathematical accuracy and relevance of the key underlying data used in the valuation.<br><br>We found that the assumptions adopted, and estimations made by management were supported by the evidence we gathered and were consistent with our understanding. |

# Independent Auditor's Report

## Other Information

The directors of Alibaba Group Holding Limited are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

## Responsibilities of Directors and the Audit Committee for the Consolidated Financial Statements

The directors of Alibaba Group Holding Limited are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Company's financial reporting process.

## Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.  We report our opinion solely to you, as a body, and for no other purpose.  We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Jack Li.

**PricewaterhouseCoopers**
*Certified Public Accountants*

Hong Kong, May 20, 2026

# Alibaba Group Holding Limited
## Consolidated Income Statements

| | Notes | Year ended March 31, | | | |
| --- | --- | --- | --- | --- | --- |
| | | 2024 | 2025 | 2026 | |
| | | RMB | RMB | RMB | US$ |
| | | | | | (Note 2(a)) |
| | | *(in millions, except per share data)* | | | |
| **Revenue** | 5, 25 | 941,168 | 996,347 | **1,023,670** | **148,401** |
| Cost of revenue | 25 | (586,323) | (598,285) | **(616,136)** | **(89,321)** |
| Product development expenses | 25 | (52,256) | (57,151) | **(66,533)** | **(9,645)** |
| Sales and marketing expenses | 25 | (115,141) | (144,021) | **(245,023)** | **(35,521)** |
| General and administrative expenses | 25 | (41,985) | (44,239) | **(33,082)** | **(4,796)** |
| Amortization and impairment of intangible assets | | (21,592) | (6,336) | **(5,079)** | **(736)** |
| Impairment of goodwill | 17 | (10,521) | (6,171) | **(9,515)** | **(1,380)** |
| Other gains, net | | – | 761 | **1,848** | **268** |
| **Income from operations** | | 113,350 | 140,905 | **50,150** | **7,270** |
| Interest and investment income, net | | (9,964) | 20,759 | **87,512** | **12,687** |
| Interest expense | | (7,947) | (9,596) | **(9,793)** | **(1,420)** |
| Other income, net | 25 | 6,157 | 3,387 | **1,518** | **220** |
| **Income before income tax and share of results of equity method investees** | | 101,596 | 155,455 | **129,387** | **18,757** |
| Income tax expenses | 7 | (22,529) | (35,445) | **(30,045)** | **(4,356)** |
| Share of results of equity method investees | | (7,735) | 5,966 | **2,785** | **404** |
| **Net income** | | 71,332 | 125,976 | **102,127** | **14,805** |
| Net loss attributable to noncontrolling interests | | 8,677 | 4,133 | **1,465** | **213** |
| **Net income attributable to Alibaba Group Holding Limited** | | 80,009 | 130,109 | **103,592** | **15,018** |
| (Accretion) Reversal of accretion of mezzanine equity | | (268) | (639) | **2,312** | **335** |
| **Net income attributable to ordinary shareholders** | | 79,741 | 129,470 | **105,904** | **15,353** |
| | | | | | |
| **Earnings per share attributable to ordinary shareholders** | 9 | | | | |
| Basic | | 3.95 | 6.89 | **5.70** | **0.83** |
| Diluted | | 3.91 | 6.70 | **5.50** | **0.80** |
| **Earnings per ADS attributable to ordinary shareholders (one ADS equals eight ordinary shares)** | 9 | | | | |
| Basic | | 31.61 | 55.12 | **45.63** | **6.61** |
| Diluted | | 31.24 | 53.59 | **44.00** | **6.38** |
| **Weighted average number of shares used in computing earnings per share (million shares)** | 9 | | | | |
| Basic | | 20,182 | 18,791 | **18,568** | |
| Diluted | | 20,359 | 19,318 | **19,235** | |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Statements of Comprehensive Income

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | **RMB** | **US$** |
| | | | | **(Note 2(a))** |
| | | *(in millions)* | | |
| **Net income** | 71,332 | 125,976 | **102,127** | **14,805** |
| **Other comprehensive income (loss):** | | | | |
| – Foreign currency translation: | | | | |
| Change in unrealized gains (losses), net of tax | 13,502 | (512) | **(16,256)** | **(2,356)** |
| – Share of other comprehensive income (loss) of equity method investees: | | | | |
| Change in unrealized gains (losses) | 980 | 239 | **(319)** | **(46)** |
| – Interest rate swaps under hedge accounting and others: | | | | |
| Change in unrealized (losses) gains | (97) | 82 | **(238)** | **(35)** |
| Other comprehensive income (loss) | 14,385 | (191) | **(16,813)** | **(2,437)** |
| **Total comprehensive income** | 85,717 | 125,785 | **85,314** | **12,368** |
| Total comprehensive loss attributable to noncontrolling interests | 8,364 | 4,183 | **2,765** | **401** |
| **Total comprehensive income attributable to ordinary shareholders** | 94,081 | 129,968 | **88,079** | **12,769** |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Balance Sheets

| | | As of March 31, | | |
|---|---|---|---|---|
| | | 2025 | 2026 | |
| | | RMB | RMB | US$ |
| | | | | (Note 2(a)) |
| | | | (in millions) | |
| | Notes | | | |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | 2(p) | 145,487 | 131,530 | 19,068 |
| Short-term investments | 2(q) | 228,826 | 155,310 | 22,515 |
| Restricted cash and escrow receivables | 10 | 43,781 | 42,038 | 6,094 |
| Equity securities and other investments | 11 | 53,780 | 30,054 | 4,357 |
| Prepayments, receivables and other assets | 13 | 202,175 | 251,837 | 36,509 |
| Total current assets | | 674,049 | 610,769 | 88,543 |
| Equity securities and other investments | 11 | 356,818 | 449,942 | 65,228 |
| Prepayments, receivables and other assets | 13 | 83,431 | 94,996 | 13,772 |
| Investments in equity method investees | 14 | 210,169 | 206,803 | 29,980 |
| Property and equipment, net | 15 | 203,348 | 282,699 | 40,983 |
| Intangible assets, net | 16 | 20,911 | 16,983 | 2,462 |
| Goodwill | 17 | 255,501 | 247,378 | 35,862 |
| **Total assets** | | 1,804,227 | 1,909,570 | 276,830 |
| | | | | |
| **Liabilities, mezzanine equity and shareholders' equity** | | | | |
| Current liabilities: | | | | |
| Current bank borrowings | 21 | 22,562 | 28,224 | 4,092 |
| Income tax payable | | 11,638 | 10,630 | 1,541 |
| Accrued expenses, accounts payable and other liabilities | 19 | 332,537 | 359,893 | 52,173 |
| Merchant deposits | 2(ac) | 274 | 236 | 34 |
| Deferred revenue and customer advances | 18 | 68,335 | 77,415 | 11,223 |
| Total current liabilities | | 435,346 | 476,398 | 69,063 |
| Deferred revenue | 18 | 4,536 | 4,885 | 708 |
| Deferred tax liabilities | 7 | 48,454 | 46,060 | 6,678 |
| Non-current bank borrowings | 21 | 49,909 | 47,450 | 6,879 |
| Non-current unsecured senior notes | 22 | 122,398 | 117,485 | 17,032 |
| Non-current convertible unsecured senior notes | 23 | 35,834 | 55,861 | 8,098 |
| Non-current exchangeable bonds | 24 | – | 10,976 | 1,591 |
| Other liabilities | 19 | 17,644 | 24,185 | 3,506 |
| **Total liabilities** | | 714,121 | 783,300 | 113,555 |

The accompanying notes form an integral part of these consolidated financial statements.

|  | Notes | As of March 31, | | |
|  |  | 2025 | 2026 | |
|  |  | RMB | RMB | US$ |
|  |  |  | | (Note 2(a)) |
|  |  | (in millions) | | |
| Commitments and contingencies | 27, 28 |  |  |  |
| Mezzanine equity |  | 11,713 | 7,845 | 1,137 |
| Shareholders' equity: |  |  |  |  |
| Ordinary shares, US$0.000003125 par value; 32,000,000,000 shares authorized as of March 31, 2025 and 2026; 18,474,235,708 and 18,580,374,278 shares issued and outstanding as of March 31, 2025 and 2026 respectively |  | 1 | 1 | – |
| Additional paid-in capital |  | 381,379 | 385,086 | 55,826 |
| Treasury shares, at cost | 2(af) | (36,329) | (36,141) | (5,239) |
| Statutory reserves | 2(ag) | 15,936 | 16,628 | 2,410 |
| Accumulated other comprehensive income (loss) |  |  |  |  |
| Cumulative translation adjustments |  | 3,286 | (13,404) | (1,943) |
| Unrealized gains on interest rate swaps and others |  | 107 | 334 | 48 |
| Retained earnings |  | 645,478 | 708,382 | 102,694 |
| Total shareholders' equity |  | 1,009,858 | 1,060,886 | 153,796 |
| Noncontrolling interests |  | 68,535 | 57,539 | 8,342 |
| **Total equity** |  | 1,078,393 | 1,118,425 | 162,138 |
| **Total liabilities, mezzanine equity and equity** |  | 1,804,227 | 1,909,570 | 276,830 |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Statements of Changes in Shareholders' Equity

*(in millions, except per share data)*

| | Ordinary shares | | Additional paid-in capital | Treasury shares | Subscription receivables | Statutory reserves | Accumulated other comprehensive income (loss) | | Retained earnings | Total shareholders' equity | Noncontrolling interests | Total equity |
| | Share | Amount | | | | | Cumulative translation adjustments | Unrealized gains (losses) on interest rate swaps and others | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance as of April 1, 2023 | 20,526,017,712 | 1 | 416,880 | (28,763) | (49) | 12,977 | (10,476) | 59 | 599,028 | 989,657 | 123,406 | 1,113,063 |
| Foreign currency translation adjustment, net of tax | – | – | – | – | (3) | – | 13,006 | 2 | – | 13,005 | 494 | 13,499 |
| Share of additional paid-in capital and other comprehensive income of equity method investees | – | – | (298) | – | – | – | 981 | (1) | – | 682 | – | 682 |
| Change in fair value of interest rate swaps under hedge accounting and others | – | – | – | – | – | – | – | (97) | – | (97) | – | (97) |
| Net income for the year | – | – | – | – | – | – | – | – | 80,009 | 80,009 | (8,858) | 71,151 |
| Acquisition of subsidiaries | – | – | – | – | – | – | – | – | – | – | 98 | 98 |
| Deconsolidation of subsidiaries | – | – | – | – | – | – | 124 | – | – | 124 | 24 | 148 |
| Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options | 192,305,904 | – | 842 | – | – | – | – | – | – | 842 | – | 842 |
| Repurchase and retirement of ordinary shares | (1,249,196,660) | – | (29,313) | 1,079 | – | – | – | – | (60,842) | (89,076) | – | (89,076) |
| Transactions with noncontrolling interests | – | – | (1,375) | – | – | – | – | – | – | (1,375) | (5,349) | (6,724) |
| Amortization of compensation cost | – | – | 11,531 | – | – | – | – | – | – | 11,531 | 5,862 | 17,393 |
| Declaration of dividends | – | – | – | – | – | – | – | – | (18,542) | (18,542) | – | (18,542) |
| Appropriation to statutory reserves | – | – | – | – | – | 1,756 | – | – | (1,756) | – | – | – |
| Others | – | – | (268) | – | 52 | – | – | – | – | (216) | (350) | (566) |
| Balance as of March 31, 2024 | 19,469,126,956 | 1 | 397,999 | (27,684) | – | 14,733 | 3,635 | (37) | 597,897 | 986,544 | 115,327 | 1,101,871 |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Statements of Changes in Shareholders' Equity (Continued)

*(in millions, except per share data)*

| | Ordinary shares | | Additional paid-in capital | Treasury shares | Statutory reserves | Accumulated other comprehensive income (loss) | | Retained earnings | Total shareholders' equity | Noncontrolling interests | Total equity |
| | Share | Amount | | | | Cumulative translation adjustments | Unrealized gains (losses) on interest rate swaps and others | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance as of April 1, 2024 | 19,469,126,956 | 1 | 397,999 | (27,684) | 14,733 | 3,635 | (37) | 597,897 | 986,544 | 115,327 | 1,101,871 |
| Foreign currency translation adjustment, net of tax | – | – | – | – | – | (183) | 1 | – | (182) | 14 | (168) |
| Share of additional paid-in capital and other comprehensive income of equity method investees | – | – | (53) | – | – | 178 | 61 | – | 186 | – | 186 |
| Change in fair value of interest rate swaps under hedge accounting and others | – | – | – | – | – | – | 82 | – | 82 | – | 82 |
| Net investment hedges | – | – | – | – | – | (344) | – | – | (344) | – | (344) |
| Net income for the year | – | – | – | – | – | – | – | 130,109 | 130,109 | (4,197) | 125,912 |
| Acquisition of subsidiaries | – | – | – | – | – | – | – | – | – | 587 | 587 |
| Deconsolidation of subsidiaries | – | – | – | – | – | – | – | – | – | (16,251) | (16,251) |
| Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options | 202,166,984 | – | 8 | – | – | – | – | – | 8 | – | 8 |
| Repurchase and retirement of ordinary shares | (1,197,058,232) | – | (25,020) | (8,645) | – | – | – | (51,985) | (85,650) | – | (85,650) |
| Transactions with noncontrolling interests | – | – | 794 | – | – | – | – | – | 794 | (25,629) | (24,835) |
| Amortization of compensation cost | – | – | 10,518 | – | – | – | – | – | 10,518 | 3,278 | 13,796 |
| Declaration of dividends | – | – | – | – | – | – | – | (29,340) | (29,340) | – | (29,340) |
| Capped call transactions | – | – | (4,612) | – | – | – | – | – | (4,612) | – | (4,612) |
| Appropriation to statutory reserves | – | – | – | – | 1,203 | – | – | (1,203) | – | – | – |
| Others | – | – | 1,745 | – | – | – | – | – | 1,745 | (4,594) | (2,849) |
| Balance as of March 31, 2025 | 18,474,235,708 | 1 | 381,379 | (36,329) | 15,936 | 3,286 | 107 | 645,478 | 1,009,858 | 68,535 | 1,078,393 |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Statements of Changes in Shareholders' Equity (Continued)

*(in millions, except per share data)*

| | Ordinary shares — Share | Ordinary shares — Amount RMB | Additional paid-in capital RMB | Treasury shares RMB | Statutory reserves RMB | Accumulated other comprehensive income (loss) — Cumulative translation adjustments RMB | Accumulated other comprehensive income (loss) — Unrealized gains (losses) on interest rate swaps and others RMB | Retained earnings RMB | Total shareholders' equity RMB | Noncontrolling interests RMB | Total equity RMB |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Balance as of April 1, 2025 | 18,474,235,708 | 1 | 381,379 | (36,329) | 15,936 | 3,286 | 107 | 645,478 | 1,009,858 | 68,535 | 1,078,393 |
| Foreign currency translation adjustment, net of tax | – | – | – | – | – | (11,397) | 10 | – | (11,387) | (350) | (11,737) |
| Share of additional paid-in capital and other comprehensive income of equity method investees | – | – | 295 | – | – | (774) | 455 | – | (24) | – | (24) |
| Change in fair value of interest rate swaps under hedge accounting and others | – | – | – | – | – | – | (238) | – | (238) | – | (238) |
| Net investment hedges | – | – | – | – | – | (4,519) | – | – | (4,519) | – | (4,519) |
| Net income for the year | – | – | – | – | – | – | – | 103,592 | 103,592 | (2,415) | 101,177 |
| Acquisition of subsidiaries | – | – | – | – | – | – | – | – | – | 824 | 824 |
| Deconsolidation of subsidiaries | – | – | – | – | – | – | – | – | – | (139) | (139) |
| Issuance of shares, including vesting of RSUs and early exercised options and exercise of share options | 178,872,058 | – | 1,038 | – | – | – | – | – | 1,038 | – | 1,038 |
| Repurchase and retirement of ordinary shares | (72,733,488) | – | (1,737) | 167 | – | – | – | (5,965) | (7,535) | – | (7,535) |
| Transactions with noncontrolling interests | – | – | (12,884) | – | – | – | – | – | (12,884) | (2,911) | (15,795) |
| Amortization of compensation cost | – | – | 10,213 | – | – | – | – | – | 10,213 | 1,328 | 11,541 |
| Declaration of dividends | – | – | – | – | – | – | – | (34,031) | (34,031) | – | (34,031) |
| Capped call transactions | – | – | (1,309) | – | – | – | – | – | (1,309) | – | (1,309) |
| Appropriation to statutory reserves | – | – | – | – | 692 | – | – | (692) | – | – | – |
| Others | – | – | 8,091 | 21 | – | – | – | – | 8,112 | (7,333) | 779 |
| Balance as of March 31, 2026 | 18,580,374,278 | 1 | 385,086 | (36,141) | 16,628 | (13,404) | 334 | 708,382 | 1,060,886 | 57,539 | 1,118,425 |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
# Consolidated Statements of Cash Flows

|  | Year ended March 31, | | | |
|  | 2024 | 2025 | **2026** | |
|  | RMB | RMB | **RMB** | **US$** |
|  |  |  |  | **(Note 2(a))** |
|  | *(in millions)* | | | |
| **Cash flows from operating activities:** |  |  |  |  |
| Net income | 71,332 | 125,976 | **102,127** | **14,805** |
| Adjustments to reconcile net income to net cash provided by operating activities: |  |  |  |  |
| Revaluation (gain) loss on previously held equity interest | – | (628) | **99** | **14** |
| Loss on disposals of equity method investees | 10 | 27 | **529** | **77** |
| Loss (Gain) related to equity securities and other investments | 23,480 | (28,652) | **(66,089)** | **(9,581)** |
| Change in fair value of other assets and liabilities | (708) | 590 | **(992)** | **(144)** |
| (Gain) Loss on disposals of subsidiaries | (1,550) | 21,509 | **(8,387)** | **(1,216)** |
| Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights | 26,640 | 29,260 | **37,067** | **5,374** |
| Amortization of intangible assets and licensed copyrights | 17,864 | 13,199 | **10,051** | **1,456** |
| Equity-settled share-based compensation expense | 18,546 | 13,970 | **11,180** | **1,621** |
| Impairment of equity securities and other investments | 12,244 | 8,801 | **7,724** | **1,120** |
| Impairment of goodwill, intangible assets and licensed copyrights | 22,610 | 6,805 | **11,244** | **1,631** |
| Gain on disposals of property and equipment | (107) | (784) | **(1,848)** | **(268)** |
| Share of results of equity method investees | 7,735 | (5,966) | **(2,785)** | **(404)** |
| Deferred income taxes | (5,263) | 374 | **(2,528)** | **(366)** |
| Allowance for doubtful accounts | 3,509 | 3,016 | **1,368** | **198** |
| Changes in assets and liabilities, net of effects of acquisitions and disposals: |  |  |  |  |
| Prepayments, receivables and other assets, and long-term licensed copyrights | (37,621) | (50,590) | **(67,931)** | **(9,847)** |
| Income tax payable | (4,764) | 1,968 | **(1,973)** | **(286)** |
| Accrued expenses, accounts payable and other liabilities | 27,126 | 25,873 | **37,933** | **5,499** |
| Merchant deposits | (560) | (12,463) | **(38)** | **(6)** |
| Deferred revenue and customer advances | 2,070 | 11,224 | **9,462** | **1,372** |
| Net cash provided by operating activities | 182,593 | 163,509 | **76,213** | **11,049** |
| **Cash flows from investing activities:** |  |  |  |  |
| Decrease in short-term investments, net | 71,426 | 23,395 | **42,235** | **6,123** |
| Increase in other treasury investments, net | (64,392) | (126,041) | **(12,687)** | **(1,839)** |
| Settlement of forward exchange contracts, net | 658 | (335) | **229** | **33** |
| Acquisitions of equity and debt securities, and others | (15,240) | (10,342) | **(63,753)** | **(9,242)** |
| Disposals of equity and debt securities, and others | 21,966 | 18,214 | **80,685** | **11,697** |
| Acquisitions of equity method investees | (3,525) | (3,822) | **(3,723)** | **(540)** |
| Disposals of and distributions from equity method investees | 1,265 | 1,520 | **5,627** | **816** |
| Acquisitions of: |  |  |  |  |
| Land use rights, property and equipment | (32,087) | (85,972) | **(126,063)** | **(18,275)** |
| Intangible assets | (842) | – | **(874)** | **(127)** |
| Disposals of property and equipment | 373 | 2,428 | **541** | **78** |
| Cash (paid) received for business combinations, net of cash acquired | (2,204) | 353 | **(1,212)** | **(176)** |
| Deconsolidation and disposal of subsidiaries, net of cash proceeds | 699 | (5,077) | **11,421** | **1,656** |
| Loans to employees, net of repayments | 79 | 264 | **238** | **34** |
| Net cash used in investing activities | (21,824) | (185,415) | **(67,336)** | **(9,762)** |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Consolidated Statements of Cash Flows (Continued)

| | Year ended March 31, | | | |
|---|---|---|---|---|
| | 2024 | 2025 | 2026 | |
| | RMB | RMB | RMB | US$ |
| | | | | (Note 2(a)) |
| | *(in millions)* | | | |
| **Cash flows from financing activities:** | | | | |
| Issuance of ordinary shares | 843 | 10 | 1,042 | 151 |
| Repurchase of ordinary shares | (88,745) | (86,662) | (7,638) | (1,107) |
| Dividend distribution | (17,946) | (29,077) | (33,732) | (4,890) |
| Acquisition of additional equity interests in non-wholly owned subsidiaries | (5,821) | (21,949) | (16,768) | (2,431) |
| Dividends paid by non-wholly owned subsidiaries to noncontrolling interests | (546) | (664) | (1,317) | (191) |
| Contingent consideration payments made after a business combination and others | (71) | (197) | (232) | (34) |
| Capital injection from noncontrolling interests | 1,577 | 2,402 | 349 | 50 |
| Proceeds from bank borrowings and other borrowings, net of upfront fee payment for a syndicated loan | 20,570 | 52,788 | 84,228 | 12,210 |
| Repayment of bank borrowings | (13,092) | (43,678) | (78,458) | (11,374) |
| Proceeds from convertible unsecured senior notes, net of debt issuance cost | – | 35,665 | 22,276 | 3,229 |
| Payments for capped call transactions | – | (4,612) | (1,309) | (189) |
| Proceeds from exchangeable bonds, net of debt issuance cost | – | – | 10,986 | 1,593 |
| Proceeds from unsecured senior notes, net of debt issuance cost | – | 35,979 | – | – |
| Repayment of unsecured senior notes | (5,013) | (16,220) | – | – |
| Net cash used in financing activities | (108,244) | (76,215) | (20,573) | (2,983) |
| Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables | 4,389 | 965 | (4,004) | (580) |
| Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables | 56,914 | (97,156) | (15,700) | (2,276) |
| Cash and cash equivalents, restricted cash and escrow receivables at beginning of year | 229,510 | 286,424 | 189,268 | 27,438 |
| Cash and cash equivalents, restricted cash and escrow receivables at end of year | 286,424 | 189,268 | 173,568 | 25,162 |

The accompanying notes form an integral part of these consolidated financial statements.

## Supplemental disclosures of cash flow information: <span style="float:right">F-14</span>

### Payment of interest

Interest paid was RMB7,832 million, RMB8,866 million and RMB9,384 million for the years ended March 31, 2024, 2025 and 2026, respectively.

### Business combinations

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | (in millions) | | |
| Cash paid for business combinations | (2,325) | (612) | (1,503) |
| Cash acquired in business combinations | 121 | 965 | 291 |
| | (2,204) | 353 | (1,212) |

The accompanying notes form an integral part of these consolidated financial statements.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements
For the Years Ended March 31, 2024, 2025 and 2026

### 1.  Organization and principal activities

Alibaba Group Holding Limited (the "Company") is a limited liability company, which was incorporated in the Cayman Islands on June 28, 1999. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these consolidated financial statements, where appropriate, the term "Company" also refers to its subsidiaries as a whole. The Company provides the technology infrastructure and marketing reach to help merchants, brands, retailers and other businesses to leverage the power of new technology to engage with their users and customers and operate in a more efficient way.

The Company's businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group and other businesses. An ecosystem has developed around the Company's platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

Alibaba China E-commerce Group is comprised of (i) E-commerce business, (ii) Quick commerce business and (iii) China commerce wholesale business. E-commerce business mainly consists of Taobao and Tmall, the Company's digital retail business in China, Xianyu, a consumer-to-consumer community and marketplace for idle goods in China, as well as Fliggy, an online travel platform providing comprehensive services. Quick commerce business includes Taobao Instant Commerce, a local services and on-demand delivery platform in China. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

Alibaba International Digital Commerce Group is comprised of (i) International commerce retail business and (ii) International commerce wholesale business. International commerce retail business mainly includes AliExpress, a global e-commerce platform, Trendyol, an e-commerce platform in Türkiye, Lazada, an e-commerce platform in Southeast Asia, and Daraz, an e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. International commerce wholesale business mainly includes Alibaba.com, an integrated international online wholesale marketplace.

Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide.

Other businesses include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games and DingTalk.

The Company's American depositary shares ("ADSs") have been listed on the New York Stock Exchange ("NYSE") under the symbol of "BABA" and the Company's ordinary shares have been listed on the Hong Kong Stock Exchange ("HKSE") under the codes "9988 (HKD Counter)" and "89988 (RMB Counter)."

### 2.  Summary of significant accounting policies

#### (a)  Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Translations of balances in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows from RMB into the US$ as of and for the year ended March 31, 2026 are solely for the convenience of the readers and are calculated at the rate of US$1.00 = RMB6.8980, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at this rate, or at any other rate.

## 2. Summary of significant accounting policies (Continued)

### (b) Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

### (c) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the PRC-registered entities directly or indirectly owned by the Company ("WFOEs") and variable interest entities ("VIEs") over which the Company is the primary beneficiary for accounting purposes only. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders. A VIE is required to be consolidated by the primary beneficiary of the entity if the equity holders in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses in which foreign investment is restricted or prohibited in the PRC through various contractual arrangements with PRC domestic companies that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. Specifically, these representative PRC domestic companies are Zhejiang Taobao Network Co., Ltd., Zhejiang Tmall Network Co., Ltd., Zhejiang Diantao Good Things Network Co., Ltd., and Alibaba Cloud Computing Ltd. The registered capital of these PRC domestic companies was funded by the Company through loans extended to the equity holders of these PRC domestic companies.

The Company has entered into certain exclusive services agreements with these PRC domestic companies, which entitle it to receive substantially all of the profits of the PRC domestic companies. In addition, the Company has entered into certain agreements with the equity holders of these PRC domestic companies, including loan agreements that require them to contribute registered capital to those PRC domestic companies, exclusive call option agreements to acquire the equity interests in these companies when permitted by the PRC laws, rules and regulations, equity pledge agreements of the equity interests held by those equity holders, and proxy agreements that irrevocably authorize individuals designated by the Company to exercise the equity owner's rights over these PRC domestic companies.

## 2. Summary of significant accounting policies (Continued)

### (c) Consolidation (Continued)

Details of the typical structure of the Company's representative VIEs are set forth below:

#### Loan agreements

Pursuant to the relevant loan agreements, the respective WFOEs have granted loans to the equity holders of the VIEs, which may only be used for the purpose of its business operation activities agreed by the WFOEs or the acquisition of the relevant VIEs. The WFOEs may require acceleration of repayment at their absolute discretion. When the equity holders of the VIEs make early repayment of the outstanding amount, the WFOEs or a third-party designated by the WFOEs may purchase the equity interests in the VIEs at a price equal to the outstanding amount of the loan, subject to any applicable PRC laws, rules and regulations. The equity holders of the VIEs undertake not to enter into any prohibited transactions in relation to the VIEs, including the transfer of any business, material assets or equity interests in the VIEs to any third party.

#### Exclusive call option agreements

The equity holders of the VIEs have granted the WFOEs exclusive call options to purchase their equity interest in the VIEs at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs; and (ii) the minimum price as permitted by applicable PRC laws. Each relevant VIE has further granted the relevant WFOE an exclusive call option to purchase its assets at an exercise price equal to the book value of the assets or the minimum price as permitted by applicable PRC laws, whichever is higher. Certain VIEs and their equity holders will also jointly grant the WFOEs (A) exclusive call options to request the VIEs to decrease their registered capital at an exercise price equal to the higher of (i) the paid-in registered capital in the VIEs and (ii) the minimum price as permitted by applicable PRC laws (the "Capital Decrease Price"), and (B) exclusive call options to subscribe for any increased capital of the VIEs at a price equal to the Capital Decrease Price, or the sum of the Capital Decrease Price and the unpaid registered capital, if applicable, as of the capital decrease. The WFOEs may nominate another entity or individual to purchase the equity interest or assets, or to subscribe for the increased capital, if applicable, under the call options. Execution of each call option shall not violate the applicable PRC laws, rules and regulations. Each equity holder of the VIE has agreed that the following amounts, to the extent in excess of the original registered capital that they contributed to the VIE (after deduction of relevant tax expenses), belong to and shall be paid to the WFOEs: (i) proceeds from the transfer of its equity interests in the VIE, (ii) proceeds received in connection with a capital decrease in the VIE, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIE upon termination or liquidation. Moreover, any profits, distributions or dividends (after deduction of relevant tax expenses) received by the VIEs also belong to and shall be paid to the WFOEs. The exclusive call option agreements remain in effect until the equity interest or assets that are the subject of these agreements are transferred to the WFOEs.

#### Proxy agreements

Pursuant to the relevant proxy agreements, the equity holders of the VIEs irrevocably authorize any person designated by the WFOEs to exercise their rights of the equity holders of the VIEs, including without limitation the right to vote and appoint directors.

#### Equity pledge agreements

Pursuant to the relevant equity pledge agreements, the equity holders of the VIEs have pledged all of their interests in the equity of the VIEs as a continuing first priority security interest in favor of the corresponding WFOEs to secure the outstanding amounts advanced under the relevant loan agreements described above and to secure the performance of obligations by the VIEs and/or the equity holders under the other structure contracts. Each WFOE is entitled to exercise its right to dispose of the pledged interests in the equity of the VIE held by the equity holders and has priority in receiving payment by the application of proceeds from the auction or sale of the pledged interests, in the event of any breach or default under the loan agreement or other structure contracts, if applicable. These equity pledge agreements remain in force until the later of (i) the full performance of the contractual arrangements by the relevant parties, and (ii) the full repayment of the loans made to the equity holders of the VIEs.

## 2. Summary of significant accounting policies (Continued)

### (c) Consolidation (Continued)

#### Exclusive services agreements

Each relevant VIE has entered into an exclusive services agreement with the respective WFOE, pursuant to which the relevant WFOE provides exclusive services to the VIE. In exchange, the VIE pays a service fee to the WFOE, the amount of which shall be determined, to the extent permitted by applicable PRC laws as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIE to the WFOE.

#### Other arrangements

The exclusive call option agreements described above also entitle the WFOEs to all profits, distributions or dividends (after deduction of relevant tax expenses) to be received by the equity holder of the VIEs, and the following amounts, to the extent in excess of the original registered capital that they contributed to the VIEs (after deduction of relevant tax expenses) to be received by each equity holder of the VIEs: (i) proceeds from the transfer of its equity interests in the VIEs, (ii) proceeds received in connection with a capital decrease in the VIEs, and (iii) distributions or liquidation residuals from the disposal of its equity interests in the VIEs upon termination or liquidation.

Based on these contractual agreements, the Company believes that the PRC domestic companies as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company is the primary beneficiary of these PRC domestic companies, the Company believes that these VIEs should be consolidated based on the structure as described above.

The following financial information of the consolidated VIEs and their subsidiaries was recorded in the accompanying consolidated financial statements:

| | As of March 31, | |
| --- | --- | --- |
| | 2025 | 2026 |
| | RMB | RMB |
| | (in millions) | |
| Cash and cash equivalents and short-term investments | 10,621 | 7,910 |
| Investments in equity method investees and equity securities and other investments | 37,117 | 34,987 |
| Accounts receivable and contract assets, net of allowance | 18,408 | 21,893 |
| Amounts due from non-VIE subsidiaries of the Company | 53,792 | 46,446 |
| Property and equipment, net and intangible assets, net | 19,911 | 47,887 |
| Others | 40,429 | 53,810 |
| Total assets | 180,278 | 212,933 |
| Amounts due to non-VIE subsidiaries of the Company | 113,332 | 136,348 |
| Accrued expenses, accounts payable and other liabilities | 50,521 | 64,338 |
| Deferred revenue and customer advances | 19,126 | 21,826 |
| Total liabilities | 182,979 | 222,512 |

## 2. Summary of significant accounting policies (Continued)

### (c) Consolidation (Continued)

| | Year ended March 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | **2026** |
| | RMB | RMB | **RMB** |
| | *(in millions)* | | |
| Revenue (i) | 117,686 | 137,708 | **156,369** |
| Net loss | (3,193) | (850) | **(914)** |
| Net cash provided by (used in) operating activities | 12,053 | (992) | **9,584** |
| Net cash used in investing activities | (11,772) | (33,847) | **(39,440)** |
| Net cash provided by financing activities | 5,626 | 25,933 | **28,958** |

(i)   Revenue generated by the VIEs are primarily from cloud services, digital media and entertainment services and others.

The VIEs did not have any material related party transactions except for the related party transactions which are disclosed in Note 25 or elsewhere in these consolidated financial statements, and those transactions with other subsidiaries that are not VIEs, which were eliminated upon consolidation.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the corresponding jurisdictions, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently, there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by its VIEs, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs as well as the Company's own business objectives in the future.

Unrecognized revenue-producing assets held by the VIEs include certain Internet content provision and other licenses, domain names and trademarks. The Internet content provision and other licenses are required under relevant PRC laws, rules and regulations for the operation of Internet businesses in the PRC, and therefore are integral to the Company's operations. The Internet content provision licenses require that core PRC trademark registrations and domain names are held by the VIEs that provide the relevant services.

### (d) Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC 805") "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated income statements.

## 2. Summary of significant accounting policies (Continued)

### (d) Business combinations and noncontrolling interests (Continued)

When there is a change in ownership interests or a change in contractual arrangements that results in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company's non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine equity. The Company accretes changes in the redemption value over the period from the date that it becomes probable that the mezzanine equity will become redeemable to the earliest redemption date using the effective interest method. Consolidated net income in the consolidated income statements includes net income or loss attributable to noncontrolling interests and mezzanine equity holders when applicable.

Net income attributable to mezzanine equity holders is included in net loss attributable to noncontrolling interests in the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. During the years ended March 31, 2024, 2025 and 2026, net income attributable to mezzanine equity holders amounted to RMB181 million, RMB64 million and RMB950 million, respectively. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests on the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

### (e) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the "CODM"), which is comprised of the Company's Chief Executive Officer and Chief Financial Officer. When the Company changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods would be recast unless it is impracticable to do so.

### (f) Foreign currency translation

The functional currency of the Company is US$. The Company's subsidiaries with operations in Chinese mainland, the Hong Kong Special Administrative Region of the PRC ("Hong Kong" or "Hong Kong S.A.R."), the United States and other jurisdictions generally use their respective local currencies as their functional currencies. When the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary shall be remeasured prospectively as if the functional currency were the reporting currency. The reporting currency of the Company is RMB as the major operations of the Company are within the PRC. The financial statements of the Company's subsidiaries, other than the subsidiaries with the functional currency of RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities and the average daily exchange rate for each month for income and expense items. Translation gains and losses, including those arising from intra-entity foreign currency transactions that are of a long-term-investment nature, are recorded in accumulated other comprehensive income or loss as a component of shareholders' equity.

In the financial statements of the Company's subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

## 2. Summary of significant accounting policies (Continued)

### (g) Revenue recognition

Revenue is principally generated from customer management services, membership fees and value-added services, logistics services, cloud services, sales of goods and other revenue. Revenue represents the amount of consideration the Company is entitled to upon the transfer of promised goods or services in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). Consistent with the criteria of ASC 606 "Revenue from Contracts with Customers," the Company recognizes revenue when performance obligations are satisfied by transferring control of a promised good or service to a customer. For performance obligations that are satisfied at a point in time, the Company also considers the following indicators to assess whether control of a promised good or service is transferred to the customer: (i) right to payment, (ii) legal title, (iii) physical possession, (iv) significant risks and rewards of ownership and (v) acceptance of the good or service. For performance obligations satisfied over time, the Company recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation.

For revenue arrangements with multiple distinct performance obligations, each distinct performance obligation is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling price at contract inception.

The Company evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or net basis. The Company is acting as the principal if it obtains control over the goods and services before they are transferred to customers. Generally, when the Company is primarily obligated in a transaction, is subject to inventory risk, has latitude in establishing prices, or has several but not all of these indicators, the Company acts as the principal and revenue is recorded on a gross basis. Generally, when the Company is not primarily obligated in a transaction, does not bear the inventory risk and does not have the ability to establish the price, the Company acts as the agent and revenue is recorded on a net basis.

The Company may from time to time provide incentives in various forms to attract or retain consumers. Under the circumstances where consumers are not considered as customers under ASC 606, the Company evaluates the features of different incentives provided to consumers to determine whether they represent implicit or explicit obligations to consumers on behalf of merchants, which are considered as payments to customers and are recorded as reduction of revenues. Incentives that are not considered as payments to customers are recorded as sales and marketing expenses.

When services are exchanged or swapped for other services, revenue is recognized based on the estimated standalone selling price of services promised to customer if the fair value of the services received cannot be reasonably estimated. The amount of revenue recognized for barter transactions was not material for each of the periods presented.

#### Practical expedients and exemptions

The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice for services performed.

The Company applies the practical expedient to not adjust any of the transaction price for the time value of money for contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer is within one year.

## 2. Summary of significant accounting policies (Continued)

### (g) Revenue recognition (Continued)

Revenue recognition policies by type are as follows:

#### (i) Customer management services

The Company generates customer management revenue from merchants by offering an integrated package and a comprehensive solution comprised of a diverse array of services to enable them to attract, engage and retain consumers, complete transactions, improve their branding and enhance operating efficiency. The customer management revenue are charged primarily on cost-per-click basis, cost-per-thousand impressions basis, time basis and cost-per-sale basis (e.g., fees charged based on the value of merchandise transacted, including commission on transactions).

*Cost-per-click ("CPC") marketing and software services*

CPC marketing and software services allow merchants to bid for keywords or bid to market to groups of consumers with similar profiles that match product or service listings appearing in search results or browser results on the Company's marketplaces. In general, merchants prepay for CPC marketing and software services and the related revenue is recognized when a user clicks their product or service listings as this is the point of time when the merchants benefit from the marketing and software services rendered.

*Cost-per-thousand impressions ("CPM") and time-based marketing services*

CPM and time-based marketing services allow merchants to place marketing content on the Company's marketplaces, at fixed prices or prices established by a market-based bidding system and in particular formats. In general, merchants need to prepay for CPM and time-based marketing services which are accounted for as customer advances and revenue is recognized either ratably over the period in which the marketing content is displayed as the merchants simultaneously consume the benefits as the marketing content is displayed or when an marketing content is viewed by users, depending on the type of marketing services selected by the merchants.

*Cost-per-sale ("CPS") marketing and software services*

The Company charges fees from merchants for transactions on Taobao, Tmall and certain other major marketplaces of the Company. The fees are generally determined as a percentage based on the value of merchandise sold by the merchants. Merchant deposits that are expected to be non-refundable is accounted for as variable consideration (Note 2(ac)), which is estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Revenue related to CPS marketing and software services is recognized in the consolidated income statements based on the expected value when the performance obligation is satisfied. Adjustments to the estimated variable consideration related to prior reporting periods were not material for each of the periods presented.

The Company also places marketing content through the third-party marketing affiliate program. Revenue generated on the Company's marketplaces or through the third-party marketing affiliate program are recorded on a gross basis when the Company is the principal to the merchants in the arrangements. For third-party marketing affiliates with whom the Company has an arrangement to share the revenue, traffic acquisition cost is also recognized at the same time if the marketing content on the landing page clicked by the users is from merchants participating in the third-party marketing affiliate program.

## 2. Summary of significant accounting policies (Continued)

### (g) Revenue recognition (Continued)

#### (ii) Membership fees and value-added services

The Company earns membership fees revenue from wholesale sellers in respect of the sale of membership packages and subscriptions that allow them to host premium storefronts on the Company's wholesale marketplaces, as well as the provision of other value-added services, and from customers in respect of the sale of membership packages which allow them to access premium content on Youku's paid content platforms. These service fees are paid in advance for a specific contracted service period. All these fees are initially deferred as deferred revenue and customer advances when received and revenue is recognized ratably over the term of the respective service contracts as the services are provided.

#### (iii) Logistics services

The Company earns logistics services revenue from express delivery services, supply chain services, on-demand delivery services and other logistics services. Revenue is recognized over time when the logistics services are provided.

#### (iv) Cloud services

The Company earns cloud services revenue from the provision of public cloud services and non-public cloud services to domestic and international customers:

- *Public cloud services*, where the company generates revenue from a wide range of cloud services, including traditional and AI-related, such as elastic computing, storage, network, database, big data, security, cloud native and Alibaba Cloud model studio ("Bailian"). Enterprise customers can pay for these services on a consumption or subscription basis, such as on-demand delivery of computing services and storage capacities. Certain cloud services allow customers to use hosted software over the contract period without taking possession of the software. Revenue related to cloud services charged on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services charged on a consumption basis, such as the quantity of storage or elastic computing services used in a period, is recognized based on the customer utilization of the resources.

- *Non-public cloud services*, where the company generates revenue through packaged cloud services, including hardware, software license, software installation service, application development and maintenance service. Each distinct performance obligation identified is separately accounted for and the total consideration is allocated to each performance obligation based on the relative standalone selling prices at contract inception. Revenue for each performance obligation is recognized when the control of the promised goods or services is transferred to the customer.

#### (v) Sales of goods

Revenue from the sales of goods, which is mainly generated from direct sales businesses, is recognized when the control over the promised goods is transferred to customers. Receipts of fees in respect of all other incidental goods or services provided by the Company that are distinct performance obligations are recognized when the control of the underlying goods or services is transferred to the customers. The amounts relating to these incidental services are not material to the Company's total revenue for each of the periods presented.

### (h) Cost of revenue

Cost of revenue consists primarily of cost of inventories, logistics costs, expenses associated with the operation of the Company's mobile platforms and websites (such as depreciation and maintenance expenses for servers and computers, call centers and other equipment, and bandwidth and co-location fees), staff costs and share-based compensation expense, traffic acquisition costs, content costs, payment processing fees and other related incidental expenses that are directly attributable to the Company's principal operations.

## 2. Summary of significant accounting policies (Continued)

### (i) Product development expenses

Product development expenses consist primarily of staff costs and share-based compensation expense for research and development personnel and other expenses that are directly attributable to the development of new technologies and products for the businesses of the Company, such as the development of the technology and Internet infrastructure, applications, operating systems, software, databases and networks.

The Company expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites or the development of software, website and mobile app content. Costs incurred in the development phase are capitalized and amortized over the estimated product life.

### (j) Sales and marketing expenses

Sales and marketing expenses consist primarily of online and offline advertising expenses, promotion expenses, staff costs and share-based compensation expense, sales commissions and other related incidental expenses that are incurred directly to attract or retain consumers and merchants.

The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of delivering advertisements in the period in which the advertising space or airtime is used. Advertising and promotional expenses totaled RMB88,217 million, RMB113,573 million and RMB214,246 million during the years ended March 31, 2024, 2025 and 2026, respectively.

### (k) Share-based compensation

Share-based awards granted are measured at fair value on grant date and the value is recognized as share-based compensation expense (i) immediately at the grant date if no vesting conditions are required, or (ii) using the accelerated attribution method, net of estimated forfeitures, over the requisite service period. The fair values of restricted share units ("RSUs") and restricted shares are determined with reference to the fair value of the underlying shares and the fair value of share options is generally determined using the Black-Scholes valuation model. Share-based compensation expense, when recognized, is charged to the consolidated income statements with the corresponding entry to additional paid-in capital, liability or noncontrolling interests as disclosed in Note 2(d).

On each measurement date, the Company reviews internal and external sources of information to assist in the estimation of various attributes to determine the fair value of the share-based awards, including the fair value of the underlying shares, expected life and expected volatility. The Company recognizes the impact of any revisions to the original forfeiture rate assumptions in the consolidated income statements, with a corresponding adjustment to equity or liability.

### (l) Other employee benefits

The Company's subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the Company's subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. The relevant local labor and social security authorities are responsible for meeting all retirement benefits obligations and the Company's subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred and not reduced by contributions forfeited by those employees who leave the plans prior to vesting fully in the contributions. The Company also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

During the years ended March 31, 2024, 2025 and 2026, contributions to the plans amounting to RMB14,190 million, RMB14,329 million and RMB13,083 million, respectively, were charged to the consolidated income statements. Amounts contributed to defined benefit plans during the years ended March 31, 2024, 2025 and 2026 were insignificant.

## 2. Summary of significant accounting policies (Continued)

### (m) Income taxes

The Company accounts for income taxes using the liability method, under which deferred income tax is recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

Deferred tax is recognized on the undistributed earnings of subsidiaries, which are presumed to be distributed to parent companies, unless there is sufficient evidence that the subsidiaries have invested or will invest the undistributed earnings permanently in the domestic jurisdictions or the earnings will not be subject to tax upon the subsidiaries' liquidation. Deferred tax is recognized for temporary differences in relation to certain investments in equity method investees, equity securities and other investments.

The Company adopts ASC 740 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have any significant liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended March 31, 2024, 2025 and 2026. The income before income tax and share of results of equity method investees for the year ended March 31, 2026 derived within the PRC was RMB136,551 million. The loss before income tax and share of results of equity method investees for the year ended March 31, 2026 derived outside the PRC was RMB7,164 million.

### (n) Government grants

Government grants, which mainly represent amounts received from central and local governments in connection with the Company's investments in local business districts and contributions to technology development, are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated income statements upon receipt and when all conditions attached to the grants are fulfilled.

Government grants related to assets are recognized as a reduction of the carrying amount of the related asset when all conditions attached to the grants are fulfilled and are recognized in the consolidated income statements as a reduction of related depreciation or amortization expense over the estimated useful live of the related asset on a straight-line method.

### (o) Leases

The Company determines if an arrangement is a lease at inception. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Company has no significant finance leases.

## 2. Summary of significant accounting policies (Continued)

### (o) Leases (Continued)

The Company recognizes lease liabilities and corresponding right-of-use assets on the balance sheet for leases. Operating lease right-of-use assets are included in non-current prepayments, receivables and other assets (Note 13), and operating lease liabilities are included in current accrued expenses, accounts payable and other liabilities and other non-current liabilities (Note 19) on the consolidated balance sheets. Operating lease right-of-use assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Company uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

The Company elected to combine the lease and non-lease components for leases of certain asset classes such as shops and malls and equipment leases. Lease and non-lease components for leases of other asset classes are accounted for separately. The Company also elected not to recognize short-term leases with an initial lease term of twelve months or less.

### (p) Cash and cash equivalents

The Company considers all short-term, highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents. Cash and cash equivalents primarily represent bank deposits and fixed deposits with original maturities of less than three months.

### (q) Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments that the Company has the intention to redeem within one year. As of March 31, 2025 and 2026, the Company had short-term investments amounting to RMB228,826 million and RMB155,310 million, respectively. RMB657 million and RMB74 million of short-term investments were pledged as security which were restricted for withdrawal and use as of March 31, 2025 and 2026, respectively. The remaining balances of RMB228,169 million and RMB155,236 million were unrestricted for withdrawal and use as of March 31, 2025 and 2026, respectively.

### (r) Accounts receivable

Accounts receivable represent the amounts that the Company has an unconditional right to consideration. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivable amounts which is estimated using the approach based on expected losses. The allowance for doubtful accounts were RMB9,307 million and RMB8,093 million as of March 31, 2025 and 2026, respectively. The Company's estimation of allowance for doubtful accounts considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company assesses collectibility by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. For receivables evaluated individually, when it is determined that foreclosure is probable or when the debtor is experiencing financial difficulty at the reporting date and repayment is expected to be provided substantially through the operation or sale of collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

### (s) Inventories

Inventories mainly consist of merchandise available for sale. They are accounted for using the weighted average cost method and stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

## 2. Summary of significant accounting policies (Continued)

### (t) Equity securities and other investments

Equity securities and other investments represent the Company's investments in equity securities that are not accounted for under the equity method, as well as other investments which primarily consist of debt investments.

#### (i) Equity securities

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated income statements, according to ASC 321 "Investments – Equity Securities".

The Company elected to record a majority of equity investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer.

Equity investments in privately held companies accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

In computing realized gains and losses on equity securities, the Company determines cost based on amounts paid using the average cost method. Dividend income is recognized when the right to receive the payment is established.

#### (ii) Debt investments

Debt investments consist of investments in debt securities and loan investments which are accounted for at amortized cost or under the fair value option, which the Company has elected for certain investments including convertible and exchangeable bonds subscribed. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with unrealized gains and losses recorded in the consolidated income statements. Interest income from debt investments is recognized using the effective interest method which is reviewed and adjusted periodically based on changes in estimated cash flows. Debt investments also include other treasury investments which mainly consist of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by the Company generally range from one to five years.

### (u) Investments in equity method investees

The Company applies the equity method to account for equity investments in common stock or in-substance common stock, according to ASC 323 "Investments – Equity Method and Joint Ventures," over which it has significant influence but does not own a controlling financial interest, unless the fair value option is elected for an investment.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

## 2. Summary of significant accounting policies (Continued)

### (u) Investments in equity method investees (Continued)

Under the equity method, the Company's share of the post-acquisition profits or losses of the equity method investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in other comprehensive income. The Company records its share of the results of the equity method investees on a one quarter in arrears basis. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity method investee generally represents goodwill and intangible assets acquired. When the Company's share of losses of the equity method investee equals or exceeds its interest in the equity method investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity method investee.

The Company continually reviews its investments in equity method investees to determine whether a decline in fair value below the carrying value is other-than-temporary. The primary factors the Company considers in its determination include the severity and the length of time that the fair value of the investment is below its carrying value; the financial condition, the operating performance and the prospects of the equity method investee; the geographic region, market and industry in which the equity method investee operates; and other company specific information such as recent financing rounds completed by the equity method investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the investment in the equity method investee is written down to its fair value.

### (v) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment loss. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

| | |
|---|---|
| Computer equipment and software | 3–5 years |
| Furniture, office and transportation equipment and others | 3–10 years |
| Buildings and other property | 10–50 years |
| Property improvements | shorter of remaining lease period or estimated useful life |

Construction in progress represents buildings and related premises under construction, which is stated at actual construction cost less any impairment loss. Construction in progress is transferred to the respective category of property and equipment when completed and ready for its intended use.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated income statements.

## 2. Summary of significant accounting policies (Continued)

### (w) Intangible assets other than licensed copyrights

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition using valuation techniques such as discounted cash flow analysis and ratio analysis with reference to comparable companies in similar industries under the income approach, market approach and cost approach. Major assumptions used in determining the fair value of these intangible assets include future growth rates and weighted average cost of capital. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

| | |
|---|---|
| User base and customer relationships | 3–16 years |
| Trade names, trademarks and domain names | 5–20 years |
| Developed technology and patents | 2–10 years |
| Non-compete agreements | over the contracted term of up to 10 years |

### (x) Licensed copyrights

Licensed copyrights related to titles to movies, television series, variety shows, animations and other video content acquired from external parties are carried at the lower of unamortized cost or fair value. The amortization period for the licensed content vary depending on the type of content, which typically ranges from six months to ten years. Licensed copyrights are presented on the consolidated balance sheets as current assets under prepayments, receivables and other assets, or non-current assets under intangible assets, net, based on estimated time of usage. Licensed copyrights are generally amortized using an accelerated method based on historical viewership consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised if necessary. For the years ended March 31, 2024, 2025 and 2026, amortization expenses in connection with the licensed copyrights of RMB8,361 million, RMB7,497 million and RMB6,701 million were recorded in cost of revenue.

On a periodic basis, the Company evaluates the program usefulness of licensed copyrights pursuant to the guidance in ASC 920 "Entertainment – Broadcasters," which provides that the rights be reported at the lower of unamortized cost or fair value. When there is a change in the expected usage of licensed copyrights, the Company estimates the fair value of licensed copyrights to determine if any impairment exists. The fair value of licensed copyrights is determined by estimating the expected cash flows from advertising and membership fees, less any costs and expenses, over the remaining useful lives of the licensed copyrights at the film-group level. Estimates that impact these cash flows include anticipated levels of demand for the Company's advertising services and the expected selling prices of advertisements. For the years ended March 31, 2024, 2025 and 2026, no impairment charges in connection with the licensed copyrights were recorded.

### (y) Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance with ASC 350, the Company may first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. In the qualitative assessment, the Company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations, business plans and strategies of the reporting unit. Based on the qualitative assessment, if it is more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is performed. The Company may also bypass the qualitative assessment and proceed directly to perform the quantitative impairment test.

## 2. Summary of significant accounting policies (Continued)

### (y) Goodwill (Continued)

The Company performs the quantitative impairment test by comparing the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, the amount by which the carrying amount exceeds the reporting unit's fair value is recognized as impairment. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, allocation of assets, liabilities and goodwill to reporting units, and determination of the fair value of each reporting unit.

### (z) Impairment of long-lived assets other than goodwill and licensed copyrights

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to the future undiscounted net cash flows expected to be generated by the asset or asset group. If the assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets or asset groups exceeds the fair value of the assets or asset groups. Impairment of long-lived assets other than goodwill and licensed copyrights recognized for the years ended March 31, 2024, 2025 and 2026 was RMB14,847 million, RMB4,611 million and RMB3,318 million, respectively.

### (aa) Derivatives and hedging

Contracts that meet the definition of a derivative and an embedded derivative that is not closely related to the host contract are generally recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value. Changes in the fair value of derivative assets or liabilities are either recognized periodically in the consolidated income statements or in other comprehensive income depending on the use of the derivatives and whether they qualify for hedge accounting and are so designated as cash flow hedges, fair value hedges or net investment hedges. The capped call transactions in connection with the issuance of the convertible unsecured senior notes meet the scope exception for contracts in an entity's own equity provided in ASC 815 "Derivatives and Hedging" and are recognized in shareholders' equity. Other instruments involving an entity's own equity that do not meet the scope exception for contracts in an entity's own equity provided in ASC 815 are classified as assets or liabilities and recorded at fair value.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge (which includes the item and risk that is being hedged), the hedging instrument that is being used and how hedge effectiveness is being assessed. A hedging instrument has to be effective in accomplishing the objective of offsetting changes in the risk being hedged. The effectiveness of the hedging relationship is evaluated on a prospective and retrospective basis using qualitative and quantitative measures of correlation. Qualitative methods may include comparison of critical terms of the hedging instrument to those of the hedged item due to the hedged risk. Quantitative methods include a comparison of the changes in the value or discounted cash flow of the hedging instrument to those of the hedged item due to the hedged risk. A hedging relationship is considered effective if the results of the hedging instrument are within a ratio of 80% to 125% of the results of the hedged item.

#### Cash flow hedges

Interest rate swaps designated as hedging instruments to hedge against the cash flows attributable to recognized assets or liabilities or forecasted payments may qualify as cash flow hedges. The Company entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. All changes in the fair value of interest rate swaps that are designated and qualify as cash flow hedges are recognized in accumulated other comprehensive income. Amounts in accumulated other comprehensive income are reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings.

The Company has elected the optional expedients under ASC 848 "Reference Rate Reform" for certain existing interest rate swaps that are designated as cash flow hedges in the hedging relationship designation and the assessment of probability of forecasted transaction and hedge effectiveness.

## 2. Summary of significant accounting policies (Continued)

### (aa) Derivatives and hedging (Continued)

#### Net investment hedges

The Company uses cross currency swap ("CCS") contracts, forward exchange contracts and RMB denominated unsecured senior notes and borrowings to hedge the foreign currency risk associated with investments in net assets of certain PRC subsidiaries held by the Company which are designated as net investment hedges. The Company excludes the changes in the fair value of the CCS contracts and forward exchange contracts attributable to changes other than those due to fluctuations in the spot exchange rate from the assessment of hedge effectiveness and the value of such excluded component is recognized in interest expenses in the consolidated income statement over the life of the hedging instrument under a systematic and rational method. Changes in the value of the hedging instruments due to fluctuations in the spot foreign currency exchange rates designated in net investment hedges are recognized in accumulated other comprehensive income to offset the cumulative translation adjustments relating to those subsidiaries. For the years ended March 31, 2025 and 2026, the losses recognized in accumulated other comprehensive income from changes in value of the CCS contracts, forward exchange contracts and the non-derivative financial instruments designated as net investment hedges amounted to RMB344 million and RMB4,519 million, respectively.

Amounts accumulated are reclassified from accumulated other comprehensive income and recognized in the consolidated income statements upon disposal of those subsidiaries. Once the hedge becomes ineffective, hedge accounting is discontinued prospectively. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

### (ab) Borrowings

Borrowings consist of bank borrowings, unsecured senior notes, convertible unsecured senior notes and exchangeable bonds. Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Exchangeable bonds are accounted for under the fair value option with changes in fair value recorded in the consolidated income statements.

### (ac) Merchant deposits

The Company collects deposits representing an annual upfront service fee from merchants on Tmall before the beginning of each calendar year. These deposits are initially recorded as a liability by the Company. The deposits are refundable to a merchant if the level of sales volume that is generated by that merchant on Tmall meets the target during the period. If the transaction volume target is not met at the end of each calendar year, the relevant deposits will become non-refundable. These merchant deposits are accounted for as variable consideration at an amount that is estimated at contract inception. The estimate is updated at the end of each reporting period and when there are changes in circumstances during the reporting period. Merchant deposits are recognized as revenue in the consolidated income statements when the likelihood of refund to the merchant is considered remote based on the patterns of sales volume generated by the merchant during the reporting period. Starting from September 1, 2024, the annual upfront service fee was cancelled and the merchant deposits would subsequently be refunded to merchants.

### (ad) Deferred revenue and customer advances

Deferred revenue and customer advances generally represent cash received from customers that relate to goods or services to be provided in the future. Deferred revenue, mainly representing cloud services revenue, membership fees and customer management services revenue, is stated at the amount of service fees received less the amount previously recognized as revenue upon the provision of the respective services to customers.

## 2. Summary of significant accounting policies (Continued)

### (ae) Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for the contingencies are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses these contingent liabilities, which inherently involves judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in legal proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

### (af) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings.

### (ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until the reserve has reached 50% of the relevant subsidiary's registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the respective board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended March 31, 2024, 2025 and 2026, appropriations to the general reserve amounted to RMB1,756 million, RMB1,203 million and RMB692 million, respectively. No appropriations to the enterprise expansion fund and staff welfare and bonus fund have been made by the Company.

### (ah) Interest income

Interest income is recorded in the consolidated income statements as it accrues for the interest-earning assets using the effective interest method. During the years ended March 31, 2024, 2025 and 2026, interest income of RMB24,868 million, RMB20,449 million and RMB18,806 million, respectively, were recorded in interest and investment income, net in the consolidated income statements.

### (ai) Newly adopted accounting standard updates

In April 2023, the Company adopted Accounting Standards Update ("ASU") 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," which provides guidance on the acquirer's accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer recognizes and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The Company adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

### 2.  Summary of significant accounting policies (Continued)

#### (ai)  Newly adopted accounting standard updates (Continued)

In April 2023, the Company adopted ASU 2022-04, "Liabilities – Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations," which require a buyer in a supplier finance program disclose qualitative and quantitative information about the supplier finance program. Details of the key terms of the program, the outstanding obligations confirmed as valid and the roll forward of these obligations are set out in Note 20.

In April 2024, the Company adopted ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

In April 2024, the Company adopted ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which improves reportable segment disclosure requirements. The amendments require the disclosure of (1) significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; (2) an amount for other segment items by reportable segment and a description of its composition; and (3) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s). The amendments also provide disclosure requirements for interim periods and entities that have a single reportable segment. Details of segment reporting are set out in Note 2(e) and Note 29.

In April 2025, the Company adopted ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures", which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), income (or loss) from continuing operations before income tax expense (or benefit) and income tax expense (or benefit) from continuing operations. The Company adopted this guidance prospectively and details of disclosures on income taxes are set out in Note 2(m) and Note 7.

### 3.  Recent accounting pronouncements

In November 2024, the Financial Accounting Standards Board ("FASB") issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" and issued subsequent amendment within ASU 2025-01. The amendments require disaggregation disclosure for certain expense captions presented on the face of income statement, as well as additional disclosure about selling expenses. This guidance is effective for the Company for the year ending March 31, 2028 and interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance on its disclosures.

In November 2024, the FASB issued ASU 2024-04, "Debt – Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments," which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, the Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

## 3. Recent accounting pronouncements (Continued)

In May 2025, the FASB issued ASU 2025-03, "Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity," which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets". The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The new guidance is required to be applied prospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. As of March 31, 2026, the Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2025, the FASB issued ASU 2025-06, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software", which removes all references to prescriptive and sequential software development stages ("project stages") throughout Subtopic 350-40. The amendments provide guidance on determining whether there is significant development uncertainty in evaluating the probable-to-complete recognition threshold. The amendments also supersede the website development costs guidance and incorporate the recognition requirements for website-specific development costs. This guidance also specifies the disclosures requirements for capitalized internal-use software costs. The new guidance is required to be applied using either the prospective transition approach, the modified transition approach or the retrospective transition approach. This guidance is effective for the Company for the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-08, "Financial Instruments – Credit Losses (Topic 326): Purchased Loans", which defines purchased seasoned loans and expands the use of the gross-up approach in ASC 326 to the purchased seasoned loans. The new guidance is required to be applied prospectively to loans that are acquired on or after the initial application date. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In November 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements", which clarifies certain aspects of the guidance on hedge accounting and addresses several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments include: (i) expanding the hedged risks permitted to be aggregated in a group of individual forecasted transactions in a cash flow hedge and clarifying the circumstance under which a group of individual forecasted transactions can be considered to have a similar risk exposure; (ii) providing a model to facilitate the application of cash flow hedge accounting to forecasted interest payments on choose-your-rate debt instruments; (iii) expanding hedge accounting for forecasted purchases and sales of nonfinancial assets; (iv) eliminating the requirement to apply the net written option test to a compound derivative comprising a swap and a written option designated as the hedging instrument in a cash flow hedge or a fair value hedge of interest rate risk; and (v) eliminating the recognition and presentation mismatch related to a dual hedge strategy. The new guidance is required to be applied prospectively for all hedging relationships. This guidance is effective for the Company for the year ending March 31, 2028. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

### 3. Recent accounting pronouncements (Continued)

In December 2025, the FASB issued ASU 2025-10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities," which establishes the accounting for a government grant received by a business entity, including recognition and measurement guidance for a grant related to an asset and a grant related to income. This guidance also requires certain presentation and disclosures for the grant. The new guidance is required to be applied using either the modified prospective approach, the modified retrospective approach or the retrospective approach. This guidance is effective for the Company for the year ending March 31, 2030. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements," which clarifies interim disclosure requirements, the applicability of Topic 270, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. The amendments also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the interim reporting periods during the year ending March 31, 2029. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

### 4. Significant mergers and acquisitions, investments and dispositions

#### (a) Acquisitions

Acquisitions that constitute business combinations are summarized in the following table:

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | 2026 |
|  | RMB | RMB | RMB |
|  | *(in millions)* | | |
| Net assets (liabilities) | 28 | (461) | 406 |
| Identifiable intangible assets | 602 | 1,544 | 408 |
| Deferred tax assets | – | 1 | 27 |
| Deferred tax liabilities | (199) | (382) | (64) |
|  | 431 | 702 | 777 |
| Noncontrolling interests and mezzanine equity | (98) | (587) | (824) |
| Net identifiable assets (liabilities) | 333 | 115 | (47) |
| Goodwill | 1,782 | 4,899 | 2,297 |
| Total purchase consideration | 2,115 | 5,014 | 2,250 |
| Fair value of previously held equity interests | – | (1,555) | (731) |
| Purchase consideration settled | (2,038) | (1,564) | (1,456) |
| Deferred consideration as of year end | 77 | 1,895 | 63 |
| Total purchase consideration is comprised of: | | | |
| – cash consideration | 2,115 | 2,549 | 1,519 |
| – fair value of previously held equity interests | – | 1,555 | 731 |
| – others | – | 910 | – |
|  | 2,115 | 5,014 | 2,250 |

In relation to the revaluation of previously held equity interests, the Company recognized nil, a gain of RMB628 million, and a loss of RMB99 million in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively, for the acquisitions that constitute business combinations.

Pro forma results of operations for these acquisitions have not been presented because the effects of these acquisitions are not material to the consolidated income statements for the year ended March 31, 2024, 2025 and 2026, either individually or in aggregate.

## 4. Significant mergers and acquisitions, investments and dispositions (Continued)

### (b) Disposal of Trendyol GO

In May 2025, the Company entered into a sale and purchase agreement to sell 85% of the equity interest in Trendyol GO, a wholly-owned subsidiary of Trendyol that operates local service business in Türkiye. The cash consideration to the Company from the disposal is approximately US$0.7 billion (RMB5 billion).

The disposal of Trendyol GO was completed during the year ended March 31, 2026 and a gain arising from the disposal of approximately RMB6 billion was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2026, primarily taking into consideration of (i) the cash considerations, (ii) the carrying values of the net assets of Trendyol GO, and (iii) the fair value of the 15% retained equity interest in Trendyol GO.

### (c) Disposal of Sun Art Retail Group Limited ("Sun Art")

In December 2024, the Company entered into a sale and purchase agreement to sell all of the equity interest in Sun Art held by the Company, representing approximately 73.66% of the total number of the ordinary shares of Sun Art in issue. Pursuant to the sale and purchase agreement, the Company was entitled to receive approximately HK$9,698 million (RMB9,054 million), which comprised of (i) cash considerations of approximately HK$6,465 million (RMB6,032 million), and (ii) deferred cash considerations of approximately HK$3,233 million (RMB3,022 million). Interest shall be payable in connection with the deferred cash considerations, consisting of (i) base interest, accrued at 4.80% per annum, compounded annually, and (ii) the variable interest of maximum HK$873 million, in the event that the 2027/2028 average adjusted EBITDA of Sun Art is higher than or equal to the adjusted EBITDA high limit of RMB4,400 million. The deferred cash considerations and accrued base interest are to be settled in May 2028, subject to the purchaser's early repayment option, while the variable interest will be settled in June 2028.

The sale of Sun Art was completed in the year ended March 31, 2025 and a loss on disposal of RMB13,123 million was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2025, taking into consideration of (i) the cash considerations and estimated fair value of the deferred cash considerations, and (ii) the carrying values of the net assets of Sun Art and the noncontrolling interests in Sun Art.

### (d) Disposal of Intime Retail (Group) Company Limited ("Intime")

In December 2024, the Company together with another minority shareholder agreed to sell 100% of the equity interest in Intime to a consortium of purchasers. The Company held approximately 99% of the equity interest in Intime. The cash consideration to the Company from the sale of Intime is approximately RMB7.4 billion.

The sale of Intime was substantially completed as of March 31, 2025 and losses arising from the disposal of RMB8,515 million was recorded in interest and investment income, net in the consolidated income statements for the year ended March 31, 2025, taking into consideration of (i) the applicable considerations, and (ii) the applicable carrying values of the net assets of Intime and the applicable noncontrolling interests in Intime. As of March 31, 2025, the carrying values of total assets of RMB5,330 million and total liabilities of RMB4,349 million relating to the sale of Intime remained in the Company's consolidated balance sheets were included in prepayments, receivables and other assets and accrued expenses, accounts payable and other liabilities, respectively. The sale of Intime was fully completed during the year ended March 31, 2026.

### (e) Investment in Moonshot AI Ltd ("Moonshot")

Moonshot is an artificial intelligence company in the PRC. During the year ended March 31, 2024, the Company invested a total of approximately US$0.8 billion (approximately RMB5.9 billion) for an approximately 36% equity interest. The investment in preferred stocks of Moonshot is accounted for using the measurement alternative.

## Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

### 4. Significant mergers and acquisitions, investments and dispositions (Continued)

#### (f) Investment in Ant Group Co., Ltd. ("Ant Group")

Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants, in China and across the world. In September 2019, following the satisfaction of the closing conditions, the Company received the 33% equity interest in Ant Group pursuant to the share and asset purchase agreement as amended from time to time (the "SAPA").

The Company accounts for its equity interest in Ant Group under the equity method. Upon the completion, the Company recorded the 33% equity interest in Ant Group with a carrying value amounting to RMB90.7 billion in investments in equity method investees. The difference between the carrying value of the 33% equity interest in Ant Group and the Company's share of the carrying value of Ant Group's net assets upon completion is a basis difference, which mainly represents the fair value adjustments of amortizable intangible assets and equity investments. These adjustments amounted to RMB24.5 billion and RMB5.3 billion, respectively, both of which were net of their corresponding tax effects.

Subsequent to the receipt of the equity interest in Ant Group, the proportionate share of results of Ant Group, adjusted for the effects of the basis difference as described above, is recorded in share of results of equity method investees in the consolidated income statements on a one quarter in arrears basis. Following the receipt of equity interest in Ant Group, the Company has pre-emptive rights to participate in other issuances of equity securities by Ant Group and certain of its affiliates prior to the time of Ant Group meeting certain minimum criteria for a qualified IPO set forth in the SAPA. These pre-emptive rights entitle the Company to maintain the equity ownership percentage the Company holds in Ant Group immediately prior to any such issuances. In connection with the exercise of the pre-emptive rights, the Company is also entitled to receive certain payments from Ant Group, effectively funding the subscription for these additional equity interest, up to a value of US$1.5 billion, subject to certain adjustments. In addition, under the SAPA, in certain circumstances the Company is permitted to exercise pre-emptive rights through an alternative arrangement which will further protect the Company from dilution.

During the quarter ended September 30, 2023, Ant Group repurchased approximately 7% equity interest from its existing shareholders and the shares repurchased were allocated to the employee incentive plans of Ant Group. The number of shares held by the Company in Ant Group remains unchanged from legal perspective, and the Company's equity interest in Ant Group on a fully diluted basis remains unchanged at 33%.

For accounting purposes, the Company will take into consideration a proportionate share of equity interest held by the employee incentive plans of Ant Group to account for its share of results from its investment in Ant Group, subject to dilution as the equity interest under the employee incentive plans of Ant Group is transferred out. During the years ended March 31, 2024, 2025 and 2026, there was no material change in the equity interest held by the employee incentive plans of Ant Group. While the Company's carrying value of the investment in Ant Group remain unchanged upon completion, the transactions result in additional basis difference of RMB5.6 billion upon completion, which was mainly allocated to amortizable intangible assets of RMB1.7 billion with a weighted average amortization period of 7 years, goodwill of RMB3.9 billion, equity investments of RMB0.5 billion and deferred tax liabilities of RMB0.5 billion.

## 5. Revenue

Revenue by segment is as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | *(in millions)* | | |
| **Alibaba China E-commerce Group:** | | | |
| E-commerce (i) | | | |
| – Customer management | 307,950 | 326,769 | 343,867 |
| – Direct sales, logistics and others (ii) | 110,820 | 103,722 | 105,518 |
| | 418,770 | 430,491 | 449,385 |
| Quick commerce (iii) | 50,852 | 53,588 | 78,520 |
| China commerce wholesale (iv) | 20,479 | 24,301 | 26,312 |
| Total Alibaba China E-commerce Group | 490,101 | 508,380 | 554,217 |
| **Alibaba International Digital Commerce Group:** | | | |
| International commerce retail (v) | 81,654 | 108,465 | 117,731 |
| International commerce wholesale (vi) | 20,944 | 23,835 | 26,439 |
| Total Alibaba International Digital Commerce Group | 102,598 | 132,300 | 144,170 |
| Cloud Intelligence Group (vii) | 106,374 | 118,028 | 158,132 |
| All others (viii) | 317,539 | 338,347 | 254,367 |
| Unallocated | 1,297 | 1,924 | 2,340 |
| Inter-segment elimination (ix) | (76,741) | (102,632) | (89,556) |
| **Consolidated revenue** | 941,168 | 996,347 | 1,023,670 |

(i)   Revenue from China commerce retail is primarily generated from Alibaba China E-commerce Group and includes primarily revenue from customer management services, sales of goods and logistics services.

(ii)  Revenue from direct sales, logistics and other revenue under Alibaba China E-commerce Group primarily represents direct sales businesses of Tmall Supermarket, Tmall Global and other businesses, and primarily consists of revenue from sales of goods, as well as logistics services.

(iii) Revenue from Quick commerce is primarily generated through "Taobao Instant Commerce" and the Ele.me app. Quick commerce revenue is net of subsidies that are contra revenue, and includes primarily revenue from logistics services and customer management services.

(iv)  Revenue from China commerce wholesale is primarily generated from 1688.com and includes revenue from membership fees and related value-added services and customer management services.

(v)   Revenue from International commerce retail is primarily generated from AliExpress, Trendyol and Lazada and includes revenue from customer management services, logistics services and sales of goods.

(vi)  Revenue from International commerce wholesale is primarily generated from Alibaba.com and includes revenue from membership fees and related value-added services and customer management services.

(vii) Revenue from Cloud Intelligence Group is primarily generated from the provision of cloud services, which include public cloud services and non-public cloud services.

(viii)Revenue from All others represented revenue from businesses including Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games, DingTalk, Sun Art, Intime and other businesses. Revenue within All others includes primarily revenue from sales of goods, and logistics services. During the year ended March 31, 2025, the sale of Sun Art was completed and the sale of Intime was substantially completed. The sale of Intime was fully completed during the year ended March 31, 2026. Details of the disposals are set out in Note 4(c) and Note 4(d) respectively.

## 5.  Revenue (Continued)

(ix) Inter-segment elimination consisted of revenue primarily from Cloud Intelligence Group and Cainiao.

(x)  As a result of the change in composition in reportable segments (Note 29), the Company reclassified revenue by segment. Comparative figures for the year ended March 31, 2024 and 2025 were reclassified to conform to the segment presentation.

Revenue by type is as follows:

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | 2026 |
|  | RMB | RMB | RMB |
|  | (in millions) | | |
| Customer management services (i) | 386,571 | 424,877 | 459,917 |
| Membership fees and value-added services | 41,956 | 46,613 | 47,638 |
| Logistics services | 114,073 | 123,379 | 139,864 |
| Cloud services | 76,459 | 84,517 | 112,077 |
| Sales of goods | 283,273 | 274,276 | 227,747 |
| Other revenue (ii) | 38,836 | 42,685 | 36,427 |
|  | 941,168 | 996,347 | 1,023,670 |

(i)   Customer management services mainly include CPC, CPM, time-based and CPS marketing and software services.

(ii)  Other revenue includes revenue from self-developed online games and multiple services provided through various platforms and businesses.

The amount of revenue recognized for performance obligations satisfied (or partially satisfied) in prior periods for contracts with expected duration of more than one year during the years ended March 31, 2024, 2025 and 2026 were not material.

## 6. Leases

The Company entered into operating lease agreements primarily for shops and malls, offices, warehouses and land. Certain lease agreements contain an option for the Company to renew a lease or an option to terminate a lease early. The Company considers these options in determining the classification and measurement of the leases.

The leases may include variable payments based on measures such as the level of sales at a physical store, which are expensed as incurred.

Components of operating lease cost are as follows:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | (in millions) | | |
| Operating lease cost | 10,752 | 10,431 | 7,573 |
| Variable lease cost | 655 | 621 | 33 |
| Total operating lease cost | 11,407 | 11,052 | 7,606 |

For the years ended March 31, 2024, 2025 and 2026, cash payments for operating leases amounted to RMB10,452 million, RMB7,637 million and RMB5,582 million, respectively. For the years ended March 31, 2025 and 2026, the operating lease assets obtained in exchange for operating lease liabilities amounted to RMB6,171 million and RMB13,650 million, respectively.

As of March 31, 2025 and 2026, the Company's operating leases had a weighted average remaining lease term of 7.4 years and 7.3 years, respectively. As of the same dates, the Company's operating leases had a weighted average discount rate of 4.6% and 4.9%, respectively. Future lease payments under operating leases as of March 31, 2026 are as follows:

| | Amounts |
|---|---|
| | RMB |
| | (in millions) |
| For the year ending March 31, | |
| 2027 | 5,346 |
| 2028 | 4,397 |
| 2029 | 3,609 |
| 2030 | 3,017 |
| 2031 | 2,497 |
| Thereafter | 7,971 |
| | 26,837 |
| Less: imputed interest | (5,111) |
| Total operating lease liabilities (Note 19) | 21,726 |

## 7. Income tax expenses

Starting from the year ended March 31, 2026, the Company adopted ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" prospectively.

### Composition of income tax expenses

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | 2026 |
|  | RMB | RMB | RMB |
|  | *(in millions)* | | |
| Current income tax expense | 27,792 | 35,071 | 32,573 |
| Deferred taxation | (5,263) | 374 | (2,528) |
|  | 22,529 | 35,445 | 30,045 |

The composition of income tax expenses for the year ended March 31, 2026 is as follows:

|  | Year ended March 31, |
|---|---|
|  | 2026 |
|  | RMB |
|  | *(in millions)* |
| Chinese mainland | 28,081 |
| Non-Chinese mainland | 1,964 |
|  | 30,045 |

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed. The Company's subsidiaries incorporated in Hong Kong were subject to the Hong Kong profits tax rate at 16.5% for the years ended March 31, 2024, 2025 and 2026. The Company's subsidiaries incorporated in other jurisdictions were subject to income tax charges calculated according to the tax laws enacted or substantially enacted in the countries where they operate and generate income.

Current income tax expense primarily includes the provision for PRC Enterprise Income Tax ("EIT") for subsidiaries operating in the PRC and withholding tax on earnings that have been declared for distribution by PRC subsidiaries to offshore holding companies. Substantially all of the Company's income before income tax and share of results of equity method investees is generated by these PRC subsidiaries. These subsidiaries are subject to EIT on their taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant tax laws, rules and regulations in the PRC.

## 7. Income tax expenses (Continued)

### Composition of income tax expenses (Continued)

Under the PRC Enterprise Income Tax Law (the "EIT Law"), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In addition, the EIT Law provides for, among others, a preferential tax rate of 15% for enterprises qualified as High and New Technology Enterprises. The High and New Technology Enterprise qualification is re-assessed by the relevant authorities every three years. Further, certain subsidiaries were recognized as Software Enterprises and thereby entitled to full exemption from EIT for two years beginning from their first profitable calendar year and a 50% reduction for the subsequent three calendar years. In addition, a duly recognized Key Software Enterprise ("KSE") within China's national plan can enjoy a preferential EIT rate of 10%. The KSE status is subject to review by the relevant authorities every year and the timing of the annual review and notification by the relevant authorities may vary from year to year. The related reduction in tax expense as a result of official notification confirming the KSE status is accounted for upon the receipt of such notification.

The tax status of the subsidiaries of the Company with major taxable profits is described below:

- Alibaba (China) Technology Co., Ltd. ("Alibaba China"), Taobao (China) Software Co., Ltd. ("Taobao China") and Zhejiang Tmall Technology Co., Ltd. ("Tmall China"), entities primarily engaged in the operations of the Company's wholesale marketplaces, Taobao and Tmall, respectively, and Alibaba (Beijing) Software Services Co., Ltd. ("Alibaba Beijing") and Alibaba (China) Co., Ltd. ("China Co."), entities primarily engaged in the operations of technology, software research and development and relevant services, were qualified as High and New Technology Enterprises. For the taxation years of 2023, 2024 and 2025, Alibaba China, Taobao China, Tmall China, Alibaba Beijing and China Co. applied an EIT rate of 15% as High and New Technology Enterprises.

Most of the remaining PRC entities of the Company are subject to EIT at 25% for the years ended March 31, 2024, 2025 and 2026.

Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable if direct foreign investors with at least 25% equity interest in the PRC company are incorporated in Hong Kong and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR. Since the equity holders of the major PRC subsidiaries of the Company are Hong Kong incorporated companies and meet the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong SAR, the Company has used 5% to provide for deferred tax liabilities on retained earnings which are anticipated to be distributed. As of March 31, 2026, the Company has accrued the withholding tax on substantially all of the distributable earnings of the PRC subsidiaries, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB278.9 billion.

For the Years Ended March 31, 2024, 2025 and 2026

## 7. Income tax expenses (Continued)

### Composition of deferred tax assets and liabilities

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | *(in millions)* | |
| **Deferred tax assets** |  |  |
| Licensed copyrights | 6,351 | 6,547 |
| Tax losses carried forward and others (i) | 66,120 | 79,571 |
|  | 72,471 | 86,118 |
| Valuation allowance (ii) | (59,310) | (72,161) |
| Total deferred tax assets | 13,161 | 13,957 |
| **Deferred tax liabilities** |  |  |
| Identifiable intangible assets | (5,122) | (4,115) |
| Withholding tax on undistributed earnings (iii) | (8,559) | (8,559) |
| Equity method investees and others (iv) | (34,773) | (33,386) |
| Total deferred tax liabilities | (48,454) | (46,060) |
| Net deferred tax liabilities | (35,293) | (32,103) |

(i) Others generally represent deferred tax assets for property and equipment, investments in equity method investees, equity securities and other investments, as well as accrued expenses which are not deductible until paid under PRC tax laws.

(ii) Change in valuation allowances generally represents valuation allowances provided on the deferred tax assets related to the tax losses carried forward, accrued expenses which are not deductible until paid under PRC tax laws, property and equipment, as well as investments in equity securities and other investments due to the uncertainty surrounding their realization. If events occur in the future that improve the certainty of realization, an adjustment to the valuation allowances will be made and consequently income tax expenses will be reduced.

(iii) The related deferred tax liabilities as of March 31, 2025 and 2026 were provided on the assumption that substantially all of the distributable earnings of PRC subsidiaries will be distributed as dividends, except for those undistributed earnings that the Company intends to invest indefinitely in the PRC which amounted to RMB362.6 billion and RMB278.9 billion, respectively.

(iv) Deferred tax liabilities for investments in equity method investees mainly includes the deferred tax effect on the gain in relation to the receipt of the 33% equity interest in Ant Group of RMB19.7 billion. Others primarily represents deferred tax liabilities for investments in equity securities and other investments.

## 7. Income tax expenses (Continued)

### Composition of deferred tax assets and liabilities (Continued)

As of March 31, 2026, the accumulated tax losses of subsidiaries incorporated in Singapore, Hong Kong SAR. and Türkiye, subject to the agreement of the relevant tax authorities, of RMB41,453 million, RMB7,458 million and RMB7,259 million, respectively, are allowed to be carried forward to offset against future taxable profits. The carry forward of tax losses in Singapore and Hong Kong SAR. generally has no time limit, while the tax losses in Türkiye will expire, if unused, in the years ending March 31, 2027 through 2031. The accumulated tax losses of subsidiaries incorporated in the PRC, subject to the agreement of the PRC tax authorities, of RMB200,082 million as of March 31, 2026 will expire, if unused, in the years ending March 31, 2027 through 2036. In general, the PRC tax authorities have up to five years to review a company's tax filings. Accordingly, tax filings of the Company's PRC subsidiaries for tax years 2021 through 2025 remain subject to the review by the relevant PRC tax authorities.

### Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company

The reconciliation prior to the adoption of ASU 2023-09 is as follows:

|  | Year ended March 31, | |
|---|---|---|
|  | 2024 | 2025 |
|  | RMB | RMB |
|  | (in millions, except per share data) | |
| Income before income tax and share of results of equity method investees | 101,596 | 155,455 |
| Income tax computed at statutory EIT rate (25%) | 25,399 | 38,864 |
| Effect of different tax rates available to different jurisdictions | (1,095) | (1,089) |
| Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC | (14,135) | (20,258) |
| Non-deductible expenses and non-taxable income, net (i) | 11,006 | 10,673 |
| Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (ii) | (9,415) | (9,320) |
| Withholding tax on the earnings distributed and anticipated to be remitted | 6,127 | 5,938 |
| Change in valuation allowance and others (iii) | 4,642 | 10,637 |
| Income tax expenses | 22,529 | 35,445 |
| Effect of tax holidays inside the PRC on basic earnings per share | 0.70 | 1.08 |
| Effect of tax holidays inside the PRC on basic earnings per ADS | 5.60 | 8.62 |

(i)   Expenses not deductible for tax purposes and non-taxable income generally represent impairment of goodwill, investment income or loss and share-based compensation expense.

(ii)  This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

(iii) Change in valuation allowance generally represents valuation allowance for temporary differences associated with tax losses, property and equipment and investments in equity securities and other investments. Besides, others primarily represent other tax benefits which were not previously recognized as well as deferred tax effect for temporary differences in relation to certain investments in equity method investees.

## 7. Income tax expenses (Continued)

### Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Company (Continued)

The reconciliation for the year ended March 31, 2026 is as follows:

| | Year ended March 31, | |
| | 2026 | |
| | RMB | |
| | (in millions, except per share data) | Percent |
|---|---|---|
| Income before income tax and share of results of equity method investees | 129,387 | |
| Income tax computed at statutory EIT rate (i) | 32,347 | 25% |
| Foreign tax effects | (13,520) | (10) |
| Hong Kong | (15,838) | (12) |
| Non-deductible expenses and non-taxable income | (14,645) | (11) |
| Others | (1,193) | (1) |
| Singapore | 2,618 | 2 |
| Non-deductible expenses and non-taxable income | 2,594 | 2 |
| Others | 24 | – |
| Other foreign jurisdictions | (300) | – |
| Effect of cross-border tax laws | 24 | – |
| Changes in valuation allowances (ii) | 20,873 | 16 |
| Non-deductible expenses and non-taxable income | (16,716) | (13) |
| Additional deductions of certain research and development expenses incurred by subsidiaries in the PRC (iii) | (10,821) | (9) |
| Effect of tax holiday and preferential tax benefit on assessable profits of subsidiaries incorporated in the PRC | (11,950) | (9) |
| Impairment of goodwill | 2,379 | 2 |
| Others | 3,676 | 3 |
| Other adjustments (iv) | 7,037 | 5 |
| Income tax expenses | 30,045 | 23% |
| Effect of tax holidays inside the PRC on basic earnings per share | 0.64 | |
| Effect of tax holidays inside the PRC on basic earnings per ADS | 5.15 | |

(i) The standard enterprise income tax rate for domestic enterprises and foreign invested enterprises of 25% under the EIT Law is used as substantially all of the Company's income before income tax and share of results of equity method investees is generated by subsidiaries operating in the PRC.

(ii) Change in valuation allowance generally represents valuation allowance for temporary differences associated with tax losses, accrued expenses which are not deductible until paid under PRC tax laws, property and equipment and investments in equity securities and other investments.

(iii) This amount represents tax incentives relating to the research and development expenses of certain major operating subsidiaries in the PRC.

(iv) Other adjustments generally represent withholding tax on the earnings distributed and anticipated to be remitted.

## 7.  Income tax expenses (Continued)

### Composition of cash paid for income tax, net of refunds received

The composition of cash paid for income tax, net of refunds received for the year ended March 31, 2026 is as follows:

|  | Year ended March 31, |
| --- | --- |
|  | **2026** |
|  | **RMB** |
|  | *(in millions)* |
| Chinese mainland | **30,729** |
| Non-Chinese mainland | **3,284** |
|  | **34,013** |

Income tax paid was RMB32,486 million and RMB33,409 million for the years ended March 31, 2024 and 2025 respectively.

## 8. Share-based awards

### (a) Share-based awards relating to ordinary shares of the Company

Share-based awards such as RSUs, incentive and non-statutory stock options, restricted shares, dividend equivalents, share appreciation rights and share payments may be granted to any directors, employees and consultants of the Company or affiliated companies under equity incentive plans adopted since the inception of the Company.

The 2014 Post-IPO Equity Incentive Plan (the "2014 Plan") was adopted in September 2014 and has a ten-year term. No further awards will be granted under the plan as from September 18, 2024. Any shares authorized but unissued under the 2014 Plan will no longer be available for granting. The share-based awards already granted under the 2014 Plan will remain in full force and effect pursuant to the terms and conditions of the 2014 Plan. Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.

The 2024 Equity Incentive Plan (the "2024 Plan") and the 2024 Equity Incentive Plan (Existing Shares) (the "2024 Plan (Existing Shares)") (collectively, the "2024 equity incentive plans") were adopted in August 2024 and have a ten-year term. As of the adoption date of the 2024 Plan and 2024 Plan (Existing Shares), the number of share-based awards available for grant under the scheme mandates were 483,000,000 and 517,000,000 ordinary shares, respectively. As of March 31, 2026, the number of shares authorized but unissued under the 2024 Plan and 2024 Plan (Existing Shares) were 398,965,778 and 487,865,170 ordinary shares, respectively. One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

#### RSUs

*The 2014 Plan*

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2026 is as follows:

|  | Number of RSUs (iii) | Weighted-average grant date fair value |
|---|---|---|
|  |  | *US$* |
| Awarded and unvested as of April 1, 2025 | 44,859,478 | 100.65 |
| Vested | (18,702,211) | 115.81 |
| Canceled/forfeited | (2,434,911) | 90.22 |
| Awarded and unvested as of March 31, 2026 (i) | 23,722,356 | 89.76 |
| **Expected to vest as of March 31, 2026 (ii)** | **21,143,315** | **90.20** |

## 8.  Share-based awards (Continued)

### (a)  Share-based awards relating to ordinary shares of the Company (Continued)

#### RSUs (Continued)

*The 2024 equity incentive plans*

A summary of the changes in the RSUs relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2026 is as follows:

|  | Number of RSUs (iv) | Weighted-average grant date fair value |
|---|---|---|
|  |  | *HK$* |
| Awarded and unvested as of April 1, 2025 | 9,435,535 | 123.53 |
| Granted | 78,651,801 | 122.32 |
| Vested | (13,153,093) | 121.32 |
| Canceled/forfeited | (3,367,614) | 118.01 |
| Awarded and unvested as of March 31, 2026 (i) | 71,566,629 | 122.86 |
| Expected to vest as of March 31, 2026 (ii) | **63,604,272** | **123.08** |

(i)   No outstanding RSUs will be vested after the expiry of a period of up to ten years from the date of grant.

(ii)  RSUs expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding RSUs.

(iii) Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.

(iv)  One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

As of March 31, 2026, there were RMB6,694 million of unamortized compensation costs related to all outstanding RSUs, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 1.9 years.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized share-based compensation expense of RMB17,734 million, RMB10,772 million and RMB8,568 million, respectively, in connection with the above RSUs.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

## 8. Share-based awards (Continued)

### (a) Share-based awards relating to ordinary shares of the Company (Continued)

**Share options**

*The 2014 Plan*

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2014 Plan during the year ended March 31, 2026 is as follows:

| | Number of share options (iii) | Weighted average exercise price | Weighted average remaining contractual life |
|---|---|---|---|
| | | US$ | (in years) |
| Outstanding as of April 1, 2025 | 6,635,667 | 88.89 | 4.5 |
| Exercised | (2,007,667) | 72.78 | – |
| Canceled/forfeited | (1,000,000) | 182.48 | – |
| Outstanding as of March 31, 2026 | 3,628,000 | 72.00 | 5.2 |
| Vested and exercisable as of March 31, 2026 (i) | **2,173,000** | **71.86** | **3.9** |
| Vested and expected to vest as of March 31, 2026 (ii) | **3,628,000** | **72.00** | **5.2** |

During the years ended March 31, 2024 and 2025, the weighted average grant date fair value of share options granted was US$40.30 and US$35.93, respectively. No share options were granted under the 2014 Plan during the year ended March 31, 2026.

*The 2024 equity incentive plans*

A summary of the changes in the share options relating to ordinary shares granted by the Company under the 2024 equity incentive plans during the year ended March 31, 2026 is as follows:

| | Number of share options (iv) | Weighted average exercise price | Weighted average remaining contractual life |
|---|---|---|---|
| | | HK$ | (in years) |
| Outstanding as of April 1, 2025 | 2,933,332 | 68.00 | 5.9 |
| Granted | 25,439,998 | 130.92 | 9.4 |
| Outstanding as of March 31, 2026 | 28,373,330 | 124.41 | 8.9 |
| Vested and exercisable as of March 31, 2026 (i) | – | – | – |
| Vested and expected to vest as of March 31, 2026 (ii) | **28,068,375** | **125.03** | **9.0** |

During the years ended March 31, 2025 and 2026, the weighted average grant date fair value of share options granted was HK$87.27 and HK$86.36, respectively. No share options were granted under the 2024 equity incentive plans during the year ended March 31, 2024.

## 8.  Share-based awards (Continued)

### (a)  Share-based awards relating to ordinary shares of the Company (Continued)

#### Share options (Continued)

(i)  No outstanding share options will be vested or exercisable after the expiry of a period of up to twelve and ten years from the date of grant under the 2014 Plan and the 2024 equity incentive plans, respectively.

(ii)  Share options expected to vest are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding share options.

(iii)  Eight ordinary shares are issuable upon the vesting or the exercise of one share-based award under the 2014 Plan.

(iv)  One ordinary share is issuable upon the vesting or the exercise of one share-based award under the 2024 equity incentive plans.

As of March 31, 2026, the aggregate intrinsic value of all outstanding options was RMB1,561 million. As of the same date, the aggregate intrinsic value of options that were vested and exercisable and options that were vested and expected to vest was RMB805 million and RMB1,547 million, respectively.

During the years ended March 31, 2024, 2025 and 2026, the total grant date fair value of options vested was RMB238 million, RMB408 million and RMB305 million, respectively, and the aggregate intrinsic value of share options exercised during the same years was RMB382 million, RMB128 million and RMB681 million, respectively.

Cash received from option exercises under the share option plans for the years ended March 31, 2024, 2025 and 2026 was RMB843 million, RMB10 million and RMB1,042 million, respectively.

The fair value of each option granted during the years ended March 31, 2024, 2025 and 2026 is estimated on the measurement date using the Black-Scholes model by applying the assumptions below:

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | 2026 |
| Risk-free interest rate (i) | 4.50% | 3.36%–4.49% | 2.16%–2.71% |
| Expected dividend yield (ii) | 0% | 0% | 0% |
| Expected life (years) (iii) | 6.50 | 4.45–4.75 | 4.45–7.50 |
| Expected volatility (iv) | 44.80% | 48.51%–49.44% | 49.18%–51.78% |

(i)  Risk-free interest rate is based on the risk-free yields with maturities similar to the expected life of the share options in effect on the measurement date.

(ii)  For the share options granted during the years ended March 31, 2024, 2025 and 2026, expected dividend yield is nil as the Company decided to pay upon the exercise of such share options in an amount equivalent to the dividends as detailed in Note 31 to the participants.

(iii)  Expected life of share options is based on management's estimate on timing of exercise of share options.

(iv)  Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected life of each grant.

## 8. Share-based awards (Continued)

### (a) Share-based awards relating to ordinary shares of the Company (Continued)

#### Share options (Continued)

As of March 31, 2026, there were RMB1,920 million of unamortized compensation costs related to these outstanding share options, net of expected forfeitures. These amounts are expected to be recognized over a weighted average period of 3.1 years.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized share-based compensation expense of RMB240 million, RMB349 million and RMB578 million, respectively, in connection with the above share options.

Following the dividends as detailed in Note 31, the Company decided to pay upon vesting of certain RSUs or exercise of certain share options in an amount equivalent to the dividends to the participants. This arrangement has no impact to the classification and vesting condition of the awards.

### (b) Share-based awards relating to Ant Group

Prior to 2023, certain employees of the Company were granted share-based awards by Ant Group and Hangzhou Junhan Equity Investment Partnership ("Junhan"), a major equity holder of Ant Group. These awards tied to the valuation of Ant Group and are settled by respective grantors upon disposal of these awards by the holders, vesting or exercise of these awards, depending on the forms of these awards. In addition, Junhan and Ant Group have the right to repurchase the vested awards (or any underlying equity for the settlement of the vested awards) granted by them, as applicable, from the holders upon an initial public offering of Ant Group or the termination of the holders' employment with the Company at a price to be determined based on the then fair market value of Ant Group.

For accounting purposes, these awards meet the definition of a financial derivative. The cost relating to these awards is recognized by the Company and the related expense is recognized over the requisite service period in the consolidated income statements with a corresponding credit to additional paid-in capital. Subsequent changes in the fair value of these awards are recorded in the consolidated income statements. The expenses relating to these awards are remeasured at the fair value on each reporting date until their settlement dates. The fair value of the underlying equity is primarily determined based on the contemporaneous valuation report, external information and information obtained from Ant Group.

During the years ended March 31, 2024, 2025 and 2026, the Company recognized a net reversal of RMB6,691 million, expenses of RMB4 million and a net reversal of RMB16 million, respectively, in respect of the share-based awards relating to Ant Group.

Starting from April 2020, the parties agreed to settle with each other the cost associated with certain share-based awards granted to each other's employees upon vesting. The settlement amounts under this arrangement depend on the values of Ant Group share-based awards granted to the Company's employees and the Company's share-based awards granted to employees of Ant Group, in which the net settlement amount is insignificant to the Company.

Share-based awards relating to ordinary shares of the Company and Ant Group are generally subject to a four-year vesting schedule as determined by the administrator of the plans, or a vesting period of up to ten years for certain management members of the Company.

## 8. Share-based awards (Continued)

### (c) Share-based compensation expense by function

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | **2026** |
|  | RMB | RMB | **RMB** |
|  | *(in millions)* | | |
| Cost of revenue | 3,012 | 2,162 | **2,023** |
| Product development expenses | 7,623 | 6,700 | **6,016** |
| Sales and marketing expenses | 2,265 | 2,137 | **2,321** |
| General and administrative expenses | 5,646 | 4,578 | **4,461** |
|  | 18,546 | 15,577 | **14,821** |

## 9. Earnings per share/ADS

Each ADS represents eight ordinary shares.

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, adjusted for treasury shares. Basic earnings per ADS is derived from the basic earnings per share.

For the calculation of diluted earnings per share, net income attributable to ordinary shareholders for basic earnings per share is adjusted by the effect of dilutive securities, including share-based awards, under the treasury stock method and convertible unsecured senior notes and exchangeable bonds under the if-converted method. Certain potentially dilutive instruments, including the exchangeable bonds and the share lending arrangement in connection with the issuance of the exchangeable bonds, and the capped call transactions in connection with the issuance of the convertible unsecured senior notes have been excluded from the computation of diluted net income per share as their inclusion is anti-dilutive. Diluted earnings per ADS is derived from the diluted earnings per share.

## 9. Earnings per share/ADS (Continued)

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

|  | Year ended March 31, | | |
| --- | --- | --- | --- |
|  | 2024 | 2025 | **2026** |
|  | RMB | RMB | **RMB** |
|  | *(in millions, except per share data)* | | |
| **Earnings per share** | | | |
| Numerator: | | | |
| Net income attributable to ordinary shareholders for computing net income per ordinary share – basic | 79,741 | 129,470 | **105,904** |
| Dilution effect on earnings arising from equity-settled share-based awards operated by equity method investees and subsidiaries | (228) | (300) | **(410)** |
| Adjustments for interest expense attributable to convertible unsecured senior notes | – | 235 | **309** |
| Net income attributable to ordinary shareholders for computing net income per ordinary share – diluted | 79,513 | 129,405 | **105,803** |
| Shares (denominator): | | | |
| Weighted average number of shares used in calculating net income per ordinary share – basic (million shares) | 20,182 | 18,791 | **18,568** |
| Adjustments for dilutive RSUs and share options (million shares) | 177 | 200 | **200** |
| Adjustments for convertible unsecured senior notes (million shares) | – | 327 | **467** |
| Weighted average number of shares used in calculating net income per ordinary share – diluted (million shares) | 20,359 | 19,318 | **19,235** |
| Net income per ordinary share – basic (RMB) | 3.95 | 6.89 | **5.70** |
| Net income per ordinary share – diluted (RMB) | 3.91 | 6.70 | **5.50** |
| | | | |
| **Earnings per ADS** | | | |
| Net income per ADS – basic (RMB) | 31.61 | 55.12 | **45.63** |
| Net income per ADS – diluted (RMB) | 31.24 | 53.59 | **44.00** |

## 10. Restricted cash and escrow receivables

|  | As of March 31, | |
| --- | --- | --- |
|  | 2025 | **2026** |
|  | RMB | **RMB** |
|  | *(in millions)* | |
| Buyer protection fund deposits from merchants on the marketplaces (i) | 35,962 | **35,965** |
| Others | 7,819 | **6,073** |
| | | |
| | 43,781 | **42,038** |

(i)  The amount represents buyer protection fund deposits received from merchants on the Company's marketplaces, which are restricted for the purpose of compensating buyers for claims against merchants. A corresponding liability is recorded in other deposits and advances received under accrued expenses, accounts payable and other liabilities (Note 19) on the consolidated balance sheets.

## 11. Equity securities and other investments

|  | As of March 31, 2025 | | |
|---|---|---|---|
|  | Original cost | Cumulative net (losses) gains | Carrying value |
|  | RMB | RMB | RMB |
|  | (in millions) | | |
| Equity securities: | | | |
|   Listed equity securities | 79,024 | (1,394) | 77,630 |
|   Investments in privately held companies | 113,646 | (17,479) | 96,167 |
| Debt investments: | | | |
|   Debt securities and loan investments | 15,009 | (6,224) | 8,785 |
|   Other treasury investments | 227,935 | 81 | 228,016 |
|  | 435,614 | (25,016) | 410,598 |

|  | As of March 31, 2026 | | |
|---|---|---|---|
|  | Original cost | Cumulative net gains (losses) | Carrying value |
|  | RMB | RMB | RMB |
|  | (in millions) | | |
| Equity securities: | | | |
|   Listed equity securities | 70,647 | 29,947 | 100,594 |
|   Investments in privately held companies | 117,826 | 12,621 | 130,447 |
| Debt investments: | | | |
|   Debt securities and loan investments | 15,905 | (5,025) | 10,880 |
|   Other treasury investments | 238,353 | (278) | 238,075 |
|  | 442,731 | 37,265 | 479,996 |

### Equity securities

For equity securities which were still held as of March 31, 2024, 2025 and 2026, net unrealized (losses) gains, including impairment losses, of RMB(28,790) million, RMB16,746 million and RMB56,295 million, respectively, were recognized in interest and investment income, net, for the years ended March 31, 2024, 2025 and 2026.

Investments in privately held companies include equity investments for which the Company elected to account for using the measurement alternative (Note 2(t)), for which the carrying value as of March 31, 2025 and 2026 were RMB88,728 million and RMB124,979 million, respectively.

For equity investments accounted for using the measurement alternative as of March 31, 2025, the Company recorded cumulative upward adjustments of RMB27,197 million and cumulative impairments and downward adjustments of RMB44,232 million. For these investments, the Company recorded upward adjustments of RMB8,345 million and impairments and downward adjustments of RMB10,033 million during the year ended March 31, 2025.

For equity investments accounted for using the measurement alternative as of March 31, 2026, the Company recorded cumulative upward adjustments of RMB61,221 million and cumulative impairments and downward adjustments of RMB46,255 million. For these investments, the Company recorded upward adjustments of RMB39,416 million and impairments and downward adjustments of RMB8,187 million during the year ended March 31, 2026.

## 11. Equity securities and other investments (Continued)

### Debt investments

Debt investments include convertible and exchangeable bonds accounted for under the fair value option, for which the fair value as of March 31, 2025 and 2026 were RMB963 million and RMB2,989 million, respectively. The aggregate fair value of these convertible and exchangeable bonds was lower than their aggregate unpaid principal balance as of March 31, 2025 and 2026 by RMB2,420 million and RMB1,068 million, respectively. Unrealized (losses) gains recorded on these convertible and exchangeable bonds in the consolidated income statements were RMB(1,225) million, RMB(17) million and RMB149 million during the years ended March 31, 2024, 2025 and 2026, respectively.

Debt investments also include debt investments accounted for at amortized cost, for which the allowance for credit losses as of March 31, 2025 and 2026 were RMB3,779 million and RMB3,917 million, respectively. During the years ended March 31, 2024, 2025 and 2026, impairment losses (reversal of impairment losses) on these debt investments of RMB872 million, RMB(1,175) million and RMB536 million, respectively, were recorded in interest and investment income, net in the consolidated income statements. As of March 31, 2026, RMB4,764 million of debt investments accounted for at amortized cost, net of allowance for credit losses, will contractually mature in 2033.

As of March 31, 2025 and 2026, repayment of loans provided to shareholders of equity method investees with total principal amount of RMB5,529 million and RMB5,845 million, respectively, was expected to be provided substantially through the sale of collateral. Expected credit losses for these loans were assessed on an individual basis, based on the fair value of the corresponding shares pledged as collateral as of the reporting date, adjusted for selling costs as appropriate. The fair value of the collateral as of March 31, 2025 and 2026 were RMB4,325 million and RMB4,996 million, respectively. There was no commitment to lend additional funds.

The carrying amount of debt investments accounted for at amortized cost approximates their fair value due to the fact that the related effective interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

Other treasury investments mainly comprise of investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. RMB4,540 million and RMB4,017 million of other treasury investments were pledged as security which were restricted for withdrawal and use as of March 31, 2025 and 2026, respectively. The remaining balances of RMB223,476 million and RMB234,058 million were unrestricted for withdrawal and use as of March 31, 2025 and 2026, respectively.

## 12. Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

| Level 1 | – | Valuations based on unadjusted quoted prices for identical assets and liabilities in active markets. |
| Level 2 | – | Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. |
| Level 3 | – | Valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment. |

## 12. Fair value measurement (Continued)

Fair value of listed equity investments are based on quoted prices in active markets for identical assets or liabilities and, if applicable, are adjusted for the characteristic included in the equity security. The valuation of unlisted equity investments that do not have a quoted price may include the use of market and income valuation approaches and the use of estimates, which may include discount rates, investees' liquidity and financial performance, and market data of comparable companies in similar industries. Certain other financial instruments, such as interest rate swap contracts and certain option and forward agreements, are valued based on inputs derived from or corroborated by observable market data. Valuations of investments in convertible and exchangeable bonds that do not have a quoted price are generally performed using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility. The valuation of the exchangeable bonds is primarily determined based on quoted market price in the over-the-counter market. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Company, in connection with the contingent consideration arrangements. Investments in privately held companies for which the Company elected to record using the measurement alternative are remeasured on a non-recurring basis, and are categorized within Level 3 under the fair value hierarchy. The values are estimated based on valuation methods using the observable transaction price at the transaction date and considering the rights and obligations of the securities and other unobservable inputs including volatility.

The following table summarizes the Company's assets and liabilities that are measured at fair value on a recurring basis and are categorized under the fair value hierarchy:

| | As of March 31, 2025 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | RMB | RMB | RMB | RMB |
| | *(in millions)* | | | |
| **Assets** | | | | |
| Time deposits and certificate of deposits (i) | – | 357,569 | – | 357,569 |
| Wealth management products (i) | – | 83,144 | – | 83,144 |
| Marketable debt securities (i) | – | 16,129 | – | 16,129 |
| Restricted cash and escrow receivables | 43,781 | – | – | 43,781 |
| Listed equity securities (ii) | 67,712[(v)] | 9,918 | – | 77,630 |
| Convertible and exchangeable bonds (ii) | – | 145 | 818 | 963 |
| Option and forward agreements (iii) | – | 87 | 814 | 901 |
| Deferred consideration (iii) | – | – | 3,039 | 3,039 |
| Others (vi) | – | 1,329 | 6,047 | 7,376 |
| | 111,493 | 468,321 | 10,718 | 590,532 |
| **Liabilities** | | | | |
| Contingent consideration in relation to investments and acquisitions (iv) | – | – | 484 | 484 |
| Others (iv) | – | 389 | 924 | 1,313 |
| | – | 389 | 1,408 | 1,797 |

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

### 12. Fair value measurement (Continued)

| | As of March 31, 2026 | | | |
| --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total |
| | RMB | RMB | RMB | RMB |
| | *(in millions)* | | | |
| **Assets** | | | | |
| Time deposits and certificate of deposits (i) | – | 244,844 | – | 244,844 |
| Wealth management products (i) | – | 81,501 | – | 81,501 |
| Marketable debt securities (i) | – | 64,311 | – | 64,311 |
| Restricted cash and escrow receivables | 42,038 | – | – | 42,038 |
| Listed equity securities (ii) | 95,318[(v)] | 5,276 | – | 100,594 |
| Convertible and exchangeable bonds (ii) | – | – | 2,989 | 2,989 |
| Option and forward agreements (iii) | – | 1,159 | 1,127 | 2,286 |
| Deferred consideration (iii) | – | – | 3,019 | 3,019 |
| Others (vi) | – | 3,794 | 4,081 | 7,875 |
| | 137,356 | 400,885 | 11,216 | 549,457 |
| **Liabilities** | | | | |
| Exchangeable bonds | – | 10,976 | – | 10,976 |
| Contingent consideration in relation to investments and acquisitions (iv) | – | – | 408 | 408 |
| Others (iv) | – | 2,955 | 609 | 3,564 |
| | – | 13,931 | 1,017 | 14,948 |

(i) Included in short-term investments and equity securities and other investments on the consolidated balance sheets.

(ii) Included in equity securities and other investments on the consolidated balance sheets.

(iii) Included in prepayments, receivables and other assets on the consolidated balance sheets.

(iv) Included in accrued expenses, accounts payable and other liabilities on the consolidated balance sheets.

(v) As of March 31, 2025 and 2026, listed equity securities with fair value of RMB11,921 million and RMB41,800 million were subject to contractual sale restrictions, respectively. The contractual sale restrictions would lapse within twelve months from March 31, 2026.

(vi) Others primarily represent other investments with underlying assets measured at fair value.

Convertible and exchangeable bonds investments categorized within Level 3 under the fair value hierarchy:

| | Amounts |
| --- | --- |
| | RMB |
| | *(in millions)* |
| Balance as of March 31, 2024 | 3,197 |
| Additions | 311 |
| Net increase in fair value | 63 |
| Disposal | (1,767) |
| Conversion | (985) |
| Foreign currency translation adjustments | (1) |
| Balance as of March 31, 2025 | 818 |
| Additions | 2,343 |
| Net increase in fair value | 73 |
| Disposal | (112) |
| Conversion | (61) |
| Foreign currency translation adjustments | (72) |
| Balance as of March 31, 2026 | **2,989** |

F-57     Alibaba Group Holding Limited

## 12. Fair value measurement (Continued)

Deferred consideration categorized within Level 3 under the fair value hierarchy:

|  | Amounts |
| --- | ---: |
|  | RMB |
|  | *(in millions)* |
| Balance as of March 31, 2024 | – |
| Additions | 3,022 |
| Net increase in fair value | 14 |
| Foreign currency translation adjustments | 3 |
| Balance as of March 31, 2025 | 3,039 |
| Net increase in fair value | 40 |
| Foreign currency translation adjustments | (60) |
| Balance as of March 31, 2026 | **3,019** |

## 13. Prepayments, receivables and other assets

|  | As of March 31, | |
| --- | ---: | ---: |
|  | 2025 | **2026** |
|  | RMB | **RMB** |
|  | *(in millions)* | |
| Current: | | |
| Accounts receivable and contract assets, net of allowance | 31,172 | **36,020** |
| Inventories | 18,887 | **18,909** |
| VAT receivables, net of allowance | 26,336 | **32,303** |
| Prepaid cost of revenue, sales and marketing and other expenses | 20,556 | **22,556** |
| Advances to/receivables from customers, merchants and others | 52,976 | **90,671** |
| Amounts due from related companies | 12,058 | **21,587** |
| Interest receivables | 6,533 | **4,198** |
| Deferred direct selling costs and cost of revenue (i) | 5,365 | **5,479** |
| Others | 28,292 | **20,114** |
| | 202,175 | **251,837** |
| Non-current: | | |
| Operating lease right-of-use assets | 39,202 | **45,524** |
| Deferred tax assets (Note 7) | 13,161 | **13,957** |
| Film costs and prepayment for licensed copyrights and others | 12,889 | **10,964** |
| Prepayment for acquisition of property and equipment | 6,799 | **3,787** |
| Others | 11,380 | **20,764** |
| | 83,431 | **94,996** |

(i)   The Company is obligated to pay certain costs upon the receipt of membership fees from merchants or other customers, which primarily consist of sales commissions, and certain costs associated with cloud services. The membership fees and cloud services revenue are initially deferred and recognized as revenue in the consolidated income statements in the period in which the services are rendered. As such, the related costs are also initially deferred and recognized in the consolidated income statements in the same period as the related service fees and revenue are recognized.

## 14. Investments in equity method investees

| | Amounts |
|---|---:|
| | RMB |
| | *(in millions)* |
| Balance as of March 31, 2024 | 203,131 |
| Additions | 3,827 |
| Share of results, other comprehensive income and other reserves (i) | 8,794 |
| Disposals | (2,606) |
| Distributions | (3,906) |
| Transfers | 3,559 |
| Impairment loss (ii) | (2,723) |
| Foreign currency translation adjustments | 93 |
| Balance as of March 31, 2025 | 210,169 |
| Additions | 3,999 |
| Share of results, other comprehensive income and other reserves (i) | 3,141 |
| Disposals | (6,540) |
| Distributions | (4,684) |
| Transfers | 2,052 |
| Impairment loss (ii) | (15) |
| Foreign currency translation adjustments | (1,319) |
| Balance as of March 31, 2026 | **206,803** |

(i) Share of results, other comprehensive income and other reserves include the share of results of the equity method investees, the gain or loss arising from the deemed disposal of the equity method investees and basis differences arising from equity method investees. The amount excludes the expenses relating to the share-based awards underlying the equity of the Company and Ant Group granted to employees of certain equity method investees.

(ii) Impairment loss recorded represents other-than-temporary decline in fair value below the carrying value of the investments in equity method investees. The valuation inputs for the fair value measurement with respect to the impairments include the stock price for equity method investees that are listed, as well as certain unobservable inputs that are not subject to meaningful aggregation.

As of March 31, 2026, equity method investments with an aggregate carrying amount of RMB21,274 million are publicly traded and the total market value of these investments amounted to RMB25,291 million. As of March 31, 2026, the Company's retained earnings included undistributed earnings from equity method investees of RMB55,550 million.

For the years ended March 31, 2024, 2025 and 2026, equity method investments held by the Company in aggregate have met the significance criteria as defined under Rule 4-08(g) of Regulation S-X. As such, the Company is required to present summarized financial information for all of its equity method investments as a group as follows:

| | Year ended March 31, | | |
|---|---:|---:|---:|
| | 2024 | 2025 | **2026** |
| | RMB | RMB | **RMB** |
| | *(in millions)* | | |
| Operating data: | | | |
| Revenue | 451,861 | 473,328 | **477,781** |
| Cost of revenue | (312,422) | (339,466) | **(339,041)** |
| Income from operations | 56,646 | 43,488 | **12,575** |
| Net income | 75,820 | 47,012 | **83,354** |

## 14. Investments in equity method investees (Continued)

|  | As of March 31, | |
| --- | --- | --- |
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Balance sheet data: | | |
| Current assets | 695,532 | 732,354 |
| Non-current assets | 930,191 | 943,638 |
| Current liabilities | 494,677 | 536,862 |
| Non-current liabilities | 132,780 | 114,325 |
| Noncontrolling interests and mezzanine equity | 16,991 | 30,755 |

## 15. Property and equipment, net

|  | As of March 31, | |
| --- | --- | --- |
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Building, property improvements and other property | 104,600 | 121,396 |
| Computer equipment and software | 157,252 | 238,760 |
| Construction in progress | 54,849 | 55,637 |
| Furniture, office and transportation equipment and others | 15,064 | 17,729 |
|  | 331,765 | 433,522 |
| Less: accumulated depreciation and impairment | (128,417) | (150,823) |
| Net book value | 203,348 | 282,699 |

Depreciation expenses recognized for the years ended March 31, 2024, 2025 and 2026 were RMB23,344 million, RMB24,515 million and RMB34,963 million, respectively.

## 16. Intangible assets, net

|  | As of March 31, | |
| --- | --- | --- |
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| User base and customer relationships | 48,565 | 39,871 |
| Trade names, trademarks and domain names | 26,936 | 26,948 |
| Non-compete agreements | 6,030 | 5,745 |
| Developed technology and patents | 4,823 | 6,317 |
| Licensed copyrights (Note 2(x)) and others | 8,001 | 7,703 |
|  | 94,355 | 86,584 |
| Less: accumulated amortization and impairment | (73,444) | (69,601) |
| Net book value | 20,911 | 16,983 |

During the years ended March 31, 2024, 2025 and 2026, the Company acquired intangible assets amounting to RMB602 million, RMB1,544 million and RMB408 million, respectively, in connection with business combinations, which were measured at fair value upon acquisition. Details of intangible assets acquired in connection with business combinations are included in Note 4.

During the year ended March 31, 2024, considered lower than expected profitability as a result of uncertainties in the market environment, the Company recognized impairment on intangible assets of RMB12,089 million primarily relating to trade names, trademarks and domain names relating to an asset group under All others. The fair value of the asset group is determined based on its market capitalization.

### 16. Intangible assets, net (Continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

|  | Amounts |
|---|---|
|  | RMB |
|  | *(in millions)* |
| For the year ending March 31, |  |
| 2027 | 3,833 |
| 2028 | 2,913 |
| 2029 | 2,331 |
| 2030 | 2,142 |
| 2031 | 1,713 |
| Thereafter | 4,051 |
|  | 16,983 |

### 17. Goodwill

Changes in the carrying amount of goodwill by segment for the years ended March 31, 2025 and 2026 were as follows:

| | Alibaba China E-commerce Group | Alibaba International Digital Commerce Group | Cloud Intelligence Group | Cainiao Smart Logistics Network Limited | Local Services Group | Hujing Digital Media and Entertainment Group | All others | Total |
|---|---|---|---|---|---|---|---|---|
| | *(in millions of RMB)* | | | | | | | |
| Balance as of March 31, 2024 | 164,945 | 20,033 | 3,638 | 16,442 | 20,447 | 11,601 | 22,573 | 259,679 |
| Additions | – | – | 84 | 3,942 | – | 726 | 147 | 4,899 |
| Deconsolidations | – | – | – | – | – | – | (2,957) | (2,957) |
| Impairment | – | – | – | – | – | (4,296) | (1,875) | (6,171) |
| Foreign currency translation adjustments | – | 44 | 6 | 1 | – | – | – | 51 |
| Balance as of March 31, 2025 | 164,945 | 20,077 | 3,728 | 20,385 | 20,447 | 8,031 | 17,888 | 255,501 |
| Segment changes | 12,948 | – | – | (20,385) | (20,447) | (8,031) | 35,915 | – |
| Additions | – | 4 | 1,342 | – | – | – | 951 | 2,297 |
| Deconsolidations | – | (319) | – | – | – | – | (227) | (546) |
| Impairment | – | – | – | – | – | – | (9,515) | (9,515) |
| Foreign currency translation adjustments | – | (366) | 8 | – | – | – | (1) | (359) |
| Balance as of March 31, 2026 | **177,893** | **19,396** | **5,078** | **–** | **–** | **–** | **45,011** | **247,378** |

Starting from the quarter ended June 30, 2025, Taobao and Tmall Group, Ele.me and Fliggy was integrated into Alibaba China E-commerce Group. At the same time, Cainiao, Amap and Hujing Digital Media and Entertainment Group were reclassified to All others.

Gross goodwill balances were RMB302,194 million and RMB303,610 million as of March 31, 2025 and 2026, respectively. Accumulated impairment losses were RMB46,693 million and RMB56,232 million as of March 31, 2025 and 2026, respectively.

In the annual goodwill impairment assessment, the Company concluded that the carrying amounts of certain reporting units exceeded their respective fair values and recorded impairment losses of RMB10,521 million, RMB6,171 million and RMB9,515 million during the years ended March 31, 2024, 2025 and 2026, respectively.

## 17. Goodwill (Continued)

During the year ended March 31, 2024, considered the changes in market conditions, the Company performed a quantitative impairment test on one reporting unit under Hujing Digital Media and Entertainment Group (which was reclassified to All others starting from the quarter ended June 30, 2025), and recognized an impairment charge of RMB8,490 million. The fair value of this reporting unit was determined based on discounted cash flow analysis using assumptions including future growth rates and weighted average cost of capital. No further impairment charge was recognized relating to this reporting unit during the years ended March 31, 2025 and 2026.

During the year ended March 31, 2025, considered the changes in market conditions, the Company performed a quantitative impairment test on another reporting unit under Hujing Digital Media and Entertainment Group (which was reclassified to All others starting from the quarter ended June 30, 2025) and recognized an impairment charge of RMB4,296 million. The fair value of this reporting unit was determined based on its market capitalization. No further impairment charge was recognized relating to this reporting unit during the year ended March 31, 2026.

During the year ended March 31, 2026, considered the overall financial performance, the Company performed a quantitative impairment test on the other reporting unit under All others and recognized an impairment charge of RMB9,515 million. The fair value of this reporting unit was determined based on discounted cash flow analysis using assumptions including future growth rates and weighted average cost of capital.

The goodwill impairment is not allocated to segments because the CODM of the Company does not consider this as part of the segment operating performance measure (Note 29).

## 18. Deferred revenue and customer advances

Deferred revenue and customer advances primarily represent service fees prepaid by merchants or customers for which the relevant services have not been provided. The respective balances are as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Deferred revenue | 44,138 | 46,079 |
| Customer advances | 28,733 | 36,221 |
|  | 72,871 | 82,300 |
| Less: current portion | (68,335) | (77,415) |
| Non-current portion | 4,536 | 4,885 |

Service fees received in advance are generally recorded as customer advances. These amounts are transferred to deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated income statements in the period in which the services are provided. In general, service fees received in advance are non-refundable after the amounts are transferred to deferred revenue. Substantially all of the balances of deferred revenue and customer advances are generally recognized as revenue within one year.

## 19. Accrued expenses, accounts payable and other liabilities

| | As of March 31, | |
| --- | --- | --- |
| | 2025 | 2026 |
| | RMB | RMB |
| | (in millions) | |
| Current: | | |
| Payables and accruals for cost of revenue and sales and marketing expenses (i) | 110,887 | 131,127 |
| Other deposits and advances received (ii) | 53,793 | 57,464 |
| Payable to merchants and third party marketing affiliates | 44,845 | 55,212 |
| Accrued bonus and staff costs, including sales commission | 31,705 | 32,457 |
| Payables and accruals for purchases of property and equipment | 34,312 | 33,685 |
| Amounts due to related companies (iii) | 8,130 | 7,563 |
| Other taxes payable (iv) | 7,641 | 6,935 |
| Operating lease liabilities (Note 6) | 3,944 | 4,318 |
| Contingent and deferred consideration in relation to investments and acquisitions | 8,590 | 6,192 |
| Others | 28,690 | 24,940 |
| | 332,537 | 359,893 |
| Non-current: | | |
| Operating lease liabilities (Note 6) | 13,463 | 17,408 |
| Contingent and deferred consideration in relation to investments and acquisitions | 1,370 | 938 |
| Others | 2,811 | 5,839 |
| | 17,644 | 24,185 |

(i) Payables and accruals for cost of revenue and sales and marketing expenses include payables which are collateralized by a pledge of certain short-term investments and other treasury investments with carrying values of RMB3,697 million and RMB4,091 million as of March 31, 2025 and 2026, respectively.

(ii) Other deposits and advances received as of March 31, 2025 and 2026 include buyer protection fund deposits received from merchants on the Company's marketplaces (Note 10).

(iii) Amounts due to related companies primarily represent balances arising from the transactions with Ant Group (Note 25). The balances are unsecured, interest free and repayable within the next twelve months.

(iv) Other taxes payable primarily represent VAT and PRC individual income tax of employees withheld by the Company.

## 20. Supplier Finance Programs

The Company enters into agreements with several financial institutions and offer supplier finance programs to the Company's suppliers. Suppliers can sell one or more of the Company's payment obligations at their sole discretion to the financial institutions to receive funds, usually at a discounted price, prior to the scheduled due dates to meet their cash flow needs. The Company's current payment terms with the majority of suppliers are up to 180 days. Generally, the Company's rights and obligations are not impacted and the original payment terms, timing or amount, remain unchanged. Except for the pledge of other treasury investments with carrying value of RMB1,500 million and nil as of March 31, 2025 and 2026, respectively, the Company did not provide assets pledged as security or other forms of guarantees under these supplier finance programs. The roll forward of the Company's outstanding payment obligations under these supplier finance programs is as follows:

|  | Year ended March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Confirmed obligations outstanding at the beginning of the year | 2,302 | 6,075 |
| Invoices confirmed during the year | 33,626 | 48,930 |
| Confirmed invoices paid during the year | (29,853) | (39,644) |
| Confirmed obligations outstanding at the end of the year | 6,075 | 15,361 |

The outstanding payment obligations under these supplier finance programs are generally recorded within accrued expenses, accounts payable and other liabilities on the consolidated balance sheets, except for certain arrangements in which the Company pays the discount to the financial institutions on behalf of the suppliers which are recorded within current bank borrowings. The respective balances are as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Accrued expenses, accounts payable and other liabilities | 1,605 | 4,427 |
| Bank borrowings | 4,470 | 10,934 |
|  | 6,075 | 15,361 |

### 21. Bank borrowings

Bank borrowings are analyzed as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| **Current portion:** | | |
| Syndicated loan/revolving credit facility (i)(ii) | – | 3,900 |
| Short-term other borrowings (i) | 22,562 | 24,324 |
|  | 22,562 | 28,224 |
| **Non-current portion:** | | |
| Syndicated loan/revolving credit facility (ii)(iii) | 22,937 | – |
| Long-term other borrowings (iii) | 26,972 | 47,450 |
|  | 49,909 | 47,450 |

(i) As of March 31, 2025 and 2026, the Company had short-term borrowings from banks which were repayable within one year or on demand and charged interest rates ranging from 0.8% to 4.8% and 0.6% to 9.2% per annum, respectively. As of March 31, 2025 and 2026, the weighted average interest rate of these borrowings was 2.0% and 1.5% per annum, respectively. The borrowings are primarily denominated in RMB.

(ii) As of March 31, 2025 , the Company had a syndicated loan which was initially entered into with a group of eight lead arrangers. Following the partial repayment of US$830 million in January 2025, the size of the syndicated loan was reduced from US$4.0 billion to US$3.17 billion. In September 2025, the Company amended the loan facility and reduced the pricing terms from Secured Overnight Financing Rate ("SOFR") plus 80 basis points to SOFR plus 66 basis points. Effective in November 2025, the facility was restructured as a revolving credit facility with ancillary facility arrangement. The drawdowns are permitted in both U.S. dollars and Hong Kong dollars, and RMB is also permitted for ancillary facility. The expiration date of the facility was extended from May 2028 to September 30, 2028, with an option to further extend to September 30, 2030. The interest rate of the credit facility was 66 basis points over SOFR or Hong Kong Interbank Offered Rate ("HIBOR"), and the margin will be 81 basis points for the optional extension period. In December 2025, the Company repaid the outstanding balance of US$3.17 billion under the revolving credit facility. Certain related floating interest payments are hedged by certain interest rate swap contracts entered into by the Company during the years ended March 31, 2025 and 2026. As of March 31, 2026, the Company had a total outstanding borrowing amount of RMB3.9 billion under the ancillary facility arrangement by way of short-term loan facilities, and the unutilized commitment of this revolving credit facility was approximately US$2.6 billion.

(iii) As of March 31, 2025 and 2026, the Company had long-term borrowings from banks with weighted average interest rates of 3.9% and 2.5% per annum, respectively. The borrowings are primarily denominated in RMB.

Certain other bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC, receivables and other treasury investments with carrying values of RMB30,213 million and RMB19,975 million, as of March 31, 2025 and 2026, respectively. As of March 31, 2026, the Company is in compliance with all covenants in relation to bank borrowings.

As of March 31, 2025 and 2026, the Company had a revolving credit facility provided by certain financial institutions which has not yet been drawn down. In September 2025, the Company amended the terms of the revolving credit facility agreement. The size of the credit facility was amended from US$6.5 billion to US$3.33 billion and the utilization currency was also amended from U.S. dollar only to both U.S. dollar and Hong Kong dollar. The interest rate on any outstanding utilized amount under this credit facility was adjusted from SOFR with a credit adjustment spread plus 80 basis points to SOFR or HIBOR plus 66 basis points. The expiration date of the credit facility was extended from June 24, 2026 to September 30, 2028, with an option to further extend to September 30, 2030 and the margin will be 81 basis points for the optional extension period.

## 21. Bank borrowings (Continued)

As of March 31, 2026, the future principal payments for the Company's borrowings were as follows:

|  | Principal amounts |
|---|---|
|  | RMB |
|  | *(in millions)* |
| Within 1 year | 28,224 |
| Between 1 to 2 years | 1,453 |
| Between 2 to 3 years | 4,849 |
| Between 3 to 4 years | 5,420 |
| Between 4 to 5 years | 26,951 |
| Beyond 5 years | 8,777 |
|  | 75,674 |

## 22. Unsecured senior notes

In November 2014, the Company issued unsecured senior notes including floating rate and fixed rate notes with varying maturities for an aggregate principal amount of US$8.0 billion (the "2014 Senior Notes"), of which US$1.3 billion was repaid in November 2017, US$2.25 billion was repaid in November 2019, US$1.5 billion was repaid in November 2021 and US$2.25 billion was repaid in November 2024. The 2014 Senior Notes are senior unsecured obligations that are listed on the HKSE, and interest is payable in arrears, quarterly for the floating rate notes and semiannually for the fixed rate notes.

In December 2017, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$7.0 billion (the "2017 Senior Notes"), of which US$0.7 billion was repaid in June 2023. The 2017 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

In February 2021, the Company issued unsecured fixed rate senior notes with varying maturities for an aggregate principal amount of US$5.0 billion (the "2021 Senior Notes"). The 2021 Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange, and interest is payable in arrears semiannually.

In November 2024, the Company issued unsecured fixed rate senior notes with varying maturities, consisting of U.S. dollar-denominated notes for an aggregate principal amount of US$2.65 billion (the "2024 USD Senior Notes") and RMB-denominated notes for an aggregate principal amount of RMB17 billion (the "2024 RMB Senior Notes"). The 2024 USD Senior Notes and 2024 RMB Senior Notes are senior unsecured obligations that are listed on the Singapore Stock Exchange and the Hong Kong Stock Exchange, respectively, and interest is payable in arrears semiannually.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

## 22. Unsecured senior notes (Continued)

The following table provides a summary of the Company's unsecured senior notes as of March 31, 2025 and 2026:

| | As of March 31, | | Effective |
|---|---|---|---|
| | 2025 | 2026 | interest rate |
| | RMB | RMB | |
| | *(in millions)* | | |
| US$2,550 million 3.400% notes due 2027 | 18,434 | 17,582 | 3.52% |
| RMB8,400 million 2.650% notes due 2028 | 8,353 | 8,368 | 2.83% |
| RMB5,000 million 2.800% notes due 2029 | 4,971 | 4,977 | 2.93% |
| US$1,000 million 4.875% notes due 2030 | 7,205 | 6,871 | 5.01% |
| US$1,500 million 2.125% notes due 2031 | 10,834 | 10,328 | 2.20% |
| US$700 million 4.500% notes due 2034 | 5,034 | 4,799 | 4.60% |
| RMB2,500 million 3.100% notes due 2034 | 2,485 | 2,486 | 3.17% |
| US$1,150 million 5.250% notes due 2035 | 8,268 | 7,882 | 5.35% |
| US$1,000 million 4.000% notes due 2037 | 7,203 | 6,865 | 4.06% |
| US$1,000 million 2.700% notes due 2041 | 7,158 | 6,824 | 2.80% |
| RMB1,100 million 3.500% notes due 2044 | 1,093 | 1,094 | 3.54% |
| US$1,750 million 4.200% notes due 2047 | 12,586 | 11,993 | 4.25% |
| US$1,500 million 3.150% notes due 2051 | 10,796 | 10,287 | 3.19% |
| US$500 million 5.625% notes due 2054 | 3,597 | 3,427 | 5.67% |
| US$1,000 million 4.400% notes due 2057 | 7,186 | 6,847 | 4.44% |
| US$1,000 million 3.250% notes due 2061 | 7,195 | 6,855 | 3.28% |
| Carrying value | 122,398 | 117,485 | |
| Unamortized discount and debt issuance costs | 838 | 725 | |
| Total principal amounts of unsecured senior notes | 123,236 | 118,210 | |
| Less: current portion of principal amounts of unsecured senior notes | – | – | |
| Non-current portion of principal amounts of unsecured senior notes | 123,236 | 118,210 | |

## 22. Unsecured senior notes (Continued)

The effective interest rates for the unsecured senior notes include the interest charged on the notes as well as amortization of the debt discounts and debt issuance costs.

The unsecured senior notes contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. As of March 31, 2026, the Company is in compliance with all these covenants. In addition, the unsecured senior notes rank senior in right of payment to all of the Company's existing and future indebtedness expressly subordinated in right of payment to the notes and rank at least equally in right of payment with all of the Company's existing and future unsecured unsubordinated indebtedness (subject to any priority rights pursuant to applicable law).

As of March 31, 2026, the future principal payments for the Company's unsecured senior notes were as follows:

|  | Principal amounts |
| --- | --- |
|  | RMB |
|  | *(in millions)* |
| Within 1 year | – |
| Between 1 to 2 years | 17,617 |
| Between 2 to 3 years | 8,400 |
| Between 3 to 4 years | 5,000 |
| Between 4 to 5 years | 17,271 |
| Thereafter | 69,922 |
|  | 118,210 |

As of March 31, 2025 and 2026, the fair values of the Company's unsecured senior notes, based on Level 2 inputs, were US$14,944 million (RMB108,368 million) and US$15,313 million (RMB105,792 million), respectively.

## 23. Convertible unsecured senior notes

In May 2024, the Company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031 (the "2024 Convertible Senior Notes"). The 2024 Convertible Senior Notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually. The 2024 Convertible Senior Notes may be converted into the Company's ADSs, at the option of holders, at any time prior to the maturity date at an initial conversion rate of 9.5202 ADSs per US$1,000 principal amount.

In September 2025, the Company issued zero coupon convertible unsecured senior notes for an aggregate principal amount of approximately US$3.2 billion due on September 15, 2032 (the "2025 Convertible Senior Notes"). The 2025 Convertible Senior Notes are senior unsecured obligations. The 2025 Convertible Senior Notes may be converted into the Company's ADSs, at the option of holders, at any time from March 15, 2032 until maturity at an initial conversion rate of 5.1773 ADSs per US$1,000 principal amount, and may be convertible prior to March 15, 2032 only upon satisfaction of certain conditions.

The initial conversion rates are subject to adjustment in some events such as dividend distribution. In addition, in the event of a fundamental change that occurs prior to the respective maturity dates or following the Company's delivery of a notice of redemption, the Company will increase the initial conversion rates respectively, which shall not exceed 12.3762 ADSs per US$1,000 principal amount for the 2024 Convertible Senior Notes and 6.7953 ADSs per US$1,000 principal amount for the 2025 Convertible Senior Notes, for a holder who elects to convert its notes in connection with such a fundamental change or such notice of redemption. Such make-whole adjustments are subject to the same adjustments as the respective initial conversion rates noted above. Upon conversion, the Company will pay or deliver, at its election, cash, ADSs, or a combination of cash and ADSs. Holders may also elect to receive ordinary shares in lieu of any ADSs deliverable upon conversion, with each ADS representing eight ordinary shares.

## Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

### 23. Convertible unsecured senior notes (Continued)

As of March 31, 2026, the adjusted conversion rate for the 2024 Convertible Senior Notes was 9.8915 ADSs per US$1,000 principal amount, and the adjusted conversion rate taking into account the make-whole adjustments was 12.8589 ADSs per US$1,000 principal amount. As of March 31, 2026, the conversion rate for the 2025 Convertible Senior Notes remained unadjusted at its initial conversion rate.

The Company may redeem for cash all but not part of the respective convertible senior notes in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the respective convertible senior notes originally issued remains outstanding. The Company may also redeem for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on or after June 8, 2029 and September 20, 2030, respectively, provided that the Company's ADS price has been at least 130% of the then effective conversion price for a specific period of time and on the specified date. The redemption price will be equal to the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but excluding, the related redemption date.

Holders have the right to require the Company to repurchase for cash all or part of the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes on June 1, 2029 and September 15, 2030, respectively, or in the event of a fundamental change, subject to certain conditions. The repurchase price will be equal to the principal amount of the notes being repurchased plus accrued and unpaid interest, if any, to, but excluding, the related repurchase date.

As of March 31, 2025 and 2026, the unamortized debt discounts and debt issuance costs of the 2024 Convertible Senior Notes were RMB424 million and RMB308 million, respectively, and the fair value of the 2024 Convertible Senior Notes, based on level 2 inputs, was US$7,151 million (RMB51,854 million) and US$6,929 million (RMB47,869 million), respectively.

As of March 31, 2026, the unamortized debt discounts and debt issuance costs of the 2025 Convertible Senior Notes were RMB258 million, and the fair value of the 2025 Convertible Senior Notes, based on level 2 inputs, was US$3,047 million (RMB21,050 million).

For the years ended March 31, 2025 and 2026, the effective interest rate for the 2024 Convertible Senior Notes was approximately 0.8%. For the year ended March 31, 2026, the effective interest rate for the 2025 Convertible Senior Notes was approximately 0.3%.

In connection with the issuance of the convertible senior notes, the Company entered into capped call transactions with certain financial institutions at a cost of US$638 million (RMB4,612 million) and US$184 million (RMB1,309 million) for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes, respectively, which are expected to reduce potential dilution and/or offset cash payments upon conversion. The cap prices of the capped call transactions for the 2024 Convertible Senior Notes and the 2025 Convertible Senior Notes are initially US$161.60 per ADS and US$235.46 per ADS, respectively. The capped prices are subject to adjustments similar to the adjustments on the conversion rates of the respective convertible senior notes. The capped call transactions may be settled in cash at the Company's election.

## 24. Exchangeable bonds

In July 2025, the Company issued HKD denominated zero coupon exchangeable bonds referencing the ordinary shares of Alibaba Health Information Technology Limited ("Alibaba Health"), a subsidiary of the Company in which the Company holds approximately 64% of equity interest for an aggregate principal amount of approximately HK$12 billion (approximately RMB11 billion) due on July 9, 2032 (the "2025 Exchangeable Bonds"). The ordinary shares of Alibaba Health are listed on the Hong Kong Stock Exchange ("AH Shares"). The 2025 Exchangeable Bonds are unsecured and unsubordinated obligations of the Company and are listed on the Vienna MTF operated by the Vienna Stock Exchange.

The 2025 Exchangeable Bonds may be exchanged into the AH Shares, at the option of holders, at any time prior to the maturity date at an initial exchange rate of approximately 160,513.6 AH Shares per HK$1,000,000 principal amount.

The initial exchange rate is subject to adjustment in some events such as dividend distribution by Alibaba Health. In addition, in a relevant event such as the delisting of AH Shares occurring prior to the maturity date or following the Company's delivery of a notice of redemption, the Company will increase the initial exchange rate, which shall not exceed approximately 237,529.7 AH Shares per HK$1,000,000 principal amount, for a holder who elects to exchange its bonds in connection with such a relevant event or such notice of redemption. Such make-whole adjustment is subject to the same adjustments as the initial exchange rate noted above. Upon exchange, the Company will pay or deliver, at its election, cash, AH Shares, or a combination of cash and AH Shares.

As of March 31, 2026, the exchange rate for the 2025 Exchangeable bonds remained unadjusted at its initial exchange rate.

The Company may redeem for cash all but not part of the 2025 Exchangeable Bonds in the event of certain tax law changes, or at any time if less than 10% of the aggregate principal amount of the 2025 Exchangeable Bonds originally issued remains outstanding. The Company may also redeem for cash all or part of the 2025 Exchangeable Bonds on or after July 9, 2030, provided that the AH Shares price has been at least 130% of the then effective exchange price for a specific period of time. The redemption price will be equal to the principal amount of the bonds being redeemed.

Holders have the right to require the Company to repurchase for cash all or part of the 2025 Exchangeable Bonds on July 9, 2030, or in a relevant event, subject to certain conditions. The repurchase price will be equal to the principal amount of the bonds being repurchased.

In connection with the issuance of the 2025 Exchangeable Bonds, the Company entered into a stock borrowing and lending arrangement with an affiliate of one of the bookrunners (the "Borrower"), pursuant to which the Company has committed to lending a certain number of AH Shares, which shall not exceed the number of AH Shares exchangeable under the 2025 Exchangeable Bonds, to the Borrower to facilitate hedging activities of certain bondholders. If a termination event occurs and the Borrower is unable to deliver the AH Shares due to legal restrictions, force majeure, or market disruption, cash settlement by the Borrower would be required. As of March 31, 2026, the fair value of the outstanding AH Shares lent under the arrangement was HK$4,442 million (RMB3,914 million).

For the year ended March 31, 2026, losses of RMB22 million arising from changes in the fair value of the 2025 Exchangeable Bonds and the stock borrowing and lending arrangement were recorded in the consolidated income statements.

## 25. Related party transactions

During the years ended March 31, 2024, 2025 and 2026, other than disclosed elsewhere, the Company had the following material related party transactions:

### Transactions with Ant Group and its affiliates

| | Year ended March 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | *(in millions)* | | |
| Amounts earned by the Company | | | |
| Cloud services revenue (i) | 8,814 | 11,113 | 19,134 |
| Marketplace software technology services fee and other amounts earned (i) | 4,051 | 6,046 | 5,402 |
| | 12,865 | 17,159 | 24,536 |
| Amounts incurred by the Company | | | |
| Payment processing and escrow services fee (ii) | 13,164 | 15,467 | 18,019 |
| Other amounts incurred (i) | 3,050 | 4,314 | 3,022 |
| | 16,214 | 19,781 | 21,041 |

(i)  The Company has other commercial arrangements with Ant Group and its affiliates on various cloud computing services, sales and marketing and other services.

(ii) The Company has a commercial agreement with Alipay whereby the Company receives payment processing and escrow services in exchange for a payment for the services fee, which was recognized in cost of revenue.

As of March 31, 2025 and 2026, the Company had certain amounts of cash held in accounts managed by Alipay in connection with the provision of online and mobile commerce and related services for a total amount of RMB5,863 million and RMB5,545 million, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

## 25. Related party transactions (Continued)

### Transactions with other investees

The Company has commercial arrangements with certain investees of the Company related to cloud services. In connection with these services provided by the Company, RMB984 million, RMB4,507 million and RMB9,415 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively.

The Company has commercial arrangements with certain investees of the Company related to marketing services. In connection with these services provided to the Company, RMB736 million, RMB1,010 million and RMB1,457 million were recorded in cost of revenue and sales and marketing expenses in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively.

The Company has commercial arrangements with certain investees of the Company related to logistics services. In connection with these services provided by the Company, RMB2,540 million, RMB4,573 million and RMB3,301 million were recorded in revenue in the consolidated income statements for the years ended March 31, 2024, 2025 and 2026, respectively. Costs and expenses incurred in connection with these services provided to the Company of RMB14,864 million, RMB15,542 million and RMB19,267 million were recorded in the consolidated income statements for the same periods, respectively.

The Company has extended loans to certain investees for working capital and other uses in conjunction with the Company's investments. As of March 31, 2025 and 2026, the aggregate outstanding balance of these loans was RMB1,771 million and RMB1,759 million, respectively, with remaining terms of up to five years and interest rates of up to 10% per annum as of March 31, 2025, and remaining terms of up to within five years and interest rates of up to 10% per annum as of March 31, 2026.

The Company provided a guarantee for a term loan facility of HK$7.7 billion in favor of Hong Kong Cingleot Investment Management Limited ("Cingleot"), a company that is partially owned by the Company, in connection with a logistics center development project at the Hong Kong International Airport. In May 2024, the loan facility was modified to a revolving loan facility and the facility amount was reduced to HK$6.5 billion. As of March 31, 2025 and 2026, HK$5.1 billion and HK$5.5 billion was drawn down by Cingleot under this facility, respectively. Moreover, we provide a partial guarantee for the continuing obligations of Cingleot to the Airport Authority.

The Company's ecosystem offers different platforms on which different enterprises operate and the Company believes that all transactions on the Company's platforms are conducted on terms determined based on normal commercial negotiation with similar unrelated parties.

Other than the transactions disclosed above or elsewhere in the consolidated financial statements, the Company has commercial arrangements with other investees and other related parties to provide and receive certain marketing, cloud and other services and products. The amounts relating to these services provided and received represent less than 1% of the Company's revenue and total costs and expenses, respectively, for the years ended March 31, 2024, 2025 and 2026.

In addition, the Company has made certain acquisitions and equity investments together with related parties from time to time during the years ended March 31, 2024, 2025 and 2026. The agreements for acquisitions and equity investments were entered into by the parties involved and conducted on fair value basis. The significant acquisitions and equity investments together with related parties are included in Note 4.

## 26. Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net income to the statutory reserve prior to payment of any dividends, unless the reserve has reached 50% of their respective registered capital. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of the restrictions described above and elsewhere under PRC laws and regulations, the Company's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends. The restriction amounted to RMB344,580 million as of March 31, 2026. Except for the above or disclosed elsewhere, there is no other restriction on the use of proceeds generated by the Company's subsidiaries to satisfy any obligations of the Company.

# Alibaba Group Holding Limited
## Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

## 27. Commitments

### (a) Capital commitments

The Company's capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB45,321 million and RMB54,136 million as of March 31, 2025 and 2026, respectively. The capital expenditures contracted for are analyzed as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | *(in millions)* | |
| No later than 1 year | 44,067 | 53,484 |
| Later than 1 year and no later than 5 years | 1,254 | 652 |
|  | 45,321 | 54,136 |

### (b) Investment commitments

The Company was obligated to pay up to RMB20,341 million and RMB14,501 million for business combinations and equity investments under various arrangements as of March 31, 2025 and 2026, respectively. The commitment balance as of March 31, 2025 and 2026 primarily includes the committed capital of certain investment funds.

### (c) Other commitments

The Company also has other commitments including commitments for co-location and bandwidth fees, licensed copyrights and marketing expenses. These commitments are analyzed as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | *(in millions)* | |
| No later than 1 year | 32,364 | 57,441 |
| Later than 1 year and no later than 5 years | 46,768 | 133,598 |
| More than 5 years | 5,094 | 9,023 |
|  | 84,226 | 200,062 |

## 28. Risks and contingencies

(a)  The Company is incorporated in the Cayman Islands and considered as a foreign entity under PRC laws. Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, the Company operates its Internet businesses and other businesses through various contractual arrangements with VIEs that are incorporated in the PRC and owned by PRC citizens or by PRC entities owned and/or controlled by PRC citizens. The VIEs hold the licenses and approvals that are essential for their business operations in the PRC and the Company has entered into various agreements with the VIEs and their equity holders such that the Company has the right to benefit from their licenses and approvals and generally has control of the VIEs. In the Company's opinion, the current ownership structure and the contractual arrangements with the VIEs and their equity holders as well as the operations of the VIEs are in substantial compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws, rules and regulations. Accordingly, the Company gives no assurance that PRC government authorities will not take a view in the future that is contrary to the opinion of the Company. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their equity holders were found to be in violation of any existing or future PRC laws or regulations, the Company's ability to conduct its business could be impacted and the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changes in the PRC laws which may result in deconsolidation of the VIEs.

## 28. Risks and contingencies (Continued)

(b) The PRC market in which the Company operates poses certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Company to operate or invest in e-commerce and cloud businesses, representing the principal services provided by the Company, in the PRC. The information and technology industries are highly regulated. Restrictions are currently in place or are unclear regarding what specific segments of these industries foreign owned enterprises, like the Company, may operate. If new or more extensive restrictions were imposed on the segments in which the Company is permitted to operate, the Company could be required to sell or cease to operate or invest in some or all of its current businesses in the PRC.

(c) Because of the Company's equity interest in and close association with Ant Group and overlapping user bases, regulatory developments, litigation or proceedings, media and other reports, whether or not true, and other events that affect Ant Group could also negatively affect customers', regulators', investors' and other third parties' perception of the Company. Ant Group has completed its business rectification that was started in April 2021 under discussion with PRC regulators. In July 2023, PRC regulators announced a RMB7.07 billion fine for Ant Group, which was also reflected in the Company's share of results of equity method investees during the year ended March 31, 2024. Changes in Ant Group's business and future prospects, or speculation of such changes, as well as additional regulatory requirements placed on Ant Group, could in turn have a material adverse effect on the Company.

(d) A significant majority of the Company's revenues and costs are denominated in RMB and the majority of the Company's financial assets are also denominated in RMB while the majority of the Company's debt is denominated in US$. RMB is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC").

Remittances in currencies other than RMB by the Company in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance. If the foreign exchange control system prevents the Company from obtaining sufficient foreign currencies to satisfy its currency demands, the Company may not be able to pay dividends in foreign currencies and the Company's ability to fund its business activities that are conducted in foreign currencies could be adversely affected.

(e) In the ordinary course of business, the Company makes strategic investments to increase the service offerings and expand capabilities. The Company continually reviews its investments to determine whether there is a decline in fair value below the carrying value. Fair value of the listed securities is subject to volatility and may be materially affected by market fluctuations.

(f) Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, restricted cash and equity securities and other investments. As of March 31, 2025 and 2026, substantially all of the Company's cash and cash equivalents, restricted cash, short-term investments and other treasury investments were held by major financial institutions located worldwide, including Chinese mainland and Hong Kong SAR. If the financial institutions and other issuers of financial instruments held by the Company could become insolvent or if the markets for these instruments could become illiquid as a result of a severe economic downturn or any other reason, the Company could lose some or all of the value of its investments.

(g) During the years ended March 31, 2024, 2025 and 2026, the Company offered a trade assurance program on the international wholesale marketplaces at no charge to the wholesale buyers and sellers. If the wholesale sellers who participate in this program do not deliver the products in their stated specifications to the wholesale buyers on schedule, the Company may compensate the wholesale buyers for their losses on behalf of the wholesale sellers up to a pre-determined amount following a review of each particular case. In turn, the Company will seek a full reimbursement from the wholesale sellers for the prepaid reimbursement amount, yet the Company is exposed to a risk over the collectability of the reimbursement from the wholesale sellers. During the years ended March 31, 2024, 2025 and 2026, the Company did not incur any material losses with respect to the compensation provided under this program. Given that the maximum compensation for each wholesale seller is pre-determined based on their individual risk assessments by the Company considering their credit profile or other relevant information, the Company determined that the likelihood of material default on the payments are not probable and therefore no provisions have been made in relation to this program.

## 28. Risks and contingencies (Continued)

(h) In the ordinary course of business, the Company is from time to time involved in legal proceedings and litigations and is subject to regulatory investigations. The more stringent obligations under laws and regulations will create additional operational requirements with increased compliance costs for the Company. In March 2024, the European Commission, or the EU Commission, opened formal proceeding against AliExpress to assess whether AliExpress breached the Digital Services Act. On June 18, 2025, the EU Commission issued preliminary findings in which it considers on a preliminary basis that AliExpress is in breach of its obligation to assess and mitigate risks related to the dissemination of illegal content on its platform. The ultimate timeline and final outcome of the investigation is currently uncertain and subject to further communications with the EU Commission and their final decision based on such further communications and their deliberations. Any potential loss associated with the investigation is not reasonably estimable at this stage. Except for the above, there are no legal proceedings and litigations that have in the recent past had, or to the Company's knowledge, are probable to have, a material impact on the Company's financial positions, results of operations or cash flows. The Company did not accrue any material loss contingencies in this respect as of March 31, 2025 and 2026.

(i) The Russia-Ukraine conflict and the conflicts in the Middle East have resulted in significant disruptions to energy prices, supply chains, logistics, data centers and business activities in the affected regions where the Company's operations, which have significantly increased the operating costs, reduced revenue, and negatively impacting the international commerce and logistics business. These conflicts have also caused, and continue to intensify, significant geopolitical tensions in Europe, the Middle East and across the globe. The resulting sanctions imposed have significant impacts on the economic conditions of the countries and markets targeted by such sanctions, and may have unforeseen, unpredictable secondary effects on global energy prices, supply chains and other aspects of the global economy. The conflict may adversely affect the Company's business, financial condition and results of operations.

(j) The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various export control and economic or trade sanction regimes. In particular, the United States government and other governments have increasingly threatened and/or imposed export control, as well as economic, trade and other sanctions, trade embargoes, investment prohibitions or restriction and other heightened regulatory requirements on a number of China-based companies. These restrictions or sanctions, and similar or more expansive restrictions or sanctions that may be imposed by the United States or other jurisdictions in the future have affected and may have further material adverse effects on the Company's ability to acquire technologies, systems, devices, components or computing capacities that may be critical to the Company's technology infrastructure, service offerings and business operations, and thereby negatively affecting the Company's ability to offer products and services (including those based on advanced computing chips and AI technologies) as well as the Company's ability to continue to enhance the Company's technological capabilities. These restrictions may negatively affect the Company's results of operations, financial condition and growth potential.

## 29. Segment information

Prior to the quarter ended June 30, 2025, the Company had six reportable segments, namely Taobao and Tmall Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group, Cainiao Smart Logistics Network Limited, Local Services Group, and Hujing Digital Media and Entertainment Group. Starting from the quarter ended June 30, 2025, the Company has implemented a new organizational structure, which the CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change. Comparative figures for the years ended March 31, 2024 and 2025 were reclassified to conform to the segment presentation.

Segment information is presented before elimination of inter-segment transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The CODM regularly reviews adjusted earnings before interest, taxes and amortization ("Adjusted EBITA") for each segment which is considered as a segment operating performance measure. The CODM uses revenue and Adjusted EBITA to assess performance for each segment and allocate resources for each segment in the annual budget and forecasting process.

## 29. Segment information (Continued)

The following table presents the information by segment for the years ended March 31, 2024, 2025 and 2026:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | *(in millions)* | | |
| **Alibaba China E-commerce Group** | | | |
| Revenue | 490,101 | 508,380 | 554,217 |
| Costs and expenses (i) | (303,131) | (315,157) | (446,708) |
| Adjusted EBITA (ii) | 186,970 | 193,223 | 107,509 |
| **Alibaba International Digital Commerce Group** | | | |
| Revenue | 102,598 | 132,300 | 144,170 |
| Costs and expenses (i) | (110,633) | (147,437) | (146,221) |
| Adjusted EBITA (ii) | (8,035) | (15,137) | (2,051) |
| **Cloud Intelligence Group** | | | |
| Revenue | 106,374 | 118,028 | 158,132 |
| Costs and expenses (i) | (100,253) | (107,472) | (143,867) |
| Adjusted EBITA (ii) | 6,121 | 10,556 | 14,265 |
| **All others** | | | |
| Revenue | 317,539 | 338,347 | 254,367 |
| Costs and expenses (i) | (328,791) | (347,846) | (290,104) |
| Adjusted EBITA (ii) | (11,252) | (9,499) | (35,737) |

## 29. Segment information (Continued)

The following table presents the reconciliation from the total segments Adjusted EBITA to the consolidated net income for the years ended March 31, 2024, 2025 and 2026:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | (in millions) | | |
| Total segments Adjusted EBITA | 173,804 | 179,143 | 83,986 |
| Unallocated (iii) | (6,190) | (4,337) | (5,150) |
| Inter-segment elimination | (2,586) | (1,741) | (2,420) |
| Non-cash share-based compensation expense | (18,546) | (13,970) | (11,180) |
| Amortization and impairment of intangible assets | (21,592) | (6,336) | (5,079) |
| Impairment of goodwill, and others | (11,540) | (11,854) | (10,007) |
| **Consolidated income from operations** | 113,350 | 140,905 | 50,150 |
| Interest and investment income, net | (9,964) | 20,759 | 87,512 |
| Interest expense | (7,947) | (9,596) | (9,793) |
| Other income, net | 6,157 | 3,387 | 1,518 |
| Income tax expenses | (22,529) | (35,445) | (30,045) |
| Share of results of equity method investees | (7,735) | 5,966 | 2,785 |
| **Consolidated net income** | 71,332 | 125,976 | 102,127 |

The following table presents the depreciation and impairment of property and equipment, and operating lease cost relating to land use rights by segment for the years ended March 31, 2024, 2025 and 2026:

| | Year ended March 31, | | |
|---|---|---|---|
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | (in millions) | | |
| Alibaba China E-commerce Group | 532 | 155 | 94 |
| Alibaba International Digital Commerce Group | 961 | 1,137 | 878 |
| Cloud Intelligence Group | 14,335 | 15,911 | 28,921 |
| All others | 8,622 | 7,818 | 3,589 |
| Total segments depreciation and impairment of property and equipment, and operating lease cost relating to land use rights | 24,450 | 25,021 | 33,482 |

(i)  Segment costs and expenses primarily comprise components that are included in cost of revenue, product development expenses, sales and marketing expenses, as well as general and administrative expenses.

(ii)  Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income, net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others, which the Company does not believe are reflective of the Company's core operating performance during the periods presented.

(iii)  Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

Details of the Company's revenue by segment are set out in Note 5. As substantially all of the Company's long-lived assets are located in the PRC and substantially all of the Company's revenue is derived within the PRC, no geographical information is presented.

## 30. Parent company only condensed financial information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Rule 4-08(e)(3) of Regulation S-X and concluded that it was applicable for the Company to disclose the financial information for the parent company ("Alibaba Group Holding Limited") only.

### Condensed Balance Sheets

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Cash and cash equivalents | 618 | 351 |
| Amounts due from subsidiaries | 15,170 | 4,456 |
| Prepayments and other assets | 245 | 97 |
| Interest in subsidiaries and VIEs | 1,365,004 | 1,353,652 |
| **Total assets** | 1,381,037 | 1,358,556 |
| Amounts due to subsidiaries | 184,879 | 108,341 |
| Accrued and other liabilities | 5,131 | 5,007 |
| Non-current bank borrowings | 22,937 | – |
| Non-current unsecured senior notes | 122,398 | 117,485 |
| Non-current convertible unsecured senior notes | 35,834 | 55,861 |
| Non-current exchangeable bonds | – | 10,976 |
| **Total liabilities** | 371,179 | 297,670 |
| Ordinary shares | 1 | 1 |
| Additional paid-in capital | 381,379 | 385,086 |
| Treasury shares, at cost | (36,329) | (36,141) |
| Statutory reserves | 15,936 | 16,628 |
| Accumulated other comprehensive income (loss) | 3,393 | (13,070) |
| Retained earnings | 645,478 | 708,382 |
| **Total shareholders' equity** | 1,009,858 | 1,060,886 |
| **Total liabilities and equity** | 1,381,037 | 1,358,556 |

### Condensed Statements of Comprehensive Income

|  | Year ended March 31, | | |
|---|---|---|---|
|  | 2024 | 2025 | 2026 |
|  | RMB | RMB | RMB |
|  | (in millions) | | |
| Total cost and expenses | (327) | (5,972) | (174) |
| Income from subsidiaries and VIEs | 86,057 | 142,604 | 115,581 |
| **Income from operations** | 85,730 | 136,632 | 115,407 |
| Interest expense | (5,415) | (8,058) | (8,471) |
| Other income and expenses | (574) | 896 | (1,032) |
| **Net income** | 79,741 | 129,470 | 105,904 |
| Other comprehensive income (loss) | 14,340 | 498 | (17,825) |
| **Total comprehensive income** | 94,081 | 129,968 | 88,079 |

## 30. Parent company only condensed financial information (Continued)

### Condensed Statements of Cash Flows

| | Year ended March 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2025 | 2026 |
| | RMB | RMB | RMB |
| | *(in millions)* | | |
| **Net cash provided by operating activities** | 93,308 | 51,728 | **99,551** |
| **Cash flows from investing activities:** | | | |
| Repayments from (Advances to and investments in) subsidiaries and VIEs, and others | 11,838 | (54,809) | **(99,207)** |
| **Net cash provided by (used in) investing activities** | 11,838 | (54,809) | **(99,207)** |
| **Cash flows from financing activities:** | | | |
| Issuance of ordinary shares | 843 | 10 | **1,042** |
| Advances from subsidiaries | 6,195 | 73,526 | **30,191** |
| Repurchase of ordinary shares | (88,745) | (86,662) | **(7,638)** |
| Dividend distribution | (17,946) | (29,077) | **(33,732)** |
| Repayment of unsecured senior notes | (5,013) | (16,220) | **–** |
| Repayment of bank borrowings | – | (6,067) | **(22,357)** |
| Proceeds from unsecured senior notes, net of debt issuance cost | – | 35,979 | **–** |
| Proceeds from convertible unsecured senior notes, net of debt issuance cost | – | 35,665 | **22,276** |
| Payments for capped call transactions | – | (4,612) | **(1,309)** |
| Proceeds from exchangeable bonds, net of debt issuance cost | – | – | **10,986** |
| **Net cash (used in) provided by financing activities** | (104,666) | 2,542 | **(541)** |
| Effect of exchange rate changes on cash and cash equivalents | 58 | 43 | **(70)** |
| Increase (Decrease) in cash and cash equivalents | 538 | (496) | **(267)** |
| Cash and cash equivalents at the beginning of the year | 576 | 1,114 | **618** |
| Cash and cash equivalents at the end of the year | 1,114 | 618 | **351** |

For the parent company only condensed financial information, the Company accounted for the investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323. Such investments are presented on the Condensed Balance Sheets as "Investments in subsidiaries and VIEs" and the shares of profits or losses of the subsidiaries and VIEs are presented as "Income from subsidiaries and VIEs" on the Condensed Statements of Comprehensive Income.

During the years ended March 31, 2024, 2025 and 2026, dividends paid to the parent company by the subsidiaries amounted to RMB98,174 million, RMB59,933 million and RMB101,294 million, respectively.

The parent company did not have significant capital and other commitments, or guarantees as of March 31, 2025 and 2026, except for those disclosed in these consolidated financial statements.

Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted in the parent company only condensed financial information. The parent company only condensed financial information is not the general-purpose financial statements of the reporting entity and should be read in conjunction with the consolidated financial statements of the Company.

## 31. **Dividends**

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2024 of US$0.1250 per ordinary share or US$1.00 per ADS, and (ii) a one-time extraordinary dividend of US$0.0825 per ordinary share or US$0.66 per ADS, was declared on May 14, 2024. The dividend of RMB29,077 million was paid during the year ended March 31, 2025.

A two-part dividend comprised of (i) an annual dividend for the year ended March 31, 2025 of US$0.13125 per ordinary share or US$1.05 per ADS, and (ii) a one-time extraordinary dividend of US$0.11875 per ordinary share or US$0.95 per ADS, was declared on May 15, 2025. The dividend of RMB33,732 million was paid during the year ended March 31, 2026.

An annual dividend for the year ended March 31, 2026 of US$0.13125 per ordinary share or US$1.05 per ADS was declared on May 13, 2026.

Alibaba Group Holding Limited
Notes to Consolidated Financial Statements (Continued)

For the Years Ended March 31, 2024, 2025 and 2026

## 32. Auditor's remuneration

Remuneration of auditor is as follows:

|  | Year ended March 31, | |
| --- | --- | --- |
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| Audit fees | 135 | 117 |
| Audit-related fees | 8 | 11 |
| Tax fees | 6 | 4 |
| All other fees | 2 | 1 |
| Total | 151 | 133 |

## 33. Management and directors' emoluments

### (a) Five highest paid individuals

The five highest paid individuals in the Group for the year ended March 31, 2026 include one director (2025: two). The emoluments to the five highest paid individuals for the years ended March 31, 2025 and 2026 are as follows:

|  | Year ended March 31, | |
| --- | --- | --- |
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in thousands) | |
| Salaries, allowances and benefits in kind | 19,127 | 20,040 |
| Bonuses | 162,500 | 126,000 |
| Pension scheme contributions | 987 | 2,465 |
| Share-based compensation expenses | 669,000 | 1,012,023 |
|  | 851,614 | 1,160,528 |

## 33. Management and directors' emoluments (Continued)

### (a) Five highest paid individuals (Continued)

The emoluments fell within the following bands:

| | Number of individuals | |
|---|---|---|
| | Year ended March 31, | |
| | 2025 | 2026 |
| **Remuneration bands** | | |
| HKD70,500,001~HKD71,000,000 | 1 | – |
| HKD139,000,001~HKD139,500,000 | 1 | – |
| HKD145,000,001~HKD145,500,000 | 1 | – |
| HKD162,000,001~HKD162,500,000 | – | 1 |
| HKD183,500,001~HKD184,000,000 | – | 1 |
| HKD184,000,001~HKD184,500,000 | – | 1 |
| HKD200,500,001~HKD201,000,000 | – | 1 |
| HKD218,000,001~HKD218,500,000 | 1 | – |
| HKD345,500,001~HKD346,000,000 | 1 | – |
| HKD544,500,001~HKD545,000,000 | – | 1 |
| | 5 | 5 |

### (b) Directors' and the chief executive's emoluments

The remuneration of each Director including the Chief Executive Officer is set out below:

| | | Year ended March 31, 2025 | | | | |
|---|---|---|---|---|---|---|
| Name | Fees | Salaries, allowances and benefits in kind | Bonuses | Pension scheme contributions | Share-based compensation expenses | Total |
| | | *(in thousands of RMB)* | | | | |
| Joseph C. TSAI | – | 2,536 | 28,000 | 117 | 302 | 30,955 |
| Eddie Yongming WU | – | 4,359 | 45,000 | 175 | 270,537 | 320,071 |
| J. Michael EVANS | – | 7,039 | 28,000 | 351 | 99,355 | 134,745 |
| Maggie Wei WU | – | 2,409 | – | 111 | 4,309 | 6,829 |
| Jerry YANG | 1,552 | – | – | – | 2,402 | 3,954 |
| Wan Ling MARTELLO | 1,624 | – | – | – | 2,402 | 4,026 |
| Weijian SHAN | 1,552 | – | – | – | 2,402 | 3,954 |
| Irene Yun-Lien LEE | 1,877 | – | – | – | 2,402 | 4,279 |
| Albert Kong Ping NG | 2,852 | – | – | – | 2,402 | 5,254 |
| Kabir MISRA | 1,913 | – | – | – | 2,402 | 4,315 |
| | 11,370 | 16,343 | 101,000 | 754 | 388,915 | 518,382 |

### 33. Management and directors' emoluments (Continued)

#### (b) Directors' and the chief executive's emoluments (Continued)

| Name | Fees | Salaries, allowances and benefits in kind | Bonuses | Pension scheme contributions | Share-based compensation expenses | Total |
|------|------|------|------|------|------|------|
| | | | | Year ended March 31, 2026 | | |
| | | | *(in thousands of RMB)* | | | |
| Joseph C. TSAI | – | 2,491 | 36,000 | 115 | 3,665 | 42,271 |
| Eddie Yongming WU | – | 4,414 | 60,000 | 172 | 430,833 | 495,419 |
| J. Michael EVANS | – | 6,922 | 34,000 | 1,702 | 44,076 | 86,700 |
| Maggie Wei WU | 816 | 462 | – | 20 | 8,861 | 10,159 |
| Jerry YANG | 1,455 | – | – | – | 4,631 | 6,086 |
| Wan Ling MARTELLO | 1,491 | – | – | – | 4,631 | 6,122 |
| Weijian SHAN | 1,455 | – | – | – | 4,631 | 6,086 |
| Irene Yun-Lien LEE | 1,739 | – | – | – | 4,631 | 6,370 |
| Albert Kong Ping NG | 2,733 | – | – | – | 4,631 | 7,364 |
| Kabir MISRA | 1,775 | – | – | – | 4,631 | 6,406 |
| | 11,464 | 14,289 | 130,000 | 2,009 | 515,221 | 672,983 |

#### (c) Directors' termination benefits

No Directors' termination benefits subsisted at the end of the years or at any time during the years ended March 31, 2025 and 2026, respectively.

#### (d) Consideration provided to third parties for making available directors' services

No consideration provided to or receivable by third parties for making available Directors' services subsisted at the end of the years or at any time during the years ended March 31, 2025 and 2026, respectively.

#### (e) Information about loans, quasi-loans and other dealings in favor of directors, their controlled bodies and connected entities

There were no loans, quasi-loans and other dealings in favour of Directors, their controlled bodies corporate and connected entities subsisted at the end of the years or at any time during the years ended March 31, 2025 and 2026, respectively.

#### (f) Directors' material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended March 31, 2025 and 2026, respectively.

## 34. Aging analysis

### Accounts receivable

The aging analysis of the accounts receivable, net of allowance, based on billing date is as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| 0–3 months | 25,172 | 28,422 |
| 3–6 months | 3,078 | 3,315 |
| 6–12 months | 1,775 | 2,947 |
| Over 1 year | 627 | 870 |
| Accounts receivable, net of allowance | 30,652 | 35,554 |

### Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

|  | As of March 31, | |
|---|---|---|
|  | 2025 | 2026 |
|  | RMB | RMB |
|  | (in millions) | |
| 0–3 months | 52,019 | 58,025 |
| 3–6 months | 3,990 | 7,503 |
| 6–12 months | 846 | 3,906 |
| Over 1 year | 1,346 | 2,160 |
| Accounts payable | 58,201 | 71,594 |

## 35. Subsidiaries and consolidated entities

The following is a list of subsidiaries and VIEs that together are representative of the major businesses operated by our group as of March 31, 2026:

| Name | Place of incorporation/ establishment | Particulars of issued share capital | Group's effective interest (%) | Principal activities/ place of operation |
|---|---|---|---|---|
| Taobao Holding Limited | Established in the Cayman Islands, limited liability company | USD9,546,045,712.95 | 100% | A holding company of certain major subsidiaries of Alibaba China E-commerce Group[2] |
| Taobao China Holding Limited | Established in Hong Kong, limited liability company | USD8,735,186,796.21 HKD728,451,610 | 100% | A holding company of certain major subsidiaries of Alibaba China E-commerce Group[2] |
| Alibaba.com Limited | Established in the Cayman Islands, limited liability company | USD10,711,998,494.80 HKD775,067.91 | 100% | A holding company of certain major subsidiaries relating to AIDC Group and Cloud Intelligence Group[2] |
| Alibaba.com Investment Holding Limited | Established in the British Virgin Islands, limited liability company | USD8,895,554,519.13 | 100% | The parent company of the holding company of AIDC Group and a holding company of certain subsidiaries relating to Cloud Intelligence Group[2] |
| Alibaba Investment Limited | Established in the British Virgin Islands, limited liability company | USD19,867,303,660.13 HKD2,443,000,000 | 100% | A holding company for strategic investments and certain subsidiaries of Hujing Digital Media and Entertainment Group[2] |
| Alibaba Group Services Limited | Established in Hong Kong, limited liability company | USD11,406,688,230.09 HKD500,000 | 100% | Treasury center in Hong Kong |
| Zhejiang Tmall Technology Co., Ltd. | Established in the PRC, limited liability company | Registered Capital USD116,160,726.32 | 100% | Provision of software and technology services for Tmall in the PRC |
| Zhejiang Tmall Network Co., Ltd. | Established in the PRC, limited liability company | Registered Capital RMB10,000,000 | 100%[1] | Provision of value-added telecommunications services for Tmall in the PRC |
| Taobao (China) Software Co., Ltd. | Established in the PRC, limited liability company | Registered Capital USD693,047,543.2 | 100% | Provision of software and technology services for Taobao in the PRC |
| Zhejiang Taobao Network Co., Ltd | Established in the PRC, limited liability company | Registered Capital RMB65,000,000 | 100%[1] | Provision of value-added telecommunications services for Taobao in the PRC |
| Hangzhou AliCloud Apsara Information Technology Co., Ltd. | Established in the PRC, limited liability company | Registered Capital RMB100,000,000 | 100% | Primarily involved in the operation of Cloud Intelligence Group in the PRC |
| Alibaba Cloud Computing Ltd. | Established in the PRC, limited liability company | Registered Capital RMB1,010,101,010.1 | 100%[1] | Primarily involved in the operation of Cloud Intelligence Group in the PRC |
| Alibaba.com International (Cayman) Holding Limited | Established in the Cayman Islands, limited liability company | USD14,582 | 100% | The holding company of AIDC Group[2] |
| Zhejiang Diantao Good Things Network Co., Ltd. | Established in the PRC, limited liability company | Registered Capital RMB55,000,000 | 100%[1] | Provision of value-added telecommunications services for Diantao in the PRC |

(1) As described in Note 2, the Group does not have equity interest in these entities, but controls these entities through contractual arrangements.

(2) A holding company with no business operations.

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Company prepared under U.S. GAAP and IFRS are as follows:

### Reconciliation of Consolidated Balance Sheets (Extract)

| | As of March 31, 2025 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Consolidation and business combinations, and others (i) | Equity securities without readily determinable fair value (ii) | Equity method investments (iii) | Share-based awards (iv) | Operating leases (v) | Redeemable noncontrolling interests (vi) | Hyperinflation (vii) | Convertible unsecured senior notes and instruments in an entity's own equity (viii) | Amounts under IFRS |
| | *(in millions of RMB)* | | | | | | | | | |
| Equity securities and other investments | 356,818 | – | 5,003 | 3,547 | – | – | – | – | – | 365,368 |
| Prepayments, receivables and other assets | 83,431 | (258) | 485 | – | 578 | (1,010) | – | 382 | 6,874 | 90,482 |
| Investments in equity method investees | 210,169 | (241) | – | (226) | – | – | – | – | – | 209,702 |
| Property and equipment, net | 203,348 | – | – | – | – | – | – | 1,318 | – | 204,666 |
| Intangible assets, net | 20,911 | (1,861) | – | – | – | – | – | 426 | – | 19,476 |
| Goodwill | 255,501 | (36,284) | – | – | – | – | – | 3,180 | – | 222,397 |
| **Total assets** | 1,804,227 | (38,644) | 5,488 | 3,321 | 578 | (1,010) | – | 5,306 | 6,874 | 1,786,140 |
| Deferred tax liabilities | 48,454 | (719) | 368 | (283) | (78) | – | – | (51) | – | 47,691 |
| Convertible unsecured senior notes | 35,834 | – | – | – | – | – | – | – | 16,021 | 51,855 |
| Other liabilities | 17,644 | – | – | – | – | (2) | 10,247 | – | – | 27,889 |
| **Total liabilities** | 714,121 | (719) | 368 | (283) | (78) | (2) | 10,247 | (51) | 16,021 | 739,624 |
| Mezzanine equity | 11,713 | – | – | – | – | – | (11,713) | – | – | – |
| Total shareholders' equity | 1,009,858 | (17,402) | 5,120 | 3,604 | 656 | (1,008) | 1,439 | 2,616 | (9,147) | 995,736 |
| Noncontrolling interests | 68,535 | (20,523) | – | – | – | – | 27 | 2,741 | – | 50,780 |
| **Total equity** | 1,078,393 | (37,925) | 5,120 | 3,604 | 656 | (1,008) | 1,466 | 5,357 | (9,147) | 1,046,516 |
| **Total liabilities, mezzanine equity and equity** | 1,804,227 | (38,644) | 5,488 | 3,321 | 578 | (1,010) | – | 5,306 | 6,874 | 1,786,140 |

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

### Reconciliation of Consolidated Balance Sheets (Extract) (Continued)

| | As of March 31, 2026 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Consolidation and business combinations, and others (i) | Equity securities without readily determinable fair value (ii) | Equity method investments (iii) | Share-based awards (iv) | Operating leases (v) | Redeemable noncontrolling interests (vi) | Hyperinflation (vii) | Convertible unsecured senior notes and instruments in an entity's own equity (viii) | Amounts under IFRS |
| | *(in millions of RMB)* | | | | | | | | | |
| Equity securities and other investments | 449,942 | – | 2,036 | 5,589 | – | – | – | – | – | 457,567 |
| Prepayments, receivables and other assets | 94,996 | (257) | 445 | – | 338 | (160) | – | 633 | 7,502 | 103,497 |
| Investments in equity method investees | 206,803 | (241) | – | (4,065) | – | – | – | – | – | 202,497 |
| Property and equipment, net | 282,699 | – | – | – | – | – | – | 1,386 | – | 284,085 |
| Intangible assets, net | 16,983 | (1,532) | – | – | – | – | – | 405 | – | 15,856 |
| Goodwill | 247,378 | (32,218) | – | – | – | – | – | 3,548 | – | 218,708 |
| **Total assets** | 1,909,570 | (34,248) | 2,481 | 1,524 | 338 | (160) | – | 5,972 | 7,502 | 1,892,979 |
| Deferred tax liabilities | 46,060 | (649) | 190 | (197) | (64) | – | – | (245) | – | 45,095 |
| Convertible unsecured senior notes | 55,861 | – | – | – | – | – | – | – | 13,058 | 68,919 |
| Other liabilities | 24,185 | – | – | – | – | 818 | 6,426 | – | – | 31,429 |
| **Total liabilities** | 783,300 | (649) | 190 | (197) | (64) | 818 | 6,426 | (245) | 13,058 | 802,637 |
| Mezzanine equity | 7,845 | – | – | – | – | – | (7,845) | – | – | – |
| Total shareholders' equity | 1,060,886 | (17,413) | 2,291 | 1,721 | 402 | (978) | 1,439 | 2,941 | (5,556) | 1,045,733 |
| Noncontrolling interests | 57,539 | (16,186) | – | – | – | – | (20) | 3,276 | – | 44,609 |
| **Total equity** | 1,118,425 | (33,599) | 2,291 | 1,721 | 402 | (978) | 1,419 | 6,217 | (5,556) | 1,090,342 |
| **Total liabilities, mezzanine equity and equity** | 1,909,570 | (34,248) | 2,481 | 1,524 | 338 | (160) | – | 5,972 | 7,502 | 1,892,979 |

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

### Reconciliation of Consolidated Income Statement (Extract)

| | Year ended March 31, 2025 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Consolidation and business combinations, and others (i) | Equity securities without readily determinable fair value (ii) | Equity method investments (iii) | Share-based awards (iv) | Operating leases (v) | Redeemable noncontrolling interests (vi) | Hyperinflation (vii) | Convertible unsecured senior notes and instruments in an entity's own equity (viii) | Amounts under IFRS |
| | (in millions of RMB) | | | | | | | | | |
| **Revenue** | 996,347 | – | – | – | – | – | – | 1,259 | – | 997,606 |
| Cost of revenue | (598,285) | – | – | – | (43) | 1,418 | – | (1,514) | – | (598,424) |
| Product development expenses | (57,151) | – | – | – | (35) | – | – | (104) | – | (57,290) |
| Sales and marketing expenses | (144,021) | – | – | – | (8) | 2 | – | (1,261) | – | (145,288) |
| General and administrative expenses | (44,239) | – | – | – | (32) | 115 | – | (195) | – | (44,351) |
| Amortization and impairment of intangible assets | (6,336) | 320 | – | – | – | – | – | 93 | – | (5,923) |
| Impairment of goodwill | (6,171) | 4,296 | – | – | – | – | – | – | – | (1,875) |
| Other gains, net | 761 | – | – | – | – | – | – | (565) | – | 196 |
| **Income from operations** | 140,905 | 4,616 | – | – | (118) | 1,535 | – | (2,287) | – | 144,651 |
| Interest and investment income, net | 20,759 | 986 | 2,237 | (2,867) | – | 960 | 599 | 62 | (13,714) | 9,022 |
| Interest expense | (9,596) | (283) | – | – | – | (1,672) | (921) | (96) | – | (12,568) |
| Other income, net | 3,387 | (5) | – | – | – | – | – | 1,262 | – | 4,644 |
| Income tax expenses | (35,445) | (70) | 121 | 160 | 763 | 42 | – | 163 | – | (34,266) |
| Share of results of equity method investees | 5,966 | – | – | 1,491 | (15) | – | – | (3) | – | 7,439 |
| **Net income** | 125,976 | 5,244 | 2,358 | (1,216) | 630 | 865 | (322) | (899) | (13,714) | 118,922 |
| Net loss attributable to noncontrolling interests | 4,133 | (2,041) | – | – | (6) | – | 94 | 303 | – | 2,483 |
| Accretion of mezzanine equity | (639) | – | – | – | – | – | 639 | – | – | – |
| **Net income attributable to ordinary shareholders** | 129,470 | 3,203 | 2,358 | (1,216) | 624 | 865 | 411 | (596) | (13,714) | 121,405 |

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

### Reconciliation of Consolidated Income Statement (Extract) (Continued)

| | Year ended March 31, 2026 | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Consolidation and business combinations, and others (i) | Equity securities without readily determinable fair value (ii) | Equity method investments (iii) | Share-based awards (iv) | Operating leases (v) | Redeemable noncontrolling interests (vi) | Hyperinflation (vii) | Convertible unsecured senior notes and instruments in an entity's own equity (viii) | Amounts under IFRS |
| | (in millions of RMB) | | | | | | | | | |
| Revenue | 1,023,670 | - | - | - | - | - | - | 752 | - | 1,024,422 |
| Cost of revenue | (616,136) | - | - | - | (7) | 646 | - | (1,686) | - | (617,183) |
| Product development expenses | (66,533) | - | - | - | (5) | - | - | (41) | - | (66,579) |
| Sales and marketing expenses | (245,023) | - | - | - | (7) | 2 | - | (171) | - | (245,199) |
| General and administrative expenses | (33,082) | - | - | - | (39) | 47 | - | (42) | - | (33,116) |
| Amortization and impairment of intangible assets | (5,079) | 329 | - | - | - | - | - | 9 | - | (4,741) |
| Impairment of goodwill | (9,515) | 4,056 | - | - | - | - | - | - | - | (5,459) |
| Other gains, net | 1,848 | - | - | - | - | - | - | (721) | - | 1,127 |
| Income from operations | 50,150 | 4,385 | - | - | (58) | 695 | - | (1,900) | - | 53,272 |
| Interest and investment income, net | 87,512 | - | (2,898) | (1,968) | - | 61 | 35 | 168 | 1,341 | 84,251 |
| Interest expense | (9,793) | (1,233) | - | - | - | (706) | 1,326 | (112) | - | (10,518) |
| Other income, net | 1,518 | 5 | - | - | - | - | - | 3,071 | - | 4,594 |
| Income tax expenses | (30,045) | (69) | 169 | (122) | 18 | (20) | - | (935) | - | (31,004) |
| Share of results of equity method investees | 2,785 | - | - | 234 | 43 | - | - | - | - | 3,062 |
| Net income | 102,127 | 3,088 | (2,729) | (1,856) | 3 | 30 | 1,361 | 292 | 1,341 | 103,657 |
| Net loss attributable to noncontrolling interests | 1,465 | (121) | - | - | 3 | - | 951 | (53) | - | 2,245 |
| Reversal of accretion of mezzanine equity | 2,312 | - | - | - | - | - | (2,312) | - | - | - |
| Net income attributable to ordinary shareholders | 105,904 | 2,967 | (2,729) | (1,856) | 6 | 30 | - | 239 | 1,341 | 105,902 |

**(i) Consolidation and business combinations**

The Company consolidates an entity when the Company obtains control over the entity and deconsolidates the entity upon the loss of control. Under U.S. GAAP, control generally exists when the Company obtains a controlling financial interest over an entity, whereby the usual condition is ownership of over 50% of the voting shares. Under IFRS, de facto control exists when the Company has the practical ability to direct the relevant activities of the entity, even if the Company owns less than 50% of the voting shares.

The Company recognizes noncontrolling interests to reflect the portion of equity of a subsidiary that is not attributable to the Company. Under U.S. GAAP, noncontrolling interests are measured at fair value and full goodwill in relation to the acquiree is recognized in a business combination. Under IFRS, the Company can elect, on a transaction-by-transaction basis, to measure noncontrolling interests at the noncontrolling interests' proportionate share of the acquiree's net identifiable assets and partial goodwill is recognized to reflect the controlling interests only.

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

**(i)  Consolidation and business combinations (Continued)**

The Company recognizes an impairment loss when the Company determines that the carrying value of goodwill is not recoverable. Under U.S. GAAP, the impairment loss is measured by comparing the carrying value of the reporting unit, including goodwill, with its fair value. Under IFRS, the carrying value is compared with the recoverable amount, which is the higher of fair value less costs of disposal and value in use.

**(ii)  Equity securities without readily determinable fair value**

Under U.S. GAAP, the Company can elect, on an instrument-by-instrument basis, to apply the measurement alternative to record the investments in equity securities without readily determinable fair values at cost, less impairment, with subsequent adjustments for observable price changes recognized in the consolidated income statements. Under IFRS, these investments are measured at fair value with changes in fair value recognized in the consolidated income statements.

**(iii) Equity method investments**

The Company generally applies the equity method to account for equity investments over which it has significant influence. Under U.S. GAAP, significant influence is presumed to exist for an investment in limited partnership or unincorporated entity, unless the investment is so minor that the Company has virtually no influence over the entity's operating and financial policies. Under IFRS, significant influence is presumed to exist for an investment of over 20% of the voting rights of an entity.

The Company records its share of the post-acquisition results of its equity method investees and adjusts for the basis differences that exist between the carrying values of the equity method investments and the Company's proportionate share of the carrying value of the investee's net assets. Adjustments are made to the financial statements of the equity method investees prepared under U.S. GAAP in order to conform to the Company's accounting policies under IFRS and to reflect the basis differences of the equity method investments under IFRS, if different from those under U.S. GAAP.

**(iv) Share-based awards**

The employees of the Company hold share-based awards relating to an equity method investee of the Company that were granted and will be settled by related parties or economic interest holders of the Company. Under U.S. GAAP, the cost related to these awards is recognized over the requisite service period, with subsequent changes in fair value of these awards recognized in the consolidated income statements. Under IFRS, these awards are not considered as share based payments of the Company and the cost relating to these awards is not recognized.

The Company accounts for income tax effects of share-based awards that ordinarily give rise to tax deduction. Under U.S. GAAP, deferred taxes for these awards are measured based on share-based compensation expenses recognized in the consolidated financial statements. Under IFRS, deferred taxes for these awards are measured based on future tax deduction estimated at the end of each reporting period.

**(v)  Operating leases**

Under U.S. GAAP, the amortization of right-of-use assets and the interest expense related to lease liabilities are recorded together as lease expense and recognized in the consolidated income statements on a straight-line basis. Under IFRS, the right-of-use assets are amortized on a straight-line basis while the interest expense related to lease liabilities are recognized in the consolidated income statements using effective interest method.

## 36. Reconciliation between U.S. GAAP and International Financial Reporting Standards (Continued)

**(vi) Redeemable noncontrolling interests**

Equity interests issued by certain subsidiaries of the Company are redeemable. Under U.S. GAAP, redeemable equity interests are classified as mezzanine equity if the redemption is outside the Company's control and as noncontrolling interests if equity interests issued by finite-lived subsidiaries are mandatorily redeemable only upon liquidation. Under IFRS, these redeemable equity interests are generally classified as financial liabilities.

**(vii) Hyperinflation**

Under U.S. GAAP, when the Company determines that a subsidiary is operating in a highly inflationary economy, the financial statements of this subsidiary are remeasured prospectively as if its functional currency was the reporting currency of its immediate parent company. Under IFRS, the financial statements of the subsidiary operating in a highly inflationary economy are restated in terms of the measuring unit current at the end of the reporting period.

**(viii) Convertible unsecured senior notes and instruments in an entity's own equity**

Certain unsecured senior notes issued by the Company are convertible into its ordinary shares. Under U.S. GAAP, these convertible notes are accounted for in entirety as liabilities measured at amortized cost with debt discounts and debt issuance costs amortized using the effective interest method. Under IFRS, these convertible notes that the Company can settle in cash at its election are accounted for as hybrid instruments, and the Company designates the hybrid instruments as financial liabilities measured at fair value with changes in fair value recognized in the consolidated income statements, whereas changes in fair value attributed to credit risk recognized separately in other comprehensive income are insignificant. Furthermore, under IFRS, if the conversion options embedded in the convertible unsecured senior notes or the exchange options embedded in the exchangeable bonds are not classified as equity, the respective instruments are classified as current liabilities when the holders have the right to convert or exchange them within twelve months after the reporting period.

Under U.S. GAAP, for an instrument in an entity's own equity to be classified as equity, the instrument must be both (1) indexed to the entity's stock (commonly referred to as "fixed-for-fixed" test) and (2) classified in shareholders' equity, regardless of whether the instrument is a derivative under ASC 815. Under IFRS, a derivative in an entity's own equity may nonetheless be considered an equity instrument if the derivative meets the "fixed-for-fixed" test, whereas a non-derivative that includes no contractual obligation for the entity to deliver cash, financial asset or a variable number of its own equity instrument is recognized in shareholders' equity with no subsequent measurement. Besides, differences exist in the application of the "fixed-for-fixed" test between U.S. GAAP and IFRS. For example, settlement alternatives that may permit equity classification under U.S. GAAP typically result in an asset or a liability classification under IFRS. Consequently, depending on the specific terms and conditions, an instrument in an entity's own equity may be classified as equity under U.S. GAAP but as an asset or a liability measured at fair value, with changes in fair value recognized in the consolidated income statement, under IFRS, or vice versa.



**Alibaba Group Holding Limited**


